ALLIANT ENERGY 2011 ANNUAL REPORT


ALLIANT ENERGY
We're on for you.

CONTENTS

Financial Overview	1
At a Glance	2
A Letter to Shareowners	3
2011 Highlights	4
Our Leaders	8
2011 Financial Information	F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations	F-2
Management's Annual Report on Internal Control over Financial Reporting	F-57
Reports of Independent Registered Public Accounting Firm	F-58
Consolidated Financial Statements	F-60
Notes to Consolidated Financial Statements	F-65
Selected Financial and Operating Statistics	F-118
Shareowner Information	Inside back cover

Who we are



Alliant Energy Corporation is an investor-owned public utility holding company. We are proud to be a Midwest energy company providing service to approximately 1 million electric customers and 414,000 gas customers in more than 1,300 communities throughout Iowa, Wisconsin and Minnesota.

Our corporate headquarters are located in Madison, Wisconsin with general offices located in Cedar Rapids and Dubuque, Iowa. Our utility operations and generation facilities are located in over 200 communities throughout our utility service territory. Alliant Energy Corporation stock is traded on the New York Stock Exchange under the ticker "LNT."



You're invited

Our 2012 Annual Meeting of Shareowners will be held at the Alliant Energy Center of Dane County, 1919 Alliant Energy Center Way, Madison, Wisconsin, on Thursday, May 17, 2012, at 1 p.m CDT.

We encourage you to attend, meet your Board of Directors and management team, and allow us to answer any questions you may have.

Utility operating revenues



Electric
83%
Natural Gas
15%
Other
2%

Electric sales mix



Industrial
37%
Commercial
20%
Residential
25%
Sales for Resale
17%
Other 1%

Electric power sources



Coal
52%
Purchased Power
Nuclear
17%
Purchased Power
Other*
24%
Other*
5%
Natural Gas
2%

*All or some of the renewable energy attributes associated with generation from these sources may be: (a) used in future years to comply with renewable energy standards or other regulatory requirements or (b) sold to third parties in the form of renewable energy credits or other environmental commodities.

Forward-looking statements: This annual report contains forward-looking statements. These forward-looking statements should be considered in light of the disclaimer on pages F-2 and F-3. The information contained in the section entitled "2011 Financial Information" was filed with the Securities and Exchange Commission (SEC) on February 27, 2012 and was complete and accurate as of that date. Alliant Energy disclaims any responsibility to update that information in this annual report.

On the cover: A view from directly above the emission reduction construction project at Edgewater Generating Station Unit 5 in Sheboygan, Wisconsin. This is one of several emission reduction projects ongoing or planned at our power plants.



FINANCIAL OVERVIEW

(Dollars in millions, except per-share data)	**2011**	2010	Change
Operating revenues	**$3,665**	$3,416	7%
Amounts attributable to Alliant Energy common shareowners:			
Income from continuing operations, net of tax	**$303**	$289	5%
Income (loss) from discontinued operations, net of tax	**$1**	($1)	200%
Net income	**$304**	$288	6%
Diluted earnings per weighted average common share attributable to Alliant Energy common shareowners:			
Income from continuing operations, net of tax	**$2.73**	$2.62	4%
Income (loss) from discontinued operations, net of tax	**$0.01**	($0.02)	150%
Net income	**$2.74**	$2.60	5%
Utility electric sales to retail customers (thousands of megawatt-hours)	**25,497**	25,268	1%
Total utility electric sales (thousands of megawatt-hours)	**30,777**	30,124	2%
Utility natural gas sold and transported (thousands of dekatherms)	**102,220**	100,385	2%
Cash flows from operating activities	**$703**	$985	(29%)
Construction and acquisition expenditures	**$673**	$867	(22%)
Total assets at year-end	**$9,688**	$9,283	4%
Common shares outstanding at year-end (in thousands)	**111,019**	110,894	0%
Dividends declared per common share (a)	**$1.70**	$1.58	8%
Market value per share at year-end	**$44.11**	$36.77	20%
Book value per share at year-end	**$27.14**	$26.09	4%
Market capitalization at year-end	**$4,897**	$4,078	20%

(a) Effective with the dividend declared and paid in the first quarter of 2012, Alliant Energy's targeted annualized common stock dividend was increased from $1.70 to $1.80 per share.

The financial data should be read in conjunction with the audited consolidated financial statements and related notes of Alliant Energy. The reported financial data is not necessarily indicative of future operating results or financial position.

Diluted earnings per weighted average common share attributable to Alliant Energy common shareowners



$3.00
$2.00
$1.00
$0.00
$1.00
$1.01
$2.62
$2.60
$2.73
$2.74
2009
2010
2011
Income from continuing operations
Net income

Income from continuing operations attributable to Alliant Energy common shareowners (in millions)



$350
$300
$250
$200
$150
$100
$50
$0
$110
$289
$303
2009
2010
2011

AT A GLANCE

A look at Alliant Energy



Alliant Energy (NYSE: LNT) operates as a regulated investor-owned public utility holding company and maintains its corporate headquarters in Madison, Wisconsin with additional general offices in Cedar Rapids and Dubuque, Iowa. Our primary focus is to provide regulated electric and natural gas service in portions of Iowa, Wisconsin and Minnesota.

Utility companies

Alliant Energy's regulated utility subsidiaries include Interstate Power and Light Company (IPL) and Wisconsin Power and Light Company (WPL).

Electric operations

- Our utility companies sell more than 30 million megawatt hours of electricity each year
- We proudly provide electric service to nearly 1 million customers
- Over 80% of our utility operating revenues are generated from electricity sales
- We maintain a fleet of more than two dozen fossil fuel and renewable generating facilities across the upper Midwest with a generating capacity of over 4,000 megawatts

Gas operations

- We maintain more than 9,000 miles of gas mains in Iowa, Wisconsin and Minnesota and sell in excess of 100 million dekatherms annually
- We proudly provide gas service to more than 400,000 customers

Non-regulated businesses



- Alliant Energy Resources is the parent company of our non-regulated businesses
- Alliant Energy Transportation includes a short-line railroad called the Cedar Rapids and Iowa City Railway Company (CRANDIC), a barge terminal and hauling business known as IEI Barge Services, and other transfer and storage services
- Non-regulated Generation includes the Sheboygan Falls Energy Facility, a 300-megawatt natural gas-fired generating station leased to WPL
- RMT is an engineering, procurement and construction firm specializing in the design and construction of clean energy facilities. The company has constructed over 5,000 megawatts of renewable energy facilities. We recently announced our intent to sell RMT in 2012.



Support services

Alliant Energy Corporate Services supports the company with administrative functions including strategy, accounting and finance, treasury, fuel procurement, supply chain, corporate communications, legal, regulatory, information technology, human resources, internal audit, security, facilities, public affairs, and environmental and safety management.



Community involvement

Alliant Energy commits time and resources to help make our communities better places to live and work. The Alliant Energy Foundation, our corporate giving program, and our employees and retirees combined contribute more than $5 million annually to non-profits and other programs and initiatives in the communities we serve. Our company also provides approximately 4,000 family-supporting jobs throughout our service territory, and we are proud of the thousands of hours our employees, retirees and their families contribute to charitable and community causes.

History



For nearly a century, Alliant Energy and our predecessor companies have kept homes warm, lights on and companies operating across the upper Midwest. Alliant Energy as a business entity began formal operations in April 1998 through a merger of three electric and gas utilities: Cedar Rapids, Iowa-based IES Utilities Inc.; Madison, Wisconsin-based Wisconsin Power and Light Company; and Dubuque, Iowa-based Interstate Power Company. Subsequently, IES Utilities Inc. and Interstate Power Company merged to form Interstate Power and Light Company. Our utility subsidiaries trace their beginnings back over 90 years.

Dear fellow Shareowners,

Our Board of Directors, management and employees thank you for supporting our vision, and we're pleased to reward your commitment to our company and its customers in 2011. Our stock opened last year at $36.77 per share and closed the year at $44.11 per share. That price appreciation, coupled with your dividend, resulted in your investment yielding a total return of over 25% in 2011. And consistent with our long-standing dividend policy, your Board raised the annual dividend target to $1.80 per share for 2012. In a year of financial challenges for our country and world, we believe we created value for both our shareowners and customers in 2011. In fact, our financial success came in a year when our utility customers' rates were fairly flat throughout the territory.

Our industry is currently navigating some of the most uncertain environmental and economic challenges that we have ever experienced. This requires us to skillfully respond to the new regulations being put in place and also prepare for regulations that are yet to be finalized – or yet to be introduced. However, we are a company of bright, innovative, yet careful thinkers. I believe we have positioned our organization to manage current and future regulations while also keeping a clear focus on our goals.

Execution of our strategic plan is the key to our future success. Our plan includes meeting our customers' expectations for safe and reliable service, balancing our generating portfolio to meet future environmental requirements and customer energy needs, and carefully managing our costs and minimizing customer rate impacts. And, by successfully meeting the expectations of our customers and regulators, we'll assure that we can earn appropriate returns for you, our shareowners.

Our appreciation to Bill Harvey



On March 31, 2012, Alliant Energy Chairman and CEO Bill Harvey retired from Alliant Energy. Bill served as Chairman and CEO for the last six years, and began his career at Wisconsin Power and Light 25 years ago as Assistant General Counsel. Bill led the transformation of the company back to a top-performing utility. Along the way, he served our customers, communities, employees and shareowners well, and he deserves a great deal of thanks for that. We congratulate him on his retirement and wish him well. Thank you, Bill!



After investing over $670 million in capital projects last year, we announced our capital expenditure plan for 2012 through 2015, which highlights almost $4 billion of investments to improve our environmental profile, balance our generation portfolio and maintain strong reliability of our distribution system and generating units. Best of all, through our regulatory planning, we believe we can make these investments while minimizing rate increases to our customers.

Our employees are key to implementing our strategic plan and to continuing to provide exceptional service to our electric and gas customers. Our employees' dedication to our company is impressive, and we believe we have the best employees with the necessary tools to continue the success you have come to expect.

Safety has always been a top priority at Alliant Energy. The safety of our employees and customers is paramount to me. Every injury that occurs, whether to an employee or customer, is felt by the whole organization, and by me personally. We have stepped up efforts to continue toward our goal of zero injuries. It is a lofty goal, but the only goal we can set when dealing with the safety of our employees and customers.

Finally, as we operate day-to-day and move forward with implementing our strategic plan, we will adhere to our core values of safety, integrity, respect, service and responsibility. We will hold ourselves to the highest ethical standards to earn and keep the trust of our regulators, our customers and our shareowners.

On a personal note, I am honored to have been selected by the Alliant Energy Board of Directors to lead this great organization. Building upon our company's strong foundation, I am dedicated to advancing our tradition of exceptional service to our customers and communities, while increasing value to you, our shareowners. I am excited about our future, and am confident that together, we will prosper.

Please take some time to review all the information in the annual report about our successful 2011, and we hope you'll join us for our Annual Meeting located at the Alliant Energy Center in Madison, Wisconsin on May 17.

Thank you for your continued support of our company.

Sincerely,

P. L. Kampling

Patricia L. Kampling
Chairman, President and CEO

Financial markets

The chart at the bottom of this page shows how an investment in Alliant Energy – when considering both changes in the stock price and dividends – compares to three benchmarks: the S&P 500 Index, which is representative of the overall stock market; the S&P 400 Utilities Index, which is made up of 19 electric, natural gas and water utilities; and the EEI Stock Index, which is made up of 61 shareholder-owned electric utilities who are members of the Edison Electric Institute. Taking a long-term perspective, $100 invested in Alliant Energy common stock at the end of 2006 was worth $145.65 at the end of 2011. This return is better than the S&P 500 Index, which would have decreased the investment to $98.76, and the S&P 400 Utilities Index and the EEI Stock Index, which would have increased the investment to $137.39 and $122.80, respectively, over the five-year period.

Returns in 2011 were positive for Alliant Energy, as well as for the broader markets. On a percentage basis, the increases for Alliant Energy, the S&P 500 Index, the S&P 400 Utilities Index and the EEI Stock Index were 25%, 2%, 14% and 20%, respectively. Alliant Energy outperformed the overall stock market and comparable utilities in 2011. Also, Alliant Energy paid common stock dividends – as we have for 265 consecutive quarters – and increased targeted annual dividends by 6% for 2012.

As we continue execution of our plan, Alliant Energy is in strong financial health. And we have strong liquidity and a secure and growing dividend.

We thank you for your investment in Alliant Energy, and we remain committed to delivering results for our shareowners.

Comparison of cumulative five-year total return


$150
$120
$90
$60
2006
2007
2008
2009
2010
2011
Alliant Energy Corporation
S&P 500 Index
S&P 400 Utilities Index
EEI Stock Index

As of Dec. 31	2006	2007	2008	2009	2010	2011
Alliant Energy Corporation (LNT)	$100	$111.28	$83.17	$91.38	$116.28	$145.65
S&P 500 Index	100	105.49	66.46	84.05	96.71	98.76
S&P 400 Utilities Index	100	106.49	84.85	102.93	117.65	137.39
EEI Stock Index	100	116.56	86.37	95.62	102.34	122.80

Generating fleet strategy

Our Generation Plan focuses on:

- Installing environmental controls on and increasing efficiency of our larger, most-efficient coal-fired units
- Utilizing lower-cost environmental solutions at other facilities so they can cost-effectively operate under stricter environmental regulations
- Retiring, or switching the fuel source for, the oldest and smallest coal-fired units in our fleet
- Adding generation











Emission control technologies

Alliant Energy is using a combination of technologies to reduce sulfur dioxide (SO_2), nitrogen oxide (NO_X) and mercury (Hg). In addition, emerging rules require attention to other air emissions.



Selective Catalytic Reduction (SCR) – A post-combustion process that injects ammonia or urea into the stream of gases leaving the generating unit boiler to convert NO_X emissions into nitrogen and water. The use of a catalyst enhances the effectiveness of the conversion-enabling NO_X emissions reductions of up to 90% or more.



Baghouse / carbon injection process – A post-combustion process that injects carbon particles into the stream of gases leaving the generating unit boiler to facilitate the capture of mercury in filters or bags. A baghouse / carbon injection process can remove more than 85% of mercury emissions.



Scrubber – A post-combustion process that injects lime or lime slurry into the stream of gases leaving the generating unit boiler to remove SO_2 and other acid gases and capture them in a solid or liquid waste by-product. A scrubber typically removes more than 90% of the SO_2 emissions.

Emission reductions

The three key components of Alliant Energy's Strategic Plan include ensuring safe and reliable service, providing energy sources at competitive costs and managing a balanced generation fleet that can provide energy flexibility for our customers. This includes investing in our largest and most efficient electric generating units to reduce emissions and increase efficiency of these units, which will provide our customers with competitive and reliable power for decades to come.

This initiative includes investments in emission controls at our largest and most efficient generating units of approximately $800 million between 2012 and 2015.



Our Edgewater Generating Station Unit 5, in Sheboygan, Wisconsin, illustrates the investment we are making in one of our larger plants. The installation of an SCR at Edgewater Unit 5 began in the fall of 2010 and is expected to be placed in service in 2013. The $145 million project is expected to reduce NO_X emissions by 65% per year from current levels.

Our company will continue to explore lower-cost emission control options for our other smaller and medium-sized plants. Our current capital expenditure projections for 2012-2015 include a total estimate of $100 million for emission controls at these plants. The future of these plants is dependent on the evolving environmental compliance rules as well as operational and market factors.



Additional owned generaton

In November 2011, WPL filed an application with the Public Service Commission of Wisconsin (PSCW) for the purchase of the Riverside Energy Center. Riverside is an existing 600-megawatt combined cycle natural gas-fired plant located in Beloit, Wisconsin. WPL currently has a purchased power agreement for approximately 500 megawatts from the facility and holds an option to purchase the entire plant.

Through this approximately $390 million investment, WPL would increase its gas-fired capacity by approximately 100 megawatts, which should assist in addressing future capacity needs. In addition, the proposed Riverside purchase is not expected to have a material impact on Wisconsin customers' rates, because current capacity payments will be replaced with a return on the investment, as well as recovery of operation, maintenance and depreciation expenses.



At IPL, we are continuing to explore cost-competitive options to meet the future needs of our Iowa customers and add to our electric capacity. This process includes examining the possibility of constructing a new 600-megawatt natural gas-fired electric generating facility, as well as numerous other alternatives that would meet future energy demand in our service territory. If it is determined that building a new gas plant is the preferred option to meet our customers' needs, regulatory approvals will be required, and we would expect to make those regulatory filings in 2012. The current estimated cost of the project is approximately $700 million; and we would expect a minimal rate impact on our Iowa customers because this new power would replace previously purchased power.

Restoring our natural surroundings

Progress continues from the Alliant Energy Foundation's three-year, $300,000 gift to the Nature Conservancy for a new grassland project in southwest Wisconsin. The project is working to demonstrate that planting diverse native prairie grass on marginal cropland and restoring oak savannas provides benefits to conservation, as well as offers potential economic opportunity for landowners in emerging biomass markets.

In the project's first year, the Nature Conservancy facilitated the planting of 240 acres of new prairie and began restoration efforts in a 50-acre oak woodland, where invading trees were cut and chipped during the spring of 2011 for the first biofuel harvest. Long-term benefits of this project include protecting freshwater systems and creating habitat for area-sensitive species such as grassland birds.





In Iowa, with an additional $100,000 grant from the Alliant Energy Foundation, the Nature Conservancy has been actively involved in working in the Cedar River Watershed to help reduce future flooding and its impacts. By teaming up with numerous partners, the Nature Conservancy is working to improve the watershed – helping people by helping nature. In addition to this partnership work, the Nature Conservancy has initiated research that will help to understand the value of floodplains during flood events.







Supporting renewable energy

With Alliant Energy's Second Nature™ renewable energy program, customers can support the growth of earth-friendly "green power." It's easy to participate. There's nothing to install, and customers can cancel or change their participation levels at any time. The average Second Nature customer pays an additional $5 to $10 dollars a month to support renewable energy equal to 25%, 50%, or 100% of their household electric use each month. As electricity from renewable sources comes into the energy pool, it displaces electricity that would otherwise come from fossil fuels.

Since its introduction, Second Nature has grown to nearly 16,000 participants across our service territory. In 2011, the program purchased more than 68 million kilowatt-hours of renewable energy from wind, solar and biomass sources on behalf of our Second Nature customers. That's enough energy to power approximately 7,100 average-sized homes.





Environment

At Alliant Energy, responsibility for the environment is one of our values and a prime component of our Strategic Plan. We strive to show great care for the environment and the planet we all call home. Alliant Energy is committed to compliance with applicable environmental laws and regulations. We manage air, land, water and wildlife resources and conduct our business in an environmentally sensitive and responsible manner.

We take pride in the work our company has done, and will do, to maintain a healthy environment for generations to come. We are committed to continually improving and openly communicating our environmental performance. For more information on our environmental activities, and to view our annual environmental report, please visit *alliantenergy.com/environmentalreport*.

OUR LEADERS

Board of Directors



Patricia L. Kampling
Chairman of the Board
Director since 2012
Age 52



Patrick E. Allen
Director since 2011
Age 47



Michael L. Bennett
Director since 2003
Age 58



Darryl B. Hazel
Director since 2006
Age 63



Singleton B. McAllister
Director since 2001
Age 60



Ann K. Newhall
Director since 2003
Age 61



Dean C. Oestreich
Director since 2005
Age 60



David A. Perdue
Director since 2001
Age 62



Judith D. Pyle
Director since 1992
Age 68



Carol P. Sanders
Director since 2005
Age 45

Ages are as of April 1, 2012. Each election date represents the first year of board affiliation with a predecessor company that ultimately became part of Alliant Energy.

For detailed information on each board member, please refer to the proxy statement for the 2012 annual meeting of shareowners.



Alliant Energy Executive Team: (L to R): John O. Larsen, Gregg E. Lawry, Vern A. Gebhart, Joel J. Schmidt, Kevin P. Burke, F.J. Buri, Patricia L. Kampling, John E. Kratchmer, Thomas L. Hanson, Thomas L. Aller, Robert J. Durian, David C. Kutcher, James H. Gallegos and Wayne A. Reschke.

Alliant Energy Officers

Patricia L. Kampling, 52 [2005]*
Chairman, President and Chief Executive Officer

Thomas L. Aller, 63 [1993]*
Senior Vice President – Energy Resource Development, President – Interstate Power and Light

John O. Larsen, 48 [1988]*
Senior Vice President – Generation, President – Wisconsin Power and Light

James H. Gallegos, 51 [2010]*
Vice President and General Counsel

Vern A. Gebhart, 58 [1975]
Vice President – Energy Delivery

Thomas L. Hanson, 58 [1980]*
Vice President and Chief Financial Officer

John E. Kratchmer, 49 [1985]
Vice President and Treasurer

Gregg E. Lawry, 52 [1983]
Vice President – Customer Service

Wayne A. Reschke, 56 [2009]
Vice President – Human Resources

Joel J. Schmidt, 48 [1988]
Vice President – Regulatory and Financial Planning

F. J. Buri, 57 [1999]
Corporate Secretary and Assistant General Counsel

Robert J. Durian, 41 [1992]*
Controller and Chief Accounting Officer

Enrique Bacalao, 63 [1998]
Assistant Treasurer

Benjamin M. Bilitz, 37 [2011]
Assistant Controller

Non-regulated Business Officers

Kevin P. Burke, 53 [1981]
President – Alliant Energy Transportation

David C. Kutcher, 37 [2009]
President, RMT, Inc.

*Executive Officers

Officers and ages are as of April 1, 2012.

Dates in brackets represent the year each person joined a predecessor company that ultimately became part of Alliant Energy.

ALLIANT ENERGY CORPORATION

2011 Financial Information



ALLIANT ENERGY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MDA)

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this report. Unless otherwise noted, all "per share" references in MDA refer to earnings per diluted share.

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not of historical fact are forward-looking statements intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified as such because the statements include words such as "expect," "anticipate," "plan" or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all, of the risks and uncertainties of Alliant Energy Corporation (Alliant Energy) include:

- federal and state regulatory or governmental actions, including the impact of energy, tax, financial and health care legislation, and of regulatory agency orders;
- its ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs, fuel costs, transmission costs, deferred expenditures, capital expenditures, and remaining costs related to generating units that may be permanently closed, the earning of reasonable rates of return, and the payments of expected levels of dividends;
- the ability to continue cost controls and operational efficiencies;
- the impact of Interstate Power and Light Company's (IPL's) retail electric base rate freeze in Iowa through 2013;
- the state of the economy in its service territories and resulting implications on sales, margins and ability to collect unpaid bills;
- developments that adversely impact its ability to implement its strategic plan, including unanticipated issues with Alliant Energy Resources, LLC's (Resources') construction of and selling price of the electricity output from its new 100 megawatt (MW) wind generating project, new emission control equipment for various coal-fired generating facilities of IPL and Wisconsin Power and Light Company (WPL), WPL's potential purchase of the Riverside Energy Center (Riverside), IPL's potential construction of a new natural gas-fired electric generating facility in Iowa, and the potential decommissioning of certain generating facilities of IPL and WPL;
- weather effects on results of utility operations;
- successful resolution of the pending challenge by interveners of the approval by the Public Service Commission of Wisconsin (PSCW) of WPL's Bent Tree - Phase I wind project;
- issues related to the availability of generating facilities and the supply and delivery of fuel and purchased electricity and price thereof, including the ability to recover and to retain the recovery of purchased power, fuel and fuel-related costs through rates in a timely manner;
- the impact that fuel and fuel-related prices may have on its customers' demand for utility services;
- the ability to defend against environmental claims brought by state and federal agencies, such as the United States of America (U.S.) Environmental Protection Agency (EPA), or third parties, such as the Sierra Club;
- issues associated with environmental remediation efforts and with environmental compliance generally, including changing environmental laws and regulations;
- the ability to recover through rates all environmental compliance and remediation costs, including costs for projects put on hold due to uncertainty of future environmental laws and regulations;
- impacts of future tax benefits from deductions for repairs expenditures and mixed service costs and temporary differences from historical tax benefits from such deductions that are reversing into income tax expense in future periods;
- the ability to find a purchaser for RMT, Inc. (RMT), to successfully negotiate a purchase agreement and to close the sale of RMT;
- continued access to the capital markets on competitive terms and rates, and the actions of credit rating agencies;

- inflation and interest rates;
- changes to the creditworthiness of counterparties with which Alliant Energy has contractual arrangements, including participants in the energy markets and fuel suppliers and transporters;
- issues related to electric transmission, including operating in Regional Transmission Organization (RTO) energy and ancillary services markets, the impacts of potential future billing adjustments and cost allocation changes from RTOs and recovery of costs incurred;
- unplanned outages, transmission constraints or operational issues impacting fossil or renewable generating facilities and risks related to recovery of resulting incremental costs through rates;
- its ability to successfully pursue appropriate appeals with respect to, and any liabilities arising out of, the alleged violation of the Employee Retirement Income Security Act of 1974 by the Alliant Energy Cash Balance Pension Plan (Cash Balance Plan);
- current or future litigation, regulatory investigations, proceedings or inquiries;
- its ability to sustain its dividend payout ratio goal;
- employee workforce factors, including changes in key executives, collective bargaining agreements and negotiations, work stoppages or additional restructurings;
- impacts that storms or natural disasters in its service territories may have on its operations and recovery of, and rate relief for, costs associated with restoration activities;
- access to technological developments;
- any material post-closing adjustments related to any past asset divestitures;
- material changes in retirement and benefit plan costs;
- the impact of incentive compensation plans accruals;
- the effect of accounting pronouncements issued periodically by standard-setting bodies;
- the impact of changes to government incentive elections for wind projects;
- the impact of adjustments made to deferred tax assets and liabilities from state apportionment assumptions;
- the ability to utilize tax credits and net operating losses generated to date, and those that may be generated in the future, before they expire;
- the ability to successfully complete tax audits and appeals with no material impact on earnings and cash flows;
- the direct or indirect effects resulting from terrorist incidents, including cyber terrorism, or responses to such incidents; and
- factors listed in MDA.

Alliant Energy assumes no obligation, and disclaims any duty, to update the forward-looking statements in this report.

CONTENTS OF MDA

MDA consists of the following information:

- Executive Summary
- Strategic Overview
- Rate Matters
- Environmental Matters
- Legislative Matters
- Results of Operations
- Liquidity and Capital Resources
- Other Matters
    - Market Risk Sensitive Instruments and Positions
    - Critical Accounting Policies and Estimates
    - Other Future Considerations

EXECUTIVE SUMMARY

Description of Business

General - Alliant Energy is an investor-owned public utility holding company whose primary subsidiaries are IPL, WPL, Resources and Alliant Energy Corporate Services, Inc. (Corporate Services). IPL is a public utility engaged principally in the generation and distribution of electricity and the distribution and transportation of natural gas in selective markets in Iowa and southern Minnesota. WPL is a public utility engaged principally in the generation and distribution of electricity and the distribution and transportation of natural gas in selective markets in southern and central Wisconsin. WPL also owns an approximate 16% interest in the American Transmission Company LLC (ATC), a transmission-only utility operating in Wisconsin, Michigan, Illinois and Minnesota. Resources is the parent company for Alliant Energy's non-regulated businesses. Corporate Services provides administrative services to Alliant Energy and its subsidiaries. An illustration of Alliant Energy's primary businesses is shown below.

Alliant Energy

Utility	Non-regulated, Parent and Other
- Electric and gas services in IA (IPL)	- Transportation (Resources)
- Electric and gas services in WI (WPL)	- RMT (Resources)
- 16% interest in ATC (WPL)	- Non-regulated Generation (Resources)
- Electric and gas services in MN (IPL)	- Parent Company
	- Corporate Services

Utility - IPL and WPL own a portfolio of electric generating facilities located in Iowa, Wisconsin and Minnesota with a diversified fuel mix including coal, natural gas and renewable resources. The output from these generating facilities, supplemented with purchased power, is used to provide electric service to approximately 1 million electric customers in the upper Midwest. The utility business also procures natural gas from various suppliers to provide service to approximately 414,000 retail gas customers in the upper Midwest. Alliant Energy's utility business is its primary source of earnings and cash flows. The earnings and cash flows from the utility business are sensitive to various external factors including, but not limited to, the amount and timing of rate relief approved by regulatory authorities, the impact of weather and economic conditions on electric and gas sales volumes and other factors listed in "Forward-looking Statements."

Non-regulated Businesses - Resources manages various businesses including Transportation (short-line railway and barge transportation services), RMT (renewable energy services), Non-regulated Generation (electric generating facilities management) and several other modest investments. In February 2012, Alliant Energy announced plans to sell RMT in 2012.

Parent and Other - includes operations of Alliant Energy (parent holding company) and Corporate Services.

Financial Results

Alliant Energy's earnings per weighted average common share (EPS) attributable to Alliant Energy common shareowners for 2011 and 2010 were as follows:

	2011	2010
Income from continuing operations	**$2.73**	$2.62
Income (loss) from discontinued operations	**0.01**	(0.02)
Net income	**$2.74**	$2.60

Additional details regarding Alliant Energy's net income and EPS attributable to Alliant Energy common shareowners were as follows (in millions):

	2011		2010	
Continuing operations:	**Net Income**	**EPS**	Net Income	EPS
Utility	**$284.5**	**$2.57**	$277.0	$2.51
Non-regulated and parent	**17.8**	**0.16**	12.3	0.11
Income from continuing operations	**302.3**	**2.73**	289.3	2.62
Income (loss) from discontinued operations	**1.3**	**0.01**	(1.7)	(0.02)
Net income	**$303.6**	**$2.74**	$287.6	$2.60

The table above includes utility, and non-regulated and parent earnings per share from continuing operations, which are non-GAAP (accounting principles generally accepted in the U.S.) financial measures. Alliant Energy believes utility, and non-regulated and parent earnings per share from continuing operations are useful to investors because they facilitate an understanding of segment performance and trends and provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance. Alliant Energy's management also uses utility earnings per share from continuing operations to determine incentive compensation.

Utility - Higher income from continuing operations in 2011 compared to 2010 was primarily due to:

- $0.20 per share of higher revenues from a non-fuel retail electric rate increase implemented in 2011 by WPL;
- $0.17 per share of higher revenues from non-fuel retail electric rate increases implemented in 2010 by IPL;
- $0.11 per share of lower purchased electric capacity expenses at WPL related to the Kewaunee Nuclear Power Plant (Kewaunee) purchased power agreement (PPA);
- $0.08 per share of production tax credits from WPL's Bent Tree - Phase I wind project in 2011;
- $0.08 per share of charges in 2010 related to the impacts of the Patient Protection and Affordable Care Act, and Health Care and Education Reconciliation Act of 2010 (Federal Health Care Legislation) enacted in 2010; and
- $0.06 per share of lower regulatory-related charges and credits in 2011 compared to 2010 from IPL's retail electric rate case decisions.

These items were partially offset by:

- $0.13 per share of higher depreciation and operating expenses in 2011 for WPL's Bent Tree - Phase I wind project;
- $0.11 per share of higher electric transmission service expenses, net of recoveries;
- $0.08 per share of lower income tax benefits at IPL due to Iowa rate making practices;
- $0.05 per share of allowance for funds used during construction (AFUDC) recorded in 2010 for WPL's Bent Tree - Phase I wind project;
- $0.05 per share of depreciation expense related to a depreciation adjustment recorded in 2010 at WPL;
- $0.05 per share of income tax benefits resulting from the completion of certain federal income tax audits in 2010; and
- $0.05 per share of charges from an amendment to the Cash Balance Plan in 2011.

Non-regulated and parent - Higher income from continuing operations in 2011 compared to 2010 was primarily due to $0.17 per share of income tax benefits resulting from Wisconsin tax legislation in 2011 and $0.02 per share of higher income at Transportation. These items were substantially offset by $0.17 per share of increased losses at RMT in 2011 largely due to subcontractor issues at certain solar projects.

Refer to "Results of Operations" for additional details regarding the various factors impacting earnings during 2011, 2010 and 2009.

Strategic Overview

Alliant Energy's strategic plan focuses on its core business of delivering regulated electric and natural gas service in Iowa, Wisconsin and Minnesota. The strategic plan is built upon three key elements: competitive costs, safe and reliable service and balanced generation. The strategic plan for Alliant Energy includes purchasing and/or constructing natural gas-fired electric generating facilities, implementing emission controls and performance upgrades at its more-efficient coal-fired electric generating facilities, constructing a new wind generating facility, and fuel switching at, and retirement of, certain older and less-efficient coal-fired generating facilities. Key strategic plan developments impacting Alliant Energy during 2011 and early 2012 include:

- February 2011 - WPL's 200 MW Bent Tree - Phase I wind project in Freeborn County, Minnesota began full operation.
- February 2011 - WPL received approval from the PSCW to install scrubbers and baghouses at Columbia Units 1 and 2 to reduce sulfur dioxide (SO2) and mercury emissions, respectively, at the facility.
- February 2011 - IPL implemented a tax benefit rider approved by the Iowa Utilities Board (IUB), which provided credits to IPL's customers in Iowa at a rate of 0.504 cents per kilowatt-hour (KWh) through December 2011. These credits help provide competitive energy costs for IPL's customers.
- March 2011 - WPL purchased Wisconsin Electric Power Company's (WEPCO's) 25% ownership interest in Edgewater Unit 5 for $38 million.
- June 2011 - Alliant Energy decided to utilize the remaining 100 MW of wind turbine generator sets and related equipment from the master supply agreement with Vestas-American Wind Technology, Inc. (Vestas) at Resources to build a non-regulated 100 MW wind project in Iowa, referred to as the Franklin County wind project. The project is expected to be completed by the end of 2012.

- August 2011 - IPL announced plans to evaluate the potential construction of a new 600 MW natural gas-fired electric generating facility in Iowa to meet future demand of its customers. As part of the due diligence process for the new natural gas-fired facility, in January 2012, IPL issued a Request for Proposals (RFP) seeking alternative firm long-term supplies of non-intermittent capacity and energy delivered to IPL's control area. IPL currently projects an electric capacity need of approximately 550 MW by June 2016.
- August 2011 - WPL announced plans to install a scrubber and baghouse at Edgewater Unit 5 to reduce SO2 and mercury emissions at the generating facility. Construction of the scrubber and baghouse is expected to begin by 2015 and be placed into service by 2017.
- November 2011 - WPL filed a Certificate of Authority (CA) with the PSCW for the purchase of Riverside in late 2012. A decision from the PSCW is expected in April 2012.
- January 2012 - The Minnesota Public Utilities Commission (MPUC) issued a decision approving the retirement of Dubuque Units 3 and 4 by the end of 2014, with certain conditions. In 2011, IPL switched the Dubuque Generating Station to a natural gas-fired facility and will no longer operate the site as a coal-fired unit.

Refer to "Strategic Overview" for additional details regarding these and other strategic plan developments.

Rate Matters

Alliant Energy's utility subsidiaries, IPL and WPL, are subject to federal regulation by the Federal Energy Regulatory Commission (FERC), which has jurisdiction over wholesale electric rates, and state regulation in Iowa, Wisconsin and Minnesota for retail utility rates. Key regulatory developments impacting Alliant Energy during 2011 include:

- January 2011 - New electric fuel cost recovery rules in Wisconsin became effective, which allow WPL to defer electric fuel-related costs that fall outside a symmetrical cost tolerance band and reflect the under-/over-recovery of these deferred costs in future billings to its retail customers. WPL's recovery of deferred electric fuel-related costs is restricted if it earns in excess of its authorized return on common equity during the period it under-recovers the fuel-related costs.
- January 2011 - In accordance with the PSCW's December 2010 order, WPL implemented an annual retail electric rate increase of $8 million, or approximately 1%, effective Jan. 1, 2011. This $8 million increase in annual rates combined with the termination of the $9 million interim fuel-related rate increase on Dec. 31, 2010 resulted in a net $1 million decrease in annual retail electric rates charged to customers effective January 2011.
- February 2011 - IPL received an order from the IUB regarding IPL's 2009 test year Iowa retail electric rate case authorizing a final annual retail electric rate increase of $114 million, or approximately 10%. The IUB issued a separate order in January 2011 that approved IPL's proposed transmission cost rider conditional upon IPL's agreement to not file an electric base rate case for three years from the date of the order. Effective February 2011, electric transmission service expenses were removed from base rates and billed to IPL's Iowa retail electric customers through the transmission cost rider. The January 2011 IUB order also approved a tax benefit rider, which utilizes tax-related regulatory liabilities to provide credits on the bills of Iowa retail electric customers. In 2011, $61 million of regulatory liabilities from the tax benefit rider were used to credit IPL's customers' bills.
- August 2011 - IPL received an initial order from the MPUC regarding its 2009 test year Minnesota retail electric rate case. In September 2011, IPL filed a Request for Rehearing, Reconsideration and Clarification on a limited number of specific points within the MPUC's August 2011 order. In November 2011, IPL received an order from the MPUC on the requests for reconsideration from IPL and other parties. The MPUC's November 2011 order revised certain matters in the August 2011 order and established a final annual retail electric rate increase equivalent to $11 million. The final annual retail electric rate increase of $11 million includes $8 million of higher base rates, $2 million from the temporary renewable energy rider and $1 million from the utilization of regulatory liabilities to offset higher electric transmission service costs. The MPUC's order also: (1) approved IPL's Minnesota renewable energy rider request on a temporary basis but deferred judgment on the prudence of the Whispering Willow - East wind project costs to a separate proceeding that is expected to be completed in 2012; (2) approved recovery of IPL's FERC-approved 2010 electric transmission service costs including ITC Midwest LLC's (ITC's) 2008 true-up costs billed to IPL in 2010; (3) denied IPL's proposed transmission cost recovery rider; and (4) approved recovery of $2 million of Sutherland #4 cancellation costs over a 25-year period.
- December 2011 - WPL received an order from the PSCW authorizing an annual retail electric rate increase of $4 million related to expected changes in retail fuel-related costs, effective Jan. 1, 2012. The December 2011 order also required WPL to defer direct Cross-State Air Pollution Rule (CSAPR) compliance costs that are not included in the fuel monitoring level and set a zero percent tolerance band for the CSAPR-related deferral. The 2012 fuel costs, excluding deferred CSAPR compliance costs, will be monitored using an annual bandwidth of plus or minus 2%.

Refer to "Rate Matters" for additional details regarding these and other regulatory developments.

Environmental Matters
Alliant Energy is subject to regulation of environmental matters by various federal, state and local authorities. Key environmental developments during 2011 that may impact Alliant Energy include:

- January 2011 - The EPA's Greenhouse Gases (GHG) Tailoring Rule became effective. The rule establishes a GHG threshold for major sources under the Prevention of Significant Deterioration (PSD) and Title V Operation Permit programs at 75,000 and 100,000 tons per year of carbon dioxide-equivalent (CO_2e) for existing and new sources, respectively. The rule is subject to legal challenge.
- March 2011 - The EPA issued a revised proposed rule under Section 316(b) of the Federal Clean Water Act (Section 316(b) Rule), which applies to existing and new cooling water intake structures at large steam electric generating units (EGUs). A final rule is expected to be issued in 2012 and compliance is expected within eight years of the effective date of the final rule.
- July 2011 - The EPA issued CSAPR (formerly known as the Clean Air Transport Rule (CATR)), which if ultimately implemented is expected to require SO_2 and nitrogen oxide (NO_x) emissions reductions from IPL's and WPL's fossil-fueled EGUs with greater than 25 MW of capacity located in Iowa, Minnesota and Wisconsin beginning in 2012. However, in December 2011, the U.S. Court of Appeals for the D.C. Circuit (D.C. Circuit Court) stayed the implementation of CSAPR and as a result the Clean Air Interstate Rule (CAIR) obligations remain effective pending further review by the D.C. Circuit Court and the EPA.
- December 2011 - The EPA issued the final Utility Maximum Achievable Control Technology (MACT) Rule, also referred to as the Mercury and Air Toxic Standard (MATS), which requires compliance with emission limits and work practice standards for the control of mercury and other hazardous air pollutants (HAPs). The compliance deadline for this rule is currently expected to be required by April 2015.
- December 2011 - The EPA issued a proposed reconsidered Industrial Boiler and Process Heater MACT Rule, which sets compliance limits for HAPs from fossil-fueled EGUs with less than 25 MW capacity as well as certain auxiliary boilers and process heaters operated at EGUs. The EPA currently expects to issue a final reconsidered rule by April 2012, which would replace the current final rule, published by the EPA in March 2011, that is currently in effect. The compliance deadline for the reconsidered rule is currently expected to be mid-2015.

Refer to "Environmental Matters" for additional details regarding these and other environmental developments.

Legislative Matters
Alliant Energy monitors various legislative developments, including those relating to energy, tax, financial and other matters. Key legislative developments impacting Alliant Energy during 2011 include:

- June 2011 - The 2011 Wisconsin Act 32 (Act 32) was enacted. The most significant provisions of Act 32 for Alliant Energy relate to utilization of Wisconsin state net operating losses and contribution requirements to the Focus on Energy Program.
- December 2011 - The National Defense Authorization Act (NDAA) was enacted. The most significant provision of the NDAA for Alliant Energy states that regulated utilities are no longer subject to a tax normalization violation if they provide the benefits of cash grants related to renewable energy projects to their customers over a shorter time period than the regulatory life of the project assets. As a result, Alliant Energy is currently re-evaluating its options for government incentive elections for IPL's Whispering Willow - East wind project and WPL's Bent Tree - Phase I wind project.

Refer to "Legislative Matters" for additional details regarding these and other legislative developments.

Liquidity and Capital Resources
Based on its current liquidity position and capital structure, Alliant Energy believes it will be able to secure the additional capital required to implement its strategic plan and to meet its long-term contractual obligations. Key financing developments impacting Alliant Energy during 2011 and early 2012 include:

- March 2011 - IPL extended the purchase commitment from the third-party financial institution to which it sells its receivables through March 2012.
- April 2011 - IPL redeemed all 1,600,000 outstanding shares of its 7.10% Series C Cumulative Preferred Stock at par value for $40 million plus accrued and unpaid dividends up to the redemption date.
- September 2011 - Moody's Investors Service changed Alliant Energy's, IPL's and WPL's credit ratings outlooks from stable to negative.
- October 2011 - FERC authorized IPL to issue up to $750 million of long-term debt securities, to have up to $750 million of short-term debt securities outstanding and to issue up to $200 million of preferred stock through 2013.
- November 2011 - The PSCW authorized WPL to have up to $400 million of short-term borrowings and letters of credit outstanding through the earlier of the termination date of WPL's credit facility agreement or December 2019.
- December 2011 - Alliant Energy announced an increase in its targeted 2012 annual common stock dividend to $1.80 per share, which is equivalent to a quarterly rate of $0.45 per share, beginning with the Feb. 15, 2012 dividend payment.

- December 2011 - Alliant Energy and its utility subsidiaries entered into new revolving credit facilities totaling $1 billion ($300 million for Alliant Energy at the parent company level, $300 million for IPL and $400 million for WPL), which expire in December 2016.
- December 2011 - Alliant Energy's, IPL's and WPL's shelf registration statements became effective with availability through December 2014. Alliant Energy has availability to issue an unspecified amount of common stock, and debt and other securities. IPL and WPL each have availability to issue up to $800 million of preferred stock and debt securities.
- December 2011 - At Dec. 31, 2011, Alliant Energy and its subsidiaries had $897 million of available capacity under their revolving credit facilities, $20 million of available capacity at IPL under its sales of accounts receivable program and $11 million of cash and cash equivalents.
- January 2012 - Standard & Poor's Ratings Services changed Alliant Energy's and IPL's credit ratings outlooks from positive to stable.

Refer to "Liquidity and Capital Resources" for additional details regarding these and other financing developments.

STRATEGIC OVERVIEW

Strategic Plan - Alliant Energy's strategic plan focuses on its core business of delivering regulated electric and natural gas service in its Iowa, Wisconsin and Minnesota service territories. The strategic plan is built upon three key elements: competitive costs, safe and reliable service, and balanced generation.

Competitive Costs - Providing competitive and predictable energy costs for customers is a key element of the strategic plan. Alliant Energy is aware that the majority of IPL's and WPL's costs become part of rates charged to their customers and any rate increase has an impact on their customers. Given that potential public policy changes and resulting increases in future energy costs are possible, Alliant Energy is focused on controlling its costs with the intent of providing competitive rates to its customers. Energy efficiency is also an important part of the strategic plan and is an option that provides customers with the opportunity to save on their energy bills. Alliant Energy's approach to energy efficiency is based on regulations in Iowa, Wisconsin and Minnesota. The objective in each of these states is to meet prescribed goals in the most cost-effective manner. Additional details regarding energy efficiency programs used by Alliant Energy are included in "Energy Efficiency Programs" below.

In addition, in January 2011, the IUB approved a tax benefit rider proposed by IPL, which will utilize regulatory liabilities to credit bills of Iowa retail electric customers to help offset the impact of the recent rate increases on such customers. In 2011, $61 million of regulatory liabilities from the tax benefit rider were used to credit IPL's customers' bills. In December 2011, the IUB authorized approximately $81 million of regulatory liabilities from potential tax benefits to be credited to IPL's customers' bills in 2012. Refer to Note 5 of the "Notes to Consolidated Financial Statements" and "Rate Matters" for further discussion of the tax benefit rider.

IPL and WPL enter into PPAs periodically to meet their energy and capacity needs. IPL's most significant PPA is with NextEra Energy, Inc. for the purchase of energy and capacity from the Duane Arnold Energy Center (DAEC) through February 2014. WPL's most significant PPAs are with Dominion Resources, Inc. for the purchase of energy and capacity from Kewaunee through December 2013, and with a subsidiary of Calpine Corporation for the purchase of energy and capacity from Riverside through May 2013. These PPAs include annual payments by IPL and WPL for rights to the electric generating capacity from these facilities. Alliant Energy's current strategic plan does not include the extension of these PPAs beyond their current terms. The elimination of the capacity payments at the end of these PPAs is expected to mitigate the impacts on customers' rates from future capital expenditures for new potential natural gas-fired electric generation and environmental compliance plans, helping to provide competitive costs for IPL's and WPL's customers. Refer to "Results of Operations - Utility Electric Margins - Purchased Electric Capacity Expense" for details of capacity payments from these PPAs and "Generation Plans" and "Environmental Compliance Plans" below for discussion of future capital expenditures.

Safe and Reliable Service - The strategic plan is intended to focus resources on providing safe and reliable electricity and natural gas service. Investments are expected to be targeted in system improvements, replacing aging infrastructure and distribution grid efficiency to maintain strong reliability. Alliant Energy monitors system performance and takes the necessary steps to continually improve the safety and reliability of its service for its customers. Providing exceptional customer service, including emergency and outage response, is part of Alliant Energy's mission and commitment to the customers it serves.

Balanced Generation - Alliant Energy believes a balanced and flexible generation portfolio provides long-term advantages to its customers and shareowners. The strategic plan calls for a focus on reducing overall fuel costs and the volatility of those costs by reducing reliance on purchased power and generation produced by older and less-efficient coal-fired EGUs to meet the demands of its customers. The strategic plan includes purchasing or constructing natural gas-fired electric generating facilities, constructing a new wind generating facility, switching IPL's Dubuque Generating Station and Sutherland Generating Station to natural-gas fired facilities, and retiring certain older and less-efficient coal-fired generating facilities. Additional details of changes to Alliant Energy's generation portfolio are included in "Generation Plans" below. The strategic plan also includes investments in performance and reliability upgrades, which are discussed in "Generation Performance Improvement Projects" below. In addition, the strategic plan includes new emission controls at Alliant Energy's most-efficient coal-fired EGUs to continue producing affordable energy for customers and to benefit the environment, which are included in "Environmental Compliance Plans" below. Lastly, WPL and IPL currently purchase electricity from Kewaunee and DAEC, respectively, under long-term PPAs set to expire in late 2013 and early 2014. Refer to "Nuclear Generation PPAs" below for discussion of the future of these PPAs. Alliant Energy believes a diversified fuel mix for EGUs is important to meeting the needs of its customers, shareowners and the environment while preparing for a potentially carbon-constrained environment in the future.

The strategic plan for Alliant Energy's non-regulated operations involves maintaining a portfolio of businesses that are accretive to earnings but not significant users of capital. In February 2012, Alliant Energy announced plans to sell RMT in 2012.

Generation Plans - Alliant Energy reviews and updates, as deemed necessary and in accordance with regulatory requirements, its generation plans. Alliant Energy is currently evaluating the types of capacity additions it will pursue to meet its customers' long-term energy needs and is monitoring several related external factors that will influence those evaluations. Some of these external factors include regulatory decisions regarding proposed projects, changes in long-term projections of customer demand, availability and cost effectiveness of different generation technologies, forward market prices for fossil fuels, market conditions for obtaining financing, developments related to federal and state renewable portfolio standards, environmental requirements, such as any future requirements relating to GHG emissions or renewable energy sources, and federal and state tax incentives.

New Generation Projects - Alliant Energy's new generation projects through 2016 are as follows (dollars in millions; Not Applicable (N/A); To Be Determined (TBD)):

Primary Generation Type	Project Name / Location	Capacity (MW)	Expected Availability Date	Cost Estimate (a)	Current Capitalized Costs (b)	Expected Regulatory Decision Date
Resources:						
Wind	Franklin County Franklin County, IA	100	Q4 2012	$235	$153	N/A
IPL:						
Natural gas	TBD	600	2016	650 - 750	--	TBD
WPL:						
Natural gas	Riverside Beloit, WI	600	Q4 2012	390 - 395	N/A	April 2012
					$153	

(a) Cost estimates represent Alliant Energy's estimated portion of the total escalated construction and acquisition expenditures and exclude AFUDC or capitalized interest, if applicable.
(b) Costs represent capitalized expenditures recorded in "Property, plant and equipment" on the Consolidated Balance Sheet as of Dec. 31, 2011 and exclude AFUDC or capitalized interest, if applicable.

Wind Generation Projects -
Wind Site in Franklin County, Iowa - In 2007, IPL acquired approximately 500 MW of wind site capacity in Franklin County, Iowa. The initial 200 MW of the wind site was utilized for IPL's Whispering Willow - East wind project, which began generating electricity in 2009. In 2011, IPL sold 100 MW of wind site capacity to Resources for construction of a non-regulated wind project referred to as the Franklin County wind project, which is currently expected to be placed into service by the end of 2012. Future development of the balance of the wind site by IPL will depend on numerous factors such as

renewable portfolio standards, environmental requirements, electricity and fossil fuel prices, technology advancements and transmission capabilities.

Franklin County Wind Project - In 2008, Alliant Energy entered into a master supply agreement with Vestas to purchase 500 MW of wind turbine generator sets and related equipment. Alliant Energy utilized 400 MW of these wind turbine generator sets and related equipment to construct IPL's Whispering Willow - East and WPL's Bent Tree - Phase I wind projects. In 2011, Alliant Energy decided to utilize the remaining 100 MW of wind turbine generator sets and related equipment at Resources to build the Franklin County wind project. Resources is currently evaluating different options to sell the electricity output from the Franklin County wind project. Such options include entering into a PPA with an independent third-party, entering into a PPA with either IPL or WPL and/or selling the output into the Midwest Independent Transmission System Operator (MISO) market as a merchant generator. The capitalized costs at Dec. 31, 2011 in the above table primarily relate to progress payments to Vestas for the 100 MW of wind turbine generator sets and related equipment. Refer to Note 1(e) of the "Notes to Consolidated Financial Statements" for further discussion of the Franklin County wind project. Refer to "Critical Accounting Policies and Estimates - Long-lived Assets" for details of a recent assessment of the recoverability of the carrying amount of the Franklin County wind project.

Wind Site in Freeborn County, Minnesota - In 2009, WPL acquired approximately 400 MW of wind site capacity in Freeborn County, Minnesota. The initial 200 MW of the wind site was utilized to construct the Bent Tree - Phase I wind project, which began generating electricity in 2010. Future development of the balance of the wind site will depend on numerous factors such as renewable portfolio standards, environmental requirements, electricity and fossil fuel prices, technology advancements and transmission capabilities.

Bent Tree - Phase I Wind Project - In 2009, Wisconsin Industrial Energy Group, Inc. (WIEG) and Citizens Utility Board (CUB) filed a Petition for Review with the Circuit Court of Dane County, Wisconsin (Dane County Circuit Court) seeking judicial review of: (1) the PSCW's 2008 interim order that determined WPL's application for the Bent Tree - Phase I wind project must be reviewed under the CA statute and not the Certificate of Public Convenience and Necessity statute; and (2) the PSCW's 2009 final order that granted WPL a CA to construct the Bent Tree - Phase I wind project. In 2009, the PSCW filed a motion to dismiss the petition, which was subsequently denied. In 2010, WIEG's and CUB's Petition for Review was denied by the Dane County Circuit Court. WIEG and CUB appealed the Dane County Circuit Court's decision to the Wisconsin Appellate Court. In November 2011, the Wisconsin Appellate Court requested that the Wisconsin Supreme Court review and decide the case. The Wisconsin Supreme Court accepted the case and set a briefing schedule. In January 2012, WIEG and CUB filed a joint initial brief, and in February 2012, WPL filed its response brief. The Wisconsin Supreme Court scheduled oral arguments for April 2012.

Refer to Note 1(e) of the "Notes to Consolidated Financial Statements" for discussion of the additional wind sites expected to be used by IPL and WPL to develop future wind projects.

Natural Gas-Fired Generation Projects -
IPL's Potential Construction of a Natural Gas-Fired Electric Generating Facility - IPL is evaluating the potential construction of a new 600 MW natural gas-fired combined-cycle electric generating facility in Iowa to meet future demand of its customers. As part of the due diligence process, in January 2012, IPL issued an RFP seeking firm long-term supplies of non-intermittent capacity and energy delivered to IPL's control area. IPL currently projects an electric capacity need of approximately 550 MW by June 2016. The RFP solicits ownership and/or long-term PPA proposals for new or existing resources, or access to a portion of the output of a system of resources, to supply all or a portion of IPL's long-term electric capacity and energy needs. If the RFP results do not identify a better alternative than IPL's construction of the new natural gas-fired facility, various regulatory approvals will be pursued prior to beginning construction of the facility with the initial regulatory filings anticipated in the third quarter of 2012.

WPL's Potential Purchase of a Natural Gas-Fired Electric Generating Facility - WPL has a PPA with a subsidiary of Calpine Corporation related to Riverside, a 600 MW natural gas-fired electric generating facility in Beloit, Wisconsin, that extends through May 2013. For planning purposes, WPL currently anticipates it will acquire Riverside to replace the 490 MW of electricity output currently obtained from the Riverside PPA to meet the demand of its customers. In November 2011, WPL filed a CA with the PSCW for the purchase of Riverside in the fourth quarter of 2012. A decision from the PSCW is expected in April 2012.

Coal-Fired Generation Projects -
WPL's Edgewater Unit 5 - In March 2011, WPL purchased WEPCO's 25% ownership interest (approximately 95 MW of generating capacity) in Edgewater Unit 5 for $38 million. Refer to Note 1(e) of the "Notes to Consolidated Financial Statements" for additional details of WPL's Edgewater Unit 5 purchase.

IPL's Dubuque Generating Station - The Dubuque Generating Station is a 61 MW electric generating facility located in Dubuque, Iowa that includes two units (Unit 3 and Unit 4), which were previously configured to burn either coal or natural gas. IPL's November 2010 Integrated Resource Plan began a process of retiring the Dubuque Generating Station. IPL filed documents with MISO to evaluate any system reliability implications of the eventual full retirement of the Dubuque Generating Station. In September 2011, MISO indicated that Dubuque Units 3 and 4 are needed for system reliability purposes and must remain available for operation until required transmission upgrades are placed in service, which is currently expected in 2015. In 2011, IPL switched the Dubuque Generating Station to a natural gas-fired facility and no longer operates the site as a coal-fired unit. Specific timing for the retirement of Dubuque Units 3 and 4 will depend on operational, market and other factors.

IPL's Sutherland Generating Station - The Sutherland Generating Station is an 87 MW electric generating facility located in Marshalltown, Iowa that includes two units (Unit 1 and Unit 3), which were previously configured to burn either coal or natural gas. IPL's November 2010 Integrated Resource Plan filed with the MPUC indicated Sutherland Unit 1 was expected to be retired by the end of 2015, and IPL would evaluate the operating impacts of the proposed environmental rules on Sutherland Unit 3. IPL expects to switch the Sutherland Generating Station to a natural gas-fired facility in the first half of 2012. Specific timing for the retirement will depend on operational, market and other factors.

IPL's Lansing Unit 3 and Fox Lake Unit 1 - In January 2011, IPL requested approval from MISO to retire Lansing Unit 3 and Fox Lake Unit 1. In the third quarter of 2011, IPL received notification from MISO that Lansing Unit 3 and Fox Lake Unit 1 may be retired. IPL is currently evaluating its future plans for these EGUs, including potential retirement of the EGUs.

Alliant Energy also continues to evaluate the potential retirement of other older and less-efficient EGUs within its generation fleet.

Generation Performance Improvement Projects - Alliant Energy's strategic plan includes investments in performance and reliability improvements at its most-efficient coal-fired EGUs. The generation performance improvement projects are currently planned for IPL's Lansing Unit 4 and Ottumwa Unit 1, and WPL's Edgewater Unit 5 and Columbia Units 1 and 2. Refer to "Liquidity and Capital Resources - Construction and Acquisition Expenditures" for details regarding the capital expenditures in 2012 through 2015 currently anticipated for these generation performance improvement projects.

Nuclear Generation PPAs -
Kewaunee - Alliant Energy currently believes it is unlikely that WPL will enter into any long-term agreement with Dominion Resources, Inc. for the purchase of electricity generated by Kewaunee beyond the current Kewaunee PPA term, which extends through December 2013.

DAEC - Alliant Energy currently believes it is unlikely that IPL will enter into any long-term agreement with NextEra Energy, Inc. for the purchase of electricity generated by DAEC beyond the current DAEC PPA term, which extends through February 2014.

Environmental Compliance Plans - Alliant Energy has developed environmental compliance plans to help ensure cost effective compliance with current and proposed environmental laws and regulations. Alliant Energy expects these environmental laws and regulations will require significant reductions of future emissions of NOx, SO2, particulate matter (PM), mercury and other HAPs at its generating facilities. Alliant Energy reviews and updates, as deemed necessary and in accordance with regulatory requirements, its environmental compliance plans to address various external factors. Some of these external factors include regulatory decisions regarding proposed emission control projects, developments related to environmental regulations, outcomes of legal proceedings, availability and cost effectiveness of different emission reduction technologies, market prices for electricity and fossil fuels, market prices for emission allowances, market conditions for obtaining financings and federal and state tax incentives. Refer to "Environmental Matters" for details of certain current and proposed environmental regulations, including regulations for which these plans are expected to support compliance obligations. The following provides current estimates of capital expenditures planned for 2012 through 2015 for emission control projects included in Alliant Energy's current environmental compliance plans (in millions):

Generating Unit	Expected In-Service Date	Emissions Controlled	Technology (a)	2012	2013	2014	2015
IPL:							
Ottumwa Unit 1	2014	SO2 & Mercury	Scrubber & Baghouse	$60	$70	$15	$--
Lansing Unit 4	2015	SO2	Scrubber	--	15	15	10
George Neal Units 3 and 4 (b)	2013/2014	SO2 & Mercury	Scrubber & Baghouse	40	60	30	--
George Neal Units 3 and 4 (b)	2013/2014	Various	Various	5	5	5	--
Other		Various	Various	--	40	25	5
				105	190	90	15
WPL:							
Edgewater Unit 5	2013	NOx	SCR	55	10	--	--
Edgewater Unit 5	2017	SO2 & Mercury	Scrubber & Baghouse	--	--	15	85
Columbia Units 1 and 2	2014	SO2 & Mercury	Scrubber & Baghouse	110	140	20	--
Other		Various	Various	5	20	20	10
				170	170	55	95
Alliant Energy				$275	$360	$145	$110

(a) **Selective Catalytic Reduction (SCR)** is a post-combustion process that injects ammonia or urea into the stream of gases leaving the generating facility boiler to convert NOx emissions into nitrogen and water. The use of a catalyst enhances the effectiveness of the conversion enabling NOx emissions reductions of up to 90%.
Baghouse, including carbon injection, is a post-combustion process that injects carbon particles into the stream of gases leaving the generating facility boiler to facilitate the capture of mercury in filters or bags. This process can remove more than 85% of mercury emissions.
Scrubber is a post-combustion process that injects lime or lime slurry into the stream of gases leaving the generating facility boiler to remove SO2 and other acid gases (including hydrochloric acid) and capture them in a solid or liquid waste by-product. A scrubber typically removes more than 90% of the SO2 emissions regardless of generating facility boiler type or design.

(b) George Neal Units 3 and 4 are operated by MidAmerican Energy Company (MidAmerican). IPL owns a 28% interest in George Neal Unit 3 and a 25.695% interest in George Neal Unit 4.

These capital expenditure estimates represent IPL's or WPL's respective portion of the total escalated capital expenditures and exclude AFUDC, if applicable. Capital expenditure estimates are subject to change based on future changes to plant-specific costs of emission control technologies and environmental requirements. Refer to "Environmental Matters" for additional details regarding proposed environmental requirements that may impact environmental compliance plans.

IPL's Emission Control Projects - Under Iowa law, IPL is required to file an Emissions Plan and Budget (EPB) biennially. Filing of annual periodic reports regarding the implementation of IPL's compliance plan and related budget identified in an EPB is also currently required under a settlement agreement between IPL and the Office of Consumer Advocate in Iowa. An EPB provides a utility's compliance plan and related budget to meet applicable state environmental requirements and federal air quality standards. IUB approval of an EPB demonstrates that the IUB believes the EPB is reasonably expected to achieve cost-effective compliance with applicable state environmental requirements and federal air quality standards. In October 2010, the IUB approved the most recent EPB filed by IPL. IPL's EPB filing includes the emission control projects for Ottumwa Unit 1 and Lansing Unit 4 listed in the above table and discussed below. The George Neal Units 3 and 4 projects are included in MidAmerican's most recent EPB filed with the IUB. IPL plans to file its next EPB with the IUB in the second quarter of 2012.

Ottumwa Unit 1 - IPL's current EPB approved by the IUB in October 2010 includes plans to install a scrubber and baghouse at Ottumwa to reduce SO2 and mercury emissions at the generating facility. The scrubber and baghouse at Ottumwa are expected to support compliance obligations for current and anticipated air quality regulatory requirements, including CAIR, CSAPR or some alternative to these rules that may be implemented, and the Utility MACT Rule. IPL's portion of total capital expenditures, excluding AFUDC, for the scrubber and baghouse is currently estimated to be between $150 million to $170 million, a portion of which is included in the above estimates for Alliant Energy's environmental compliance plans.

Lansing Unit 4 - IPL's current EPB approved by the IUB in October 2010 includes plans to install a scrubber at Lansing Unit 4 to reduce SO2 emissions at the generating facility. The scrubber at Lansing Unit 4 is expected to support compliance obligations for current and anticipated air quality regulatory requirements, including CAIR, CSAPR or some alternative to these rules that may be implemented, and the Utility MACT Rule. IPL's capital expenditures, excluding AFUDC, for the scrubber are currently estimated to be between \$45 million to \$55 million, a portion of which is included in the above estimates for Alliant Energy's environmental compliance plans.

George Neal Units 3 and 4 - MidAmerican plans to install scrubbers and baghouses at George Neal Units 3 and 4 to reduce SO2 emissions and mercury emissions at the generating facility. The scrubbers and baghouses at George Neal Units 3 and 4 are expected to support compliance obligations for current and anticipated air quality regulatory requirements, including CAIR, CSAPR or some alternative to these rules that may be implemented, and the Utility MACT Rule. IPL's portion of total capital expenditures, excluding AFUDC, for the scrubbers and baghouses is currently estimated to be approximately \$130 million, which is included in the above estimates for Alliant Energy's environmental compliance plans.

Other - Alliant Energy's current environmental compliance plans also include planned expenditures during 2012 through 2015 for lower-cost emission control options for certain of IPL's electric generating facilities. The environmental compliance plans for these lower-cost emission control options are subject to change pending further clarity on anticipated air quality regulatory requirements including final requirements under the final Utility MACT Rule, CAIR, CSAPR or some alternative to these rules that may be implemented.

WPL's Emission Control Projects - WPL must file a CA and receive authorization from the PSCW to proceed with any individual emission control project with estimated project costs of \$8 million or more. In 2007, the PSCW approved the deferral of the retail portion of WPL's incremental pre-certification and pre-construction costs for current or future emission control projects requiring PSCW approval, effective on the request date of November 2006. Alliant Energy currently anticipates that deferred costs as of Dec. 31, 2011 and thereafter will be recovered in WPL's future rates and therefore does not expect these costs to have an adverse impact on its financial condition or results of operations.

Edgewater Unit 5 - In May 2010, WPL received an order from the PSCW authorizing the installation of an SCR system at Edgewater Unit 5 to reduce NOx emissions at the facility. Construction began in the third quarter of 2010. The SCR system at Edgewater Unit 5 is expected to support compliance obligations for current and anticipated air quality regulatory requirements, including CAIR, CSAPR or some alternative to these rules that may be implemented, and the Wisconsin Reasonably Available Control Technology (RACT) Rule. WPL's capital expenditures, excluding AFUDC, for the SCR system are currently estimated to be approximately \$145 million, a portion of which is included in the above estimates for Alliant Energy's environmental compliance plans. Refer to Note 1(e) of the "Notes to Consolidated Financial Statements" for further discussion of the Edgewater Unit 5 SCR system emission control project.

In addition, Alliant Energy's current environmental compliance plans include installing a scrubber and baghouse at Edgewater Unit 5 to reduce SO2 and mercury emissions at the generating facility. The scrubber and baghouse at Edgewater Unit 5 are expected to support compliance obligations for current and anticipated air quality regulatory requirements, including CAIR, CSAPR or some alternative to these rules that may be implemented, the Utility MACT Rule and the Wisconsin State Mercury Rule. WPL currently plans to file a CA application with the PSCW for the projects in 2012. A portion of WPL's capital expenditures, excluding AFUDC, for the scrubber and baghouse are included in the above estimates for Alliant Energy's environmental compliance plans. An estimate of WPL's total capital expenditures, excluding AFUDC, for the projects will be available upon filing the CA application.

Columbia Units 1 and 2 - In February 2011, WPL received approval from the PSCW to install scrubbers and baghouses at Columbia Units 1 and 2 to reduce SO2 and mercury emissions, respectively, at the generating facility. The scrubbers and baghouses at Columbia Units 1 and 2 are expected to support compliance obligations for current and anticipated air quality regulatory requirements, including CAIR, CSAPR or some alternative to these rules that may be implemented, the Utility MACT Rule and the Wisconsin State Mercury Rule. WPL's portion of the capital expenditures, excluding AFUDC, for the scrubbers and baghouses is currently estimated to be between \$280 million and \$310 million, a portion of which is included in the above estimates for Alliant Energy's environmental compliance plans.

Other - Alliant Energy's current environmental compliance plans also include planned expenditures during 2012 through 2015 for lower-cost emission control options for certain of WPL's electric generating facilities. The environmental compliance plans for these lower-cost emission control options are subject to change pending further clarity on anticipated air quality regulatory requirements including final requirements under the final Utility MACT Rule, CAIR, CSAPR or some alternative to these rules.

Energy Efficiency Programs - Alliant Energy has several energy efficiency programs and initiatives that help customers reduce their energy usage and related costs through the use of new energy efficient equipment, products and practices. The following are Alliant Energy's current key energy efficiency programs:

Smart Grid Initiatives - Smart Grid initiatives are designed to improve customer service, enhance energy management and conservation and provide operational savings through increased efficiencies of electric distribution systems. Advanced metering infrastructure (AMI) is expected to be the foundation for the Smart Grid in a portion of Alliant Energy's service territories. WPL has substantially completed its AMI deployment by installing over 641,000 AMI electric meters and gas modules in its service territory as of Dec. 31, 2011. Alliant Energy anticipates WPL's total capital expenditures for AMI will be approximately $111 million upon completion of the deployment. There is approximately $3 million of planned AMI investment remaining to be made for system and network enhancements at WPL through 2012. Alliant Energy continues to assess the sequence and timing of IPL's AMI deployment in Iowa and Minnesota, and currently has no plans for large scale implementation of AMI technology at IPL.

IPL Energy Efficiency Plan (EEP) - In 2008, IPL filed an EEP for 2009 through 2013 with the IUB. The EEP includes spending approximately $400 million for electric and natural gas energy efficiency programs in Iowa from 2009 through 2013, and aspires to conserve electric and gas usage equal to that of more than 100,000 homes. In accordance with Iowa law, IPL is required to file an EEP every five years. An EEP provides a utility's plan and related budget to achieve specified levels of energy savings. IUB approval demonstrates that the IUB believes that IPL's EEP is reasonably expected to achieve cost-effective delivery of the energy efficiency programs. To the extent approved by the IUB, costs associated with executing the EEP are recovered from ratepayers through an additional tariff called an Energy Efficiency Cost Recovery (EECR) factor. The EECR factors are revised annually and include a reconciliation to eliminate any over- or under-recovery of energy efficiency expenses from prior periods. There are no carrying costs associated with the cost recovery factors. In March 2011, the IUB approved new EECR factors for IPL's electric and gas retail customers for the period from April 1, 2011 through March 31, 2012. The new EECR factors are based on IPL's approved budget as filed with its EEP for 2009 through 2013, along with any over- or under-collection from the prior year and therefore are not expected to have a material impact on Alliant Energy's financial condition or results of operations. IPL currently plans to file a new EEP in December 2012, which will be effective for 2014 through 2018.

Focus on Energy Program - In 2011 and 2010, WPL contributed 1.5% and 1.2%, respectively, of annual retail utility revenues to help fund Focus on Energy, Wisconsin's statewide energy efficiency and renewable energy resource program. Refer to "Legislative Matters" for discussion of changes to WPL's anticipated contributions to this program.

Shared Savings Programs - IPL and WPL offer energy efficiency programs to certain customers in Minnesota and Wisconsin referred to as Shared Savings programs. These programs provide low-cost financing to help customers identify, purchase and install energy efficiency improvement projects. The customers repay IPL and WPL with monthly payments over a term up to five years. Refer to Note 4(d) of the "Notes to Consolidated Financial Statements" for additional details of shared savings programs.

RATE MATTERS

Overview - Alliant Energy has two utility subsidiaries, IPL and WPL. Alliant Energy's utility subsidiaries are subject to federal regulation by FERC, which has jurisdiction over wholesale electric rates and certain natural gas facilities, and state regulation in Iowa, Wisconsin and Minnesota for retail utility rates and standards of service. Such regulatory oversight also covers IPL's and WPL's plans for construction and financing of new generation facilities and related activities.

Recent Retail Base Rate Filings - Details of Alliant Energy's recent retail base rate cases impacting its historical and future results of operations are as follows (dollars in millions; Electric (E); Gas (G); Not Applicable (N/A)):

Retail Base Rate Cases	Utility Type	Filing Date	Interim Increase Implemented (a) (b)	Interim Effective Date	Final Increase Granted (b)	Actual/ Expected Final Effective Date
WPL:						
Wisconsin 2011 Test Year	E	Apr-10	N/A	N/A	$8	Jan-11
Wisconsin 2010 Test Year	E/G	May-09	N/A	N/A	E-59; G-6	Jan-10
IPL:						
Minnesota 2009 Test Year	E	May-10	$14	Jul-10	8	Feb-12 (c)
Iowa 2009 Test Year	E	Mar-10	119	Mar-10	114	Apr-11
Iowa 2008 Test Year	E	Mar-09	84	Mar-09	84	Feb-10

(a) In Iowa, IPL's interim rates can be implemented 10 days after the filing date, without regulatory review and are subject to refund, pending determination of final rates. In Minnesota, IPL's interim rates can be implemented 60 days after the filing date, with regulatory review and subject to refund, pending determination of final rates. The amount of the interim rates is replaced by the amount of final rates once the final rates are granted.
(b) Base rate increases reflect both returns on additions to IPL's and WPL's infrastructure and a recovery of changes in costs incurred or expected to be incurred by IPL and WPL. Given a portion of the rate increases will offset changes in costs, revenues from rate increases should not be expected to result in an equal increase in income.
(c) The final recovery amount for the Minnesota retail portion of IPL's Whispering Willow - East wind project construction costs will be addressed in a separate proceeding that is expected to be completed in 2012.

WPL's Retail Electric Rate Case (2011 Test Year) - In April 2010, WPL filed a request with the PSCW to reopen the rate order for its 2010 test year to increase annual retail electric rates for 2011 by $35 million, or approximately 4%. The request was based on a forward-looking test period that included 2011. The key drivers for the filing included recovery of investments in WPL's Bent Tree - Phase I wind project and expiring deferral credits, partially offset by lower variable fuel expenses. In August 2010, WPL revised its request for an annual retail electric rate increase to $19 million, or approximately 2%. The primary differences between WPL's original request in April 2010 and its revised request filed in August 2010 relate to reduced variable fuel expenses, increased wind generation production tax credits and the impact of the $9 million annual rate increase implemented in June 2010 with the interim order in WPL's 2010 test year retail fuel-related rate filing, which is discussed below.

In December 2010, WPL received an order from the PSCW authorizing an annual retail electric rate increase of $8 million, or approximately 1%, effective Jan. 1, 2011. The annual retail electric rate increase of $8 million reflects a $38 million increase in the non-fuel component of rates and a $30 million decrease in the fuel component of rates. This $8 million increase in annual rates effective Jan. 1, 2011, combined with the termination of the $9 million interim fuel-related rate increase effective Dec. 31, 2010, resulted in a net $1 million decrease in annual retail electric rates charged to customers effective January 2011. Refer to "WPL's Retail Fuel-related Rate Filings - 2010 Test Year" below for additional details of the interim fuel-related rate increase implemented in 2010 and a reduction to the 2011 test year base rate increase for refunds owed to retail electric customers related to interim fuel cost collections in 2010.

WPL's Retail Rate Case (2010 Test Year) - In May 2009, WPL filed a request with the PSCW to increase annual retail electric rates by $86 million, or approximately 9%, and increase annual retail natural gas rates by $6 million, or approximately 3%. The request was based on a 2010 forward-looking test year. The key drivers for the filing included recovery of infrastructure costs of the electric and natural gas utility systems, which had been impacted by a material reduction in sales and increased costs. In addition, WPL requested recovery of the remaining retail portion of the deferred costs for its cancelled 300 MW coal-fired electric generating facility project, Nelson Dewey #3. In September 2009, WPL revised its request to an annual electric retail rate increase of $99 million and annual retail natural gas rate increase of $8 million. The increase in the requested amount for the retail electric rates was primarily due to increased infrastructure costs and a reduced 2010 sales forecast.

In December 2009, WPL received an order from the PSCW authorizing an annual retail electric rate increase of $59 million, or approximately 6%, and an annual retail natural gas rate increase of $6 million, or approximately 2%, effective Jan. 1, 2010. The annual retail electric rate increase of $59 million reflects an increase in the non-fuel component of rates and a decrease in the fuel component of rates. The December 2009 order from the PSCW also approved recovery of certain deferred benefits costs incurred by WPL in 2009 and a portion of the previously deferred costs for the cancelled Nelson Dewey #3 project. Refer to Note 1(b) of the "Notes to Consolidated Financial Statements" for further discussion of the PSCW's decision regarding recovery of these deferred costs and regulatory-related charges in 2009 for the portion of the cancelled Nelson Dewey #3 costs that WPL was denied recovery.

The 2010 test year retail electric rate increase approved by the PSCW included an amount that represented a current return on 50% of the estimated construction work in progress (CWIP) for WPL's Bent Tree - Phase I wind project for 2010. The remaining CWIP balance for the Bent Tree - Phase I wind project accrued AFUDC during 2010. In addition, the PSCW authorized WPL to defer the retail portion of return on rate base, depreciation expense and other operation and maintenance expenses for those portions of the Bent Tree - Phase I wind project placed in service in 2010.

IPL's Minnesota Retail Electric Rate Case (2009 Test Year) - In May 2010, IPL filed a request with the MPUC to increase annual rates for its Minnesota retail electric customers by $15 million, or approximately 22%. The request was based on a 2009 historical test year as adjusted for certain known and measurable items at the time of the filing. The key drivers for the filing included recovery of investments in IPL's Whispering Willow - East wind project and emission control projects at Lansing Unit 4, and recovery of increased electric transmission service costs. In conjunction with the filing, IPL implemented an interim retail rate increase of $14 million, on an annual basis, effective July 6, 2010. The interim retail rate increase was approved by the MPUC and is subject to refund pending determination of final rates from the request.

In August 2011, IPL received an initial order from the MPUC regarding this rate case. In September 2011, IPL filed a Request for Rehearing, Reconsideration and Clarification on a limited number of specific points within the MPUC's August 2011 order. In November 2011, IPL received an order from the MPUC on the requests for reconsideration from IPL and other parties. The MPUC's November 2011 order revised certain matters in the August 2011 order and established a final annual retail electric rate increase equivalent to $11 million. The final annual retail electric rate increase of $11 million includes $8 million of higher base rates, $2 million from the temporary renewable energy rider and $1 million from the utilization of regulatory liabilities to offset higher electric transmission service costs. Because the final rate increase level was below the interim retail rate increase level implemented in July 2010, IPL expects to refund to its Minnesota retail electric customers a portion of the interim rates collected. As of Dec. 31, 2011, Alliant Energy reserved $4 million, including interest, for refunds anticipated to be paid to IPL's Minnesota retail electric customers in 2012. The MPUC's order also included the following details:

- Approved IPL's Minnesota renewable energy rider request on a temporary basis but deferred judgment on the prudence of the Whispering Willow - East wind project costs. Initial recovery amount of the project costs will be allowed through the temporary renewable energy rider at a levelized cost of $51 per megawatt-hour (MWh). The final recovery amount of the project costs will be addressed in a separate proceeding that is expected to be completed in 2012.
- Approved recovery of IPL's FERC-approved 2010 electric transmission service costs including ITC's 2008 true-up costs billed to IPL in 2010.
- Approved an additional $5 million of regulatory liabilities owed to Minnesota retail electric customers from the gain on the sale of IPL's electric transmission assets to ITC in 2007 to offset a portion of transmission rate increases. The MPUC approved the utilization of the $5 million of additional regulatory liabilities over a four-year period beginning with the effective date of interim rates in July 2010.
- Denied IPL's proposed transmission cost recovery rider.
- Approved recovery of $2 million of Sutherland #4 cancellation costs over a 25-year period.
- Approved return on common equity of 10.35% and a regulatory capital structure of 47.7% common equity, 43.9% long-term debt, 6.3% preferred equity and 2.1% short-term debt.

Refer to Note 1(b) of the "Notes to Consolidated Financial Statements" for discussion of changes to regulatory assets and regulatory liabilities in 2011 based on the MPUC's decisions to provide IPL's retail electric customers in Minnesota additional refunds from the gain on the sale of electric transmission assets in 2007 and to provide IPL recovery of $2 million of previously incurred costs for Sutherland #4. Refer to Note 1(e) of the "Notes to Consolidated Financial Statements" for discussion of an impairment recognized in 2011 based on the MPUC's decision regarding the recovery of IPL's Whispering Willow - East wind project costs.

IPL's Iowa Retail Electric Rate Case (2009 Test Year) - In March 2010, IPL filed a request with the IUB to increase annual rates for its Iowa retail electric customers by $163 million, or approximately 14%. The request was based on a 2009 historical test year as adjusted for certain known and measurable changes occurring up to 12 months after the commencement of the proceeding. The key drivers for the filing included recovery of investments in the Whispering Willow - East wind project and emission control projects at Lansing Unit 4, and recovery of increased electric transmission service costs. In conjunction with the filing, IPL implemented an interim retail electric rate increase of $119 million, or approximately 10%, on an annual basis, effective March 20, 2010, without regulatory review and subject to refund pending determination of final rates. The interim rates included the impact of increased transmission service rates billed by ITC that went into effect on Jan. 1, 2010.

In February 2011, IPL received an order from the IUB authorizing a final annual retail electric rate increase of $114 million, or approximately 10%. Because the final rate increase level was below the interim rate increase level of $119 million implemented on March 20, 2010, IPL refunded $5 million, including interest, to its Iowa retail electric customers in 2011. The IUB issued a separate order in January 2011 that included the following decisions for the 2009 Test Year rate case:

- Approved IPL's proposed transmission cost rider conditional upon IPL's agreement to not file an electric base rate case for three years from the date of the order.

- Disallowed return on investment treatment for the portion of Whispering Willow - East costs incurred above the cost cap associated with the wind turbine generators. In August 2011, the IUB clarified the treatment of these costs to be included in IPL's rate base with a zero return on investment.
- Authorized use of regulatory liabilities to implement a tax benefit rider discussed below and offset certain electric transmission service costs expected in 2011 and certain capital costs for the Whispering Willow - East wind project.
- Limited recovery of and return on investment treatment to 52.5% of the remaining net book value of the Sixth Street Generating Station (Sixth Street).
- Allowed recovery of $7 million of flood-related costs previously incurred in 2009.

Transmission Cost Rider - In January 2011, the IUB approved IPL's proposal to implement a transmission cost rider for recovery of electric transmission service expenses incurred to provide electric service to IPL's retail customers in Iowa. The IUB stipulated that the rider would be implemented on a pilot basis conditional upon IPL's agreement to not file a retail electric base rate case for three years from the date of the order and meet additional reporting requirements. In January 2011, IPL accepted the transmission cost rider with the IUB's conditions. The transmission cost rider will remain in effect until the IUB's decision in IPL's next retail electric base rate case, whereby the rider will be revisited. Effective February 2011, electric transmission service expenses were removed from base rates and billed to IPL's Iowa retail electric customers through the transmission cost rider. This new cost recovery mechanism provides for subsequent adjustments to electric rates charged to Iowa retail electric customers for changes in electric transmission service expenses. The cumulative effects of the under-/over-collection of these costs will be recorded in regulatory assets or regulatory liabilities on the Consolidated Balance Sheets until they are reflected in future billings to customers. In accordance with the IUB's January 2011 order, IPL filed its first annual Regional Transmission Service Rider compliance filing with the IUB in November 2011. This filing reconciled the related annual revenues and expenses and established proposed cost recovery factors to be utilized in 2012. IPL continues to recover electric transmission service expenses using current cost recovery factors pending IUB approval of the 2012 cost recovery factors. Alliant Energy currently anticipates receiving a decision from the IUB on the proposed 2012 cost recovery factors in the first quarter of 2012.

Tax Benefit Rider - In January 2011, the IUB approved a tax benefit rider proposed by IPL, which will utilize regulatory liabilities to credit bills of Iowa retail electric customers to help offset the impact of the recent rate increases on such customers. In 2009, IPL filed a request with the IUB to create a regulatory liability account for potential tax benefits resulting from changes in tax accounting methodologies and tax elections available under the Internal Revenue Code. These potential tax benefits are related to the tax treatment of repair expenditures, allocation of insurance proceeds from the floods in 2008 and mixed service costs. The tax benefit rider provides a mechanism to ensure only those amounts from the potential tax benefits that are sustained under Internal Revenue Service (IRS) audit are retained by customers. The tax benefit rider includes the ability to record a regulatory asset if amounts credited to customer bills are in excess of the amounts sustained under IRS audit. In 2011, $61 million of regulatory liabilities from the tax benefit rider were used to credit IPL's customers' bills at a rate of 0.504 cents per KWh. Also in 2011, IPL recognized additional regulatory liabilities of $217 million as a result of additional tax benefits expected from a change in tax accounting method for mixed service costs and the IRS issuance of guidance clarifying the treatment of repairs expenditures for electric distribution property. In December 2011, the IUB authorized approximately $81 million of regulatory liabilities from potential tax benefits to be credited to IPL's customers' bills in 2012 at a rate of 0.568 cents per KWh. The IUB is expected to review and approve the remaining benefits for 2013 and beyond in the future. As of Dec. 31, 2011, Alliant Energy's remaining regulatory liabilities related to the tax benefit rider were $350 million. The final amount of regulatory liabilities returned to customers under the tax benefit rider is dependent on the amount of tax benefits sustained under IRS audit and therefore is subject to change. Refer to Note 5 of the "Notes to Consolidated Financial Statements" and "Results of Operations - Income Taxes" for discussion of the impact of the tax benefit rider on Alliant Energy's income tax expense (benefit) and effective income tax rates.

Utilization of Regulatory Liabilities - In addition to the tax benefit rider discussed above, the order issued by the IUB in January 2011 also authorized use of regulatory liabilities from the sale of IPL's electric transmission assets and the DAEC to offset certain electric transmission service costs in 2011 and certain capital costs for the Whispering Willow - East wind project. Details of these regulatory liabilities are as follows (in millions):

	Regulatory liability at Dec. 31, 2011	Amounts that will be utilized under previous IUB orders	Remaining amounts	Iowa portion of remaining amounts	Minnesota portion of remaining amounts
Electric transmission assets sale	$45	($25)	$20	$7	$13
DAEC sale	15	(14)	1	1	--
	$60	($39)	$21	$8	$13

Electric Transmission Assets Sale - In 2007, IPL completed the sale of its electric transmission assets to ITC and recognized a regulatory liability of $89 million related to the gain resulting from the sale. In 2009, the IUB issued an order authorizing IPL to use a portion of this regulatory liability to reduce Iowa retail electric customers' rates by $12 million for the period from July 2009 through February 2010 with billing credits included in the monthly fuel cost portion of the customer bills. In January 2010, the IUB issued an order authorizing IPL to use up to $46 million of this regulatory liability to offset electric transmission costs expected to be billed to IPL by ITC in 2010 related to ITC's 2008 transmission revenue adjustment. IPL utilized $41 million of regulatory liabilities to offset the Iowa retail portion of costs incurred in 2010 related to ITC's 2008 transmission revenue adjustment. In January 2011, the IUB issued an order authorizing IPL to use up to $20 million of this regulatory liability to offset ITC's 2009 transmission revenue adjustment expected to be billed to IPL in 2011. IPL utilized $19 million of regulatory liabilities to offset the Iowa retail portion of costs incurred in 2011 related to ITC's 2009 transmission revenue adjustment. The IUB also authorized IPL in its January 2011 order to utilize $3 million of this regulatory liability to reduce IPL's Iowa retail electric rate base associated with the Whispering Willow - East wind project. The outstanding balance of this regulatory liability accrues interest at the monthly average U.S. Treasury rate for three-year maturities and has accrued cumulative interest of $5 million through Dec. 31, 2011. Refer to "IPL's Minnesota Retail Electric Rate Case (2009 Test Year)" above for discussion of an order issued by the MPUC in 2011 requiring a $5 million increase to the regulatory liabilities owed to Minnesota retail electric customers from the gain on IPL's sale of its electric transmission assets to ITC in 2007. Refer to Note 1(b) of the "Notes to Consolidated Financial Statements" for discussion of an order issued by the MPUC in 2010 authorizing IPL to use a portion of this regulatory liability to refund $2 million annually to IPL's retail electric customers in Minnesota beginning in July 2010 to coincide with the effective date of the interim rate increase for Minnesota retail customers.

DAEC Sale - In 2006, IPL completed the sale of its 70% ownership interest in DAEC and recognized a regulatory liability of $59 million related to the gain resulting from the sale. In 2009, IPL received $12 million as part of a settlement of a claim filed against the U.S. Department of Energy (DOE) in 2004 for recovery of damages due to the DOE's delay in accepting spent nuclear fuel produced at DAEC. IPL recognized the $12 million received from the settlement as an increase to the regulatory liability established with the sale of DAEC. In 2009, the IUB authorized IPL to utilize $29 million of this regulatory liability to reduce electric plant in service related to the cumulative AFUDC recognized for the Whispering Willow - East wind project. In January 2010, the IUB authorized IPL to utilize $26 million of this regulatory liability to offset the amortization of costs incurred for the Sutherland #4 project over a five-year period ending September 2014. In January 2011, the IUB authorized use of $23 million of this regulatory liability to reduce IPL's Iowa retail electric rate base for the Whispering Willow - East wind project. The outstanding balance of this regulatory liability accrues interest at the monthly average U.S. Treasury rate for three-year maturities and has accrued cumulative interest of $8 million through Dec. 31, 2011.

<u>Management Audit</u> - As part of the IUB's February 2011 order related to IPL's Iowa retail electric rate case (2009 test year), the IUB outlined plans for IPL's management activities to be audited by a third party vendor. This audit commenced in the third quarter of 2011. A final report is expected to be issued by the third party vendor to the IUB in the second half of 2012. Alliant Energy does not currently believe that the final report will have any impact upon its financial condition or results of operations.

Refer to Note 1(b) of the "Notes to Consolidated Financial Statements" for additional details of the IUB's decision in the January 2011 order allowing IPL to recover $7 million of flood-related costs incurred in 2009, to use regulatory liabilities to provide credits to retail electric customers in Iowa under the tax benefit rider, to use regulatory liabilities to offset the recovery of $26 million of costs incurred for its Whispering Willow - East wind project and to use regulatory liabilities to offset transmission service expenses related to ITC's 2009 transmission revenue true-up adjustment. Refer to Note 1(e) of the "Notes to Consolidated Financial Statements" for additional details of the IUB's decision in the January 2011 order disallowing IPL a return on a portion of its Whispering Willow - East wind project costs.

IPL's Iowa Retail Electric Rate Case (2008 Test Year) - In March 2009, IPL filed a request with the IUB to increase annual rates for its Iowa retail electric customers by $171 million, or approximately 17%. The request was based on a 2008 historical test year as adjusted for certain known and measurable changes occurring up to 12 months after the commencement of the proceeding. The key drivers for the filing included recovery of increased costs and capital investments since IPL's last Iowa electric retail rate case filed in 2004. These increased costs and capital investments included increased costs for electric transmission service, infrastructure investments completed during the past five years to enhance the reliability of IPL's electric system and lower emissions at its generating facilities, increased costs for pension and other employee benefits, capital investments and operating expenses incurred by IPL to restore electric service following 2007 winter ice storms and 2008 severe flooding that impacted its Iowa electric service territory, and capital expenditures for the cancelled Sutherland #4 project. In conjunction with the filing, IPL implemented an interim retail electric rate increase of $84 million, on an annual basis, effective March 27, 2009, without regulatory review and subject to refund pending determination of final rates from the request. In September 2009, IPL revised this request to seek an increase of $146 million, or approximately 14%. The decrease in the requested amount was primarily due to an alternative cost recovery process for the capitalized expenditures for Sutherland #4 discussed below and an alternative method (five-year average) for calculating the annual recovery amount of pension and other postretirement benefits costs.

In January 2010, IPL received an order from the IUB authorizing a final annual retail electric rate increase of $84 million, or approximately 7%, plus the use of a portion of IPL's regulatory liabilities to offset costs related to the cancelled Sutherland #4 project and future electric transmission service costs. Refer to Note 1(b) of the "Notes to Consolidated Financial Statements" for additional discussion of the IUB's decision in the January 2010 order allowing IPL to recover $8 million of flood-related costs incurred in 2008, to use regulatory liabilities to offset the recovery of $26 million of costs incurred for the cancelled Sutherland #4 base-load project and to use regulatory liabilities to offset up to $46 million of transmission costs billed to IPL in 2010 related to ITC's 2008 transmission revenue true-up adjustment.

Planned Utility Rate Cases in 2012 -
Wisconsin Retail Electric and Gas Rate Case (2013/2014 Test Period) - WPL currently expects to make a retail rate filing in the first half of 2012 based on a forward-looking test period that includes 2013 and 2014. The form and magnitude of such filing is currently being analyzed and could range from a future test year 2013 electric fuel plan to a full rate case for the 2013 and 2014 test period. The key drivers for the anticipated filing include recovery of the emission control project at Edgewater Unit 5, partial recovery for the emission control projects at Columbia Units 1 and 2, and changes in fuel costs. Any rate changes granted are expected to be effective in early 2013.

Iowa Retail Gas Rate Case (2011 Test Year) - IPL currently expects to file an Iowa retail gas rate case in the first half of 2012 based on a 2011 historical test period. The key drivers for the anticipated filing include recovery of increased costs and capital investments since IPL's last Iowa gas retail rate case filed in 2005. Any rate changes are expected to be implemented in two phases with interim rates effective approximately 10 days after the filing and final rates effective approximately 11 months after the filing date. IPL currently expects to propose a tax benefit rider that will utilize regulatory liabilities generated from tax initiatives to credit bills of Iowa retail gas customers to offset any requested rate increase from this case.

WPL's Retail Fuel-related Rate Filings -
2012 Test Year - In May 2011, WPL filed a request with the PSCW to increase annual retail electric rates by $13 million, or approximately 1%, to recover anticipated increases in retail electric production fuel and energy purchases (fuel-related costs) in 2012 due to higher purchased power energy costs and emission compliance costs. In July 2011, the EPA issued CSAPR, which was expected to require SO2 and NOx emissions reductions from IPL's and WPL's fossil-fueled EGUs with greater than 25 MW of capacity located in Iowa, Minnesota and Wisconsin beginning in 2012. After evaluating CSAPR, in November 2011, WPL revised its request for an annual retail electric rate increase to $31 million, or approximately 3%, to reflect higher anticipated emission compliance costs. In December 2011, WPL received an order from the PSCW authorizing an annual retail electric rate increase of $4 million related to expected changes in retail fuel-related costs. The December 2011 order also required WPL to defer direct CSAPR compliance costs that are not included in the fuel monitoring level and set a zero percent tolerance band for the CSAPR-related deferral. The 2012 fuel costs, excluding deferred CSAPR compliance costs, will be monitored using an annual bandwidth of plus or minus 2%. The rate change granted from this request was effective Jan. 1, 2012. Subsequent to the PSCW order issued in December 2011, the D.C. Circuit Court stayed the implementation of CSAPR and as a result CAIR obligations remain effective pending further review by the D.C. Circuit Court and the EPA. Alliant Energy is currently unable to predict the final outcome of the CSAPR stay and the impact on its financial condition or results of operations. Refer to Note 1(b) of the "Notes to Consolidated Financial Statements" for further discussion of CSAPR.

2010 Test Year - In April 2010, WPL filed a request with the PSCW to increase annual retail electric rates by $9 million to recover anticipated increased fuel-related costs in 2010. Actual fuel-related costs through March 2010, combined with projections of continued higher fuel-related costs for the remainder of 2010, significantly exceeded the amounts being recovered in retail electric rates at the time of the filing. WPL received approval from the PSCW to implement an interim rate increase of $9 million, on an annual basis, effective in June 2010. Updated annual 2010 fuel-related costs during the proceeding resulted in WPL no longer qualifying for a fuel-related rate increase for 2010. In December 2010, the PSCW issued an order authorizing no increase in retail electric rates in 2010 related to fuel-related costs and required the interim rate increase to terminate at the end of 2010. The order also required WPL to refund to its retail electric customers the interim fuel rates collected in 2010 as a reduction to the 2011 test year base rate increase. As of Dec. 31, 2011, Alliant Energy's remaining reserves were $1 million, including interest, for interim fuel cost collections in 2010.

2009 Test Year - In August 2009, WPL notified the PSCW that its actual retail fuel-related costs incurred during the month of July 2009 were below the monthly monitoring range of plus or minus 8% and projected annual retail fuel-related costs for 2009 could fall outside the annual monitoring range of plus or minus 2%. In September 2009, the PSCW issued an order that set WPL's retail electric fuel rates currently in effect subject to refund beginning Sep. 1, 2009. In January 2010, WPL filed a retail electric fuel refund report indicating retail fuel over collections of $4 million for the period from Sep. 1, 2009 through Dec. 31, 2009. In April 2010, WPL received approval from the PSCW to refund $4 million to its retail electric customers for retail fuel over collections for the period from Sep. 1, 2009 through Dec. 31, 2009. WPL refunded the $4 million to its retail electric customers in 2010.

Rule Changes -
Electric Fuel Cost Recovery Rule Changes in Wisconsin - In 2010, Act 403 was enacted in Wisconsin to change statutes related to the process by which utilities recover electric fuel-related costs from their retail electric customers. On Jan. 1, 2011, revised new fuel rules issued by the PSCW became effective. The new fuel rules currently provide the following provisions and requirements for Wisconsin utilities:

- PSCW approval of a future test year fuel cost plan resulting in changes in rates either as a separate proceeding or in a base rate case proceeding;
- deferral of any change in unit fuel costs from the approved fuel cost plan outside a range established by the PSCW;
- inclusion of selected other variable costs and revenues directly related to fuel costs in the fuel cost plan;
- reporting after completion of the plan year for comparison of actual plan year costs to those included in the fuel cost plan; and
- restrictions on the collection of deferred amounts if Wisconsin utilities earn in excess of their authorized return on common equity.

Refer to Note 1(h) of the "Notes to Consolidated Financial Statements" for additional details of WPL's retail electric fuel-related cost recovery mechanism.

WPL's Wholesale Formula Rate Structure - In 2009, WPL filed a request with FERC seeking approval of changes to WPL's wholesale formula rates in order to implement for billing purposes the full impact of accounting for defined benefit pension and other postretirement benefits plans. In 2010, FERC approved a settlement agreement between WPL and the wholesale customers regarding the formula rate change. Alliant Energy recorded an additional $4 million of electric revenues and regulatory assets in 2010 to reflect the settlement and reduced the regulatory asset concurrently with collections from customers through June 2011.

Rate Case Details - Details of the most recent rate orders in IPL's and WPL's key jurisdictions were as follows (Common Equity (CE); Preferred Equity (PE); Long-term Debt (LD); Short-term Debt (SD); Weighted-average Cost of Capital (WACC)):

Jurisdictions	Test Period	Authorized Return on Common Equity (a)	Capital Structure CE	PE	LD	SD	After-tax WACC	Average Rate Base (in millions)
IPL:								
Iowa retail (IUB):								
Electric:								
- Emery (b)	2009	11.58%	48.2%	6.5%	45.3%	N/A	8.85%	$281
- Whispering Willow - East (b)	2009	11.09%	48.2%	6.5%	45.3%	N/A	8.61%	266
- Other (b)	2009	9.53%	48.2%	6.5%	45.3%	N/A	7.86%	1,843
Gas	2004	10.40%	49.4%	8.3%	42.3%	N/A	8.68%	212
Minnesota retail (MPUC):								
Electric	2009	10.35%	47.7%	6.3%	43.9%	2.1%	8.11%	126 (c)
Gas	1994	10.75%	41.0%	7.4%	44.0%	7.6%	8.82%	7
Wholesale electric (FERC) (d)	2011	10.97%	47.6%	5.8%	46.6%	N/A	8.37%	32
WPL:								
Wisconsin retail (PSCW):								
Electric	2011 (e)	10.40%	50.4%	2.4%	43.3%	3.9%	8.18% (f)	1,697 (g)
Gas	2011 (e)	10.40%	50.4%	2.4%	43.3%	3.9%	8.18% (f)	215 (g)
Wholesale electric (FERC) (h)	2011	10.90%	55.0%	N/A	45.0%	N/A	8.84%	175

(a) Authorized returns on common equity may not be indicative of actual returns earned or projections of future returns.
(b) Authorized returns on common equity and after-tax WACC reflect application of double leverage pursuant to the IUB's January 2011 order discussed above. Prior to the application of double leverage, authorized returns on common equity were: Emery Generating Station (Emery)-12.23%, Whispering Willow-East-11.7% and Other-10.0%, and after-tax WACC were: Emery-9.16%, Whispering Willow-East-8.91% and Other-8.09%.
(c) Average rate base amounts do not include Whispering Willow - East capital costs, which are expected to be recovered through a temporary renewable energy rider approved by the MPUC. The final recovery amount for the Minnesota retail portion of Whispering Willow - East capital costs to be recovered from customers will be addressed in a separate proceeding that is expected to be completed in 2012.
(d) IPL's wholesale formula rates reflect annual changes in CE, PE, LD, WACC and rate base.
(e) WPL's 2011 rate order did not change the returns or capital structures approved in the prior rate order effective Jan. 1, 2010.
(f) WPL's retail return on net investment rate base is an adjusted WACC that includes adjustments for CWIP in rate base and a cash working capital allowance. The most recently authorized return on net investment rate base for WPL retail electric and gas utility service is 9.81% and 8.84%, respectively.
(g) Average rate base amounts do not include CWIP or a cash working capital allowance. The PSCW provides a return on selected CWIP and a cash working capital allowance by adjusting the percentage return on rate base.
(h) WPL's wholesale formula rates reflect annual changes in WACC and rate base.

Other -
Economic Development Program - In June 2010, the PSCW issued an order approving an economic development program effective July 2010, which is intended to attract and retain industrial customers in WPL's service territory. The program permits WPL to provide eligible industrial customers a discounted energy rate based upon specifically-defined conditions. To be eligible for the program, each customer needs to demonstrate that it is also eligible for direct governmental assistance through a local, state or federal economic development program, in addition to other criteria. The discount amounts are limited to ensure recovery of marginal costs and will be decreased over time until a customer is paying the full tariff rate. In July 2010, CUB filed a petition for review with the Dane County Circuit Court. CUB requested that the order be set aside, reversed or remanded to the PSCW for further deliberation and action. In February 2011, CUB's petition for review was denied by the Dane County Circuit Court. No party filed a Notice for Appeal, and the time for appeal has expired. Currently, there are three WPL customers utilizing the economic development program.

IPL Depreciation Study - In January 2012, the MPUC issued an order approving the implementation of updated depreciation rates for IPL as a result of a recently completed depreciation study. Refer to Note 1(e) of the "Notes to Consolidated Financial Statements" for details of the depreciation study.

FERC Audit - As part of routine procedures, in the fourth quarter of 2011, FERC commenced an audit of Alliant Energy, including its centralized service company (Corporate Services) and other affiliated companies. A final report is expected to be issued by FERC in late 2012 or early 2013. Alliant Energy does not believe that the final report will have any impact on its financial condition or results of operations.

ENVIRONMENTAL MATTERS

Overview - Alliant Energy is subject to regulation of environmental matters by federal, state and local authorities as a result of its current and past operations. Alliant Energy monitors these environmental matters and addresses them with emission abatement programs. These programs are subject to continuing review and are periodically revised due to various factors, including changes in environmental regulations, litigation of environmental requirements, construction plans and compliance costs. There is currently significant regulatory uncertainty with respect to the various environmental rules and regulations discussed below. Given the dynamic nature of environmental regulations and other related regulatory requirements, Alliant Energy has established an integrated planning process that is used for environmental compliance for its operations. Alliant Energy anticipates future expenditures for environmental compliance will be material, including significant capital investments. Alliant Energy anticipates that prudent expenditures incurred by IPL and WPL to comply with environmental requirements likely would be recovered in rates from IPL's and WPL's customers. Refer to "Strategic Overview - Environmental Compliance Plans" for details of Alliant Energy's environmental compliance plans, including estimated capital expenditures. The following are major environmental matters that could potentially have a significant impact on Alliant Energy's financial condition and results of operations.

Air Quality - The Clean Air Act (CAA) and its amendments mandate preservation of air quality through existing regulations and periodic reviews to ensure adequacy of these provisions based on scientific data. As part of the basic framework under the CAA, the EPA is required to establish National Ambient Air Quality Standards (NAAQS), which serve to protect public health and welfare. These standards address six "criteria" pollutants, four of which (NOx, SO2, PM, and ozone) are particularly relevant to Alliant Energy's electric utility operations. Ozone is not directly emitted from Alliant Energy's generating facilities; however, NOx emissions may contribute to its formation in the atmosphere. Fine particulate matter (PM2.5) may also be formed in the atmosphere from SO2 and NOx emissions.

State implementation plans (SIPs) document the collection of regulations that individual state agencies will apply to maintain NAAQS and related CAA requirements. The EPA must approve each SIP and if a SIP is not acceptable to the EPA or if a state chooses not to issue separate state rules, then the EPA can assume enforcement of the CAA in that state by issuing a federal implementation plan (FIP). Areas that comply with NAAQS are considered to be in attainment, whereas routinely monitored locations that do not comply with these standards may be classified by the EPA as non-attainment and require further actions to reduce emissions. Additional emissions standards may also be applied under the CAA regulatory framework beyond NAAQS. The specific federal and state air quality regulations that may affect Alliant Energy's operations include: CAIR, CSAPR (formerly known as CATR), Clean Air Visibility Rule (CAVR), Utility MACT Rule, Wisconsin State Mercury Rule, Wisconsin RACT Rule, Industrial Boiler and Process Heater MACT Rule and various NAAQS rules. Alliant Energy also monitors various other potential environmental matters related to air quality, including: litigation of various federal rules issued under the CAA statutory authority; revisions to the New Source Review/PSD permitting programs and New Source Performance Standards (NSPS); and proposed legislation or other regulatory actions to regulate the emission of GHG. Refer to the sections below the following tables for detailed discussion of the following air quality regulations.

Environmental Regulation	Emissions Regulated	Alliant Energy's Primary Facilities Potentially Affected	Actual/Anticipated Compliance Deadline
CAIR	SO2, NOx	Fossil-fueled EGUs over 25 MW capacity in IA and WI	Phase I - NOx (2009); SO2 (2010) Phase II - 2015
CSAPR	SO2, NOx	Fossil-fueled EGUs over 25 MW capacity in IA, WI and MN	To Be Determined (TBD)
CAVR	SO2, NOx, PM	Fossil-fueled EGUs built between 1962 and 1977 in IA, WI and MN	TBD
Utility MACT Rule	Mercury and other HAPs	Coal-fueled EGUs over 25 MW capacity in IA, WI and MN	2015
Wisconsin State Mercury Rule	Mercury	WPL's coal-fueled EGUs over 25 MW capacity	Phase I - 2010 Phase II - 2015
Wisconsin RACT Rule	NOx	WPL's Edgewater Units 3-5	Phase I - 2009 Phase II - 2013
Industrial Boiler and Process Heater MACT Rule	Mercury and other HAPs	IPL's Prairie Creek boilers 1, 2 and 5	2014
Ozone NAAQS Rule	NOx	Fossil-fueled EGUs in designated non-attainment areas	TBD
Fine Particle NAAQS Rule	SO2, NOx, PM	Fossil-fueled EGUs in designated non-attainment areas	TBD
NO2 NAAQS Rule	NO2	Fossil-fueled EGUs in designated non-attainment areas	TBD
SO2 NAAQS Rule	SO2	Fossil-fueled EGUs in designated non-attainment areas	2017

The following table lists the fossil-fueled EGUs by primary fuel type that IPL and WPL currently own or operate with greater than 25 MW of nameplate capacity. All of IPL's EGUs listed below are located in Iowa except for Fox Lake Unit 3 and Montgomery Turbine 1, which are located in Minnesota. All of WPL's EGUs listed below are located in Wisconsin.

IPL			WPL	
Coal	**Natural Gas**	**Oil**	**Coal**	**Natural Gas**
Ottumwa 1	Emery 1-3	Marshalltown 1-3	Columbia 1-2	Sheboygan Falls 1-2
Lansing 3-4	Fox Lake 3	Lime Creek 1-2	Edgewater 3-5	Neenah 1-2
M.L. Kapp 2	Dubuque 3-4	Montgomery 1	Nelson Dewey 1-2	South Fond du Lac 1-4
Burlington 1				Rock River 3,5-6
George Neal 3-4				Sheepskin 1
Prairie Creek 3-4				
Sutherland 1,3 (a)				
Louisa 1				

(a) IPL currently expects to switch the Sutherland Generating Station to a natural gas-fired facility in the first half of 2012.

CAIR - CAIR established new SO2 and NOx (both annual and ozone season) emission caps beginning in 2010 and 2009, respectively, with further reductions in SO2 and NOx emission caps planned to be effective in 2015. CAIR impacts IPL's and WPL's fossil-fueled EGUs with greater than 25 MW of capacity located in Iowa and Wisconsin. CAIR includes a large regional cap-and-trade system, where compliance may be achieved by either adding emission controls and/or purchasing emission allowances. In 2008, the D.C. Circuit Court remanded CAIR to the EPA for revision to address flaws identified in a 2008 opinion issued in response to legal challenges to this rule. In the interim, CAIR obligations became effective for NOx on Jan. 1, 2009 and SO2 on Jan. 1, 2010 and remain in place until a final CAIR replacement rule becomes effective.

CSAPR - In July 2011, the EPA issued CSAPR (formerly known as CATR), which includes requirements to reduce SO2 and NOx emissions from fossil-fueled EGUs located in 27 states in the eastern half of the U.S. IPL's and WPL's fossil-fueled EGUs with greater than 25 MW of capacity located in Iowa, Minnesota and Wisconsin would be impacted by CSAPR requirements. CSAPR was expected to replace CAIR and establish state emission caps for SO2 and NOx beginning in 2012 (Phase I). These SO2 and NOx emission caps were expected to be lowered further by CSAPR in 2014 for EGUs located in Iowa and Wisconsin, but not EGUs located in Minnesota (Phase II). CSAPR also includes assurance provisions that would enforce state emission caps. These provisions require regulated EGUs with emissions in excess of the state emission caps to surrender additional penalty emission allowances beginning in 2012. The provisions required to surrender potential additional emission allowances was expected to limit the amount of emissions trading that would be used to meet compliance requirements. The emission allowances used for Acid Rain and CAIR program compliance cannot be used for compliance with CSAPR, and CSAPR emission allowances are not eligible to be used for compliance requirements under Acid Rain regulations and CAIR. Refer to Note 1(b) of the "Notes to Consolidated Financial Statements" for discussion of charges of $34 million recorded in 2011 related to IPL's forward contracts to purchase SO2 emission allowances resulting from the impact of CSAPR. Refer to Note 16 of the "Notes to Consolidated Financial Statements" for discussion of a $23 million impairment of intangible assets recognized in 2011 related to previously acquired emission allowances resulting from the impact of CSAPR.

In December 2011, the EPA also issued a final supplemental rule that added both Iowa and Wisconsin to CSAPR for the ozone season NOx emissions trading program. In February 2012, the EPA issued additional revisions to CSAPR to correct the calculation of emission budgets in certain states, including an increase of the allowed 2014 annual SO2 budget and 2012 and 2014 annual NOx budgets for Wisconsin. These revisions would delay the effective date of the assurance provisions of CSAPR to 2014, rather than 2012. The EPA is proceeding with final issuance of these revisions in order to implement the changes as part of CSAPR, if the stay discussed below is removed.

In December 2011, the D.C. Circuit Court stayed the implementation of CSAPR and as a result CAIR obligations remain effective pending further review by the D.C. Circuit Court and the EPA. Alliant Energy is currently unable to predict with certainty the final outcome of the CSAPR stay and the impact on its financial condition or results of operations. Alliant Energy currently believes that CAIR will be replaced in the future, either by CSAPR, as currently written, or as modified based upon a ruling from the D.C. Circuit Court, or another rule that addresses the interstate transport of air pollutants, and expects that capital investments and/or modifications to its electric generating facilities to meet the final compliance requirements will be significant.

CAVR - CAVR requires states to develop and implement SIPs to address visibility impairment in designated national parks and wilderness areas across the country with a national goal of no impairment by 2064. Proposed CAVR SIPs for Iowa, Wisconsin and Minnesota have been submitted to the EPA for review and approval. These SIPs include Best Available Retrofit Technology Rule (BART) emission controls and other additional measures needed for reducing state contributions to regional haze. The EPA has not issued final action to approve these CAVR SIPs. If a CAVR SIP is found to be deficient, then the EPA is required to promulgate a CAVR FIP to address these requirements in the interim until the CAVR SIP is approved. The CAVR SIPs will determine required compliance actions and deadlines. In August 2011, a legal challenge was filed by several groups citing the EPA's failure to issue timely approval of CAVR SIP submissions or alternatively issue CAVR FIPs. In December 2011, the EPA published a proposed consent decree in response to the legal challenge, which would require the EPA to finalize CAVR plans for Iowa, Wisconsin and Minnesota by June 2012.

As a result of the lawsuit, there are uncertainties in the applicability of and compliance outcomes of BART control approaches that will be approved by the EPA for inclusion in CAVR SIPs. EGU emissions of primary concern for BART and regional haze regulation include SO2, NOx and PM. There are pending obligations under the EPA's CAVR to complete BART determinations that would evaluate control options to reduce these emissions at certain fossil-fueled IPL and WPL EGUs that were under construction between 1962 and 1977. IPL's facilities that may be impacted include Burlington Unit 1, George Neal Units 3 and 4, Prairie Creek Unit 4, M.L. Kapp Unit 2 and Lansing Unit 4. WPL's facilities that may be impacted include Edgewater Unit 4, Nelson Dewey Unit 2 and Columbia Units 1 and 2. The D.C. Circuit Court remand of CAIR to the EPA in 2008 and stay of CSAPR in 2011 may have an indirect impact on the CAVR and BART SIP implementation approach. The EPA allowed BART obligations for SO2 and NOx emissions to be fulfilled by CAIR (often referred to as "CAIR equals BART"). In addition, in December 2011, the EPA issued a proposed rule that similarly would allow BART obligations for SO2 and NOx emission to be fulfilled by CSAPR. The EPA's assessment of the relationship for the CAVR's BART requirements relative to CAIR and CSAPR remains uncertain pending the D.C. Circuit Court's review of these regulations. In addition, there are uncertainties whether additional emission reductions could be required to address regional haze impacts beyond BART. Alliant Energy is unable to predict with certainty the impact that CAVR might have on the operations of its existing EGUs until the EPA finalizes CAVR plans for Iowa, Wisconsin and Minnesota.

Utility MACT Rule - In December 2011, the EPA issued the final Utility MACT Rule, also referred to as MATS. The MATS rule applies to all IPL and WPL coal-fueled EGUs with greater than 25 MW of capacity located in Iowa, Wisconsin and Minnesota. The final rule requires compliance with emission limits for mercury, filterable PM as a substitute for non-mercury metal HAPs and hydrogen chloride (HCl) as a substitute for acid gas HAPs. The EPA also proposed alternative standards for total or individual non-mercury metals emissions (instead of filterable PM) and SO2 emissions (instead of HCl for acid gases if a scrubber is installed). In addition, work practice standards were proposed for organic HAPs emissions to ensure proper combustion. Compliance is currently anticipated to be required by April 2015. However, an entity can request an additional year for compliance, which may be granted on a case-by-case basis by state permitting authorities for units that are needed to assure power reliability, units repowering to gas, or units that need additional time to install air emission control technology. In addition, the issuance of the final Utility MACT Rule is expected to initiate a review of, and possible revisions to, the Wisconsin State Mercury Rule. The final Utility MACT Rule is subject to legal challenge in the D.C. Circuit Court. Alliant Energy is currently evaluating the final Utility MACT Rule, but expects that capital investments and/or modifications to its electric generating facilities could be significant to comply with the regulation.

Wisconsin State Mercury Rule - The Wisconsin State Mercury Rule requires electric utility companies in Wisconsin to meet compliance requirements to reduce annual mercury emissions by 40% from a historic baseline beginning in 2010 (Phase I). In addition, the Wisconsin State Mercury Rule requires large coal-fueled EGUs with greater than 150 MW of capacity to either achieve a 90% annual mercury emissions reduction standard or limit the annual concentration of mercury emissions to 0.008 pounds of mercury per gigawatt-hour beginning in 2015 (Phase II). Small coal-fueled EGUs between 25 MW and 150 MW of capacity must install Best Available Control Technology (BACT) by January 2015 to reduce mercury emissions. As an alternative, this rule allows large and small EGUs to achieve compliance through averaging of covered emissions. There is also an alternative multi-pollutant option that extends the time for compliance with the annual mercury reduction requirement until 2021 for large units. However, this requires the affected facilities to achieve NOx and SO2 reductions beyond those currently required by federal and state regulations. In 2010, WPL filed its compliance plan with the Wisconsin Department of Natural Resources (DNR). WPL's plan states that it will utilize large and small EGU averaging to comply with the additional mercury rule emissions reduction requirements that commence in 2015 and not use the multi-pollutant option. The issuance of the final Utility MACT Rule is expected to initiate a review of, and may cause revisions to, the Wisconsin State Mercury Rule. Alliant Energy continues to evaluate the impact of this state mercury rule and the federal Utility MACT Rule discussed above to determine further mercury emission reductions that will be required.

Wisconsin RACT Rule - In 2004, the EPA designated 10 counties in Southeastern Wisconsin as non-attainment areas for the ozone NAAQS. This designation includes Sheboygan County, where WPL operates the Sheboygan Falls Energy Facility and Edgewater. In 2007, the Wisconsin DNR issued a RACT Rule that requires NOx emission reductions at EGUs as part of the federal ozone SIP submittal to address non-attainment areas in Wisconsin. Facility modifications are not necessary at the Sheboygan Falls Energy Facility to comply with this rule. As part of its environmental compliance plan, WPL completed investments for installation of NOx emission control technologies at Edgewater to meet the 2009 to 2012 compliance requirements (Phase I). WPL is currently installing an SCR system at Edgewater to achieve compliance with the 2013 requirements that include facility boiler NOx rate limitations and a mass emissions cap (Phase II). Refer to "Strategic Overview - Environmental Compliance Plans - WPL's Emission Control Projects" for discussion of the SCR system being implemented for further NOx emission reductions at Edgewater to meet 2013 compliance deadlines.

Industrial Boiler and Process Heater MACT Rule - In March 2011, the EPA published the final Industrial Boiler and Process Heater MACT Rule with a compliance deadline of March 2014. The rule is expected to apply to IPL's Prairie Creek boilers 1, 2 and 5, and fossil-fueled auxiliary boilers and process heaters operated at other IPL and WPL fossil-fueled facilities. The rule requires compliance with HAPs emission limitations and work practice standards. In May 2011, the EPA published a stay postponing the effective date of the Industrial Boiler and Process Heater MACT Rule for major sources of emissions. In addition, the EPA announced reconsideration of the March 2011 final rule. In December 2011, the EPA issued a proposed reconsidered rule for public comment. In January 2012, the D.C. Circuit Court vacated the EPA's stay and reinstated the compliance deadline of March 2014. The EPA currently expects to issue a final reconsidered rule by April 2012, with an expected compliance date of mid-2015. The final rule remains subject to legal challenges in the D.C. Circuit Court. Alliant Energy is monitoring future developments relating to this rule and plans to update its environmental compliance plans as needed. Alliant Energy is currently unable to predict with certainty the outcome of the Industrial Boiler and Process Heater MACT Rule, but expects that capital investments and/or modifications to its electric generating facilities to meet compliance requirements of the rule could be significant.

Ozone NAAQS Rule - In 2008, the EPA announced reductions in the primary NAAQS for eight-hour ozone to a level of 0.075 parts per million (ppm) from the previous standard of 0.08 ppm. In December 2011, the EPA responded to initial state recommendations and is proposing to designate Sheboygan County in Wisconsin as non-attainment. WPL operates the Sheboygan Falls Energy Facility and Edgewater in Sheboygan County, Wisconsin. The EPA is expected to designate final non-attainment areas by the second quarter of 2012. The schedule for compliance with this standard has not yet been established. Alliant Energy is currently unable to predict with certainty the impact of any potential ozone NAAQS changes on its financial condition and results of operations.

Fine Particle NAAQS Rule - The EPA lowered the 24-hour fine particle primary NAAQS (PM2.5 NAAQS) from 65 micrograms per cubic meter (ug/m3) to 35 ug/m3 in 2006. In 2009, the EPA announced final designation of PM2.5 non-attainment areas. IPL and WPL do not have any generating facilities in the non-attainment areas announced in 2009. However, in 2009, the D.C. Circuit Court issued a decision in litigation regarding the EPA's determination not to lower the annual PM2.5 NAAQS in 2006. In accordance with the decision, the EPA must re-evaluate its justification for not tightening the annual standard related to adverse effects on health and visibility. If the annual PM2.5 standard becomes more stringent, it could require SO2 and NOx emission reductions in additional areas not currently designated as non-attainment. The schedule for compliance with this rule has not yet been established. Alliant Energy is currently unable to predict with certainty the potential impact of the re-evaluation of the annual PM2.5 NAAQS on its financial condition and results of operations.

Nitrogen Dioxide (NO2) NAAQS Rule - In 2010, the EPA issued a final rule to strengthen the primary NAAQS for NOx as measured by NO2. The final rule establishes a new one-hour NAAQS for NO2 of 100 parts per billion (ppb) and associated ambient air monitoring requirements, while maintaining the current annual standard of 53 ppb. In February 2012, the EPA issued a final response to state recommendations and is not proposing to designate any non-attainment areas in Iowa, Minnesota and Wisconsin. The EPA is expected to re-evaluate these designations in 2016 based on expanded monitoring data. The schedule for compliance with this rule has not yet been established. Alliant Energy is currently unable to predict with certainty the impact of any potential NO2 NAAQS changes on its financial condition and results of operations.

SO2 NAAQS Rule - In 2010, the EPA issued a final rule that establishes a new one-hour NAAQS for SO2 at a level of 75 ppb. The final rule also revokes both the existing 24-hour and annual standards. The EPA is expected to designate non-attainment areas for the SO2 NAAQS by June 2012. Compliance with the new SO2 NAAQS rule is currently expected to be required by 2017 for non-attainment areas designated in 2012. Alliant Energy is currently unable to predict with certainty the impact of any potential SO2 NAAQS changes on its financial condition and results of operations.

Air Permit Renewal Challenges - Alliant Energy is aware of certain public comments or petitions from citizen groups that have been submitted to the Wisconsin DNR or to the EPA regarding the renewal of air operating permits at certain of WPL's generating facilities. In some cases, the EPA has responded to these comments and petitions with orders to the Wisconsin DNR to reconsider the air operating permits of WPL's generating facilities. WPL has received renewed air permits for Columbia, Edgewater and Nelson Dewey from the Wisconsin DNR, which considered all public comments received as part of the renewal process.

Columbia - In 2008, the Sierra Club submitted a notice of intent to sue the EPA for failure to respond to its petition encouraging the EPA to challenge the air permit issued by the Wisconsin DNR for Columbia. In 2009, the EPA issued an order on the Sierra Club petition and granted one of three issues from the Sierra Club petition, objecting to that portion of the permit issued by the Wisconsin DNR. In September 2010, the Wisconsin DNR proposed a construction permit and a revised operation permit for Columbia. In October 2010, WPL submitted comments objecting to the appropriateness of the proposed draft permits. In November 2010, the comment period closed, and in February 2011, the Wisconsin DNR made the determination not to issue either of the proposed new permits. In February 2011, the Sierra Club filed a lawsuit against the EPA in the U.S. District Court for the Western District of Wisconsin seeking to have the EPA take over the permit process. The Sierra Club alleges the EPA must now act on the reconsideration of the permit since the Wisconsin DNR has exceeded its 90-day timeframe in which to respond to the EPA's order. In May 2011, the Wisconsin DNR proposed a revised draft operation permit for Columbia. In June 2011, WPL and the Sierra Club submitted comments objecting to the appropriateness of the revised draft operation permit. Alliant Energy believes the previously issued air permit for Columbia is still valid. Alliant Energy is currently unable to predict with certainty the outcome of this matter and the impact on its financial condition or results of operations.

Edgewater - In 2009, the Sierra Club petitioned the EPA to object to a proposed Title V air permit for Edgewater that the Wisconsin DNR had submitted to the EPA for review. In 2009, the Sierra Club filed a notice of intent to sue the EPA over its failure to act on the petition. In August 2010, the EPA issued an order to the Wisconsin DNR granting in part and denying in part the Sierra Club's petition. The Wisconsin DNR has not yet acted on the EPA order. In December 2010, WPL received a copy of a notice of intent to sue by the Sierra Club against the EPA based on what the Sierra Club asserts is unreasonable delay in the EPA performing its duties related to the reconsideration of the Edgewater Title V air permit. Specifically, the Sierra Club alleges that because the Wisconsin DNR has exceeded its 90-day timeframe in which to respond to the EPA's order, the EPA must now act on the reconsideration of the permit. Alliant Energy believes the previously issued air permit for Edgewater is still valid. Alliant Energy is currently unable to predict with certainty the outcome of this matter and the impact on its financial condition and results of operations.

Nelson Dewey - In September 2010, the Sierra Club petitioned the EPA and the Wisconsin DNR to reopen a Nelson Dewey air permit. The Sierra Club alleges that the Nelson Dewey air permit issued by the Wisconsin DNR in 2008 should be corrected because certain modifications were made at the facility without complying with the PSD program requirements. In November 2010, WPL filed a response to the petition with the EPA and the Wisconsin DNR objecting to its claims and supporting the Wisconsin DNR's issuance of the current permit. No action on this petition has been taken by the EPA or the Wisconsin DNR. Alliant Energy believes the previously issued air permit for Nelson Dewey is still valid. Alliant Energy is currently unable to predict with certainty the outcome of this petition and the impact on its financial condition and results of operations.

Air Permitting Violation Claims - Refer to Note 13(b) of the "Notes to Consolidated Financial Statements" for discussion of complaints filed by the Sierra Club in 2010 and a notice of violation issued by the EPA in 2009 regarding alleged air permitting violations at Nelson Dewey, Columbia and Edgewater.

EPA Information Request - In October 2011, MidAmerican received an EPA Region VII request under Section 114 of the CAA for certain information relating to the historical operation of George Neal Units 3 and 4, and Louisa, which are coal-fueled generating units in Iowa that are jointly owned by IPL. IPL owns 28%, 25.695% and 4% of George Neal Unit 3, George Neal Unit 4 and Louisa, respectively. MidAmerican responded to this data request in December 2011. Depending upon the results of the EPA's review of the information provided by MidAmerican, the EPA may perform any of the following: issue a notice of violation asserting that a violation of the CAA occurred; seek additional information from MidAmerican, IPL and/or third-parties who have information relating to the boilers; and/or close out the investigation. Alliant Energy cannot currently predict with certainty the impact of the EPA's request and any subsequent action taken by the EPA or citizen groups on its financial condition and results of operations.

Water Quality -

Section 316(b) of Federal Clean Water Act - The Federal Clean Water Act requires the EPA to regulate cooling water intake structures to assure that these structures reflect the "best technology available" for minimizing adverse environmental impacts to fish and other aquatic life. The second phase of this EPA rule is generally referred to as Section 316(b). Section 316(b) applies to existing cooling water intake structures at large steam EGUs. In 2007, a court opinion invalidated aspects of Section 316(b), which allowed for consideration of cost-effectiveness when determining the appropriate compliance measures. As a result, the EPA formally suspended Section 316(b) in 2007. In 2009, the U.S. Supreme Court granted the EPA authority to use a cost-benefit analysis when setting technology-based requirements under Section 316(b). In March 2011, the EPA issued a revised proposed Section 316(b) Rule, which applies to existing and new cooling water intake structures at large steam EGUs and manufacturing facilities. IPL and WPL have identified nine (Ottumwa 1, Prairie Creek Units 3-4, Fox Lake Units 1 and 3, Lansing Units 3-4, Dubuque Units 3-4, M.L. Kapp Unit 2, Burlington Unit 1, George Neal Units 3-4 and Louisa Unit 1) and three (Columbia Units 1-2, Nelson Dewey Units 1-2 and Edgewater Units 3-5) electric generating facilities, respectively, which may be impacted by the revised Section 316(b) Rule. A final rule is expected to be issued by the EPA in 2012. The schedule for compliance with this rule has not yet been finalized; however, compliance is currently expected to be required within eight years of the effective date of the final rule. Alliant Energy is currently unable to predict with certainty the final requirements from the Section 316(b) Rule, but expects that capital investments and/or modifications resulting from the rule could be significant.

Wisconsin and Iowa State Thermal Rules - Section 316(a) of the Federal Clean Water Act requires the EPA to regulate thermal impacts from wastewater discharges of industrial facilities, including those from EGUs. States have authority to establish standards for these discharges in order to minimize adverse environmental impacts to aquatic life. All IPL and WPL facilities are subject to these standards upon state promulgation, which become applicable upon their incorporation into a facility's wastewater discharge permit. In January 2010, the Wisconsin Natural Resources Board adopted its state standard for regulating the amount of heat that facilities can discharge into Wisconsin waters. This rule was necessary because the EPA determined that Wisconsin had not developed a state thermal standard consistent with Section 316(a) of the Federal Clean Water Act. The Wisconsin State Thermal Rule was approved by the EPA in October 2010. In Iowa, the Iowa DNR is required to regulate thermal impacts from wastewater discharges of industrial facilities, including IPL facilities that discharge water into nearby rivers and streams. Compliance with the thermal rules will be evaluated on a case-by-case basis when wastewater discharge permits for IPL's and WPL's generating facilities are renewed. Alliant Energy continues to evaluate the thermal rule regulatory requirements and the compliance options available to meet the heat limitations for discharges from IPL's and WPL's EGUs. Alliant Energy is unable to predict with certainty the final requirements of this rule until wastewater discharge permits for impacted facilities are renewed. If capital investments and/or modifications are required, Alliant Energy believes these investments could be significant.

Hydroelectric Fish Passages and Fish Protective Devices - In 2002, FERC issued an order requiring the following actions by WPL regarding its Prairie du Sac hydro plant: (1) develop a detailed engineering and biological evaluation of potential fish passages for the facility; (2) install an agency-approved fish-protective device at the facility; and (3) install an agency-approved fish passage at the facility. In 2009, WPL completed the installation of the agency-approved fish-protective device. WPL continues to work with the agencies to design and install the fish passage, which is currently required to be completed by Dec. 31, 2012. The U.S. Fish and Wildlife Service and the Wisconsin DNR have requested additional information to support the conceptual plan for the fish passage, and support extending the current required completion date to accomplish the additional work. Alliant Energy currently expects to request an additional extension from FERC in the first half of 2012. Alliant Energy believes the required capital investments and/or modifications to comply with the FERC order for the fish passage at WPL's Prairie du Sac hydro plant could be significant.

Land and Solid Waste -

Coal Combustion Residuals (CCRs) - Alliant Energy is monitoring potential regulatory changes that may affect the rules for operation and maintenance of coal ash surface impoundments (ash ponds) and/or landfills, in the wake of a structural failure in the containment berm of a coal ash surface impoundment at a different utility. In 2009, IPL and WPL responded to information collection requests from the EPA for data on coal ash surface impoundments at certain of their facilities. The EPA continues to evaluate the responses and has been conducting site assessments of utilities' coal ash surface impoundments, including certain coal ash surface impoundments operated by IPL and WPL.

In 2010, the EPA issued a proposed rule seeking comment regarding two potential regulatory options for management of CCRs: (1) regulate as a special waste under the federal hazardous waste regulations when the CCR is destined for disposal, but continue to allow beneficial use applications of CCRs as a non-hazardous material; or (2) regulate as a non-hazardous waste for all applications subject to new national standards. These proposed regulations include additional requirements with significant impact for CCR management, beneficial use applications and disposal. IPL and WPL have nine and four current or former coal generating facilities, respectively, with one or more existing coal ash surface impoundments at each location.

In addition, IPL and WPL each have two active CCR company-owned landfills. All of these CCR disposal units would be subject to the proposed rule currently anticipated to be finalized in late 2012. The schedule for compliance with this rule has not yet been established. Alliant Energy is currently unable to predict with certainty the impact of these information collection requests, site inspections, or potential regulations resulting from such requests for the management of CCRs, but expects that capital investments, operating expenditures and/or modifications to comply with CCR rules could be significant.

Closed Ash Landfill Sites - In 2004, IPL received communication from the Iowa DNR regarding an evaluation of groundwater monitoring results for four of its closed ash landfills and a request to further evaluate potential offsite groundwater impacts at two of its closed landfills. Work to further evaluate potential offsite groundwater impacts included the installation of additional groundwater monitoring wells and corresponding groundwater sampling and analysis was completed at one of the landfills in 2005. A report summarizing this work was provided to the Iowa DNR in 2005 for review. In May 2011, the Iowa DNR responded to this report and recommended that IPL continue to perform additional groundwater sampling, analysis and reporting. Work to further evaluate potential offsite groundwater impacts was completed at the other landfill in 2010. In June 2011, a report summarizing this work was submitted to the Iowa DNR for review. Currently, IPL has not received a response from the Iowa DNR on this report. Alliant Energy is currently unable to predict with certainty the outcome of this review and the impact on its financial condition and results of operations.

Polychlorinated Biphenyls (PCB) - In 2010, the EPA published an Advance Notice of Proposed Rulemaking to support a re-evaluation of all existing use authorizations for PCB-containing equipment. Based on the EPA's review of the information obtained in response to this notice, significant changes in PCB regulations may be proposed, including a possible mandated phase out of all PCB-containing equipment. The EPA plans to issue a proposed PCB rule amendment for public comment by 2013. The schedule for compliance with this rule has not yet been established. Pending the development of a final rule, Alliant Energy is currently unable to predict with certainty the outcome of this possible regulatory change, but believes that the required capital investment and/or modifications resulting from these potential regulations could be significant.

Manufactured Gas Plant (MGP) Sites - Refer to Note 13(d) of the "Notes to Consolidated Financial Statements" for discussion of Alliant Energy's liabilities related to MGP sites.

GHG Emissions - Climate change continues to be assessed by policymakers including consideration of the appropriate actions to mitigate global warming. There is continued debate regarding the public policy response that the U.S. should adopt, involving both domestic actions and international efforts. The EPA is responding to a court ruling that requires issuance of federal rules to reduce GHG emissions under the existing CAA. Associated regulations to implement these federal GHG rules are also underway in the states covering Alliant Energy's service territories. Given the highly uncertain outcome and timing of future regulations regarding the control of GHG emissions, Alliant Energy currently cannot predict the financial impact of any future climate change regulations on its operations but believes the expenditures to comply with any new emissions regulations could be significant.

Significant uncertainty exists surrounding the final implementation of the EPA's GHG regulations. Furthermore, while implementation of these regulations continues to proceed, the impacts of these regulations remain subject to change as a consequence of the complexity and magnitude of determining how to effectively control GHGs under the existing legal framework of the CAA, which may include the EPA and state agency interpretations of appropriate permitting and emission compliance requirements. The outcome of these regulations and challenges will determine whether and how GHG stationary sources, including electric utility operations, will be regulated under the CAA. Alliant Energy is currently unable to predict the timing and nature of stationary source rules for GHG emissions including future issuance of regulations that would mandate reductions of GHGs, including carbon dioxide (CO_2) emissions, at electric utilities.

In 2009, the EPA issued a final Endangerment and Cause or Contribute Findings for GHG under the CAA with an effective date of January 2010. This final action includes two distinct findings regarding GHG emissions under the CAA. First, the current and projected concentrations of GHG emissions in the atmosphere threaten the public health and welfare of current and future generations. This is referred to as the endangerment finding and includes the six key GHG emissions identified in the EPA's mandatory GHG reporting rule. Second, the combined emissions of CO_2, methane (CH_4), nitrous oxide (N_2O), and hydrofluorocarbons (HFCs) from new motor vehicles and motor vehicle engines contribute to the atmospheric concentrations of these key GHG emissions and hence to the threat of climate change. This is referred to as the cause or contribute finding. In 2010, the EPA, under authority from the GHG Endangerment and Cause or Contribute Findings, also issued a final rule that regulates GHG emissions from motor vehicles as a pollutant under the CAA. This finding and rule are subject to legal challenges in the D.C. Circuit Court. These actions by the EPA enable it to regulate GHG stationary sources, including electric utility operations and natural gas distribution operations.

EPA Mandatory GHG Reporting Rule - In 2009, the final EPA Mandatory GHG Reporting rule became effective. The final rule does not require control of GHG emissions, rather it requires that sources above certain threshold levels monitor and report emissions. The EPA anticipates that the data collected by this rule will improve the U.S. government's ability to formulate a set of climate change policy options. The GHG emissions covered by the final EPA reporting rule include CO_2, CH_4, N_2O, sulfur hexafluoride, HFCs, perfluorocarbons and other fluorinated gases. The primary GHG emitted from Alliant Energy's utility operations is CO_2 from the combustion of fossil fuels at its larger EGUs. Emissions of GHG are reported at the facility level in CO_2e and include those facilities that emit 25,000 metric tons or more of CO_2e annually. Alliant Energy submitted its first GHG annual emissions report for calendar year 2010 by the Sep. 30, 2011 due date. Alliant Energy continues to maintain and update its emissions monitoring methodologies and data collection procedures to capture all the GHG emissions data required for ongoing compliance with the EPA's mandatory GHG reporting rule. This rule is subject to a legal challenge that is pending in the D.C. Circuit Court. Alliant Energy's annual 2010 emissions, in terms of total mass of CO_2e, as reported to the EPA for electric utility and natural gas distribution operations, were as follows (in millions):

	Tons	Metric Tons
CO_2e emissions (a)	29.8	27.1

(a) CO_2e emissions reported to the EPA represent all emissions from the facilities operated by IPL and WPL and do not reflect their share of co-owned facilities operated by other companies.

EPA NSPS for GHG Emissions from Electric Utilities - In 2010, the EPA announced the future issuance of GHG standards for electric utilities under the CAA. The GHG emission limits are to be established as NSPS for new and existing fossil-fueled EGUs. The EPA entered a settlement agreement that required the issuance of proposed regulations for new and existing power plants by July 26, 2011 and final regulations no later than May 26, 2012. The EPA announced the issuance of proposed regulations will be delayed for existing EGUs, but has not yet established a new schedule. The EPA proposed rule for new EGUs is also delayed, and is expected to be issued in the first quarter of 2012. For existing EGUs, the NSPS issued by the EPA is expected to include emission guidelines that states must use to develop plans for reducing EGU GHG emissions. The guidelines will be established based on demonstrated controls, GHG emission reductions, costs and expected timeframes for installation and compliance. Under existing EPA regulations, states must submit their plans to the EPA within nine months after publication of the guidelines unless the EPA sets a different schedule. States have the ability to apply less or more stringent standards, or longer or shorter compliance schedules. The schedule for compliance with these rules has not yet been established. The implications of the EPA's NSPS rule for GHG emissions from EGUs are highly uncertain, including the nature of required emissions controls and compliance timeline for mandating reductions of GHGs. Alliant Energy is currently unable to predict with certainty the final outcome, but expects that expenditures to comply with any regulations to reduce GHG emissions could be significant.

EPA GHG Tailoring Rule - In 2010, the EPA issued the GHG Tailoring Rule, which became effective on Jan. 2, 2011. The rule establishes a GHG emissions threshold for major sources under the PSD Construction Permit and Title V Operation Permit programs at 100,000 tons per year (tpy) of CO_2e. The rule also establishes a threshold for what will be considered a significant increase in GHG emissions. New major sources and significantly modified existing sources of GHG will be required to obtain PSD construction permits that demonstrate BACT emissions measures to minimize GHG emissions. The rule establishes a phased-in implementation schedule for compliance with these GHG permitting requirements. Through June 2011, GHG requirements only applied to sources that were already required to obtain CAA permits for other (non-GHG) pollutants. Effective July 2011, GHG requirements apply to all new major sources and modifications at existing major sources that increase GHG emissions by at least 75,000 tpy for CO_2e. The rule is subject to a legal challenge that is pending in the D.C. Circuit Court. The implications of the EPA's GHG Tailoring Rule are highly uncertain, and Alliant Energy is currently unable to predict with certainty the impact on its financial condition or results of operations, but expects that expenditures to comply with these regulations to reduce GHG emissions could be significant.

Other Environmental Matters - IPL and the Sierra Club have initiated discussions regarding various utility-related environmental issues associated with IPL's Iowa operations. Alliant Energy is currently unable to predict with certainty the outcome of these discussions and the impact on its financial condition or results of operations.

Refer to Note 13(d) of the "Notes to Consolidated Financial Statements," "Strategic Overview" and "Liquidity and Capital Resources - Cash Flows - Investing Activities - Construction and Acquisition Expenditures" for further discussion of environmental matters.

LEGISLATIVE MATTERS

Recent Legislative Developments -
Wisconsin Tax Legislation - In June 2011, Act 32 was enacted. The most significant provisions of Act 32 for Alliant Energy relate to utilization of Wisconsin state net operating losses and WPL's contributions to the Focus on Energy Program.

Utilization of Wisconsin State Net Operating Losses - Act 32 authorizes combined groups to share net operating loss carryforwards that were incurred by group members prior to Jan. 1, 2009 and utilize these shared net operating losses to offset future taxable income over 20 years beginning after Dec. 31, 2011. Refer to Note 5 of the "Notes to Consolidated Financial Statements" for additional details of the financial impacts of Act 32 including $19 million of income tax benefits recognized by Alliant Energy in 2011 from the reversal of previously recorded deferred tax asset valuation allowances.

Focus on Energy Program - Act 32 prohibits the PSCW from requiring any energy utility to spend more than 1.2% of its annual retail utility revenues on energy efficiency and renewable resource programs effective Jan. 1, 2012. Focus on Energy works with eligible Wisconsin residents and businesses to finance and install energy efficiency and renewable energy equipment. Contributions to Focus on Energy are recovered from WPL's retail customers through base rates.

Federal Tax Legislation -
Small Business Jobs Act of 2010 (SBJA) and the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010 (the Act) - In 2010, the SBJA and the Act were enacted. The most significant provisions of the SBJA and the Act for Alliant Energy were provisions related to the extension of bonus depreciation deductions for certain expenditures for property that are incurred through Dec. 31, 2012. Based on capital projects placed into service in 2010, Alliant Energy claimed bonus depreciation deductions on its 2010 U.S. federal income tax return of $508 million. Based on capital projects placed into service in 2011, Alliant Energy currently estimates its total bonus depreciation deductions to be claimed on its 2011 U.S. federal income tax return will be approximately $572 million. Alliant Energy is currently unable to estimate its bonus depreciation deductions to be claimed on its 2012 U.S. federal income tax return but believes bonus depreciation deductions will likely contribute to an annual federal net operating loss in 2012. Alliant Energy's federal net operating losses carryforwards are currently expected to offset future federal taxable income through 2014 resulting in minimal federal cash tax payments to the IRS by Alliant Energy through 2014. Refer to Note 5 of the "Notes to Consolidated Financial Statements" for further discussion of the SBJA and the Act.

NDAA - In December 2011, the NDAA was enacted. The most significant provision of the NDAA for Alliant Energy eliminates a negative impact for regulated utilities that elect the cash grant for renewable energy projects. Prior to the enactment of NDAA, if a regulated utility elected the cash grant incentive for a renewable energy project, the utility was required to provide the benefits from the cash grant to their customers over the regulatory life of the related project assets or incur a tax normalization violation. As a result of the enactment of NDAA, utilities are no longer subject to a tax normalization violation if they provide the benefits of the cash grant incentive to their customers over a shorter time period than the regulatory life of the project assets. This provision of the NDAA can be applied retroactively to renewable energy projects placed into service since 2009. As a result of the enactment of NDAA, Alliant Energy is currently evaluating its options for government incentive elections for IPL's Whispering Willow - East wind project and WPL's Bent Tree - Phase I wind project. Refer to "Other Future Considerations - Government Incentives for Wind Projects" for additional information on government incentives for wind projects impacted by the NDAA.

Federal Pipeline Safety Act - In January 2012, the Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011 (Pipeline Act) was enacted. The legislation includes, but is not limited to, provisions to increase civil penalties for violations of federal oil and gas pipeline safety laws, to enhance state damage prevention programs, to authorize more oil and gas pipeline inspectors, and to implement stronger safety standards, including automatic or remotely controlled shut-off valves on new or replaced oil and gas transmission pipelines. Alliant Energy currently does not believe the Pipeline Act will have a significant impact on its financial condition and results of operations.

RESULTS OF OPERATIONS

Overview - "Executive Summary" provides an overview of Alliant Energy's 2011, 2010 and 2009 earnings and the various components of Alliant Energy's business. Additional details of Alliant Energy's 2011, 2010 and 2009 earnings are discussed below.

Utility Electric Margins - Electric margins are defined as electric operating revenues less electric production fuel, energy purchases and purchased electric capacity expenses. Management believes that electric margins provide a more meaningful basis for evaluating utility operations than electric operating revenues since electric production fuel, energy purchases and purchased electric capacity expenses are generally passed through to customers, and therefore, result in changes to electric operating revenues that are comparable to changes in electric production fuel, energy purchases and purchased electric capacity expenses. Electric margins and MWh sales for Alliant Energy were as follows:

	Revenues and Costs (dollars in millions)					MWhs Sold (MWhs in thousands)				
	2011	2010	(a)	2009	(b)	**2011**	2010	(a)	2009	(b)
Residential	**$985.8**	$1,001.5	(2%)	$868.6	15%	**7,740**	7,836	(1%)	7,532	4%
Commercial	**612.1**	619.0	(1%)	556.8	11%	**6,253**	6,219	1%	6,108	2%
Industrial	**748.9**	762.8	(2%)	710.7	7%	**11,504**	11,213	3%	10,948	2%
Retail subtotal	**2,346.8**	2,383.3	(2%)	2,136.1	12%	**25,497**	25,268	1%	24,588	3%
Sales for resale:										
Wholesale	**189.8**	196.8	(4%)	190.1	4%	**3,372**	3,325	1%	3,251	2%
Bulk power and other	**52.2**	44.1	18%	98.3	(55%)	**1,757**	1,378	28%	2,583	(47%)
Other	**47.0**	50.0	(6%)	51.4	(3%)	**151**	153	(1%)	155	(1%)
Total revenues/sales	**2,635.8**	2,674.2	(1%)	2,475.9	8%	**30,777**	30,124	2%	30,577	(1%)
Electric production fuel expense	**428.3**	387.9	10%	388.5	--					
Energy purchases expense	**336.2**	431.3	(22%)	502.9	(14%)					
Purchased electric capacity expense	**257.2**	279.7	(8%)	281.1	--					
Margins	**$1,614.1**	$1,575.3	2%	$1,303.4	21%					

(a) Reflects the % change from 2010 to 2011. (b) Reflects the % change from 2009 to 2010.

2011 vs. 2010 Summary - Electric margins increased $39 million, or 2%, primarily due to the impact of base retail rate increases (excluding fuel cost recoveries and transmission rider) at IPL and WPL, which increased electric revenues by $71 million in 2011. Other increases to electric margins included $21 million of lower purchased electric capacity expenses at WPL related to the Kewaunee PPA, higher revenues at IPL related to changes in recovery mechanisms for transmission costs due to the implementation of the transmission rider in 2011, an estimated $4 million increase in electric margins from changes in sales caused by weather conditions in Alliant Energy's service territories and a 3% increase in industrial sales volumes. Estimated increases to Alliant Energy's electric margins from the impacts of weather in 2011 and 2010 were $29 million and $25 million, respectively. These items were partially offset by credits on Iowa retail electric customers' bills in 2011 resulting from the implementation of the tax benefit rider, which decreased IPL's electric revenues by $61 million in 2011, the impact of a wholesale formula rate change, which increased WPL's electric revenues by $4 million in 2010, $4 million of lower energy conservation revenues at IPL, $3 million of higher purchased power electric capacity expenses at IPL related to the DAEC PPA, $2 million of SO2 emission allowance charges allocated to IPL's electric business in 2011 and a decrease in weather-normalized residential sales volumes. The reduction in revenues from IPL's tax benefit rider has a corresponding reduction in income taxes that resulted in no impact to Alliant Energy's net income for 2011. Changes in energy conservation revenues are largely offset by changes in energy conservation expenses included in other operation and maintenance expenses.

2010 vs. 2009 Summary - Electric margins increased $272 million, or 21% in 2010, primarily due to the impact of base retail rate increases (excluding fuel cost recoveries) at IPL and WPL, which increased electric revenues by $213 million in 2010, an estimated $64 million increase in electric margins from changes in the net impacts of weather conditions and Alliant Energy's weather hedging activities, $12 million of higher energy conservation revenues at IPL, $7 million of lower purchased electric capacity expenses at WPL related to the RockGen Energy Center (RockGen) PPA, which terminated in May 2009, and increased rates charged to WPL's wholesale customers including the impact of a wholesale formula rate change, which increased electric revenues at WPL by $4 million in 2010. Estimated increases (decreases) to Alliant Energy's electric margins from the impacts of weather in 2010 and 2009 were $25 million and ($39) million (including $3 million of losses from weather derivatives in 2009), respectively. These items were partially offset by an $11 million reduction in electric margins from changes in the recovery of electric production fuel and energy purchase expenses at WPL, reduced sales to two of IPL's larger industrial customers who transitioned to their own cogeneration facilities in 2009, a $4 million regulatory-related credit recorded by IPL in 2009 related to the IUB's approval to recover electric capacity expenses incurred in 2008 related to the severe flooding and $3 million of higher purchased electric capacity expenses related to the DAEC PPA.

Base Retail Rate Increases - Increases to Alliant Energy's electric revenues from the impacts of base retail rate increases (excluding fuel cost recoveries and transmission rider, and net of any reserves for rate refunds) were as follows (dollars in millions):

Retail Base Rate Cases	Effective Date	2011 vs. 2010 Revenue Increases	2010 vs. 2009 Revenue Increases
WPL's Wisconsin 2011 Test Year	Jan. 1, 2011	$38	$--
IPL's Iowa 2009 Test Year	March 20, 2010	26	96
IPL's Minnesota 2009 Test Year	July 6, 2010	7	5
WPL's Wisconsin 2010 Test Year	Jan. 1, 2010	--	94
IPL's Iowa 2008 Test Year	March 27, 2009	--	18
		$71	$213

Refer to "Rate Matters" for additional information relating to these retail electric rate increases and a potential retail electric rate filing by WPL in 2012.

Weather Conditions -
Alliant Energy's electric sales demand is seasonal to some extent with the annual peak normally occurring in the summer months due to air conditioning usage by its residential, commercial and wholesale customers. Cooling degree days (CDD) data is used to measure the variability of temperatures during summer months and is correlated with electric sales demand. Heating degree days (HDD) data is used to measure the variability of temperatures during winter months and is correlated with electric and gas sales demand. Refer to "Utility Gas Margins - Weather Conditions" for details regarding HDD in Alliant Energy's service territories. CDD in Alliant Energy's service territories were as follows:

	Actual			
CDD (a):	**2011**	2010	2009	Normal (a)
Cedar Rapids, Iowa (IPL)	**887**	923	406	736
Madison, Wisconsin (WPL)	**814**	829	368	614

(a) CDD are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical CDD.

Electric Production Fuel and Energy Purchases (Fuel-related) Cost Recoveries - Alliant Energy burns coal and other fossil fuels to produce electricity at its generating facilities. The cost of fossil fuels used during each period is included in electric production fuel expense. Alliant Energy also purchases electricity to meet the demand of its customers and charges these costs to energy purchases expense. Alliant Energy's electric production fuel expense increased $40 million, or 10% in 2011 and decreased $1 million in 2010. The 2011 increase was primarily due to higher coal volumes burned at its generating facilities resulting from increased generation needed to serve the higher electricity demand in 2011 and higher delivered coal prices. The 2010 decrease was primarily due to lower costs of natural gas swap contracts used to mitigate pricing volatility for fuel used to supply IPL's Emery Generating Station, substantially offset by higher coal volumes burned at its generating facilities resulting from increased generation needed to serve the higher electricity demand in 2010. Alliant Energy's energy purchases expense decreased $95 million, or 22%, and $72 million, or 14%, in 2011 and 2010, respectively. The 2011 decrease was primarily due to lower energy prices. The 2010 decrease was primarily due to lower energy prices and lower energy volumes purchased resulting from the higher MISO dispatch of Alliant Energy's generating facilities in 2010. The impact of the changes in energy volumes purchased were largely offset by the impact of changes in electricity volumes generated from Alliant Energy's generating facilities and changes in bulk power sales volumes discussed below.

Due to IPL's rate recovery mechanisms for fuel-related costs, changes in fuel-related costs resulted in comparable changes in electric revenues and, therefore, did not have a significant impact on Alliant Energy's electric margins. WPL's rate recovery mechanism for wholesale fuel-related costs also provides for adjustments to its wholesale electric rates for changes in commodity costs, thereby mitigating impacts of changes to commodity costs on Alliant Energy's electric margins.

WPL's retail fuel-related costs incurred in 2011 and 2010 were higher than the forecasted fuel-related costs used to set retail rates during such periods. Alliant Energy estimates the higher than forecasted retail fuel-related costs decreased electric margins by approximately $4 million and $3 million in 2011 and 2010, respectively. WPL's retail fuel-related costs incurred in 2009 were lower than the forecasted fuel-related costs used to set retail rates during such period. Alliant Energy estimates the lower than forecasted retail fuel-related costs increased electric margins by approximately $8 million in 2009.

Refer to "Other Matters - Market Risk Sensitive Instruments and Positions" for discussion of risks associated with increased electric production fuel and energy purchases expenses on Alliant Energy's electric margins. Refer to "Rate Matters" and Note 1(h) of the "Notes to Consolidated Financial Statements" for additional information relating to recovery mechanisms for electric production fuel and energy purchases expenses and changes to the retail rate recovery rules in Wisconsin for electric production fuel and energy purchases expenses beginning in 2011.

Purchased Electric Capacity Expense - Alliant Energy enters into PPAs to help meet the electricity demand of IPL's and WPL's customers. Certain of these PPAs include minimum payments for IPL's and WPL's rights to electric generating capacity. Details of purchased electric capacity expense included in the utility electric margins table above were as follows (in millions):

	2011	2010	2009
DAEC PPA (IPL)	**$146**	$143	$140
Riverside PPA (WPL)	**59**	58	57
Kewaunee PPA (WPL)	**51**	72	74
RockGen PPA (WPL) (Expired May 2009)	**--**	--	7
Other	**1**	7	3
	$257	$280	$281

At Dec. 31, 2011, the future estimated purchased electric capacity expense related to the DAEC (expires in 2014), Kewaunee (expires in 2013) and Riverside (expires in 2013) PPAs were as follows (in millions):

	2012	2013	2014	Total
DAEC PPA (IPL)	$152	$154	$28	$334
Kewaunee PPA (WPL)	59	62	--	121
Riverside PPA (WPL) (a)	59	17	--	76
	$270	$233	$28	$531

(a) In November 2011, WPL filed a CA with the PSCW for the purchase of Riverside in the fourth quarter of 2012. A decision from the PSCW is expected in April 2012. If Riverside is purchased in the fourth quarter of 2012, capacity payments scheduled for 2013 will not occur.

Sales Trends - Retail sales volumes increased 1% and 3% in 2011 and 2010, respectively. The 2011 increase was primarily due to higher usage per customer caused by weather conditions in Alliant Energy's service territories and higher sales to industrial customers driven by increased production requirements. These items were largely offset by a decrease in weather-normalized residential sales volumes. Alliant Energy believes the decrease in weather-normalized residential sales volumes is largely due to energy efficiency improvements implemented by customers and changes in customers' usage patterns driven by economic challenges. The 2010 increase was primarily due to higher usage per customer caused by changes in weather and economic conditions in Alliant Energy's service territories in 2010 compared to 2009, partially offset by reduced sales to two of IPL's larger industrial customers who transitioned to their own cogeneration facilities in 2009.

Wholesale sales volumes increased 1% and 2% in 2011 and 2010, respectively, primarily due to the impact of weather conditions and changes in sales to WPL's partial-requirement wholesale customers that have contractual options to be served by WPL, other power supply sources or the MISO market.

Bulk power and other revenue changes were largely due to changes in sales in the wholesale energy markets operated by MISO and PJM Interconnection, LLC. These changes are impacted by several factors including the availability of Alliant Energy's generating facilities and electricity demand within these wholesale energy markets. Changes in bulk power and other sales revenues were largely offset by changes in fuel-related costs and therefore did not have a significant impact on electric margins.

Alliant Energy is currently expecting relatively flat weather-normalized retail electric sales in 2012 compared to 2011. This is driven largely by low customer growth and continuing slow economic growth.

Utility Gas Margins - Gas margins are defined as gas operating revenues less cost of gas sold. Management believes that gas margins provide a more meaningful basis for evaluating utility operations than gas operating revenues since cost of gas sold are generally passed through to customers, and therefore, result in changes to gas operating revenues that are comparable to changes in cost of gas sold. Gas margins and dekatherm (Dth) sales for Alliant Energy were as follows:

	Revenues and Costs (dollars in millions)					Dths Sold (Dths in thousands)				
	2011	2010	(a)	2009	(b)	**2011**	2010	(a)	2009	(b)
Residential	**$269.7**	$273.7	(1%)	$290.8	(6%)	**26,891**	27,128	(1%)	27,711	(2%)
Commercial	**155.1**	154.2	1%	174.7	(12%)	**19,271**	18,691	3%	20,725	(10%)
Industrial	**24.5**	27.3	(10%)	30.7	(11%)	**3,848**	4,158	(7%)	4,558	(9%)
Retail subtotal	**449.3**	455.2	(1%)	496.2	(8%)	**50,010**	49,977	--	52,994	(6%)
Interdepartmental	**1.1**	1.5	(27%)	4.9	(69%)	**887**	887	--	938	(5%)
Transportation/other	**26.3**	23.9	10%	24.2	(1%)	**51,323**	49,521	4%	53,580	(8%)
Total revenues/sales	**476.7**	480.6	(1%)	525.3	(9%)	**102,220**	100,385	2%	107,512	(7%)
Cost of gas sold	**295.2**	304.0	(3%)	347.9	(13%)					
Margins	**$181.5**	$176.6	3%	$177.4	--					

(a) Reflects the % change from 2010 to 2011. (b) Reflects the % change from 2009 to 2010.

2011 vs. 2010 Summary - Gas margins increased $5 million, or 3%, in 2011 primarily due to $4 million of higher energy conservation revenues at IPL. Changes in energy conservation revenues are largely offset by changes in energy conservation expenses in 2011.

2010 vs. 2009 Summary - Gas margins decreased $1 million in 2010, primarily due to a 6% decrease in retail sales volumes. This item was substantially offset by the impact of WPL's 2010 retail gas rate increase effective in January 2010, which increased gas revenues by $5 million in 2010. The decrease in retail sales volumes was largely due to lower usage per customer caused by weather conditions and lower gas required by agricultural customers to dry grain in 2010.

Natural Gas Cost Recoveries - In 2011 and 2010, Alliant Energy's cost of gas sold decreased $9 million, or 3%, and $44 million, or 13%, respectively. The 2011 and 2010 decreases were primarily due to a decrease in natural gas prices. Due to Alliant Energy's rate recovery mechanisms for natural gas costs, these changes in cost of gas sold resulted in comparable changes in gas revenues and, therefore, did not have a significant impact on gas margins. Refer to Note 1(h) of the "Notes to Consolidated Financial Statements" for additional information relating to natural gas cost recoveries.

Weather Conditions -
Alliant Energy's gas sales demand follows a seasonal pattern with an annual base load of gas and a large heating peak occurring during the winter season. HDD data is used to measure the variability of temperatures during winter months and is correlated with gas sales demand. HDD in Alliant Energy's service territories were as follows:

	Actual			
HDD (a):	**2011**	2010	2009	Normal (a)
Cedar Rapids, Iowa (IPL)	**6,745**	6,868	7,074	6,763
Madison, Wisconsin (WPL)	**6,992**	6,798	7,356	7,083

(a) HDD are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical HDD.

Refer to "Rate Matters" for discussion of WPL's gas rate increase and potential retail gas rate filings by IPL and WPL in 2012.

Utility Other Revenues -
2010 vs. 2009 Summary - Other revenues for the utilities decreased $28 million in 2010, primarily due to lower steam revenues at IPL and lower revenues from other energy-related products and services. Steam revenues decreased by $15 million in 2010 primarily due to IPL's discontinuance of steam service to the portion of its steam customers located in downtown Cedar Rapids, Iowa. Changes in utility other revenues were largely offset by related changes in utility other operation and maintenance expenses.

Non-regulated Revenues - Alliant Energy's non-regulated revenues were as follows (in millions):

	2011	2010	2009
RMT	**$444**	$154	$294
Transportation	**47**	42	35
Other	**--**	1	4
	$491	$197	$333

2011 vs. 2010 Summary - The increased RMT revenues were primarily caused by increased demand for construction management services for large wind and solar projects in 2011. These increases in revenues were more than offset by higher costs incurred by RMT, which are included in non-regulated operation and maintenance expenses discussed below. The higher revenues from increased demand for construction management services for large renewable projects were partially offset by lower revenues from RMT's environmental consulting and engineering business unit, which was sold in June 2011. In February 2012, Alliant Energy announced plans to sell RMT's remaining renewable energy services business unit in 2012.

2010 vs. 2009 Summary - The decreased RMT revenues were primarily caused by reduced demand for construction management services for large wind projects and environmental consulting services in 2010. The increased Transportation revenues were primarily due to increased demand for freight services provided by Alliant Energy's short-line railway company. Changes in non-regulated revenues were largely offset by related changes in non-regulated operation and maintenance expenses.

Electric Transmission Service Expenses -
2011 vs. 2010 Summary - Alliant Energy's electric transmission service expense for the utilities increased $44 million in 2011, primarily due to higher transmission costs at IPL related to transmission services from ITC. The electric transmission service costs billed by ITC to IPL were $11 million higher in 2011 than those billed by ITC to IPL in 2010. In addition, deferrals and regulatory liability offsets approved by the IUB to reduce transmission service expenses were lower in 2011 compared to 2010 resulting in higher transmission service expense at IPL in 2011. In 2010, IPL deferred $41 million of electric transmission expenses related to the Iowa retail portion of 2008 under-recovered costs billed to IPL by ITC. IPL also utilized $4 million of regulatory liabilities to offset a portion of the Iowa retail electric transmission service expenses incurred in 2010. IPL utilized $19 million of regulatory liabilities to offset transmission service expenses related to the Iowa retail portion of 2009 under-recovered costs billed to IPL by ITC in 2011. Excluding the impact of these deferrals and regulatory liability offsets, IPL's electric transmission service costs from ITC increased $37 million in 2011. IPL is currently recovering the Iowa retail portion of these increased electric transmission service costs from its retail electric customers in Iowa through a transmission rider that was approved by the IUB in January 2011.

2010 vs. 2009 Summary - Alliant Energy's electric transmission service expenses for the utilities increased $54 million in 2010, primarily due to higher transmission service costs billed to IPL by ITC and increased transmission rates billed to WPL by ATC. Electric transmission service expenses billed to IPL by ITC increased by $86 million in 2010, primarily due to increased transmission rates effective in January 2010 and higher monthly peak demands in 2010 compared to 2009. This item was partially offset by IPL's deferral of $41 million of costs incurred in 2010, in accordance with an IUB order issued in January 2010. The IUB's order authorized IPL to defer these transmission costs in 2010 and to amortize these deferred costs over a five-year period ending in 2014 with an equal and offsetting amortization of IPL's regulatory liability associated with the 2007 gain on its sale of electric transmission assets to ITC.

Refer to "Rate Matters" for additional discussion of the transmission rider approved by the IUB in January 2011. Refer to "Other Matters - Other Future Considerations" for discussion of 2012 transmission rates proposed by ITC. Refer to Notes 1(b) and 1(h) of the "Notes to Consolidated Financial Statements" for additional information relating to recovery of electric transmission service expenses.

Utility Other Operation and Maintenance Expenses - Alliant Energy's other operation and maintenance expenses for the utilities increased $13 million and $18 million for 2011 and 2010, respectively, due to the following reasons (amounts represent variances between periods in millions):

2011 vs. 2010 Summary:

Regulatory-related charges and (credits) from IPL's Minnesota electric rate case order recorded in 2011 (a)	$11
Additional benefits costs for Cash Balance Plan amendment in 2011 (b)	10
Regulatory asset impairments in 2011 (c)	9
Higher wind turbine operation and maintenance expenses at WPL (d)	7
Wind site impairment charge at WPL in 2011 (e)	5
Higher energy conservation cost recovery amortizations at WPL (f)	3
SO2 emission allowance charges allocated to IPL's steam business in 2011 (g)	2
Regulatory-related charges and (credits) from IPL's Iowa electric rate case order recorded in 2010 (a)	(20)
Lower other postretirement benefits costs (h)	(10)
Restructuring charges in 2010 (i)	(4)
Asset impairment in 2010 related to Sixth Street (j)	(4)
Other	4
	$13

2010 vs. 2009 Summary:

Higher incentive-related compensation expenses (k)	$29
Regulatory-related charges and (credits) from IPL's Iowa electric rate case order recorded in 2010 (a)	20
Higher energy conservation expenses at IPL (l)	14
Deferral of retail pension and benefits costs in 2009 at WPL (m)	12
Higher wind turbine operation and maintenance expenses at IPL (n)	9
Higher electric generation maintenance expenses at IPL (o)	6
Restructuring charges in 2010 (i)	4
Asset impairment in 2010 related to Sixth Street (j)	4
Regulatory-related credits in 2009 related to 2008 flood costs (p)	4
Lower pension and other postretirement benefits costs (h)	(16)
Lower steam fuel, operation and maintenance expenses at IPL (q)	(16)
Restructuring charges in 2009 (i)	(11)
Regulatory-related charges in 2009 related to Nelson Dewey #3 project (p)	(11)
Incremental expenses incurred in 2009 related to severe flooding (r)	(7)
Lower bad debt expense at IPL (s)	(5)
Charges in 2009 related to a settlement with Sutherland #4 joint partners (t)	(4)
Loss contingency reserve for Cash Balance Plan lawsuit in 2009 (b)	(4)
Asset impairment in 2009 related to Sixth Street (j)	(4)
Other (includes lower expenses related to other energy-related products and services)	(6)
	$18

(a) Refer to Notes 1(b) and 1(e) of the "Notes to Consolidated Financial Statements" for details of regulatory-related charges and credits incurred in 2011 due to the decisions by the MPUC in IPL's Minnesota retail electric rate case (2009 test year) and regulatory-related charges and credits incurred in 2010 due to the decisions by the IUB in IPL's Iowa retail electric rate case (2009 test year).

(b) Refer to Note 6(a) of the "Notes to Consolidated Financial Statements" for details of the additional benefit costs incurred in 2011 resulting from an amendment to the Cash Balance Plan and refer to Note 13(b) of the "Notes to Consolidated Financial Statements" for details of the Cash Balance Plan lawsuit.

(c) Refer to Note 1(b) of the "Notes to Consolidated Financial Statements" for details of regulatory asset impairments incurred in 2011.

(d) Alliant Energy started to incur operation and maintenance expenses to operate WPL's Bent Tree - Phase I wind project in late 2010 when the wind project began generating electricity.

(e) Refer to Note 1(e) of the "Notes to Consolidated Financial Statements" for details of the wind site impairment charge recorded in 2011.

(f) WPL's 2011 test year base retail electric rate case resulted in higher energy conservation cost recovery amortizations effective in January 2011.

(g) Refer to Note 1(b) of the "Notes to Consolidated Financial Statements" for details of the SO2 emission allowance charges recorded in 2011.

(h) Changes in pension and other postretirement benefits costs are largely based on changes in plan assets caused by contributions and returns on plan assets, changes in discount rates used to measure benefit obligations and plan amendments. An amendment to the defined benefit postretirement health care plans in 2011 resulted in lower other postretirement benefits costs in 2011. Increases in plan assets during 2009 resulted in lower pension and other postretirement benefits costs in 2010. Refer to Note 6(a) of the "Notes to Consolidated Financial Statements" for further details. These variance amounts exclude the portion of pension and other postretirement benefits costs allocated to capital projects.
(i) Resulting from the elimination of certain corporate and operations positions in 2010 and 2009.
(j) Alliant Energy recognized a $4 million impairment in 2010 related to IPL's Sixth Street electric assets as a result of a decision not to rebuild electric operations at Sixth Street. Alliant Energy recognized a $4 million impairment in 2009 related to IPL's Sixth Street steam assets as a result of a decision not to rebuild steam operations at Sixth Street.
(k) Incentive-related compensation expenses are largely based on the achievement of specific annual operational and financial performance measures compared to targets established within the incentive plans. Refer to "Other Matters - Other Future Considerations" and Note 6(b) of the "Notes to Consolidated Financial Statements" for further details of incentive plans.
(l) Changes in energy conservation expenses are largely offset by changes in energy conservation revenues.
(m) In 2008, WPL received approval from the PSCW to defer the retail portion of pension and other postretirement benefits costs charged to other operation and maintenance expenses during 2009 in excess of $4 million. In 2009, Alliant Energy recognized a regulatory asset of $12 million for the deferred portion of these costs.
(n) Alliant Energy started to incur operation and maintenance expenses to operate IPL's Whispering Willow - East wind project in late 2009 when the wind project began generating electricity.
(o) Changes in electric generation maintenance expenses were primarily due to the timing of planned maintenance outages.
(p) Refer to Note 1(b) of the "Notes to Consolidated Financial Statements" for details of regulatory-related charges and credits incurred in 2009.
(q) Lower steam fuel, operation and maintenance expenses resulted from discontinuance of steam service to the portion of IPL's steam customers located in downtown Cedar Rapids and from additional costs incurred in early 2009 to operate the temporary steam generating systems used to resume service after Prairie Creek and Sixth Street were shut down due to severe flooding.
(r) Alliant Energy incurred significant operating expenditures in 2009 required to restore operations impacted by the severe flooding in 2008 that were not reimbursed under Alliant Energy's property insurance policy.
(s) Lower bad debt expenses were largely due to improved economic conditions in IPL's service territory during 2010.
(t) Alliant Energy made $4 million of aggregate payments in 2009 to IPL's joint partners in the Sutherland #4 project for a settlement agreement reached with them related to payments the joint partners incurred for Sutherland #4.

Alliant Energy currently expects utility other operation and maintenance expenses to decrease in 2012 as compared to 2011 largely due to the full year realization of cost control initiatives implemented in 2011 including the elimination of certain corporate and operations positions and continued focus on cost controls and operational efficiencies in 2012. These items are expected to be partially offset by increases in retirement plan costs in 2012 as compared to 2011 (excluding the impacts of the Cash Balance Plan amendment in 2011), resulting from significant reductions in discount rates in 2011 and settlement losses expected in 2012 related to benefit payments for retired executives.

Non-regulated Operation and Maintenance Expenses - Alliant Energy's non-regulated operation and maintenance expenses were as follows (in millions):

	2011	2010	2009
RMT	**$473**	$150	$291
Transportation	**20**	17	17
Other (includes eliminations)	**(2)**	3	4
	$491	$170	$312

2011 vs. 2010 Summary - The increase in non-regulated operation and maintenance expenses at RMT was largely driven by higher construction management costs associated with the execution of large wind and solar projects in 2011 compared to 2010. RMT also experienced issues with certain of its subcontractors working on its solar projects in 2011. These issues led to schedule delays and abandonment of work by the original subcontractor and required RMT to hire additional subcontractors to complete the work. These actions resulted in significant additional costs included in RMT's operation and maintenance expenses in 2011. The higher expenses from increased demand for construction management services for large renewable projects and the subcontractor issues noted above were partially offset by lower expenses from RMT's environmental consulting and engineering business unit, which was sold in June 2011. In February 2012, Alliant Energy announced plans to sell RMT's remaining renewable energy services business unit in 2012.

2010 vs. 2009 Summary - The RMT variance was largely driven by lower construction management costs associated with the execution of fewer large wind projects in 2010.

Depreciation and Amortization Expenses -
2011 vs. 2010 Summary - Depreciation and amortization expenses increased $33 million in 2011 primarily due to property additions, including $17 million of depreciation expense recognized in 2011 related to WPL's Bent Tree - Phase I wind project, which began generating electricity in late 2010. Also contributing to the increase in 2011 was a depreciation adjustment recorded in 2010 at WPL, which is not anticipated to have a material impact on future periods.

2010 vs. 2009 Summary - Depreciation and amortization expenses increased $18 million in 2010, primarily due to $17 million of higher depreciation expense recognized in 2010 as compared to 2009 for IPL's Whispering Willow - East wind project that began generating electricity in late 2009. The increase was also due to additional depreciation expense from the impact of other property additions related to WPL's AMI placed into service in 2009 and June 2009 acquisition of the Neenah Energy Facility, and new environmental controls at IPL's Lansing Unit 4 placed into service in 2010. These items were partially offset by a depreciation adjustment recorded in 2010 at WPL, which is not anticipated to have a material impact on future periods.

Alliant Energy currently expects its depreciation expense to increase in 2012 as compared to 2011 due to property additions in 2011 and 2012 at IPL and WPL. Alliant Energy's future depreciation expense is also expected to increase due to changes in IPL's depreciation rates resulting from IPL's most recent depreciation study filed with the MPUC in 2011.

Refer to "Rate Matters" for discussion of the interplay between utility operating expenses and utility margins given their impact on Alliant Energy's rate activities.

Interest Expense - Alliant Energy's interest expense decreased $5 million and increased $8 million in 2011 and 2010, respectively, due to the following reasons (amounts represent variances between periods in millions):

2011 vs. 2010 Summary:

Interest expense variances from certain issuances of long-term debt:	
IPL's $200 million of 3.65% senior debentures issued in August 2010	$5
WPL's $150 million of 4.6% debentures issued in June 2010	3
IPL's $150 million of 3.3% senior debentures issued in June 2010	2
Interest expense variances from certain reductions in long-term debt:	
IPL's $200 million of 6.75% senior debentures retired in September 2010	(10)
WPL's $100 million of 7.625% debentures retired in March 2010	(1)
Other (Alliant Energy variance includes impact of $3 million of capitalized interest in 2011 for the Franklin County wind project)	(4)
	($5)

2010 vs. 2009 Summary:

Interest expense variances from certain issuances of long-term debt:	
IPL's $300 million of 6.25% senior debentures issued in July 2009	$10
Alliant Energy's $250 million of 4% senior notes issued in October 2009	8
WPL's $250 million of 5% debentures issued in July 2009	7
WPL's $150 million of 4.6% debentures issued in June 2010	4
IPL's $150 million of 3.3% senior debentures issued in June 2010	3
IPL's $200 million of 3.65% senior debentures issued in August 2010	3
Interest expense variances from certain reductions in long-term debt:	
Alliant Energy's Exchangeable Senior Notes retired in 2009	(8)
WPL's $100 million of 7.625% debentures retired in March 2010	(6)
IPL's $135 million of 6.625% senior debentures retired in August 2009	(5)
IPL's $200 million of 6.75% senior debentures retired in September 2010	(4)
Other	(4)
	$8

Refer to Note 9 of the "Notes to Consolidated Financial Statements" for additional details of Alliant Energy's debt.

Loss on Early Extinguishment of Debt - Refer to Note 9(b) of the "Notes to Consolidated Financial Statements" for information on $203 million of pre-tax losses incurred in 2009 related to the repurchase of Alliant Energy's Exchangeable Senior Notes due 2030.

AFUDC -
2011 vs. 2010 Summary - AFUDC decreased $6 million in 2011 primarily due to $10 million of AFUDC recognized in 2010 for WPL's Bent Tree - Phase I wind project. This item was partially offset by $3 million of AFUDC recognized in 2011 for WPL's Edgewater Unit 5 emission controls project.

2010 vs. 2009 Summary - AFUDC decreased $22 million in 2010, primarily due to $21 million of AFUDC recognized for IPL's Whispering Willow - East wind project in 2009. The decrease was also due to AFUDC recognized in 2009 on capital projects related to restoration activities at IPL associated with the severe flooding in June 2008 and new environmental controls at IPL's Lansing Unit 4. These items were partially offset by $7 million of higher AFUDC recognized in 2010 as compared to 2009 for WPL's Bent Tree - Phase I wind project.

Alliant Energy currently expects AFUDC to increase in 2012 compared to 2011 primarily due to expected increased levels of CWIP balances in 2012 at IPL and WPL related to large construction projects at IPL's Ottumwa Generating Station and WPL's Columbia Units 1 and 2, and Edgewater Unit 5. Refer to "Liquidity and Capital Resources - Construction and Acquisition Expenditures" for details regarding anticipated construction expenditures for 2012 through 2015.

Income Taxes - The effective income tax rates for Alliant Energy's continuing operations were 14.7%, 32.0% and (7.8%) for 2011, 2010 and 2009, respectively. Details of the effective income tax rates were as follows:

	2011	2010	2009
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
IPL's tax benefit rider implemented in February 2011	**(9.6)**	--	--
Production tax credits	**(7.2)**	(2.5)	(3.9)
Wisconsin Tax Legislation enacted in June 2011	**(5.0)**	--	--
Effect of rate making on property related differences	**(2.2)**	(4.3)	(4.8)
Federal Health Care Legislation enacted in March 2010	**--**	1.6	--
IRS audit completed in September 2010	**--**	(1.4)	--
State filing changes due to Wisconsin Senate Bill 62 (SB 62) enacted in February 2009	**--**	--	(33.8)
Other items, net	**3.7**	3.6	(0.3)
Overall income tax rate	**14.7%**	32.0%	(7.8%)

2011 vs. 2010 Summary - The decrease in the effective income tax rate for Alliant Energy's continuing operations was primarily related to the impact of $36 million of income tax benefits related to IPL's tax benefit rider that began in 2011 and the reversal of $19 million of valuation allowances in 2011 due to passage of Wisconsin Tax Legislation, which changed the ability of companies to use prior net operating losses. In addition, WPL had $16 million of higher production tax credits benefits in 2011 due to WPL's Bent Tree - Phase I wind project, which began generating electricity in late 2010, and increased electricity generated from IPL's Whispering Willow - East wind project primarily due to fewer transmission constraints in 2011 and $7 million of income tax expense recognized in 2010 related to the impacts of the Federal Health Care Legislation, which is expected to reduce Alliant Energy's tax deductions for retiree health care costs beginning in 2013, to the extent prescription drug expenses are reimbursed under the Medicare Part D retiree drug subsidy program. These items were partially offset by higher state income taxes at IPL related to property related differences for which Iowa deferred tax is not recorded in the income statement pursuant to Iowa rate making principles, and $7 million of income tax benefits recorded in 2010 related to the impact of the IRS completing audits of Alliant Energy's U.S. federal income tax returns for calendar years 2005 through 2008.

2010 vs. 2009 Summary - The increase in the effective income tax rate for Alliant Energy's continuing operations was primarily due to $40 million of income tax benefits recognized in 2009 related to the net impacts of SB 62 enacted in February 2009 and a 2009 decision to allow WPL to do business in Iowa in order to take advantage of efficiencies that will likely be available as a result of IPL and WPL sharing resources and facilities. The increase in the effective tax rate was also due to $7 million of income tax expense recognized in 2010 related to the impacts of the Federal Health Care Legislation, which is expected to reduce Alliant Energy's tax deductions for retiree health care costs beginning in 2013, to the extent prescription drug expenses are reimbursed under the Medicare Part D retiree drug subsidy program. These items were partially offset by lower state income taxes at IPL related to property related differences for which Iowa deferred tax is not recorded in the income statement pursuant to Iowa rate making principles and $7 million of income tax benefits recorded in

2010 related to the impact of the IRS completing audits of Alliant Energy's U.S. federal income tax returns for calendar years 2005 through 2008.

Refer to Note 5 of the "Notes to Consolidated Financial Statements" for additional discussion of an IRS audit completed in 2010, IPL's tax benefit rider implemented in 2011, production tax credits, Wisconsin Tax Legislation enacted in 2011, tax effect of rate making on property related differences at IPL, Federal Health Care Legislation enacted in 2010 and state filing changes due to SB 62 enacted in 2009. Refer to "Critical Accounting Policies and Estimates - Income Taxes" for discussion of possible changes to state apportionment projections resulting from Alliant Energy's decision in February 2012 to sell RMT. Refer to "Other Matters - Other Future Considerations" for discussion of possible impacts to Alliant Energy's future income taxes resulting from IPL's tax benefit rider, trends in IPL's and WPL's production tax credits and a re-evaluation currently underway of different options for wind project incentives due to a recent law change.

Income (Loss) from Discontinued Operations, Net of Tax - Refer to Note 18 of the "Notes to Consolidated Financial Statements" for discussion of Alliant Energy's discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

Overview - Alliant Energy believes it has, and expects to maintain, adequate liquidity to operate its businesses as a result of available capacity under its revolving credit facility, IPL's sales of accounts receivable program and operating cash flows generated by its utility business. Based on its liquidity and capital structure, Alliant Energy believes it will be able to secure the additional capital required to implement its strategic plan and meet its long-term contractual obligations. Access by Alliant Energy to capital markets to fund its future capital requirements at reasonable terms is largely dependent on its credit quality and on developments in those capital markets.

Liquidity Position - At Dec. 31, 2011, Alliant Energy had $11 million of cash and cash equivalents, $897 million ($230 million at the parent company, $293 million at IPL and $374 million at WPL) of available capacity under their revolving credit facilities and $20 million of available capacity at IPL under its sales of accounts receivable program. Refer to "Cash Flows - Financing Activities - Short-term Debt" and Note 9(a) of the "Notes to Consolidated Financial Statements" for further discussion of the credit facilities. Refer to Notes 1(d) and 4(a) of the "Notes to Consolidated Financial Statements" for additional information on Alliant Energy's cash and cash equivalents, and IPL's sales of accounts receivable program, respectively.

Capital Structure - Alliant Energy plans to maintain debt-to-total capitalization ratios that are consistent with its investment-grade credit ratings in order to facilitate ongoing and reliable access to capital markets on reasonable terms and conditions. Alliant Energy's, IPL's and WPL's capital structures at Dec. 31, 2011 were as follows (dollars in millions):

	Alliant Energy (Consolidated)		IPL		WPL	
Common equity	$3,013.0	50.0%	$1,394.4	48.8%	$1,442.4	55.2%
Preferred stock	205.1	3.4%	145.1	5.1%	60.0	2.3%
Noncontrolling interest	1.8	--%	--	--%	--	--%
Long-term debt (incl. current maturities)	2,704.5	44.9%	1,309.0	45.8%	1,082.2	41.5%
Short-term debt	102.8	1.7%	7.1	0.3%	25.7	1.0%
	$6,027.2	100.0%	$2,855.6	100.0%	$2,610.3	100.0%

In addition to capital structures, other important financial considerations used to determine the characteristics of future financings include financial coverage ratios, flexibility in capital spending plans, regulatory orders and rate making considerations, the levels of debt imputed by rating agencies, market conditions and the impact of tax initiatives. The most significant debt imputations include operating leases, a portion of the DAEC, Kewaunee and Riverside PPAs, and postretirement benefits obligations. The PSCW explicitly factors certain imputed debt adjustments in establishing a regulatory capital structure as part of WPL's retail rate cases, particularly those related to operating leases and PPAs. The IUB and MPUC do not make any explicit adjustments for imputed debt in establishing capital ratios used in determining customer rates, although such adjustments are considered by IPL in recommending an appropriate capital structure.

Alliant Energy intends to manage these capital structures and liquidity positions in such a way that does not compromise its ability to raise the necessary funds required to provide utility services reliably and at reasonable costs, while maintaining financial capital structures consistent with those approved by regulators. Key considerations include maintaining access to the financial markets on the terms, in the amounts and within the timeframes required to fund its strategic plan, retaining a prudent level of financial flexibility and maintaining its investment-grade credit ratings. The capital structure is only one of a number of components that needs to be actively managed in order to achieve these objectives. Alliant Energy currently expects to maintain capital structures in which total debt would not exceed 45% to 55%, and preferred stock would not exceed 5% to 10%, of total capital. These targets may be adjusted depending on subsequent developments and their impact on Alliant Energy's weighted average cost of capital and investment-grade credit ratings.

Credit and Capital Market Developments - Alliant Energy's ability to facilitate or to provide reliable and cost-effective utility services depends on its reliable access to cost-effective capital. Financial markets that were subjected to considerable strain since 2007 have shown signs of selective recovery. Certain business sectors, including the regulated utility sector, have attracted and retained investor interest in the equity and debt capital markets. However, areas of concern remain, including certain issues in the U.S. and internationally that have impacted the availability of credit and the liquidity of financial assets. Among these are the evolving financial situation in Europe and the economic expansion in China and other emerging countries, with their respective consequences for international liquidity. There is also concern about the level of spending by the U.S. federal government and the temporary monetary policies of the Federal Reserve System intended to spur economic growth, with potential implications over time for inflation and interest rate levels. The evolving profile and impact of financial market regulation, both in the U.S. and internationally, contributes to the unsettled tone of the global financial markets. These developments translate into uncertainties and volatility regarding the availability of capital and for the terms and conditions of capital raised to meet funding requirements.

Alliant Energy is aware of the potential implications that these credit and capital market developments might have on its ability to raise the external funding required for its operations and capital expenditure plans. The strategic implications include protecting its liquidity position and avoiding over-reliance on short-term funding. Alliant Energy, IPL and WPL maintain revolving credit facilities to provide backstop liquidity to their commercial paper programs, ensure a committed source of liquidity in the event the commercial paper market becomes disrupted and manage their respective long-term debt maturity profiles. In addition, Alliant Energy maintains a sales of accounts receivable program at IPL as an alternative financing source. As discussed below, Alliant Energy retains flexibility in undertaking its capital expenditure program, particularly with respect to capital expenditures timing associated with investment programs within its strategic plan.

Primary Sources and Uses of Cash - Alliant Energy's most significant source of cash is from electric and gas sales to its utility customers. Cash from these sales reimburses IPL and WPL for prudently-incurred expenses to provide service to their utility customers and provides IPL and WPL a return on the assets used to provide such services. Utility operating cash flows are expected to cover the majority of IPL's and WPL's capital expenditures required to maintain their current infrastructure and to pay dividends to Alliant Energy's shareowners. Capital needed to retire debt, as well as to fund capital expenditures related to environmental compliance programs and other strategic projects, is expected to be met primarily through external financings. Ongoing monitoring of credit and capital market conditions allows management to evaluate the availability of funding and the terms and conditions attached to such financing. In order to maintain debt-to-total capitalization ratios that are consistent with investment-grade ratings, Alliant Energy may periodically fund such capital requirements with additional debt and equity.

Cash Flows - Selected information from the Consolidated Statements of Cash Flows was as follows (in millions):

	2011	2010	2009
Cash and cash equivalents at Jan. 1	**$159.3**	$175.3	$346.9
Cash flows from (used for):			
Operating activities	**702.7**	984.9	657.1
Investing activities	**(652.1)**	(866.5)	(1,148.9)
Financing activities	**(198.5)**	(134.4)	320.2
Net decrease	**(147.9)**	(16.0)	(171.6)
Cash and cash equivalents at Dec. 31	**$11.4**	$159.3	$175.3

Operating Activities -

2011 vs. 2010 - Alliant Energy's cash flows from operating activities decreased $282 million primarily due to $121 million of lower cash flows from operations at RMT due to increased working capital requirements associated with additional renewable energy projects in 2011, $117 million of pension plan contributions in 2011, $105 million of lower income tax refunds and $61 million of credits on retail electric customers' bills in Iowa in 2011 resulting from IPL's implementation of the tax benefit rider. These items were partially offset by increased collections from IPL's and WPL's customers in 2011 caused by the impacts of rate increases, the timing of fuel-cost recoveries at IPL and $21 million of lower purchased electric capacity payments related to the Kewaunee PPA at WPL.

2010 vs. 2009 - Alliant Energy's cash flows from operating activities increased $328 million primarily due to increased collections from IPL's and WPL's customers during 2010 caused by the impacts of rate increases and higher electric sales, $131 million of pension plan contributions during 2009, $90 million of higher cash flows from changes in the level of accounts receivable sold during 2010 and 2009, $26 million of higher cash flows from operations at RMT largely due to cash received in 2010 for large renewable energy projects and $23 million of refunds paid by WPL to its retail customers during 2009 for over-collected fuel-related costs during 2008. These items were partially offset by $86 million of higher payments by IPL to ITC during 2010 for electric transmission services, $27 million of insurance proceeds received by IPL during 2009 for operation expenditures related to the severe flooding in 2008 and $25 million of lower income tax refunds during 2010.

RMT's Working Capital Requirements - Cash flows from operations at RMT can fluctuate significantly from period to period based on the timing of cash receipts from customers and cash payments for construction activities associated with its customers' large renewable energy projects. RMT incurred material cash payments in 2011 for certain large renewable energy projects. A portion of these payments were collected from customers in 2011 and additional payments are expected to be collected in 2012. In February 2012, Alliant Energy announced plans to sell RMT in 2012.

Pension Plan Contributions - Contributions to qualified and non-qualified defined benefit pension plans for 2009 through 2011 were as follows (in millions):

	2011	2010	2009
IPL (a)	**$58**	$--	$59
WPL (a)	**47**	--	47
Other subsidiaries	**12**	8	25
Alliant Energy	**$117**	$8	$131

(a) Pension plan contributions for IPL and WPL include contributions to their respective qualified pension plans as well as an assigned portion of the contributions to pension plans sponsored by Corporate Services.

Alliant Energy currently does not expect to make any significant pension plan contributions in 2012 through 2014 based on the funded status and assumed return on assets as of the Dec. 31, 2011 measurement date for each plan. Refer to Note 6(a) of the "Notes to Consolidated Financial Statements" for discussion of the current funded levels of pension plans and contributions expected in 2012.

Income Tax Payments and Refunds - Income tax payments (refunds) for 2009 through 2011 were as follows (in millions):

	2011	2010	2009
IPL	**$25**	($126)	($88)
WPL	**(51)**	(4)	(76)
Other subsidiaries	**15**	14	23
Alliant Energy	**($11)**	($116)	($141)

Alliant Energy's income tax refunds in 2010 and 2009 were primarily due to claims filed with the IRS to carryback net operating losses to prior years. Alliant Energy currently does not expect to make any significant federal income tax payments in 2012 through 2014 based on the federal net operating loss and credit carryforward positions as of Dec. 31, 2011. Refer to Note 5 of the "Notes to Consolidated Financial Statements" for discussion of the carryforward positions.

IPL's Tax Benefit Rider - In January 2011, the IUB approved a tax benefit rider proposed by IPL, which utilizes regulatory liabilities created with tax benefits from changes in accounting methodologies and tax elections available under the Internal Revenue Code to credit bills of Iowa retail electric customers. In 2011, IPL credited $61 million to customers' bills under the tax benefit rider. Alliant Energy currently expects approximately $81 million of credits to customers' bills in 2012 under the tax benefit rider. Refer to "Rate Matters" and "Other Future Considerations - Tax Benefit Rider" for additional discussion of IPL's tax benefit rider.

Rate Increases - IPL and WPL implemented rate increases in 2011 and 2010 that resulted in higher collections from their retail customers. A portion of these higher collections was used to reimburse IPL and WPL for prudently-incurred expenses to provide service to their customers (e.g. higher payments for electric transmission services) resulting in limited impacts on cash flows from operations. Another portion of these rate increases provided IPL and WPL recoveries of and returns on new rate base additions (e.g. returns on new wind projects), which significantly increased cash flows from operations for Alliant Energy in 2011 and 2010. Refer to "Rate Matters" for additional details of retail rate increases implemented by IPL and WPL in 2011 and 2010.

IPL's Sales of Accounts Receivable Program - Changes in cash flows related to IPL's sales of accounts receivable program increased (decreased) cash flows from operations by $75 million, $65 million and ($25) million in 2011, 2010 and 2009, respectively. In 2011 and 2010, proceeds from the receivables sold were primarily used by IPL to help fund working capital and construction expenditures, and to reduce short-term debt. The purchase commitment from the third-party financial institution to which IPL sells its receivables expires in March 2012. IPL is currently pursuing the extension of the purchase commitment. Refer to Note 4(a) of the "Notes to Consolidated Financial Statements" for additional details of IPL's sales of accounts receivable program.

Investing Activities -
2011 vs. 2010 - Alliant Energy's cash flows used for investing activities decreased $214 million primarily due to $194 million of lower construction and acquisition expenditures and $12 million of net proceeds from the sale of RMT's environmental business unit in 2011. The lower construction and acquisition expenditures resulted from expenditures during 2010 for WPL's Bent Tree - Phase I wind project, IPL's Lansing Unit 4 emission controls project and IPL's Whispering Willow - East wind project. These items were partially offset by expenditures during 2011 for wind turbine generators for Resources' Franklin County wind project, WPL's acquisition of the remaining 25% interest in Edgewater Unit 5 and WPL's emission controls project at Edgewater Unit 5.

2010 vs. 2009 - Alliant Energy's cash flows used for investing activities decreased $282 million primarily due to $336 million of lower construction expenditures. The lower construction expenditures primarily resulted from expenditures during 2009 for IPL's Whispering Willow - East wind project, restoration activities at Prairie Creek and implementation of AMI at WPL, partially offset by higher expenditures during 2010 for WPL's Bent Tree - Phase I wind project. The lower construction expenditures were partially offset by $38 million of insurance proceeds received by IPL during 2009 for property damaged by the severe flooding in 2008 and changes in the collection of and advances for customer energy efficiency projects.

Construction and Acquisition Expenditures - Capital expenditures and financing plans are reviewed, approved and updated as part of Alliant Energy's strategic planning and budgeting processes. In addition, significant capital expenditures and investments are subject to a cross-functional review prior to approval. Changes in Alliant Energy's anticipated construction and acquisition expenditures may result from a number of reasons including economic conditions, regulatory requirements, changing legislation, ability to obtain adequate and timely rate relief, changing market conditions and new opportunities. Alliant Energy has not yet entered into contractual commitments relating to the majority of its anticipated future capital expenditures. As a result, it has some discretion with regard to the level, and timing of, capital expenditures eventually incurred and closely monitors and frequently updates such estimates. Alliant Energy currently anticipates construction and acquisition expenditures for 2012 through 2015 as follows (in millions):

	Alliant Energy				IPL				WPL			
Utility business (a):	2012	2013	2014	2015	2012	2013	2014	2015	2012	2013	2014	2015
Generation - new facilities:												
WPL gas - Riverside	$390	$--	$--	$--	$--	$--	$--	$--	$390	$--	$--	$--
IPL gas - new facility	--	--	335	275	--	--	335	275	--	--	--	--
Total generation - new facilities	390	--	335	275	--	--	335	275	390	--	--	--
Environmental	275	360	145	110	105	190	90	15	170	170	55	95
Generation - performance improvements	25	55	80	50	15	35	55	25	10	20	25	25
Other utility capital expenditures	360	395	420	435	200	220	230	245	160	175	190	190
Total utility business	1,050	810	980	870	$320	$445	$710	$560	$730	$365	$270	$310
Corporate Services (b)	60	10	40	40								
Resources wind - Franklin County (b)	70	5	--	--								
Non-regulated businesses (b)	10	10	10	10								
	$1,190	$835	$1,030	$920								

(a) Cost estimates represent Alliant Energy's, IPL's or WPL's estimated portion of total escalated construction and acquisition expenditures and exclude AFUDC, if applicable. Refer to "Strategic Overview" for further discussion of the generation plans and environmental compliance plans.
(b) Cost estimates represent total escalated construction and acquisition expenditures and exclude capitalized interest.

Alliant Energy expects to finance its 2012 through 2015 capital expenditure plans in a manner that allows it to adhere to the capital structure targets discussed in the "Capital Structure" section above. 2012 capital expenditures are expected to be funded with a combination of internally-generated cash, and long- and short-term debt. The precise characteristics of the financing for the 2013 through 2015 capital expenditures will be determined closer to the time that the financing is required. Flexibility will be required in implementing the long-term financing plans to allow for scheduling variations in the required authorization and construction work, changing market conditions and any adjustments that might be required to ensure there are no material adverse impacts to Alliant Energy's capital structure.

Government Grants for Wind Projects - Alliant Energy currently expects to complete Resources' 100 MW Franklin County wind project by the end of 2012, which is expected to make the project eligible for one of the government incentives available under the American Recovery and Reinvestment Act (ARRA) enacted in 2009. Alliant Energy currently expects to elect the government grant option equal to 30% of the qualified cost basis of the Franklin County wind project, which is expected to result in approximately $70 million of grant proceeds in late 2012 or early 2013. Refer to "Other Matters - Other Future Considerations - Government Incentives for Wind Projects" for additional information regarding the government incentives for wind projects and a re-evaluation currently underway by Alliant Energy regarding government incentive options for IPL's Whispering Willow - East wind project and WPL's Bent Tree - Phase I wind project due to a recent law change. If Alliant Energy is eligible for, and elects to change its elections to, the government grant options for IPL's Whispering Willow - East wind project and WPL's Bent Tree - Phase I wind project, IPL and WPL could each realize approximately $125 million to $150 million of grant proceeds in 2012 or early 2013.

Financing Activities -
2011 vs. 2010 - Alliant Energy's cash flows used for financing activities increased $64 million primarily due to the impacts of long-term debt issued and retired during 2010 discussed below and $40 million of payments to redeem IPL's 7.10% Series C Cumulative Preferred Stock in 2011. These items were partially offset by changes in the amount of commercial paper outstanding at Alliant Energy, IPL and WPL.

Alliant Energy's increases (decreases) in financing cash flows due to changes in long-term debt for 2011 vs. 2010 were as follows (in millions):

Proceeds from issuances:	
IPL's 3.65% senior debentures issued in August 2010	($200)
IPL's 3.3% senior debentures issued in June 2010	(150)
WPL's 4.6% debentures issued in June 2010	(150)
Payments to retire:	
IPL's 6.75% senior debentures retired in September 2010	206
WPL's 7.625% debentures retired in March 2010	100
	($194)

2010 vs. 2009 - Alliant Energy's cash flows from financing activities decreased $455 million primarily due to changes in the amount of commercial paper outstanding at IPL and WPL and impacts of long-term debt issued and retired during 2010 and 2009 discussed below.

Alliant Energy's increases (decreases) in financing cash flows due to changes in long-term debt for 2010 vs. 2009 were as follows (in millions):

Proceeds from issuances:	
IPL's 3.65% senior debentures issued in August 2010	$200
IPL's 3.3% senior debentures issued in June 2010	150
WPL's 4.6% debentures issued in June 2010	150
IPL's 6.25% senior debentures issued in July 2009	(300)
WPL's 5% debentures issued in July 2009	(250)
Alliant Energy's 4% senior notes issued in October 2009	(250)
Payments to retire:	
IPL's 6.75% senior debentures retired in September 2010	(206)
WPL's 7.625% debentures retired in March 2010	(100)
Alliant Energy's Exchangeable Senior Notes retired in September 2009	241
IPL's 6.625% senior debentures retired in August 2009	135
	($230)

FERC and Public Utility Holding Company Act Financing Authorizations - Under the Public Utility Holding Company Act of 2005, FERC has authority over the issuance of utility securities, except to the extent that a public utility company's primary state regulatory commission has retained jurisdiction over such matters. In 2008, FERC issued an order allowing IPL to pay up to $400 million in common equity distributions from additional paid-in capital, rather than retained earnings. In 2011, 2010, 2009 and 2008, IPL paid $101 million, $118 million, $106 million and $75 million, respectively, of common equity distributions from additional paid-in capital under this order. As of Dec. 31, 2011, IPL had no remaining authority for common equity distributions from additional paid in capital under this order, and does not anticipate the need to extend such authority.

As of Dec. 31, 2011, IPL had remaining authority for $750 million of long-term debt securities issuances, $743 million of short-term debt securities outstanding (including borrowings from its parent) and $200 million of preferred stock issuances through 2013 under an October 2011 order issued by FERC.

In January 2012, Corporate Services requested authority from FERC to issue up to $150 million in long-term debt securities and to maintain up to $200 million in short-term debt securities outstanding (including borrowings from its parent or other affiliates) during the period from March 31, 2012 through March 30, 2014. The request also seeks authority for Corporate Services to receive an unspecified amount of capital contributions and advances from its parent or other affiliates during the period from March 31, 2012 through March 30, 2014. Alliant Energy currently expects to receive a decision from FERC in the first quarter of 2012.

Issuance of debt securities by WPL is authorized by the PSCW and therefore is exempt from regulation by FERC. FERC does not have authority over the issuance of securities by Alliant Energy or Resources.

State Regulatory Financing Authorizations - In November 2011, WPL received authorization from the PSCW to have up to $400 million of short-term borrowings and letters of credit outstanding through the earlier of the termination date of WPL's credit facility agreement or December 2019. In February 2012, the PSCW issued a decision authorizing WPL to issue up to $700 million of long-term debt securities during 2012 and 2013, with no more than $400 million to be issued in either year. In August 2011, WPL requested authority from the PSCW to arrange an interim credit facility not to exceed 364 days in length beginning no later than the date of the prospective purchase of Riverside and to increase the short-term debt limit up to $700 million during this interim period. Alliant Energy expects a decision on this request in the first half of 2012.

In 2010, the MPUC issued an order that determined IPL does not need to obtain authorization to issue securities as long as IPL is not organized under the laws of the state of Minnesota and the securities issued do not encumber any of its property in the state of Minnesota. IPL currently does not have, and does not plan to issue, securities that encumber its property, thus IPL is not currently required to obtain approval from the MPUC for unsecured securities issuances. However, if in the future IPL were to subject its utility property in Minnesota to an encumbrance for the purpose of securing the payment of any indebtedness, IPL would be required to obtain an order from the MPUC approving such securities issuances.

Shelf Registrations - Alliant Energy, IPL and WPL have current shelf registration statements with the Securities and Exchange Commission for availability from December 2011 through December 2014 as follows:

	Alliant Energy	IPL	WPL
Aggregate amount available as of Dec. 31, 2011	Unspecified	$800 million	$800 million
Securities available to be issued	Common stock, and debt and other securities	Preferred stock and debt securities	Preferred stock and debt securities

Common Stock Dividends - Payment of dividends is subject to dividend declaration by Alliant Energy's Board of Directors. In December 2011, Alliant Energy announced an increase in its targeted 2012 annual common stock dividend to $1.80 per share, which is equivalent to a quarterly rate of $0.45 per share, beginning with the Feb. 15, 2012 dividend payment. Alliant Energy's general long-term goal is to maintain a dividend payout ratio that is competitive with the industry average. Alliant Energy's goal is to maintain a dividend payout ratio of approximately 60% to 70% of its utility earnings. Alliant Energy's dividend payout ratio was 66% of its utility earnings in 2011. Refer to Note 7 of the "Notes to Consolidated Financial Statements" for discussion of IPL's and WPL's dividend payment restrictions based on the terms of their outstanding preferred stock and applicable regulatory limitations.

Common Stock Issuances and Capital Contributions - Alliant Energy issued $3 million, $6 million and $1 million of additional common stock from the exercise of stock options under its equity incentive plans for employees in 2011, 2010 and 2009, respectively. Alliant Energy currently anticipates its only common stock issuances through 2012 will be to issue new shares under its equity incentive plans for employees. Refer to Note 6(b) of the "Notes to Consolidated Financial Statements" for discussion of Alliant Energy's common stock issuances in 2011 under its equity incentive plans for employees.

IPL's Preferred Stock Redemption - In 2011, IPL redeemed all 1,600,000 outstanding shares of its 7.10% Series C Cumulative Preferred Stock at par value for $40 million plus accrued and unpaid dividends up to the redemption date.

Short-term Debt - Alliant Energy and its subsidiaries maintain committed bank lines of credit to provide short-term borrowing flexibility and backstop liquidity for commercial paper outstanding. At Dec. 31, 2011, Alliant Energy's short-term borrowing arrangements included three revolving credit facilities totaling $1 billion ($300 million for Alliant Energy at the parent company level, $300 million for IPL and $400 million for WPL), which expire in December 2016. There are currently 12 lenders that participate in the three credit facilities, with aggregate respective commitments ranging from $25 million to $113 million. At Dec. 31, 2011, additional credit facility information was as follows (dollars in millions):

	Alliant Energy (Consolidated)	Parent Company	IPL	WPL
Commercial paper:				
Amount outstanding	$103	$70	$7	$26
Remaining maturity	3 days	3 days	3 days	3 days
Weighted average interest rates	0.3%	0.4%	0.4%	0.3%
Available credit facility capacity	$897	$230	$293	$374

During 2011, the Alliant Energy parent company, IPL and WPL issued commercial paper to meet short-term financing requirements and did not borrow directly under their respective credit facilities.

Alliant Energy's, IPL's and WPL's credit agreements each contain a covenant, which requires the entities to maintain certain debt-to-capital ratios in order to borrow under the credit facilities. The required debt-to-capital ratios compared to the actual debt-to-capital ratios at Dec. 31, 2011 were as follows:

	Alliant Energy	IPL	WPL
Requirement	Less than 65%	Less than 58%	Less than 58%
Status at Dec. 31, 2011	46%	46%	45%

The debt component of the capital ratios generally includes long- and short-term debt (excluding non-recourse debt and hybrid securities to the extent the total carrying value of such hybrid securities does not exceed 15% of consolidated capital of the applicable borrower), capital lease obligations, letters of credit, guarantees of the foregoing and new synthetic leases. Unfunded vested benefits under qualified pension plans are not included in the debt-to-capital ratios. The equity component of the capital ratios excludes accumulated other comprehensive income (loss).

The credit agreements contain provisions that generally prohibit placing liens on any of the property of Alliant Energy, IPL or WPL or their respective subsidiaries with certain exceptions. Exceptions include among others, liens to secure obligations of up to 5% of the consolidated assets of the applicable borrower (valued at carrying value), liens imposed by government entities, materialmens' and similar liens, judgment liens to secure non-recourse debt not to exceed $100 million outstanding at any one time, and purchase money liens.

The credit agreements contain provisions that require, during their term, any proceeds from asset sales, with certain exclusions, in excess of 20% of Alliant Energy's, IPL's and WPL's respective consolidated assets be used to reduce commitments under their respective facilities. Exclusions include, among others, certain sale and lease-back transactions and sales of non-regulated assets.

The credit agreements contain customary events of default. In addition, Alliant Energy's credit agreement contains a cross-default provision that would be triggered if Alliant Energy or any domestic, majority-owned subsidiary of Alliant Energy defaults on debt (other than non-recourse debt) totaling $50 million or more. A cross-default provision would be triggered under the IPL or WPL credit agreements if IPL or WPL, as applicable, or a majority-owned subsidiary accounting for 20% or more of IPL's or WPL's, as applicable, consolidated assets (valued at carrying value) defaults on debt totaling $50 million or more. A default by a minority-owned subsidiary and, in the case of the Alliant Energy credit agreement, a default by a foreign subsidiary, would not trigger a cross-default. A default by Alliant Energy, Corporate Services or Resources and its subsidiaries would not trigger a cross-default under either the IPL or WPL credit agreements, nor would a default by either of IPL or WPL constitute a cross-default event for the other. If an event of default under any of the credit agreements occurs and is continuing, then the lenders may declare any outstanding obligations under the credit agreements immediately due and payable. In addition, if any order for relief is entered under bankruptcy laws with respect to Alliant Energy, IPL or WPL, then any outstanding obligations under the respective credit agreements would be immediately due and payable. At Dec. 31, 2011, Alliant Energy, IPL and WPL did not have any direct borrowings outstanding under their credit agreements. In addition, IPL's sales of accounts receivable program agreement contains a cross-default provision that is triggered if IPL or Alliant Energy incurs an event of default on debt totaling $50 million or more. If an event of default under IPL's sales of accounts receivable program agreement occurs, then the counterparty could terminate such agreement. At Dec. 31, 2011, IPL sold in the aggregate $195 million of accounts receivable.

A material adverse change representation is not required for borrowings under the credit agreements.

At Dec. 31, 2011, Alliant Energy, IPL and WPL were in compliance with all covenants and other provisions of the credit agreements.

Refer to Note 9(a) of the "Notes to Consolidated Financial Statements" for additional information on short-term debt.

Long-term Debt - There were no significant issuances or retirements of long-term debt in 2011. In 2010, significant issuances of long-term debt were as follows (dollars in millions):

Company	Principal Amount	Type	Interest Rate	Due Date	Use of Proceeds
IPL	$200.0	Senior debentures	3.65%	Sep-2020	Redeem its $200 million 6.75% senior debentures due 2011
IPL	150.0	Senior debentures	3.3%	Jun-2015	Repay short-term debt, fund capital expenditures and for general working capital purposes
WPL	150.0	Debentures	4.6%	Jun-2020	Repay short-term debt, fund capital expenditures and for general working capital purposes

In 2010, significant retirements of long-term debt were as follows (dollars in millions):

Company	Principal Amount	Type	Interest Rate	Original Due Date
IPL	$200.0	Senior debentures	6.75%	Mar-2011
WPL	100.0	Debentures	7.625%	Mar-2010

Refer to Note 9(b) of the "Notes to Consolidated Financial Statements" for additional information on long-term debt.

Alliant Energy currently expects to issue up to $550 million of long-term debt in 2012. As a result of the enactment of the NDAA, Alliant Energy is currently re-evaluating its options for government incentive elections for IPL's Whispering Willow - East wind project and WPL's Bent Tree - Phase I wind project. The outcome of this re-evaluation along with other factors could impact the timing and amounts of these long-term issuances.

Creditworthiness -
Ratings Triggers - The long-term debt of Alliant Energy and its subsidiaries is not subject to any repayment requirements as a result of explicit credit rating downgrades or so-called "ratings triggers." However, Alliant Energy and its subsidiaries are parties to various agreements, including PPAs, commodity contracts and corporate guarantees that are dependent on maintaining investment-grade credit ratings. In the event of a downgrade below investment-grade level, Alliant Energy or its subsidiaries may need to provide credit support, such as letters of credit or cash collateral equal to the amount of the exposure, or may need to unwind the contract or pay the underlying obligation. In the event of a downgrade below

investment-grade level, management believes Alliant Energy, IPL and WPL have sufficient liquidity to cover counterparty credit support or collateral requirements under these various agreements. In addition, a downgrade in the credit ratings of Alliant Energy, IPL or WPL could also result in them paying higher interest rates in future financings, reduce their pool of potential lenders, increase their borrowing costs under existing credit facilities or limit their access to the commercial paper market. Alliant Energy is committed to taking the necessary steps required to maintain investment-grade credit ratings. Alliant Energy's current credit ratings and outlooks are as follows:

		Standard & Poor's Ratings Services	Moody's Investors Service
Alliant Energy:	Corporate/issuer	BBB+	Baa1
	Commercial paper	A-2	P-2
	Senior unsecured long-term debt	BBB	Baa1
	Outlook	Stable	Negative
IPL:	Corporate/issuer	BBB+	A3
	Commercial paper	A-2	P-2
	Senior unsecured long-term debt	BBB+	A3
	Preferred stock	BBB-	Baa2
	Outlook	Stable	Negative
WPL:	Corporate/issuer	A-	A2
	Commercial paper	A-2	P-1
	Senior unsecured long-term debt	A-	A2
	Preferred stock	BBB	Baa1
	Outlook	Stable	Negative
Resources	Corporate/issuer	BBB+	Not rated

Credit ratings are not recommendations to buy or sell securities and are subject to change, and each rating should be evaluated independently of any other rating. Alliant Energy assumes no obligation to update its credit ratings. Refer to Note 12 of the "Notes to Consolidated Financial Statements" for additional information on ratings triggers for commodity contracts accounted for as derivatives.

Off-Balance Sheet Arrangements -

Synthetic Leases - Alliant Energy utilizes off-balance sheet synthetic operating leases related to the financing of certain corporate headquarters and utility railcars. Synthetic leases provide favorable financing rates to Alliant Energy while allowing it to maintain operating control of its leased assets. Alliant Energy currently plans to exercise its option under the corporate headquarters lease and purchase the building at the expiration of the lease term in April 2012. Refer to Note 3(a) of the "Notes to Consolidated Financial Statements" for future minimum lease payments and residual value guarantees associated with these synthetic leases.

Special Purpose Entities - Effective April 1, 2010, IPL entered into an amended and restated Receivables Purchase and Sale Agreement (Agreement) whereby it may sell its customer accounts receivables, unbilled revenues and certain other accounts receivables to a third-party financial institution through wholly-owned and consolidated special purpose entities. In 2011 and 2010, IPL evaluated the third-party financial institution that purchases IPL's receivable assets under the Agreement and believes that the third-party financial institution is a variable interest entity. However, IPL does not have a variable interest in the third-party financial institution. Refer to "Cash Flows - Operating Activities - IPL's Sales of Accounts Receivable Program" and Note 4(a) of the "Notes to Consolidated Financial Statements" for further discussion of IPL's sales of accounts receivable program. Refer to Note 20 of the "Notes to Consolidated Financial Statements" for information regarding variable interest entities.

Guarantees, Surety Bonds and Indemnifications - Alliant Energy has guarantees, surety bonds and indemnifications outstanding at Dec. 31, 2011 related to its prior divestiture activities and RMT's performance obligations related to various wind and solar projects. Refer to Note 13(c) of the "Notes to Consolidated Financial Statements" for additional information.

Certain Financial Commitments -

Contractual Obligations - Alliant Energy's consolidated long-term contractual obligations as of Dec. 31, 2011 were as follows (in millions):

	2012	2013	2014	2015	2016	Thereafter	Total
Operating expense purchase obligations (Note 13(a)):							
Purchased power and fuel commitments (a)	$589	$451	$108	$41	$21	$17	$1,227
SO2 emission allowances	--	--	--	12	14	8	34
Other (b)	89	24	--	--	--	--	113
Long-term debt maturities (Note 9(b))	1	1	298	183	3	2,230	2,716
Interest - long-term debt obligations	153	153	152	138	134	1,787	2,517
Operating leases (Note 3(a))	110	28	8	5	3	20	174
Capital leases (Note 3(b))	1	1	1	--	--	1	4
	$943	$658	$567	$379	$175	$4,063	$6,785

(a) Purchased power and fuel commitments represent normal business contracts used to ensure adequate purchased power, coal and natural gas supplies and to minimize exposure to market price fluctuations.
(b) Other operating expense purchase obligations represent individual commitments incurred during the normal course of business that exceeded $1 million at Dec. 31, 2011.

At Dec. 31, 2011, Alliant Energy had $24 million of uncertain tax positions recorded as liabilities, which are not included in the above table. It is uncertain if, and when, such amounts may be settled with the respective taxing authorities. Related to these uncertain tax positions, Alliant Energy also recorded liabilities for potential interest of $0.4 million at Dec. 31, 2011, which are also not included in the above table.

Refer to Note 6(a) of the "Notes to Consolidated Financial Statements" for anticipated pension and other postretirement benefits funding amounts, which are not included in the above table. Refer to "Cash Flows - Investing Activities - Construction and Acquisition Expenditures" for additional information on Alliant Energy's construction and acquisition programs. In addition, at Dec. 31, 2011, there were various other long-term liabilities and deferred credits included on the Consolidated Balance Sheet that, due to the nature of the liabilities, the timing of payments cannot be estimated and are therefore excluded from the above table.

OTHER MATTERS

Market Risk Sensitive Instruments and Positions - Alliant Energy's primary market risk exposures are associated with commodity prices, investment prices and interest rates. Alliant Energy has risk management policies to monitor and assist in controlling these market risks and uses derivative instruments to manage some of the exposures. Refer to Notes 1(i) and 12 of the "Notes to Consolidated Financial Statements" for further discussion of Alliant Energy's derivative instruments.

Commodity Price - Alliant Energy is exposed to the impact of market fluctuations in the price and transportation costs of commodities it procures and markets. Alliant Energy employs established policies and procedures to mitigate its risks associated with these market fluctuations including the use of various commodity derivatives and contracts of various durations for the forward sale and purchase of these commodities. Alliant Energy's exposure to commodity price risks in its utility businesses is also significantly mitigated by current rate making structures in place for recovery of its electric production fuel and purchased energy expenses (fuel-related costs) as well as its cost of natural gas purchased for resale. IPL's electric and gas tariffs and WPL's wholesale electric and gas tariffs provide for subsequent monthly adjustments to their tariff rates for material changes in prudently incurred commodity costs. IPL's and WPL's rate mechanisms, combined with commodity derivatives, significantly reduce commodity risk associated with their electric and gas margins.

WPL's retail electric margins have the most exposure to the impact of changes in commodity prices for Alliant Energy due largely to the current retail recovery mechanism in place in Wisconsin for fuel-related costs, which became effective on Jan. 1, 2011. The cost recovery mechanism applicable for WPL's retail electric customers is based on forecasts of fuel-related costs expected to be incurred during forward-looking test year periods and fuel monitoring ranges determined by the PSCW during each retail electric rate proceeding or in a separate fuel cost plan approval proceeding. Under the new cost recovery mechanism, if WPL's actual fuel-related costs fall outside this fuel monitoring range during the test period, WPL is authorized to defer the incremental under-/over-collection of fuel-related costs from retail electric customers that are outside the approved ranges. Deferral of under-collection of fuel-related costs are reduced to the extent WPL's return on common equity during the fuel cost plan year exceeds the most recently authorized return on common equity. WPL's retail fuel-related costs incurred in 2011 were higher than forecasted retail fuel-related costs approved by the PSCW in December 2010 resulting in an under-collection of fuel-related costs for 2011 of approximately $4 million. The amount of under-collected fuel-related costs for 2011 did not fall outside of the fuel monitoring range and therefore did not qualify for deferral.

In December 2011, the PSCW approved annual forecasted fuel-related costs per MWh of $25.98 based on $357 million of variable fuel costs for WPL's 2012 test period. These 2012 fuel-related costs, excluding deferred CSAPR compliance costs, will be monitored using an annual bandwidth of plus or minus 2%. The December 2011 order also required WPL to defer direct CSAPR compliance costs that are not included in the fuel monitoring level and set a zero percent tolerance band for the CSAPR-related deferral. Subsequent to the PSCW order issued in December 2011, the D.C. Circuit Court stayed the implementation of CSAPR and CAIR remains effective. Alliant Energy is currently unable to predict the final outcome of the CSAPR stay and the impact on its financial condition or results of operations. Based on the cost recovery mechanism in Wisconsin and the annual forecasted fuel-related costs and fuel monitoring range approved by the PSCW in December 2011, Alliant Energy currently estimates the commodity risk exposure to its electric margins in 2012 is approximately $6 million. This amount excludes any potential additional risk if WPL's return on common equity during 2012 exceeds its most recently authorized return on common equity.

Refer to "Rate Matters" and Note 1(h) of the "Notes to Consolidated Financial Statements" for additional details of utility cost recovery mechanisms that significantly reduce commodity risk for Alliant Energy.

Investment Price - Alliant Energy is exposed to investment price risk as a result of its investments in debt and equity securities, largely related to securities held by its pension and other postretirement benefits plans. Refer to Note 6(a) of the "Notes to Consolidated Financial Statements" for details of the debt and equity securities held by its pension and other postretirement benefits plans. Refer to "Critical Accounting Policies and Estimates - Pensions and Other Postretirement Benefits" for the impact on Alliant Energy's retirement plan costs of changes in the rate of returns earned by its plan assets.

Interest Rate - Alliant Energy is exposed to risk resulting from changes in interest rates as a result of its issuance of variable-rate short-term borrowings. In addition, Alliant Energy is exposed to risk resulting from changes in interest rates as a result of cash proceeds outstanding under IPL's sales of accounts receivable program. Assuming the impact of a hypothetical 100 basis point increase in interest rates on variable-rate short-term borrowings and cash proceeds outstanding under IPL's sales of accounts receivable program at Dec. 31, 2011, Alliant Energy's annual pre-tax expense would increase by approximately $2.4 million.

Refer to Notes 4(a) and 9(a) of the "Notes to Consolidated Financial Statements" for additional information on cash proceeds outstanding under IPL's sales of accounts receivable program and variable-rate short-term borrowings, respectively. Refer to "Critical Accounting Policies and Estimates - Pensions and Other Postretirement Benefits" for the impacts of changes in discount rates on retirement plan obligations and costs.

Critical Accounting Policies and Estimates - The preparation of consolidated financial statements in conformity with GAAP requires that management apply accounting policies and make estimates that affect results of operations and the amounts of assets and liabilities reported in the financial statements. Based on historical experience and various other factors, Alliant Energy believes the following accounting policies and estimates are critical to its business and the understanding of its financial results as they require critical assumptions and judgments by management. The results of these assumptions and judgments form the basis for making estimates regarding the results of operations and the amounts of assets and liabilities that are not readily apparent from other sources. Actual financial results may differ materially from these estimates. Alliant Energy's management has discussed these critical accounting policies and estimates with the Audit Committee of its Board of Directors. Refer to Note 1 of the "Notes to Consolidated Financial Statements" for additional discussion of Alliant Energy's accounting policies and the estimates used in the preparation of the consolidated financial statements.

Contingencies - Alliant Energy makes assumptions and judgments each reporting period regarding the future outcome of contingent events and records loss contingency amounts for any contingent events that are both probable and reasonably estimated based upon current available information. The amounts recorded may differ from the actual income or expense that occurs when the uncertainty is resolved. The estimates that Alliant Energy makes in accounting for contingencies, and the gains and losses that it records upon the ultimate resolution of these uncertainties, could have a significant effect on the results of operations and the amount of assets and liabilities in its financial statements. Note 13 of the "Notes to Consolidated Financial Statements" provides discussion of contingencies assessed at Dec. 31, 2011 including various pending legal proceedings that may have a material impact on Alliant Energy's financial condition and results of operations.

Regulatory Assets and Regulatory Liabilities - Alliant Energy's utility subsidiaries (IPL and WPL) are regulated by various federal and state regulatory agencies. As a result, they are subject to accounting guidance for regulated operations, which recognizes that the actions of a regulator can provide reasonable assurance of the existence of an asset or liability. Regulatory assets or regulatory liabilities arise as a result of a difference between GAAP and the accounting principles imposed by the regulatory agencies. Regulatory assets represent incurred costs that have been deferred as they are probable of recovery in future customer rates. Regulatory liabilities represent obligations to make refunds to customers and amounts collected in rates for which the related costs have not yet been incurred. IPL and WPL recognize regulatory assets and regulatory liabilities in accordance with the rulings of their federal and state regulators and future regulatory rulings may impact the carrying value and accounting treatment of Alliant Energy's regulatory assets and regulatory liabilities.

Alliant Energy makes assumptions and judgments each reporting period regarding whether its regulatory assets are probable of future recovery and its regulatory liabilities are probable future obligations by considering factors such as regulatory environment changes, rate orders issued by the applicable regulatory agencies and historical decisions by applicable regulatory agencies regarding similar regulatory assets and regulatory liabilities. The judgments used by regulatory authorities have an impact on the recovery of costs, the rate of return on invested capital and the timing and amount of assets to be recovered by rates. A change in these judgments may result in a material impact on Alliant Energy's results of operations and the amount of assets and liabilities in its financial statements. Note 1(b) of the "Notes to Consolidated Financial Statements" provides details of the nature and amounts of Alliant Energy's regulatory assets and regulatory liabilities assessed at Dec. 31, 2011 as well as material changes to these regulatory assets and regulatory liabilities during 2011.

Long-Lived Assets - Alliant Energy completes periodic assessments regarding the recoverability of certain long-lived assets when factors indicate the carrying value of such assets may be impaired. These assessments require significant assumptions and judgments by management. The long-lived assets assessed for impairment generally include assets within its non-regulated operations, which are not yet generating cash flows, and assets within its regulated operations, which may not be fully recovered from IPL's and WPL's customers as a result of regulatory decisions in the future.

Non-regulated Operations - Factors considered in determining if an impairment review is necessary for long-lived assets within non-regulated operations include a significant underperformance of the assets relative to historical or projected future operating results, a significant change in the use of the acquired assets or business strategy related to such assets, and significant negative industry, regulatory or economic trends. When an impairment review is deemed necessary, a comparison is made between the expected undiscounted future cash flows and the carrying amount of the asset. If the carrying amount of the asset exceeds the expected undiscounted future cash flows, an impairment loss is recognized equal to the amount the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by the use of quoted market prices, appraisals, or the use of valuation techniques such as expected discounted future cash flows. Alliant Energy's long-lived assets within its non-regulated operations assessed in 2011 included the Franklin County wind project and wind sites currently expected to be used to develop future wind projects.

Franklin County Wind Project - In 2011, Alliant Energy decided to utilize the remaining 100 MW of wind turbine generator sets and related equipment from a master supply agreement with Vestas at Resources to build a non-regulated 100 MW wind project in Iowa, referred to as the Franklin County wind project. Alliant Energy performed an evaluation of the recoverability of the carrying value of the Franklin County wind project given reductions in forward electricity prices in 2011 and concluded the undiscounted cash flows expected from the Franklin County wind project during its estimated useful life exceeded its carrying value as of Dec. 31, 2011, resulting in no impairment. Changes in the estimated cash flows could result in the undiscounted cash flows being less than the carrying amount and a future material impairment could be required. Primary factors that could have an effect on the future expected cash flows for the project include the price of electricity generated from the project during its useful life, the amount of government incentives available for the project, costs to construct the project, the volume of electricity generated and the expected life of the project. An impairment of the Franklin County wind project could be triggered in the future if long-term electricity prices stay at current depressed levels or decline even further, if Resources is not able to complete the wind project in time to qualify for government incentives, if costs to construct the project significantly exceed current estimates or if the expected output or life of the project is significantly reduced. As of Dec. 31, 2011, the capitalized expenditures for the project were $153 million, excluding any capitalized interest costs. The Franklin County wind project is currently expected to cost up to $235 million, excluding any capitalized interest costs, to complete.

Undeveloped Wind Sites - As of Dec. 31, 2011, Alliant Energy has undeveloped wind sites with capitalized costs of $26 million related to IPL's 200 MW of wind site capacity in Franklin County, Iowa ($13 million) and WPL's 200 MW of wind site capacity in Freeborn County, Minnesota ($13 million). Alliant Energy assessed the recoverability of these undeveloped wind sites given further reductions in forward fossil fuel prices in 2011 and concluded no impairments were required as of Dec. 31, 2011. Changes in the estimated cash flows from these remaining undeveloped wind sites could result in the undiscounted future cash flows from the wind sites being less than the carrying amount of the wind sites and a future material impairment could be required. The future expected cash flows from the undeveloped wind sites are dependent on the future demand of wind energy in the region where the wind sites are located. The future demand of wind energy in the region where the wind sites are located is dependent on various factors including future government incentives for wind projects, energy policy and legislation including federal and state renewable energy standards and regulation of carbon emissions, electricity and fossil fuel prices, transmission constraints in the region where the wind sites are located and further technological advancements for wind generation. Alliant Energy currently believes, based on a combination of the various factors, further wind development in the region where the wind sites are located will occur. Alliant Energy could realize an impairment related to these wind sites if one or more of these factors are no longer expected to occur, or actions by regulatory agencies with jurisdiction over IPL or WPL indicate the costs of the undeveloped wind sites would not be approved to be recovered from customers.

Regulated Operations - Long-lived assets within regulated operations are reviewed for possible impairment whenever events or changes in circumstances indicate all or a portion of the carrying value of the assets may be disallowed for rate-making purposes. If IPL or WPL are disallowed recovery of any portion of the carrying value of their regulated property, plant and equipment, an impairment charge is recognized equal to the amount of the carrying value that was disallowed. If IPL or WPL are disallowed a full or partial return on the carrying value of their regulated property, plant and equipment, an impairment charge is recognized equal to the difference between the carrying amount of the asset and the present value of the future revenues expected from their regulated property, plant and equipment. Alliant Energy's long-lived assets that may not be fully recovered from customers that were assessed in 2011 included the Whispering Willow - East wind project and generating units subject to early retirement.

Whispering Willow - East Wind Project - Refer to Note 1(e) of the "Notes to Consolidated Financial Statements" for discussion of an $8 million impairment of the Minnesota retail portion of IPL's Whispering Willow - East wind project costs during 2011 based on the MPUC's August 2011 order.

Generating Units Subject to Early Retirement - Due to current and proposed environmental regulations including, among others, the Utility MACT Rule issued by the EPA in December 2011 and CSAPR issued by the EPA in July 2011, Alliant Energy is evaluating future plans for its electric generation fleet. One of the outcomes of the evaluation could be the early retirement of certain older and less-efficient EGUs. When it becomes probable that an EGU will be retired before the end of its useful life, Alliant Energy must assess whether it is probable that less than full recovery will be provided by its regulators on the remaining carrying value of the EGU. If it is probable that regulators will not allow full recovery of and a return on the remaining carrying amount of the asset, an impairment charge is recorded for the portion of the remaining carrying value that is disallowed recovery. Alliant Energy completed an evaluation of its EGUs that are being assessed for early retirement in 2011 and concluded no impairment charges were required as of Dec. 31, 2011. Changes in the probability of regulators allowing full recovery of and return on the remaining carrying amount of these EGUs could result in future material impairments.

Unbilled Revenues - Unbilled revenues are primarily associated with Alliant Energy's utility operations. Energy sales to individual customers are based on the reading of customers' meters, which occurs on a systematic basis throughout the month. Amounts of energy delivered to customers since the date of the last meter reading are estimated at the end of each reporting period and the corresponding estimated unbilled revenue is recorded. The unbilled revenue estimate is based on daily system demand volumes, estimated customer usage by class, weather impacts, line losses and the most recent customer rates. Such process involves the use of various judgments and assumptions and significant changes in these judgments and assumptions could have a material impact on Alliant Energy's results of operations.

As of Dec. 31, 2011, unbilled revenues associated with Alliant Energy's utility operations were $140 million ($65 million at IPL and $75 million at WPL). Note 4(a) of the "Notes to Consolidated Financial Statements" provides discussion of IPL's unbilled revenues as of Dec. 31, 2011 sold to a third-party financial institution under an amended and restated Receivables Purchase and Sale Agreement that became effective in 2010.

Pensions and Other Postretirement Benefits - Alliant Energy sponsors various defined benefit pension and other postretirement benefits plans that provide benefits to a significant portion of its employees. Alliant Energy makes assumptions and judgments periodically to estimate the obligations and costs related to its retirement plans. There are many judgments and assumptions involved in determining an entity's pension and other postretirement liabilities and costs each period including employee demographics (including age, life expectancies and compensation levels), discount rates, assumed rate of returns and funding. Changes made to the plan provisions may also impact current and future benefits costs. Judgments and assumptions are supported by historical data and reasonable projections and are reviewed at least annually. As of Dec. 31, 2011 (the most recent measurement date), future assumptions for Alliant Energy included the following:

	Defined Benefit Pension Plans	Other Post retirement Benefits Plans
Discount rate to calculate benefit obligations (a)	4.86%	4.6%
Future annual expected rate of return on plan assets (b)	7.9%	7%

(a) In selecting an assumed discount rate, management reviews various corporate Aa bonds in an investment portfolio, which provides for the plans' projected benefit payments over their remaining expected period.
(b) Future annual expected rates of return on plan assets are based on projected long-term equity and bond returns, maturities and asset allocations.

The following table shows the impacts of changing certain key actuarial assumptions discussed above (in millions):

	Defined Benefit Pension Plans		Other Postretirement Benefits Plans	
Change in Actuarial Assumption	Impact on Projected Benefit Obligation at Dec. 31, 2011	Impact on 2012 Net Periodic Benefit Costs	Impact on Projected Benefit Obligation at Dec. 31, 2011	Impact on 2012 Net Periodic Benefit Costs
1% change in discount rate	$132	$8	$21	$2
1% change in expected rate of return	--	9	--	1
1% change in medical trend rates	--	--	3	1

Note 6(a) of the "Notes to Consolidated Financial Statements" provides additional details of pension and other postretirement benefits plans. Note 13(c) of the "Notes to Consolidated Financial Statements" provides recent developments of a class action lawsuit filed against the Cash Balance Plan in 2008 and details of an amendment to the Cash Balance Plan in 2011 to comply with a settlement agreement reached with the IRS, which resulted in a favorable determination letter for the Plan.

Income Taxes - Alliant Energy is subject to income taxes in various jurisdictions. Alliant Energy makes assumptions and judgments each reporting period to estimate its income tax assets, liabilities, benefits and expenses. Judgments and assumptions are supported by historical data and reasonable projections. Significant changes in these judgments and assumptions could have a material impact on Alliant Energy's financial condition and results of operations. Alliant Energy's critical assumptions and judgments for 2011 include projections of its future taxable income used to determine its ability to utilize net operating loss and credit carryforwards prior to their expiration, state apportionment projections and the interpretation of tax laws regarding uncertain tax positions.

Federal Net Operating Loss Carryforward Utilization - Alliant Energy's federal tax returns for calendar years 2009 and 2010 have included net operating losses primarily due to bonus depreciation deductions allowed in its 2009 tax return, and a change in tax method of accounting for mixed service costs and bonus depreciation deductions allowed in its 2010 tax return. Alliant Energy also currently anticipates a federal net operating loss on its federal tax returns for calendar years 2011 and 2012 primarily due to additional bonus depreciation deductions eligible under new tax legislation enacted in 2010 and contributions made to Alliant Energy's qualified defined benefit pension plans in 2011. Federal net operating losses for each calendar year can be utilized to offset federal taxable income in other years by generally carrying the losses back two years or forward 20 years. Alliant Energy carried back a portion of the net operating losses generated in 2009 and currently plans to utilize the remaining portion of its federal net operating loss carryforward of approximately $1.0 billion at Dec. 31, 2011 to offset federal taxable income in the future. Based on current projections of Alliant Energy's future federal taxable income, Alliant Energy currently plans to utilize its current federal net operating loss carryforwards prior to their expiration, therefore no valuation allowances have been recorded for deferred tax assets associated with its federal net operating loss carryforwards as of Dec. 31, 2011. Changes in assumptions regarding Alliant Energy's future federal taxable income could require valuation allowances in the future resulting in a material impact on its financial condition and results of operations.

Federal Tax Credit Carryforward Utilization - Alliant Energy generates federal tax credits each year primarily based on the amount of electricity generated by wind projects at IPL and WPL and the amount of its research and development activities. In addition, in prior years, Alliant Energy generated significant non-conventional source fuel credits. Federal tax credits reduce Alliant Energy's federal income tax obligations in calendar years that Alliant Energy generates sufficient federal taxable income to utilize the tax credits. If Alliant Energy does not generate sufficient federal taxable income to utilize the federal tax credits generated for that year, the federal tax credits can be carried back and carried forward to be utilized to reduce federal income tax in prior or subsequent years. The federal tax credits have different expiration periods with the most stringent limiting the carryforward period to 20 years. Alliant Energy currently plans to utilize the remaining portion of its federal tax credit carryforward of approximately $109 million at Dec. 31, 2011 to offset federal tax obligations in the future. Based on current projections of Alliant Energy's future federal taxable income, Alliant Energy currently plans to utilize all current federal tax credit carryforwards prior to their expiration, therefore no valuation allowances have been recorded for deferred tax assets associated with its federal tax credit carryforwards as of Dec. 31, 2011. Changes in assumptions regarding Alliant Energy's future federal taxable income could require valuation allowances in the future resulting in a material impact on its financial condition and results of operations.

State Net Operating Loss Carryforward Utilization - Alliant Energy generated significant state net operating losses over the past 20 years that are currently being carried forward. At Dec. 31, 2011, Alliant Energy's state net operating loss carryforwards are estimated at $0.8 billion. At Dec. 31, 2011, Alliant Energy's state net operating losses being carried forward had expiration dates ranging from 2014 through 2031 with 99% expiring after 2020. Based on current projections of its future state taxable income, Alliant Energy plans to utilize a significant majority of its current state net operating loss carryforwards prior to their expiration. Note 5 of the "Notes to Consolidated Financial Statements" provides further discussion of carryforwards including $19 million of income tax benefits recognized by Alliant Energy in 2011 from the reversal of a portion of the valuation allowances for state net operating loss carryforwards recorded as of Dec. 31, 2010 due to Wisconsin tax legislation enacted in 2011. Changes in assumptions regarding Alliant Energy's future state taxable income could require valuation allowances in the future resulting in a material impact on its financial condition and results of operations.

State Apportionment - Alliant Energy utilizes state apportionment projections to record its deferred tax assets and liabilities each reporting period. Deferred tax assets and liabilities for temporary differences between the tax basis of assets and liabilities and the amounts reported in the consolidated financial statements are recorded utilizing currently enacted tax rates and estimates of future state apportionment rates expected to be in effect at the time the temporary differences reverse. These state apportionment projections are most significantly impacted by the estimated amount of revenues expected in the future from each state jurisdiction for Alliant Energy's consolidated tax group, including both its regulated operations and its non-regulated operations. A significant change in the forecasted amount of revenues from each state jurisdiction for Alliant Energy's consolidated tax group could have a material impact on Alliant Energy's deferred tax assets and liabilities. Alliant Energy may record approximately $15 million of income tax expense in 2012 due to changes in state apportionment projections caused by the planned sale of the RMT business. A significant majority of any additional income tax expense recognized from changes in state apportionment projections will be recorded at IPL and WPL due to their large deferred tax liability positions at Dec. 31, 2011.

Refer to Notes 1(c) and 5 of the "Notes to Consolidated Financial Statements" for further discussion of regulatory accounting for taxes and details of uncertain tax positions, respectively.

Other Future Considerations - In addition to items discussed earlier in MDA and the "Notes to Consolidated Financial Statements," the following items could impact Alliant Energy's future financial condition or results of operations:

IPL's Tax Benefit Rider - In 2010, the IUB authorized IPL to create a regulatory liability account and credit such account for any potential tax benefits resulting from changes in tax accounting methodologies and tax elections available under the Internal Revenue Code. As of Dec. 31, 2011, Alliant Energy has recognized $411 million of regulatory liabilities from the aggregate amount of such tax benefits estimated to-date, of which $61 million was utilized to credit IPL's retail electric customer bills in Iowa in 2011 and $81 million is expected to be utilized to credit IPL's retail electric customer bills in Iowa in 2012. The remaining amounts of regulatory liabilities to be returned to customers under the tax benefit rider will be determined by the IUB in the future and is dependent on the amount of tax benefits sustained under IRS audit and therefore is subject to change. Alliant Energy has also recognized $411 million of regulatory assets to-date to reflect the benefit IPL expects to receive from its Iowa retail customers in the future through increased rates as the significant temporary differences associated with these tax benefits reverse into current income tax expense in the future.

The potential tax benefits addressed by the tax benefit rider relate to the tax treatment of the allocation of flood insurance proceeds isolated to 2008 and repair expenditures and mixed service costs that are expected to continue in the future. The IUB authorized IPL to continue to credit such regulatory liability account with the tax benefits from repairs expenditures and mixed service costs until such time as the IRS finalizes the audit for such tax benefits. Once the IRS finalizes the audit of the deductions for repairs expenditures and mixed service costs, any future tax benefits resulting from such deductions at IPL, along with IPL's reversal of previously recorded regulatory assets related to such tax benefits, will be recorded to Alliant Energy's income tax expense rather than recorded to its regulatory liabilities. Depending on when the IRS finalizes the audit of the deductions for repairs expenditures and mixed service costs and the amount of such deductions in future periods compared to the amount of temporary differences from historical tax benefits that are reversing into income tax expense in future periods, Alliant Energy could incur material changes to income tax expense in the future beginning as early as 2012. Refer to Note 1(b) of the "Notes to Consolidated Financial Statements" for further discussion of the tax benefit rider.

Electric Transmission Service Charges -
Rates Charged by ITC - IPL currently receives substantially all its transmission services from ITC. The annual transmission service rates that ITC charges its customers are calculated each calendar year using a FERC-approved cost of service formula rate template referred to as Attachment "O." The Attachment "O" rate is based on ITC's projected net revenue requirement for the upcoming calendar year (i.e. the year the rates will be billed) as well as a true-up adjustment for any over- or under-recovered amounts from the previous calendar year (i.e. two years prior to the year the rates will be billed). Because Attachment "O" is a FERC-approved formula rate, ITC can implement new rates each calendar year without filing a request with FERC. However, new rates are subject to challenge by FERC if the rates proposed by ITC are determined by FERC to be unjust or unreasonable or another mechanism is determined by FERC to be just and reasonable.

In September 2011, ITC filed with MISO the Attachment "O" rate it proposes to charge its customers in 2012 for electric transmission services. The proposed rate was based on ITC's net revenue requirement for 2012 as well as a true-up adjustment credit of approximately $4 million related to amounts that ITC over-recovered from its customers in 2010. The 2012 Attachment "O" rate filed with MISO is approximately the same as the rate ITC charged its customers in 2011, which included the impact of a $23 million true-up adjustment related to amounts that ITC under-recovered from its customers in 2009. In January 2011, the IUB issued an order authorizing IPL to use $20 million of the regulatory liability related to its electric transmission assets sale to offset the Iowa retail portion of the 2009 under-recovered costs expected to be billed to IPL by ITC in 2011. Excluding the impacts of the under-recovered costs from 2009 that were offset with regulatory liabilities in 2011, Alliant Energy currently estimates the electric transmission service costs expected to be billed in 2012 will be approximately $20 million to $25 million higher than the comparable costs billed in 2011. Alliant Energy expects IPL to recover a significant portion of these higher transmission service costs in 2012 with the automatic transmission cost recovery rider approved by the IUB and implemented in February 2011. Refer to "Rate Matters" for additional details of the transmission cost recovery rider.

FERC Audit of ITC - FERC audit staff conducted an audit of ITC's compliance with certain of the FERC's regulations and conditions established in FERC's approval of ITC's acquisition of IPL's electric transmission assets. In September 2011, FERC audit staff issued an audit report that identified certain findings and recommendations related to specific aspects of the accounting treatment for the acquisition which, if approved by FERC, have the potential to result in adjustments to ITC's annual revenue requirement calculations and corresponding refunds to IPL. In October 2011, ITC filed a request challenging the FERC audit staff's findings related to the accounting treatment for the acquisition. Alliant Energy is currently unable to determine the ultimate impact that this matter may have on its financial condition and results of operations, but believes the outcome could be material to its future electric transmission service expense billed by ITC.

MISO Transmission Cost Allocation - In July 2010, MISO filed a proposed revised tariff with FERC for a new category of transmission projects called Multi-Value Projects (MVPs). MVPs include new large scale transmission projects that enable the reliable and economic delivery of energy in support of documented energy policy mandates or provide economic value across multiple pricing zones within MISO. The MVP category is intended to facilitate the integration of large amounts of location-constrained resources including renewable resources, support MISO member and customer compliance with evolving state and federal energy policy requirements, enable MISO to address multiple reliability needs and provide economic opportunities through regional transmission development. The proposed revised tariff would allow certain costs of MVPs to be socialized across the entire MISO footprint based on energy usage by the MISO participants to ensure that areas within the MISO footprint that have large amounts of generation and a small share of load are not allocated a disproportionate amount of the costs for MVPs. In December 2010, FERC conditionally approved MISO's proposal for the MVP transmission cost allocation. In July 2011, MISO submitted a compliance filing, which FERC conditionally approved in October 2011, and also requested that MISO submit additional compliance filings. Alliant Energy is currently unable to determine the ultimate impact that the revised tariff may have on its financial condition and results of operations, but believes the outcome could be material to its future electric transmission service expense.

Government Incentives for Wind Projects - Alliant Energy's generation plan has included building wind projects to produce electricity to meet customer demand and renewable portfolio standards. In addition to producing electricity, these wind projects may also generate material incentives depending on when they are placed in service. The ARRA enacted in 2009 provided incentives to owners of wind projects placed into service between Jan. 1, 2009 and Dec. 31, 2012. The incentive options available to qualified wind projects under the ARRA include production tax credits for a 10-year period based on the electricity output generated by the wind project, an investment tax credit equal to 30% of the qualified cost basis of the wind project, or a government grant equal to 30% of the qualified cost basis of wind projects that began construction in 2009 and 2010. In 2010, the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010 modified the requirements for the government grant incentive. The government grant incentive is now available for qualified wind projects that began construction in 2009, 2010 and 2011 and are placed into service by Dec. 31, 2012.

Alliant Energy's generation plan has four wind projects that currently qualify, or may qualify, for one of the government incentives. The four wind projects are WPL's Cedar Ridge wind project (68 MW capacity) that began generating electricity in late 2008, IPL's Whispering Willow - East wind project (200 MW capacity) that began generating electricity in late 2009, WPL's Bent Tree - Phase I wind project (200 MW capacity) that began generating electricity in late 2010, and Resources' Franklin County wind project (100 MW capacity) that is currently under construction. Based on an evaluation of the most beneficial alternative for customers, Alliant Energy chose to recognize production tax credits for the three eligible wind projects that are already generating electricity.

In December 2011, the NDAA was enacted. As a result, utilities are no longer subject to a tax normalization violation if they provide the benefits of the government grant incentive to their customers over a shorter time period than the regulatory life of the project assets. This provision of the NDAA can be applied retroactively to renewable energy projects placed into service since 2009. As a result of the enactment of NDAA, Alliant Energy is currently re-evaluating its options for government incentive elections for IPL's Whispering Willow - East wind project and WPL's Bent Tree - Phase I wind project. Alliant Energy currently anticipates applying for the government grant incentive for Resources' Franklin County wind project, which is expected to be placed into service by the end of 2012. Refer to "Legislative Matters" for further discussion of the NDAA.

Production Tax Credits - As stated above, Alliant Energy is currently re-evaluating its options for the governmental incentive elections as a result of the NDAA. If Alliant Energy decides not to pursue a retroactive election of the government grant incentive, it will continue to earn production tax credits for its wind projects already generating electricity. The amount of production tax credits earned is dependent on the level of electricity output generated by each wind project, which is impacted by a variety of operating and economic parameters including transmission availability. Any incentives for IPL's and WPL's wind projects are expected to be utilized in determining customers' rates. Production tax credits earned in 2009, 2010 and 2011, along with estimates of production tax credits currently expected to be earned in 2012, for these wind projects are as follows (in millions):

	2009	2010	2011	2012
Whispering Willow - East (IPL)	$1	$8	$12	$12 - $13
Cedar Ridge (WPL)	4	3	5	3 - 4
Bent Tree - Phase I (WPL)	--	1	9	11 - 12
	$5	$12	$26	$26 - $29

ATC - In April 2011, Duke Energy Corporation and ATC announced the creation of Duke-American Transmission Co. (DATC), a joint venture that is expected to build, own and operate new electric transmission infrastructure in North America. In September 2011, DATC announced its first set of transmission projects, which include seven new transmission lines in five Midwestern states to be constructed over the next 10 years for an aggregate cost of approximately $4 billion. These transmission projects are subject to approval by various regulatory agencies. WPL currently owns a 16% ownership interest in ATC. WPL's investment in ATC generated equity income of $38 million and cash distributions of $31 million in 2011 for Alliant Energy. Alliant Energy is currently unable to determine what impacts the joint venture and transmission line projects noted above will have on its future equity income, distributions from ATC, capital contributions to ATC, or ownership in ATC.

Incentive Compensation Plans - Alliant Energy's total compensation package includes an incentive compensation program, which provides substantially all of Alliant Energy's non-bargaining employees an opportunity to receive annual short-term incentive cash payments based on the achievement of specific annual operational and financial performance measures. The operational performance measures for 2012 relate to diversity, safety, customer satisfaction, service reliability and the availability of certain generating facilities. The financial performance measures for 2012 relate to utility earnings per share from continuing operations and cash flows from operations generated by IPL, WPL and Corporate Services, as adjusted pursuant to the terms of the Alliant Energy 2010 Omnibus Incentive Plan. In addition, the total compensation program for certain key employees includes long-term incentive awards issued under an equity incentive plan. Refer to "Results of Operations - Utility Other Operation and Maintenance Expenses" for discussion of higher incentive-related compensation expenses in 2010 and Note 6(b) of the "Notes to Consolidated Financial Statements" for details of long-term incentive awards. Alliant Energy is currently unable to determine what impacts these incentive compensation plans will have on its future financial condition or results of operations.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alliant Energy Corporation and subsidiaries (Alliant Energy) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Alliant Energy's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of the inherent limitations of internal control over financial reporting, misstatements may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Alliant Energy's management assessed the effectiveness of Alliant Energy's internal control over financial reporting as of December 31, 2011 using the criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, Alliant Energy's management concluded that, as of December 31, 2011, Alliant Energy's internal control over financial reporting was effective.

Deloitte & Touche LLP, Alliant Energy's independent registered public accounting firm, has audited Alliant Energy's internal control over financial reporting. That report is set forth immediately prior to the report of Deloitte & Touche LLP on the financial statements included herein.

William D. Harvey
Chairman and Chief Executive Officer

Thomas L. Hanson
Vice President and Chief Financial Officer

Robert J. Durian
Controller and Chief Accounting Officer

February 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of Alliant Energy Corporation
Madison, Wisconsin

We have audited the internal control over financial reporting of Alliant Energy Corporation and subsidiaries (the "Company") as of December 31, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control —Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 27, 2012, expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareowners of Alliant Energy Corporation
Madison, Wisconsin

We have audited the accompanying consolidated balance sheets of Alliant Energy Corporation and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, common equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control —Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 27, 2012

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31, 2011	2010	2009
	(dollars in millions, except per share amounts)		
Operating revenues:			
Utility:			
Electric	**$2,635.8**	$2,674.2	$2,475.9
Gas	**476.7**	480.6	525.3
Other	**62.0**	64.6	92.9
Non-regulated	**490.8**	196.7	333.2
Total operating revenues	**3,665.3**	3,416.1	3,427.3
Operating expenses:			
Utility:			
Electric production fuel and energy purchases	**764.5**	819.2	891.4
Purchased electric capacity	**257.2**	279.7	281.1
Electric transmission service	**323.8**	279.5	225.4
Cost of gas sold	**295.2**	304.0	347.9
Other operation and maintenance	**630.2**	617.2	599.7
Non-regulated operation and maintenance	**490.9**	169.5	311.9
Depreciation and amortization	**323.8**	291.3	273.6
Taxes other than income taxes	**101.3**	99.6	100.1
Total operating expenses	**3,186.9**	2,860.0	3,031.1
Operating income	**478.4**	556.1	396.2
Interest expense and other:			
Interest expense	**158.3**	163.0	154.9
Loss on early extinguishment of debt	**-**	-	203.0
Equity income from unconsolidated investments, net	**(39.3)**	(38.1)	(36.6)
Allowance for funds used during construction	**(12.0)**	(18.0)	(39.7)
Interest income and other	**(4.3)**	(4.0)	(4.9)
Total interest expense and other	**102.7**	102.9	276.7
Income from continuing operations before income taxes	**375.7**	453.2	119.5
Income tax expense (benefit)	**55.1**	145.2	(9.3)
Income from continuing operations, net of tax	**320.6**	308.0	128.8
Income (loss) from discontinued operations, net of tax	**1.3**	(1.7)	0.9
Net income	**321.9**	306.3	129.7
Preferred dividend requirements of subsidiaries	**18.3**	18.7	18.7
Net income attributable to Alliant Energy common shareowners	**$303.6**	$287.6	$111.0
Weighted average number of common shares outstanding (basic) (000s)	**110,626**	110,442	110,268
Earnings per weighted average common share attributable to Alliant Energy common shareowners (basic):			
Income from continuing operations, net of tax	**$2.73**	$2.62	$1.00
Income (loss) from discontinued operations, net of tax	**0.01**	(0.02)	0.01
Net income	**$2.74**	$2.60	$1.01
Weighted average number of common shares outstanding (diluted) (000s)	**110,678**	110,521	110,352
Earnings per weighted average common share attributable to Alliant Energy common shareowners (diluted):			
Income from continuing operations, net of tax	**$2.73**	$2.62	$1.00
Income (loss) from discontinued operations, net of tax	**0.01**	(0.02)	0.01
Net income	**$2.74**	$2.60	$1.01
Amounts attributable to Alliant Energy common shareowners:			
Income from continuing operations, net of tax	**$302.3**	$289.3	$110.1
Income (loss) from discontinued operations, net of tax	**1.3**	(1.7)	0.9
Net income attributable to Alliant Energy common shareowners	**$303.6**	$287.6	$111.0
Dividends declared per common share	**$1.70**	$1.58	$1.50

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2011	2010
	(in millions)	
Property, plant and equipment:		
Utility:		
Electric plant in service	**$8,165.4**	$7,676.8
Gas plant in service	**852.9**	830.1
Other plant in service	**510.1**	499.2
Accumulated depreciation (accum. depr.)	**(3,206.0)**	(2,982.2)
Net plant	**6,322.4**	6,023.9
Construction work in progress:		
Edgewater Generating Station Unit 5 emission controls (Wisconsin Power and Light Company)	**77.7**	17.2
Bent Tree - Phase I wind project (Wisconsin Power and Light Company)	**-**	154.5
Other	**179.5**	138.3
Other, less accum. depr. of $5.3 and $6.4	**34.9**	126.0
Total utility	**6,614.5**	6,459.9
Non-regulated and other:		
Non-regulated Generation, less accum. depr. of $26.4 and $22.4	**270.6**	119.0
Alliant Energy Corporate Services, Inc. and other, less accum. depr. of $185.8 and $173.6	**152.0**	151.7
Total non-regulated and other	**422.6**	270.7
Total property, plant and equipment	**7,037.1**	6,730.6
Current assets:		
Cash and cash equivalents	**11.4**	159.3
Accounts receivable:		
Customer, less allowance for doubtful accounts	**188.8**	120.5
Unbilled utility revenues	**75.1**	82.3
Other, less allowance for doubtful accounts	**116.0**	213.1
Production fuel, at weighted average cost	**101.9**	122.8
Materials and supplies, at weighted average cost	**58.5**	61.6
Gas stored underground, at weighted average cost	**57.7**	48.6
Regulatory assets	**103.6**	109.0
Prepayments and other	**153.5**	175.5
Total current assets	**866.5**	1,092.7
Investments:		
Investment in American Transmission Company LLC	**238.8**	227.9
Other	**62.0**	61.3
Total investments	**300.8**	289.2
Other assets:		
Regulatory assets	**1,391.4**	1,032.7
Deferred charges and other	**92.1**	137.7
Total other assets	**1,483.5**	1,170.4
Total assets	**$9,687.9**	$9,282.9

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Continued)

CAPITALIZATION AND LIABILITIES	December 31, 2011	2010
	(in millions, except per share and share amounts)	
Capitalization:		
Alliant Energy Corporation common equity:		
Common stock - $0.01 par value - 240,000,000 shares authorized; 111,018,821 and 110,893,901 shares outstanding	**$1.1**	$1.1
Additional paid-in capital	**1,510.8**	1,506.8
Retained earnings	**1,510.2**	1,394.7
Accumulated other comprehensive loss	**(0.8)**	(1.4)
Shares in deferred compensation trust - 262,735 and 246,301 shares at a weighted average cost of $31.68 and $30.75 per share	**(8.3)**	(7.6)
Total Alliant Energy Corporation common equity	**3,013.0**	2,893.6
Cumulative preferred stock of Interstate Power and Light Company	**145.1**	183.8
Noncontrolling interest	**1.8**	2.0
Total equity	**3,159.9**	3,079.4
Cumulative preferred stock of Wisconsin Power and Light Company	**60.0**	60.0
Long-term debt, net (excluding current portion)	**2,703.1**	2,703.4
Total capitalization	**5,923.0**	5,842.8
Current liabilities:		
Current maturities of long-term debt	**1.4**	1.3
Commercial paper	**102.8**	47.4
Accounts payable	**308.2**	336.3
Regulatory liabilities	**164.7**	173.7
Accrued taxes	**47.9**	45.3
Accrued interest	**46.6**	46.7
Derivative liabilities	**55.9**	55.3
Other	**127.5**	160.7
Total current liabilities	**855.0**	866.7
Other long-term liabilities and deferred credits:		
Deferred income taxes	**1,592.2**	1,434.3
Regulatory liabilities	**745.4**	626.4
Pension and other benefit obligations	**312.7**	303.8
Other	**259.6**	208.9
Total long-term liabilities and deferred credits	**2,909.9**	2,573.4
Commitments and contingencies (Note 13)		
Total capitalization and liabilities	**$9,687.9**	$9,282.9

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Cash flows from operating activities:			
Net income	**$321.9**	$306.3	$129.7
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	**323.8**	292.3	275.6
Other amortizations	**56.3**	51.8	42.1
Deferred tax expense and investment tax credits	**10.2**	216.6	94.3
Loss on early extinguishment of debt	**-**	-	203.0
Equity income from unconsolidated investments, net	**(39.3)**	(38.1)	(36.6)
Distributions from equity method investments	**32.3**	32.2	29.9
Equity component of allowance for funds used during construction	**(7.6)**	(11.2)	(28.2)
Non-cash valuation and regulated-related charges	**25.5**	38.0	20.4
Other	**(5.2)**	(4.7)	(5.7)
Other changes in assets and liabilities:			
Accounts receivable	**(54.3)**	16.3	73.5
Sales of accounts receivable	**75.0**	65.0	(25.0)
Income tax refunds receivable	**0.3**	130.4	(102.3)
Production fuel	**22.5**	17.4	(28.5)
Regulatory assets	**(413.1)**	(20.8)	(163.9)
Regulatory liabilities	**168.3**	8.4	136.7
Accrued taxes	**2.0**	(32.4)	25.8
Derivative liabilities	**10.7**	(52.0)	16.3
Deferred income taxes	**148.5**	28.9	118.9
Non-current taxes payable	**(5.1)**	(66.6)	60.7
Pension and other benefit obligations	**8.9**	(20.1)	(190.0)
Other	**21.1**	27.2	10.4
Net cash flows from operating activities	**702.7**	984.9	657.1
Cash flows used for investing activities:			
Construction and acquisition expenditures:			
Utility business	**(608.1)**	(833.3)	(1,149.6)
Alliant Energy Corporate Services, Inc. and non-regulated businesses	**(65.3)**	(33.6)	(53.0)
Advances for customer energy efficiency projects	**(5.1)**	(17.1)	(31.0)
Collections of advances for customer energy efficiency projects	**31.0**	34.2	63.6
Insurance proceeds received for property damages	**-**	-	37.7
Other	**(4.6)**	(16.7)	(16.6)
Net cash flows used for investing activities	**(652.1)**	(866.5)	(1,148.9)
Cash flows from (used for) financing activities:			
Common stock dividends	**(188.1)**	(174.6)	(165.5)
Preferred dividends paid by subsidiaries	**(16.8)**	(18.7)	(18.7)
Payments to redeem cumulative preferred stock of Interstate Power and Light Company	**(40.0)**	-	-
Proceeds from issuance of long-term debt	**0.4**	500.0	800.2
Payments to retire long-term debt	**(1.3)**	(307.8)	(377.9)
Net change in short-term borrowings	**55.4**	(142.6)	103.9
Other	**(8.1)**	9.3	(21.8)
Net cash flows from (used for) financing activities	**(198.5)**	(134.4)	320.2
Net decrease in cash and cash equivalents	**(147.9)**	(16.0)	(171.6)
Cash and cash equivalents at beginning of period	**159.3**	175.3	346.9
Cash and cash equivalents at end of period	**$11.4**	$159.3	$175.3
Supplemental cash flows information:			
Cash paid (refunded) during the period for:			
Interest, net of capitalized interest	**$157.6**	$165.5	$142.4
Income taxes, net of refunds	**($10.8)**	($116.2)	($140.7)
Significant noncash investing and financing activities:			
Accrued capital expenditures	**$49.7**	$75.0	$66.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMMON EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shares in Deferred Compensation Trust	Total Alliant Energy Common Equity
				(in millions)		
2009:						
Beginning balance	$1.1	$1,494.9	$1,336.2	($1.4)	($7.3)	$2,823.5
Net income attributable to Alliant Energy common shareowners			111.0			111.0
Common stock dividends ($1.50 per share)			(165.5)			(165.5)
Common stock issued, repurchased and other, net		4.2			(0.6)	3.6
Ending balance	1.1	1,499.1	1,281.7	(1.4)	(7.9)	2,772.6
2010:						
Net income attributable to Alliant Energy common shareowners			287.6			287.6
Common stock dividends ($1.58 per share)			(174.6)			(174.6)
Common stock issued, repurchased and other, net		7.7			0.3	8.0
Ending balance	1.1	1,506.8	1,394.7	(1.4)	(7.6)	2,893.6
2011:						
Net income attributable to Alliant Energy common shareowners			**303.6**			**303.6**
Common stock dividends ($1.70 per share)			**(188.1)**			**(188.1)**
Common stock issued, repurchased and other, net		**4.0**			**(0.7)**	**3.3**
Other comprehensive income, net of tax				**0.6**		**0.6**
Ending balance	**$1.1**	**$1,510.8**	**$1,510.2**	**($0.8)**	**($8.3)**	**$3,013.0**

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31, 2011	2010	2009
		(in millions)	
Net income	**$321.9**	$306.3	$129.7
Other comprehensive income (loss), net of tax:			
Unrealized holding gains (losses) on securities, net of tax of $-, ($0.3) and $0.3	-	(0.4)	0.5
Less: reclassification adjustment for gains included in net income, net of tax of $-, $0.1 and $0.1	-	0.2	0.1
Net unrealized gains (losses) on securities, net of tax	-	(0.6)	0.4
Pension and other postretirement benefits plans adjustments, net of tax of $0.4, $0.4 and ($0.2)	**0.6**	0.6	(0.4)
Total other comprehensive income	**0.6**	-	-
Comprehensive income	**322.5**	306.3	129.7
Preferred dividend requirements of subsidiaries	**(18.3)**	(18.7)	(18.7)
Comprehensive income attributable to Alliant Energy common shareowners	**$304.2**	$287.6	$111.0

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General -

Description of Business - Alliant Energy Corporation's (Alliant Energy's) consolidated financial statements include the accounts of Alliant Energy and its consolidated subsidiaries. Alliant Energy is an investor-owned public utility holding company, whose primary subsidiaries are Interstate Power and Light Company (IPL), Wisconsin Power and Light Company (WPL), Alliant Energy Resources, LLC (Resources) and Alliant Energy Corporate Services, Inc. (Corporate Services).

IPL is a direct subsidiary of Alliant Energy and is engaged principally in the generation and distribution of electricity and the distribution and transportation of natural gas. IPL is also engaged in the generation and distribution of steam for two customers in Cedar Rapids, Iowa. IPL's service territories are located in Iowa and southern Minnesota.

WPL is a direct subsidiary of Alliant Energy and is engaged principally in the generation and distribution of electricity and the distribution and transportation of natural gas. WPL's service territories are located in southern and central Wisconsin.

Resources is comprised of Transportation, RMT, Non-regulated Generation and other non-regulated investments. Transportation includes a short-line railway that provides freight service between Cedar Rapids, Iowa and Iowa City, Iowa; barge terminal and hauling services on the Mississippi River; and other transfer and storage services. RMT provides renewable energy services to customers throughout the United States of America (U.S.). Non-regulated Generation owns the 300 megawatt (MW), simple-cycle, natural gas-fired Sheboygan Falls Energy Facility near Sheboygan Falls, Wisconsin, which is leased to WPL for an initial period of 20 years ending in 2025. In addition, Non-regulated Generation is currently developing a non-regulated 100 MW wind project located in Franklin County, Iowa, referred to as the Franklin County wind project, which is expected to be placed in service by the end of 2012. Refer to Note 18 for discussion of the Industrial Energy Applications, Inc. (IEA) business and RMT's environmental consulting and engineering services business unit, which were both sold in 2011. In February 2012, Alliant Energy announced plans to sell the remaining portion of RMT in 2012.

Corporate Services is the subsidiary formed to provide administrative services to Alliant Energy and its subsidiaries.

Basis of Presentation - The consolidated financial statements reflect investments in controlled subsidiaries on a consolidated basis and Alliant Energy's proportionate shares of jointly owned utility facilities. Unconsolidated investments, which Alliant Energy does not control, but does have the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method of accounting. Investments that do not meet the criteria for consolidation or the equity method of accounting are accounted for under the cost method. Alliant Energy did not reflect any variable interest entities on a consolidated basis in the consolidated financial statements. Refer to Notes 10(a) and 20 for further discussion of equity method investments and variable interest entities, respectively.

All intercompany balances and transactions, other than certain transactions affecting the rate making process at IPL and WPL, have been eliminated from the consolidated financial statements. Such energy-related transactions not eliminated include costs that are recoverable from customers through rate making processes. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the U.S. (GAAP), which give recognition to the rate making and accounting practices of the Federal Energy Regulatory Commission (FERC) and state commissions having regulatory jurisdiction. Certain prior period amounts have been reclassified on a basis consistent with the current period financial statement presentation.

Use of Estimates - The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect: (a) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements; and (b) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Regulatory Assets and Liabilities - Alliant Energy, IPL and WPL are subject to regulation by FERC and various state regulatory commissions. As a result, Alliant Energy, IPL and WPL are subject to GAAP provisions for regulated operations, which provide that rate-regulated public utilities record certain costs and credits allowed in the rate making process in different periods than for non-regulated entities. These are deferred as regulatory assets or accrued as regulatory liabilities and are generally recognized in the Consolidated Statements of Income at the time they are reflected in rates.

Regulatory Assets - At Dec. 31, regulatory assets were comprised of the following items (in millions):

	Alliant Energy		IPL		WPL	
	2011	2010	**2011**	2010	**2011**	2010
Tax-related	**$634.7**	$395.9	**$614.6**	$377.2	**$20.1**	$18.7
Pension and other postretirement benefits costs	**514.1**	418.9	**264.9**	217.4	**249.2**	201.5
Derivatives	**77.7**	66.8	**33.5**	24.0	**44.2**	42.8
Asset retirement obligations (AROs)	**65.9**	49.6	**48.7**	33.2	**17.2**	16.4
Environmental-related costs	**38.9**	38.4	**32.2**	32.1	**6.7**	6.3
Emission allowances	**30.0**	--	**30.0**	--	**--**	--
IPL's electric transmission service costs	**24.9**	33.3	**24.9**	33.3	**--**	--
Debt redemption costs	**21.8**	23.7	**15.1**	16.5	**6.7**	7.2
Proposed base-load projects costs	**21.5**	27.3	**15.3**	18.9	**6.2**	8.4
IPL's Sixth Street Generating Station (Sixth Street) costs	**13.1**	15.7	**13.1**	15.7	**--**	--
Proposed clean air compliance projects costs	**14.9**	17.9	**6.9**	9.5	**8.0**	8.4
IPL's flood-related costs	**8.0**	11.7	**8.0**	11.7	**--**	--
Wholesale customer rate recovery	**3.6**	10.5	**0.9**	2.6	**2.7**	7.9
Other	**25.9**	32.0	**9.2**	7.5	**16.7**	24.5
	$1,495.0	$1,141.7	**$1,117.3**	$799.6	**$377.7**	$342.1

A portion of the regulatory assets in the above table are not earning a return. These regulatory assets are expected to be recovered from customers in future rates, however the carrying costs of these assets are borne by Alliant Energy's shareowners. At Dec. 31, 2011, IPL and WPL had $77 million and $8 million, respectively, of regulatory assets representing past expenditures that were not earning a return. IPL's regulatory assets that were not earning a return consisted primarily of electric transmission service costs, costs for proposed base-load and clean air compliance projects, debt redemption costs and flood-related costs. WPL's regulatory assets that were not earning a return consisted primarily of amounts related to wholesale customer rate recovery and the wholesale portion of costs for clean air compliance projects. The other regulatory assets reported in the above table either earn a return or the cash has not yet been expended, in which case the assets are offset by liabilities that also do not incur a carrying cost.

Tax-related - IPL and WPL record regulatory assets for certain temporary differences (primarily related to utility property, plant and equipment at IPL) that result in a decrease in current rates charged to customers and an increase in future rates charged to customers based on the timing of income tax expense that is used to determine such rates. These temporary differences include the impact of Iowa accelerated tax depreciation, which contributes to lower current income tax expense during the first part of an asset's useful life and higher current tax expense during the last part of an asset's useful life. These regulatory assets will be recovered from customers in the future when these temporary differences reverse resulting in additional current income tax expense used to determine customers' rates. Alliant Energy's and IPL's "Tax-related" regulatory assets increased significantly in 2011 primarily due to the impacts of a tax accounting method change for mixed service costs and Internal Revenue Service (IRS) guidance clarifying the treatment of repair expenditures for electric distribution property. Refer to Note 5 for additional details of the mixed service costs tax accounting method change.

Pension and other postretirement benefits costs - The Iowa Utilities Board (IUB) and the Public Service Commission of Wisconsin (PSCW) have authorized IPL and WPL to record the retail portion of their respective previously unrecognized net actuarial gains and losses, prior service costs and credits, and transition assets and obligations as regulatory assets in lieu of accumulated other comprehensive loss on the Consolidated Balance Sheets. IPL and WPL also recognize the wholesale portion of their previously unrecognized net actuarial gains and losses, prior service costs and credits and transition assets and obligations as regulatory assets on the Consolidated Balance Sheets because these costs are expected to be recovered in rates in future periods under the formula rate structure. These regulatory assets will be increased or decreased as the net actuarial gains or losses, prior service costs or credits, and transition assets or obligations are subsequently amortized and recognized as a component of net periodic benefit costs.

Pension and other postretirement benefits costs are included within the recoverable cost of service component of rates charged to IPL's and WPL's customers. The recoverable costs included in customers' rates are based upon pension and other postretirement benefits costs determined in accordance with GAAP and are calculated using different methods for the various regulatory jurisdictions in which IPL and WPL operate. The methods for IPL's and WPL's primary regulatory jurisdictions are described below. The IUB authorized IPL in its most recent Iowa retail electric rate case order to recover from its retail electric customers in Iowa an allocated portion of annual costs equal to a two-year simple average of actual costs incurred during its test year (2009) and an estimate of costs for its forward-looking post-test year (2010). The use of a two-year simple average is consistent with the IUB's initially-approved method from IPL's 2008 test year Iowa retail electric rate case. The PSCW authorized WPL to recover from its electric and gas retail customers an estimated allocated portion of the 2010 annual costs in base rates. WPL is authorized to recover from its wholesale customers an allocated portion of actual pension costs incurred each year. In accordance with FERC-approved formula rates, any over- or under-collection of these costs each year are refunded to or recovered from customers through subsequent changes to wholesale customer rates. WPL is authorized to recover from its wholesale customers an allocated portion of other postretirement benefits costs based on the amount of other postretirement benefits costs incurred in 2006.

Refer to Note 6(a) for additional details regarding pension and other postretirement benefits costs, including a plan amendment and remeasurement.

Derivatives - In accordance with IPL's and WPL's fuel and natural gas recovery mechanisms, prudently incurred costs from derivative instruments are recovered from customers in the future after any losses are realized. Based on these recovery mechanisms, the changes in the fair value of derivative liabilities resulted in comparable changes to regulatory assets on the Consolidated Balance Sheets in 2011. Refer to Note 12 for additional details of derivative liabilities.

AROs - Alliant Energy believes it is probable that any differences between expenses accrued for legal AROs related to its regulated operations and expenses recovered currently in rates will be recoverable in future rates, and is deferring the differences as regulatory assets. The increase in IPL's regulatory assets related to AROs is primarily due to revisions in estimated cash flows based on revised remediation timing and cost information for asbestos remediation at Sixth Street. Refer to Note 19 for additional details of AROs.

Environmental-related costs - The IUB has permitted IPL to recover prudently incurred costs by allowing a representative level of manufactured gas plants (MGP) costs in the recoverable cost of service component of rates, as determined in its most recent retail gas rate case. Under the current rate making treatment approved by the PSCW, the MGP expenditures of WPL are deferred and collected from retail gas customers over a five-year period after new rates are implemented. The Minnesota Public Utilities Commission (MPUC) allows the deferral of MGP-related costs applicable to IPL's Minnesota sites and IPL has received approval to recover such costs in retail gas rates in Minnesota. Regulatory assets have been recorded by IPL and WPL, which reflect the probable future rate recovery of MGP expenditures. Refer to Note 13(d) for additional details of environmental-related MGP costs.

Emission allowances - IPL entered into forward contracts in 2007 to purchase sulfur dioxide (SO2) emission allowances with vintage years of 2014 through 2017 from various counterparties for $34 million to meet future Clean Air Interstate Rule (CAIR) emission reduction standards. Any SO2 emission allowances acquired under these forward contracts may be used to meet requirements under the existing Acid Rain program regulations or the more stringent CAIR emission reduction standards. In July 2011, the U.S. Environmental Protection Agency (EPA) issued the Cross-State Air Pollution Rule (CSAPR) to replace CAIR with an anticipated effective date of Jan. 1, 2012. Any emission allowances acquired under these forward contracts are not eligible to be used for compliance requirements under CSAPR. Alliant Energy has received an allocation of annual Acid Rain allowances from the EPA through 2041. Based on Alliant Energy's current forecasted SO2 emissions subject to the existing Acid Rain program, the EPA-allocated allowances through 2041 are expected to be more than needed to comply with the Acid Rain program regulations. As a result of the issuance of CSAPR, Alliant Energy concluded in 2011 that the allowances to be acquired under these forward contracts would not be needed by IPL to comply with expected environmental regulations in the future. The current value of these allowances is nominal, which is significantly below the $34 million contract price for these allowances. As a result, Alliant Energy recognized charges of $34 million for these forward contracts in 2011. The $34 million obligation was recorded in "Other long-term liabilities and deferred credits" on the Consolidated Balance Sheet in 2011. Alliant Energy concluded that $30 million of the charges are probable of recovery from IPL's customers and therefore were recorded to "Regulatory assets" on the Consolidated Balance Sheet in 2011. The remaining $4 million of charges were determined not to be probable of recovery from IPL's customers resulting in $2 million of charges related to electric customers recorded to "Electric production fuel and energy purchases" and $2 million of charges related to steam customers recorded to "Utility - other operation and maintenance" in the Consolidated Statement of Income in 2011. In December 2011, CSAPR was stayed by the U.S. Court of Appeals for the D.C. Circuit (D.C. Circuit Court) and CAIR remains effective. Alliant Energy currently believes that CAIR will be replaced in the future, either by CSAPR, as currently written, or as modified based upon a ruling from the D.C. Circuit Court, or another rule that addresses the interstate transport of air pollutants.

IPL's electric transmission service costs - In 2010, IPL incurred electric transmission service costs billed by ITC Midwest LLC (ITC) under the Attachment "O" rate for ITC's under-recovered 2008 costs. In 2010, the IUB issued an order authorizing IPL to defer the Iowa retail portion of these costs and amortize the deferred costs over a five-year period ending December 2014. The IUB determined that IPL should not include the unamortized balance of these deferred costs in electric rate base during the five-year recovery period. The IUB also authorized IPL to use up to $46 million of regulatory liabilities from its 2007 electric transmission assets sale to offset these deferred costs as they are amortized. In 2010, $41 million (portion allocated to Iowa retail customers) of the Attachment "O" costs were deferred by IPL and recognized as a regulatory asset. IPL amortized $8 million of this regulatory asset in each of 2011 and 2010 with an equal and offsetting amount of amortization of IPL's regulatory liability related to its electric transmission assets sale.

Debt redemption costs - For debt retired early with no subsequent re-issuance, IPL and WPL defer any debt repayment premiums and unamortized debt issuance costs and discounts as regulatory assets. These regulatory assets are amortized over the remaining original life of the debt retired early. Debt repayment premiums and other losses resulting from the refinancing of debt by IPL and WPL are deferred as regulatory assets and amortized over the life of the new debt issued.

Proposed base-load projects costs -
IPL's base-load project - In 2009, IPL announced a decision to cancel the construction of the proposed 630 MW coal-fired electric generating facility in Marshalltown, Iowa referred to as Sutherland #4. In 2010, IPL received approval from the IUB to recover $26 million of the costs incurred for Sutherland #4 from its retail customers in Iowa by amortizing the costs over a five-year period ending August 2014 and offsetting the amortization of these costs with an equal reduction of the regulatory liability resulting from the sale of the Duane Arnold Energy Center (DAEC). The IUB determined that IPL should not include the unamortized balance of these Sutherland #4 costs in electric rate base during the five-year recovery period.

In accordance with the MPUC's August 2011 order related to IPL's 2009 test year Minnesota retail electric rate case, IPL was authorized to recover $2 million of previously incurred plant cancellation costs for Sutherland #4 over a 25-year period ending in 2037. As a result, Alliant Energy recorded a $2 million increase to "Regulatory assets" on the Consolidated Balance Sheet and a $2 million credit to "Utility - other operation and maintenance" in the Consolidated Statement of Income in 2011.

WPL's base-load project - In 2008, the PSCW issued an order denying WPL's application to construct a 300 MW coal-fired electric generating facility in Cassville, Wisconsin referred to as Nelson Dewey #3. In 2009, WPL received approval from the PSCW to recover $11 million of project costs from its retail customers over a five-year period ending December 2014. WPL amortized $2 million of this regulatory asset in each of 2011 and 2010. In 2009, the PSCW also denied WPL recovery of the remaining project costs, which represent all project costs incurred by WPL after June 2008 and one-half of the pre-construction project costs incurred by WPL prior to July 2008. As a result of this PSCW order, Alliant Energy recorded a pre-tax regulatory-related charge of $11 million in "Utility - other operation and maintenance" in the Consolidated Statement of Income in 2009.

IPL's Sixth Street costs - In 2008, Sixth Street was shut down as a result of significant damage caused by severe flooding in downtown Cedar Rapids. In January 2011, IPL received approval from the IUB to recover $16 million from its retail electric customers in Iowa over a five-year period ending February 2016 for a portion of the remaining net book value of Sixth Street and previously impaired construction work in progress (CWIP) assets related to Sixth Street. The $16 million recovery amount was recorded as a regulatory asset in 2010 with an offsetting increase of $14 million in "Utility accumulated depreciation" on the Consolidated Balance Sheet for the remaining net book value of Sixth Street and a credit of $2 million in "Utility - other operation and maintenance" in the Consolidated Statement of Income in 2010 related to the previously impaired CWIP assets. IPL amortized $3 million of this regulatory asset in 2011.

Proposed clean air compliance plan (CACP) projects costs - CACP projects require material expenditures for activities related to determining the feasibility of environmental compliance projects under consideration. These expenditures commonly called preliminary survey and investigation charges are generally recorded as regulatory assets on the Consolidated Balance Sheets in accordance with FERC regulations. In Iowa, no specific retail authorization is required before charging these costs to regulatory asset accounts. In Wisconsin, the retail portion of these amounts is expensed immediately unless otherwise authorized by the PSCW. However, since these amounts are material for WPL's CACP projects, WPL requested and received deferral accounting approval to record the retail portion of these costs as regulatory assets on the Consolidated Balance Sheets.

For IPL, amounts deferred and recorded as preliminary survey and investigation charges do not include any accrual of carrying costs or allowance for funds used during construction (AFUDC). Upon management's decision to proceed with a project, including receipt of certain regulatory approvals, all such amounts included as preliminary survey and investigation charges are transferred to CWIP and begin to accrue AFUDC.

For WPL, the wholesale portion of amounts deferred and recorded as preliminary survey and investigation charges do not include any accrual of carrying costs or AFUDC. WPL's retail portion of deferred preliminary survey and investigation charges (commonly referred to as pre-certification expenditures) and construction expenditures incurred prior to project approval that are recorded in regulatory assets include accrual of carrying costs as prescribed in the approved deferral order.

Upon regulatory approval of the project, the wholesale portion of deferred preliminary survey and investigation charges as well as all pre-construction expenditures are transferred to CWIP and begin to accrue AFUDC. The retail portion of deferred preliminary survey and investigation charges or pre-certification expenditures remain as regulatory assets until they are approved for inclusion in revenue requirements and amortized to expense. In 2009, WPL received approval from the PSCW to recover $4 million from its retail customers over a three-year period ending December 2012 for a portion of the pre-certification expenditures incurred through December 2008.

Alliant Energy anticipates that all remaining costs for proposed CACP projects are probable of recovery from future rates charged to customers. The recovery period for these remaining costs will generally be determined by regulators in future rate proceedings.

IPL's flood-related costs - In 2010, IPL received approval from the IUB to recover $8 million from its retail electric customers in Iowa over a four-year period ending January 2014 related to costs incurred in 2008 from severe flooding in IPL's service territory. These costs included $4 million of operation and maintenance expenses and $4 million of charges for leasing temporary generating capacity. Alliant Energy recorded an $8 million regulatory asset in 2009 with offsetting pre-tax regulatory-related credits of $4 million in "Utility - other operation and maintenance" and $4 million in "Purchased electric capacity" in the Consolidated Statement of Income in 2009 related to amounts approved for recovery. IPL amortized $2 million of this regulatory asset in each of 2011 and 2010.

In January 2011, IPL received approval from the IUB to recover $7 million from its retail electric customers in Iowa over a four-year period ending March 2014 related to operation and maintenance expenses incurred in 2009 for restoration activities from severe flooding in IPL's service territory. Alliant Energy recorded a $7 million regulatory asset in 2010 with an offsetting pre-tax regulatory-related credit of $7 million in "Utility - other operation and maintenance" in the Consolidated Statement of Income in 2010 related to amounts approved for recovery. IPL amortized $2 million of this regulatory asset in each of 2011 and 2010.

The IUB determined that IPL should not include the unamortized balance of these deferred costs in electric rate base during the four-year recovery periods.

Wholesale customer rate recovery - IPL and WPL accrue revenues from their wholesale customers to the extent that the actual net revenue requirements calculated in accordance with FERC-approved formula rates for the reporting period are higher than the amounts billed to wholesale customers during such period. In accordance with authoritative guidance, regulatory assets are recorded as the offset for these accrued revenues under formulaic rate making programs. IPL's estimated recovery amount is recorded in the current period of service and is reflected in customer bills within two years under the provisions of approved formula rates. WPL's estimated recovery amount is recorded in the current period of service and subject to final adjustments after a customer audit period in the subsequent year. Final settled recovery amounts are reflected in WPL's customer bills within two years under the provisions of approved formula rates.

In 2009, WPL filed a request with FERC seeking approval of changes to WPL's wholesale formula rates in order to implement for billing purposes the full impact of accounting for defined benefit postretirement plans. In 2010, FERC approved a settlement agreement reached between WPL and the wholesale customers regarding the formula rate change. In 2010, WPL recorded an additional $4 million of electric revenues and regulatory assets to reflect the settlement and is reducing the regulatory asset concurrently with collections from customers.

Other - Alliant Energy assesses whether its regulatory assets are probable of future recovery by considering factors such as applicable regulations, recent orders by the applicable regulatory agencies, historical treatment of similar costs by the applicable regulatory agencies and regulatory environment changes. Based on these assessments, Alliant Energy believes the regulatory assets recognized as of Dec. 31, 2011 in the above table are probable of future recovery. However, no assurance can be made that IPL and WPL will recover all of these regulatory assets in future rates. If future recovery of a regulatory asset ceases to be probable, the regulatory asset will be charged to expense in the period in which future recovery ceases to be probable. Based on assessments completed in 2011, Alliant Energy recognized impairment charges of $9 million for regulatory assets that are no longer probable of future recovery. The regulatory asset impairment charges were recorded as reductions in "Regulatory assets" on the Consolidated Balance Sheet and charges to "Utility - other operation and maintenance" in the Consolidated Statement of Income in 2011.

Regulatory Liabilities - At Dec. 31, regulatory liabilities were comprised of the following items (in millions):

	Alliant Energy		IPL		WPL	
	2011	2010	**2011**	2010	**2011**	2010
Cost of removal obligations	**$404.9**	$395.4	**$261.9**	$257.6	**$143.0**	$137.8
IPL's tax benefit rider	**349.6**	193.5	**349.6**	193.5	**--**	--
IPL's electric transmission assets sale	**45.1**	71.8	**45.1**	71.8	**--**	--
Energy conservation cost recovery	**29.6**	8.6	**4.7**	1.7	**24.9**	6.9
Commodity cost recovery	**23.8**	12.7	**23.2**	7.5	**0.6**	5.2
IPL's DAEC sale	**14.6**	42.3	**14.6**	42.3	**--**	--
Emission allowances	**--**	34.4	**--**	33.9	**--**	0.5
Other	**42.5**	41.4	**22.2**	19.6	**20.3**	21.8
	$910.1	$800.1	**$721.3**	$627.9	**$188.8**	$172.2

Regulatory liabilities related to cost of removal obligations, to the extent expensed through depreciation rates, reduce rate base. A significant portion of the remaining regulatory liabilities are not used to reduce rate base in the revenue requirement calculations utilized in IPL's and WPL's respective rate proceedings.

Cost of removal obligations - Alliant Energy collects in rates future removal costs for many assets that do not have associated legal AROs. Alliant Energy records a regulatory liability for the estimated amounts it has collected in rates for these future removal costs less amounts spent on removal activities.

IPL's tax benefit rider - Alliant Energy's and IPL's "IPL's tax benefit rider" regulatory liabilities increased significantly in 2011 due to the impacts of a tax accounting method change for mixed service costs and the IRS issuance of guidance clarifying the treatment of repair expenditures for electric distribution property. These items were partially offset by the utilization of regulatory liabilities to credit IPL's retail electric customer bills in Iowa during 2011. In January 2011, the IUB approved IPL's proposed tax benefit rider, which utilizes tax-related regulatory liabilities related to projected tax benefits from tax accounting methodologies and tax elections available under the Internal Revenue Code to credit IPL's retail electric customer bills in Iowa during 2011, 2012 and 2013. Alliant Energy recognizes an offsetting reduction to income tax expense for the after-tax amounts credited to IPL's retail electric customers' bills in Iowa, resulting in no impact to Alliant Energy's net income from the tax benefit rider. In 2011, Alliant Energy and IPL utilized $61 million of tax benefit rider-related regulatory liabilities to credit IPL's retail electric customers' bills in Iowa. The $61 million reduction to "Electric operating revenues" resulted in a $25 million credit to "Income tax expense (benefit)" as a result of the decrease in taxable income in the Consolidated Statement of Income in 2011. An additional $36 million reduction to "Income tax expense (benefit)" was also recognized in the Consolidated Statement of Income in 2011, representing the tax benefits realized related to the tax benefit rider.

In December 2011, the IUB authorized $81 million of regulatory liabilities from potential tax benefits to be credited to IPL's retail electric customers' bills in Iowa during 2012 through the tax benefit rider. The IUB is expected to review and approve the remaining benefits for 2013 and beyond in the future. Refer to Note 5 for additional details of the mixed service costs tax accounting method change and the IRS guidance for treatment of repair expenditures.

IPL electric transmission assets sale - In 2007, IPL completed the sale of its electric transmission assets to ITC and recognized a gain based on the terms of the agreement. Upon closing of the sale, IPL established a regulatory liability of $89 million pursuant to conditions established by the IUB when it allowed the transaction to proceed. The regulatory liability represented the present value of IPL's obligation to refund to its customers payments beginning in the year IPL's customers experience an increase in rates related to the transmission charges assessed by ITC. The regulatory liability accrues interest at the monthly average U.S. Treasury rate for three-year maturities.

Iowa retail portion - In 2009, the IUB issued an order authorizing IPL to use a portion of this regulatory liability to reduce Iowa retail electric customers' rates by $12 million for the period from July 2009 through February 2010 with billing credits included in the monthly energy adjustment clause. In 2010, the IUB issued an order authorizing IPL to use up to $46 million of this regulatory liability to offset electric transmission service costs expected to be billed to IPL by ITC in 2010 related to ITC's 2008 transmission revenue adjustment. IPL expects to utilize $41 million of this regulatory liability over a five-year period ending December 2014 to offset the Iowa retail portion of transmission costs billed to IPL by ITC in 2010 related to ITC's 2008 transmission revenue adjustment. IPL amortized $8 million of this regulatory liability in each of 2011 and 2010 with an equal and offsetting amount of amortization for IPL's regulatory asset related to electric transmission service costs.

In accordance with the IUB's January 2011 order related to IPL's 2009 test year Iowa retail electric rate case, IPL was authorized to utilize regulatory liabilities in 2011 to offset transmission service expenses related to the Iowa retail portion of 2009 under-recovered costs billed to IPL. As a result, Alliant Energy recorded reductions of $19 million in "Regulatory liabilities" on the Consolidated Balance Sheet and "Electric transmission service" in the Consolidated Statement of Income in 2011. The IUB also authorized IPL to utilize $3 million of this regulatory liability in 2011 to reduce IPL's Iowa retail electric rate base associated with the Whispering Willow - East wind project. As a result, Alliant Energy recorded reductions of $3 million in both "Electric plant in service" and "Regulatory liabilities" on the Consolidated Balance Sheet in 2011.

Minnesota retail portion - In 2010, the MPUC issued an interim rate order authorizing IPL to use a portion of this regulatory liability to implement an alternative transaction adjustment through its energy adjustment clause resulting in annual credits of $2 million to its Minnesota retail electric customers beginning in July 2010 to coincide with the effective date of the interim rate increase for Minnesota retail customers. IPL refunded $2 million and $1 million in 2011 and 2010, respectively, to its Minnesota retail electric customers under the alternative transaction adjustment. In accordance with the MPUC's November 2011 order related to IPL's 2009 test year Minnesota retail electric rate case, IPL was authorized to refund a higher amount of the gain realized from the sale of its electric transmission assets in 2007 to its Minnesota retail electric customers than previously estimated. As a result, Alliant Energy recorded a $5 million increase to "Regulatory liabilities" on the Consolidated Balance Sheet and a $5 million charge to "Utility - other operation and maintenance" in the Consolidated Statement of Income in 2011 for the additional amount to be refunded.

Refunds related to any remaining balance of IPL's electric transmission assets sale regulatory liability are expected to be determined in future rate proceedings.

Energy conservation cost recovery - WPL collects revenues from its customers to offset certain expenditures incurred by WPL for conservation programs, including state mandated programs and WPL's Shared Savings program. Differences between forecasted costs used to set rates and actual costs for these programs are deferred as a regulatory asset or regulatory liability. In 2011, WPL's forecasted costs used to set current rates exceeded actual costs for these programs, resulting in a $18 million increase to Alliant Energy's and WPL's "Energy conservation cost recovery" regulatory liability.

Commodity cost recovery - The wholesale electric rates and retail gas rates of IPL and WPL as well as the retail electric rates of IPL provide for subsequent adjustments to rates for changes in prudently incurred commodity costs used to serve customers. The cumulative under-/over-collection of these commodity costs are recorded as regulatory assets/regulatory liabilities until they are automatically reflected in future billings to customers. Refer to Note 1(h) for additional details of IPL's and WPL's cost recovery mechanisms. Refer to Note 2 for discussion of certain rate refund reserves recorded as regulatory liabilities on the Consolidated Balance Sheets.

IPL's DAEC sale - In 2006, IPL completed the sale of its 70% ownership interest in DAEC and recognized a regulatory liability of approximately $59 million from the transaction based on the terms of the sale agreement. Pursuant to the IUB order approving the DAEC sale, the gain resulting from the sale was used to establish a regulatory liability. In 2009, IPL received $12 million as part of a settlement of a claim filed against the U.S. Department of Energy (DOE) in 2004 for recovery of damages due to the DOE's delay in accepting spent nuclear fuel produced at DAEC. IPL recognized the $12 million received from the settlement as an increase to the regulatory liability established with the sale of DAEC. The regulatory liability accrues interest at the monthly average U.S. Treasury rate for three-year maturities.

In 2009, the IUB authorized IPL to utilize $29 million of this regulatory liability to reduce electric plant in service in 2009 related to the cumulative AFUDC recognized for the Whispering Willow - East wind project. In 2010, IPL received approval from the IUB to utilize $26 million of this regulatory liability to offset the amortization of costs incurred for the Sutherland #4 project over a five-year period ending September 2014. IPL amortized $5 million of this regulatory liability in each of 2011 and 2010 with an equal and offsetting amount of amortization for IPL's regulatory asset related to the Sutherland #4 project. In January 2011, the IUB authorized IPL to utilize $23 million of this regulatory liability to reduce IPL's Iowa retail electric rate base in 2011 for the Whispering Willow - East wind project. As a result, Alliant Energy recorded reductions of $23 million in both "Electric plant in service" and "Regulatory liabilities" on the Consolidated Balance Sheet in 2011.

Refunds related to any remaining balance of IPL's DAEC sale regulatory liability are expected to be determined in future rate proceedings.

Emission allowances - Refer to Note 16 for discussion of reductions to regulatory liabilities related to emission allowances impairments recorded in 2011 resulting from the EPA's issuance of CSAPR in July 2011.

(c) Income Taxes - Alliant Energy follows the liability method of accounting for deferred income taxes, which requires the establishment of deferred income tax assets and liabilities, as appropriate, for temporary differences between the tax basis of assets and liabilities and the amounts reported in the consolidated financial statements. Deferred income taxes are recorded using currently enacted tax rates and estimates of state apportionment rates. Changes in deferred income tax assets and liabilities associated with certain property-related differences at IPL are accounted for differently than other subsidiaries of Alliant Energy due to rate making practices in Iowa. Rate making practices in Iowa do not include the impact of certain deferred tax expenses (benefits) in the determination of retail rates. Based on these rate making practices, deferred tax expense (benefit) related to these property-related differences at IPL is not recorded in the income statement but instead charged to regulatory assets or regulatory liabilities until these temporary differences are reversed. Refer to Note 1(b) for further discussion of regulatory assets and regulatory liabilities associated with property-related differences at IPL. In Wisconsin, the PSCW has allowed rate recovery of deferred taxes on all temporary differences since 1991.

Alliant Energy recognizes positions taken, or expected to be taken, in income tax returns that are more-likely-than-not to be realized, assuming that the position will be examined by tax authorities with full knowledge of all relevant information. If it is more-likely-than-not that a tax position, or some portion thereof, will not be sustained, the related tax benefits are not recognized in the financial statements. For the majority of uncertain tax positions, the ultimate deductibility is highly certain, but there is uncertainty about the timing of such deductibility. Uncertain tax positions may result in an increase in income taxes payable, a reduction of income tax refunds receivable or changes in deferred taxes. Also, when uncertainty about the deductibility of an amount is limited to the timing of such deductibility, the increase in taxes payable (or reduction in tax refunds receivable) is accompanied by a decrease in deferred tax liabilities. Generally Alliant Energy recognizes current taxes payable related to uncertain tax positions in "Accrued taxes" and non-current taxes payable related to uncertain tax positions in "Other long-term liabilities and deferred credits" on the Consolidated Balance Sheets. However, if the uncertain tax position would be settled through the reduction of a net operating loss rather than through the payment of cash, the uncertain tax position is reflected in "Deferred income taxes" on the Consolidated Balance Sheets. Refer to Note 5 for further discussion of uncertain tax positions.

Alliant Energy defers investment tax credits and amortizes the credits to income over the average lives of the related property. Other tax credits for Alliant Energy reduce income tax expense in the year claimed.

Alliant Energy has elected the alternative transition method to calculate its beginning pool of excess tax benefits available to absorb any tax deficiencies associated with recognition of share-based payment awards.

(d) Cash and Cash Equivalents - Cash and cash equivalents include short-term liquid investments that have original maturities of less than 90 days. Information on cash and cash equivalents at Dec. 31 was as follows (dollars in millions):

	2011	2010
Total cash and cash equivalents	**$11.4**	$159.3
Money market fund investments	**--**	$128.3
Interest rates on money market fund investments	**N/A**	0.17% - 0.19%

(e) Utility Property, Plant and Equipment -
General - Utility plant in service (other than acquisition adjustments) is recorded at the original cost of acquisition or construction, which includes material, labor, contractor services, AFUDC and allocable overheads, such as supervision, engineering, benefits, certain taxes and transportation. Repairs, replacements and renewals of items of property determined to be less than a unit of property or that do not increase the property's life or functionality are charged to maintenance expense. Ordinary retirements of utility plant and salvage value are netted and charged to accumulated depreciation upon removal from utility plant accounts and no gain or loss is recognized. Removal costs incurred reduce the regulatory liability.

Electric Plant In Service - Electric plant in service by functional category at Dec. 31 was as follows (in millions):

	Alliant Energy		IPL		WPL	
	2011	2010	**2011**	2010	**2011**	2010
Generation	**$4,100.6**	$3,818.9	**$2,392.3**	$2,387.7	**$1,708.3**	$1,431.2
Distribution	**3,782.1**	3,575.6	**2,074.8**	1,954.1	**1,707.3**	1,621.5
Other	**282.7**	282.3	**216.9**	220.4	**65.8**	61.9
	$8,165.4	$7,676.8	**$4,684.0**	$4,562.2	**$3,481.4**	$3,114.6

During 2011, the increase in WPL's generation portion of electric plant in service was primarily due to the impact of placing the remaining portion of the Bent Tree - Phase I wind project into service and the purchase of Wisconsin Electric Power Company's (WEPCO's) 25% ownership interest in Edgewater Unit 5.

Wind Generation Projects -
Wind Site in Franklin County, Iowa - In 2007, IPL acquired approximately 500 MW of wind site capacity in Franklin County, Iowa. The initial 200 MW of the wind site was utilized for IPL's Whispering Willow - East wind project, which began generating electricity in 2009. In 2011, IPL sold 100 MW of wind site capacity to Resources for construction of a non-regulated wind project referred to as the Franklin County wind project, which is currently expected to be placed into service by the end of 2012. Future development of the balance of the wind site by IPL will depend on numerous factors such as renewable portfolio standards, environmental legislation, fossil fuel prices, technology advancements and transmission capabilities. As of Dec. 31, 2011, Alliant Energy's capitalized costs related to the remaining approximately 200 MW of wind site capacity in Franklin County, Iowa were $13 million and were recorded in "Other property, plant and equipment" on the Consolidated Balance Sheet.

IPL's Whispering Willow - East Wind Project - In 2008, IPL received approval from the IUB to construct the 200 MW Whispering Willow - East wind project. The advanced rate making principles for this project, as approved by the IUB in 2008, included a predetermined level, or "cost cap," of $417 million for construction costs. Final construction costs for the project exceeded this cost cap. Therefore, IPL was required to demonstrate the construction costs above the cost cap were prudent and reasonable in order to recover the additional costs in future electric rates. In January 2011, IPL received an order from the IUB allowing IPL to recover all of its Whispering Willow - East wind project construction costs. However, the IUB did not allow IPL to recover a return on the portion of costs above the cost cap associated with the Vestas-American Wind Technology, Inc. (Vestas) wind turbine generator sets and related equipment. As a result, Alliant Energy recognized a $21 million impairment related to the disallowance, which was recorded as a charge to "Utility - other operation and maintenance" in the Consolidated Statement of Income in 2010.

In August 2011, IPL received an order from the MPUC approving a temporary recovery rate for the Minnesota retail portion of its Whispering Willow - East wind project construction costs. In its order, the MPUC did not conclude on the prudence of these project costs. The prudence of these project costs and the final recovery rate for these costs will be addressed in a separate proceeding that is expected to be completed in 2012. The initial recovery rate approved by the MPUC is below the amount required by IPL to recover the Minnesota retail portion of its total project costs. Based on its interpretation of the order, Alliant Energy currently believes that it is probable IPL will not be allowed to recover the entire Minnesota retail portion of its project costs. Alliant Energy currently believes the most likely outcome of the final rate proceeding will result in the MPUC effectively disallowing recovery of approximately $8 million of project costs out of a total of approximately $30 million of project costs allocated to the Minnesota retail jurisdiction. As a result, Alliant Energy recognized an $8 million impairment related to this probable disallowance, which was recorded as a reduction to "Electric plant in service" on the Consolidated Balance Sheet and a charge to "Utility - other operation and maintenance" in the Consolidated Statement of Income in 2011. This amount is subject to change until the MPUC determines the final recovery rate for these project costs.

Refer to Note 1(b) for discussion of regulatory liabilities established at the time of the sales of IPL's electric transmission assets and DAEC. A portion of these regulatory liabilities was used in 2009 to offset the Whispering Willow - East wind project plant in service balance related to the $29 million of AFUDC recognized for this project, and another portion of these regulatory liabilities were used in 2011 to offset an additional $26 million of the Whispering Willow - East wind project plant in service balance in accordance with the order received from the IUB in January 2011.

As of Dec. 31, 2011 and 2010, the capitalized project costs for the Whispering Willow-East wind project of $415 million and $449 million, respectively, were recorded in "Electric plant in service" on the Consolidated Balance Sheets. The capitalized costs for the project are being depreciated using a straight-line method of depreciation over a 25-year period.

Franklin County Wind Project - In 2008, Alliant Energy entered into a master supply agreement with Vestas to purchase 500 MW of wind turbine generator sets and related equipment. Alliant Energy utilized 400 MW of these wind turbine generator sets and related equipment to construct IPL's Whispering Willow - East and WPL's Bent Tree - Phase I wind projects. In 2011, Alliant Energy decided to utilize the remaining 100 MW of wind turbine generator sets and related equipment at Resources to build the Franklin County wind project. In 2011, IPL sold the assets for this wind project to Resources for $115.3 million, which represented IPL's book value for progress payments to-date for the 100 MW of wind turbine generator sets and related equipment and land rights in Franklin County, Iowa. In addition, Resources assumed the remaining progress payments to Vestas for the 100 MW of wind turbine generator sets and related equipment. The sale of these wind project assets by IPL to Resources resulted in a decrease in "Other property, plant and equipment" and an increase in "Non-regulated Generation property, plant and equipment" on the Consolidated Balance Sheet in 2011. As of Dec. 31, 2011, Alliant Energy incurred capitalized expenditures of $153 million and capitalized interest of $3 million, which were recorded in "Non-regulated Generation property, plant and equipment" on the Consolidated Balance Sheet.

Wind Site in Freeborn County, Minnesota - In 2009, WPL acquired approximately 400 MW of wind site capacity in Freeborn County, Minnesota. The initial 200 MW of the wind site was utilized to construct the Bent Tree - Phase I wind project, which began generating electricity in 2010. Future development of the balance of the wind site will depend on numerous factors such as renewable portfolio standards, environmental legislation, fossil fuel prices, technology advancements and transmission capabilities. As of Dec. 31, 2011, Alliant Energy's capitalized costs related to the remaining approximately 200 MW of wind site capacity in Freeborn County, Minnesota were $13 million and were recorded in "Other property, plant and equipment" on the Consolidated Balance Sheet.

Bent Tree - Phase I Wind Project - In 2009, WPL received approval from the MPUC and PSCW to construct the 200 MW Bent Tree - Phase I wind project. Alliant Energy incurred capitalized expenditures of $435 million and recognized $14 million of AFUDC for the wind project. In 2010, WPL placed $265 million of the wind project into service. In 2011, WPL placed the remaining portion of the wind project into service, which resulted in a transfer of $184 million of capitalized project costs from "Construction work in progress - Bent Tree - Phase I wind project" to "Electric plant in service" on the Consolidated Balance Sheet in 2011. At Dec. 31, 2011, the capitalized project costs for the Bent Tree - Phase I wind project of $449 million were recorded in "Electric plant in service" on the Consolidated Balance Sheet. The capitalized costs for the wind project are being depreciated using a straight-line method of depreciation over a 30-year period. Refer to Note 19 for discussion of AROs recorded in 2010 related to WPL's Bent Tree - Phase I wind project.

Wind Site in Green Lake and Fond du Lac Counties in Wisconsin - In 2009, WPL purchased development rights to an approximate 100 MW wind site in Green Lake and Fond du Lac Counties in Wisconsin. Due to events in 2011 resulting in uncertainty regarding wind siting requirements in Wisconsin and increased risks with permitting this wind site, Alliant Energy determined it would be difficult to sell or effectively use the site for wind development. As a result, Alliant Energy recognized a $5 million impairment in 2011 for the amount of capitalized costs incurred for this site. The impairment was recorded as a reduction to "Other property, plant and equipment" on the Consolidated Balance Sheet and a charge to "Utility - other operation and maintenance" in the Consolidated Statement of Income in 2011.

Environmental Compliance Plans Projects -

WPL's Edgewater Unit 5 Emission Controls Project - WPL is currently installing a selective catalytic reduction (SCR) system at Edgewater Unit 5 to reduce nitrogen oxide (NOx) emissions at the generating facility. Construction began in the third quarter of 2010 and is expected to be completed prior to May 2013 when additional NOx emission reductions at Edgewater are required for WPL to comply with Wisconsin Reasonably Available Control Technology (RACT) Rule compliance deadlines. As of Dec. 31, 2011, Alliant Energy recorded capitalized expenditures of $75 million and AFUDC of $3 million for the SCR system in "Construction work in progress - Edgewater Generating Station Unit 5 emission controls" on the Consolidated Balance Sheet.

Coal-fired Generation Project -

WPL's Edgewater Unit 5 Purchase - In March 2011, WPL purchased WEPCO's 25% ownership interest in Edgewater Unit 5 for $38 million. The $38 million was equal to WEPCO's net book value of the facility and related assets at the time of the purchase. WPL now owns 100% of Edgewater Unit 5. As of the closing date, the carrying values of the assets purchased were as follows (in millions):

Electric plant in service	$84
Accumulated depreciation	(50)
CWIP	2
Production fuel	1
Materials and supplies	1
	$38

Retirements -

Sixth Street - Sixth Street was shut down in June 2008 as a result of significant damage caused by severe flooding in downtown Cedar Rapids. Sixth Street was a facility that generated electricity and was also a source of steam generating capability in downtown Cedar Rapids. In 2009, IPL announced its decision to discontinue providing steam service to customers in downtown Cedar Rapids resulting in a $4 million impairment charge related to the steam assets associated with Sixth Street. The impairment charge was recorded as a reduction in steam plant in service and a charge to "Utility - other operation and maintenance" in the Consolidated Statement of Income in 2009. In 2010, IPL completed its evaluation of the future viability of Sixth Street in 2010 and decided not to rebuild electric operations at Sixth Street resulting in a $4 million impairment charge related to the assets of Sixth Street that was recorded in CWIP. The impairment was recorded as a reduction in CWIP and a charge to "Utility - other operation and maintenance" in the Consolidated Statement of Income in 2010.

In January 2011, IPL received approval from the IUB to recover $16 million from its retail electric customers in Iowa over a five-year period ending February 2016 for a portion of the remaining net book value and impaired CWIP at Sixth Street. This recovery was recorded as a $16 million increase in "Regulatory assets" and a $14 million increase in "Utility accumulated depreciation" on the Consolidated Balance Sheet and a $2 million credit to "Utility - other operation and maintenance" in the Consolidated Statement of Income in 2010. Alliant Energy also recognized a $7 million impairment charge in 2010 related to the remaining net book value of Sixth Street that the IUB did not allow IPL to recover. This impairment was recorded in "Utility - other operation and maintenance" in the Consolidated Statement of Income in 2010. Refer to Note 1(b) for further discussion of the regulatory assets related to Sixth Street.

Depreciation - IPL and WPL use a combination of remaining life and straight-line depreciation methods as approved by their respective regulatory commissions. The composite or group method of depreciation is used, in which a single depreciation rate is applied to the gross investment in a particular class of property. This method pools similar assets and then depreciates each group as a whole. Periodic depreciation studies are performed to determine the appropriate group lives, net salvage and group depreciation rates. These depreciation studies are subject to review and approval by IPL's and WPL's respective regulatory commissions. Depreciation expense is included within the recoverable cost of service component of rates charged to customers. The average rates of depreciation for electric, gas and other properties, consistent with current rate making practices, were as follows:

	IPL			WPL		
	2011	2010	2009	**2011**	2010	2009
Electric:						
Generation	**3.5%**	3.7%	3.4%	**3.3%**	2.9%	3.2%
Distribution	**2.4%**	2.7%	2.7%	**2.9%**	2.6%	3.0%
Gas	**3.5%**	3.3%	3.1%	**2.6%**	2.2%	2.8%
Other	**4.8%**	4.9%	6.0%	**5.2%**	6.5%	6.4%

In January 2012, the MPUC issued an order approving the implementation of updated depreciation rates for IPL as a result of a recently completed depreciation study. IPL estimates that the new average rates of depreciation for its electric generation and distribution properties will be approximately 3.8% and 2.5%, respectively, during 2012.

AFUDC - AFUDC represents costs to finance construction additions including a return on equity component and cost of debt component as required by regulatory accounting. The concurrent credit for the amount of AFUDC capitalized is recorded as "Allowance for funds used during construction" in the Consolidated Statements of Income. The amount of AFUDC generated by equity and debt components was as follows (in millions):

	Alliant Energy			IPL			WPL		
	2011	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Equity	**$7.6**	$11.2	$28.2	**$3.5**	$3.0	$24.2	**$4.1**	$8.2	$4.0
Debt	**4.4**	6.8	11.5	**2.3**	2.5	9.8	**2.1**	4.3	1.7
	$12.0	$18.0	$39.7	**$5.8**	$5.5	$34.0	**$6.2**	$12.5	$5.7

WPL recognized $1 million, $10 million and $3 million of AFUDC in 2011, 2010 and 2009, respectively, for its Bent Tree - Phase I wind project, a portion of which was placed in service in 2010 and 2011. IPL recognized $21 million of AFUDC in 2009 for its Whispering Willow - East wind project, which was placed in service in 2009.

AFUDC for IPL's construction projects is calculated in accordance with FERC guidelines. AFUDC for WPL's retail and wholesale jurisdiction construction projects is calculated in accordance with PSCW and FERC guidelines, respectively. The AFUDC recovery rates, computed in accordance with the prescribed regulatory formula, were as follows (Not Applicable (N/A)):

	2011	2010	2009
IPL (FERC formula - Whispering Willow - East)	**N/A**	N/A	8.4%
IPL (FERC formula - other projects)	**8.5%**	4.8%	8.0%
WPL (PSCW formula - retail jurisdiction) (a)	**8.8%**	8.8%	9.0%
WPL (FERC formula - wholesale jurisdiction)	**6.2%**	7.2%	6.7%

(a) Consistent with the PSCW's retail rate case order issued in 2009, WPL earned a current return on 50% of the estimated CWIP related to its Bent Tree - Phase I wind project for 2010 and accrued AFUDC on the remaining 50% in 2010. In addition, the PSCW's order changed WPL's AFUDC recovery rate to 8.8% from 9.0% effective Jan. 1, 2010.

(f) Non-regulated and Other Property, Plant and Equipment -
General - Non-regulated and other property, plant and equipment is recorded at the original cost of acquisition or construction, which includes material, labor and contractor services. Repairs, replacements and renewals of items of property determined to be less than a unit of property or that do not increase the property's life or functionality are charged to maintenance expense. The Sheboygan Falls Energy Facility within Alliant Energy's Non-regulated Generation business represents a large portion of the non-regulated and other property, plant and equipment and is being depreciated using the straight-line method over a 35-year period. The property, plant and equipment related to Corporate Services, Transportation, RMT and other non-regulated investments is depreciated using the straight-line method over periods ranging from 5 to 30 years. Upon retirement or sale of non-regulated and other property, plant and equipment, the original cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the Consolidated Statements of Income. Refer to Note 1(e) for discussion of Resources' Franklin County wind project, which is currently under construction and is expected to be placed in service by the end of 2012.

(g) Operating Revenues -
Utility - Revenues from Alliant Energy's utility business are primarily from electricity and natural gas sales and are recognized on an accrual basis as services are rendered or commodities are delivered to customers. Energy sales to individual customers are based on the reading of customers' meters, which occurs on a systematic basis throughout each reporting period. Amounts of energy delivered to customers since the date of the last meter reading are estimated at the end of each reporting period and the corresponding estimated unbilled revenue is recorded. The unbilled revenue estimate is based on daily system demand volumes, estimated customer usage by class, weather impacts, line losses and the most recent customer rates.

IPL and WPL participate in bid/offer-based wholesale energy and ancillary services markets operated by the Midwest Independent Transmission System Operator (MISO). IPL's and WPL's customers and generating resources are located in the MISO region. MISO requires that all load serving entities and generation owners, including IPL and WPL, submit hourly day-ahead and/or real-time bids and offers for energy and ancillary services. The MISO day-ahead and real-time transactions are grouped together, resulting in a net supply to or net purchase from MISO of megawatt-hours (MWhs) for each hour of each day. The net supply to MISO is recorded in "Electric operating revenues" and the net purchase from MISO is recorded in "Electric production fuel and energy purchases" in the Consolidated Statements of Income. IPL and WPL also periodically engage in related transactions in PJM Interconnection, LLC's bid/offer-based wholesale energy market, which are accounted for similar to the MISO transactions.

Non-regulated - Revenues from Alliant Energy's non-regulated businesses are primarily from its RMT business and are recognized on an accrual basis based on services provided as specified under contract terms. Alliant Energy's RMT business accounts for revenues from certain large construction management projects under the percentage of completion and cost-to-cost methods. Revenues from fixed-price and modified fixed-price construction contracts are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to the estimated total costs for each contract. This method is used because management considers total costs to be the best available measure of progress on these contracts. Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred during the reporting period plus the fee earned, measured by the cost-to-cost method. Revenues from time-and-material contracts are recognized in the period the work is performed.

Taxes Collected from Customers - Certain of Alliant Energy's subsidiaries serve as collection agents for sales or various other taxes and record revenues on a net basis. Operating revenues do not include the collection of the aforementioned taxes.

(h) Utility Cost Recovery Mechanisms -
Electric Production Fuel and Energy Purchases (fuel-related costs) - Alliant Energy incurs fuel-related costs each period to generate and purchase the electricity to meet the demand of its electric customers. These fuel-related costs include the cost of fossil fuels (primarily coal) used during each period to produce electricity at its generating facilities, electricity purchased each period from wholesale energy markets (primarily MISO) and under long-term purchased power agreements (PPAs), costs for allowances acquired to allow certain emissions (primarily SO2 and NOx) from its generating facilities and costs for chemicals utilized to control emissions from its generating facilities. Alliant Energy records these fuel-related costs in "Electric production fuel and energy purchases" in the Consolidated Statements of Income.

IPL Retail - The cost recovery mechanisms applicable for IPL's retail electric customers provide for subsequent adjustments to their electric rates for changes in electric production fuel and purchased energy costs. Fuel adjustment clause rules applicable to IPL's Iowa retail jurisdiction also currently allow IPL to recover prudently incurred costs for emission allowances required to comply with EPA regulations including the Acid Rain program and CAIR through the fuel adjustment clause. Changes in the under-/over-collection of these costs each period are recognized in "Electric production fuel and energy purchases" in the Consolidated Statements of Income. The cumulative effects of the under-/over-collection of these costs are recorded in current "Regulatory assets" or current "Regulatory liabilities" on the Consolidated Balance Sheets until they are reflected in future billings to customers. The fuel adjustment clause rules applicable to IPL's Iowa retail jurisdiction currently do not contain a provision for recovery of emission control chemical costs to flow through the fuel adjustment clause. The fuel adjustment clause rules applicable to IPL's Minnesota retail jurisdiction currently do not contain a provision for recovery of emission allowance costs or emission control chemical costs through the fuel adjustment clause.

WPL Retail - The cost recovery mechanism applicable for WPL's retail electric customers was changed effective January 2011. For periods prior to 2011, WPL's retail electric rates approved by the PSCW were based on forecasts of forward-looking test periods and included estimates of future fuel-related costs anticipated during the test period. During each electric retail rate proceeding, the PSCW set fuel monitoring ranges based on the forecasted fuel-related costs used to determine retail base rates. If WPL's actual fuel-related costs fell outside these fuel monitoring ranges during the test period, WPL and/or other parties could request, and the PSCW could authorize, an adjustment to future retail electric rates based on changes in fuel-related costs only. The PSCW could also authorize an interim retail rate increase. However, if the final retail rate increase was less than the monitoring range threshold required to be met in order to request interim rate relief, all interim rates collected would be subject to refund to WPL's retail customers with interest at the current authorized return on common equity rate. In addition, if the final retail rate increase was less than the interim retail rate increase, WPL must refund any excess collections above the final rate increase to its retail customers with interest at the current authorized return on common equity rate.

For periods after 2010, the cost recovery mechanism applicable for WPL's retail electric customers continues to be based on forecasts of fuel-related costs expected to be incurred during forward-looking test year periods and fuel monitoring ranges determined by the PSCW during each electric retail rate proceeding or in a separate fuel cost plan approval proceeding. However, under the new cost recovery mechanism if WPL's actual fuel-related costs fall outside these fuel monitoring ranges during the test period, WPL is authorized to defer the incremental under-/over-collection of fuel costs that are outside the approved ranges. Deferral of under-collections are reduced to the extent actual return on common equity earned by WPL during the fuel cost plan year exceeds the most recently authorized return on common equity. Such deferred amounts are recognized in "Electric production fuel and energy purchases" in the Consolidated Statements of Income each period. The cumulative effects of these deferred amounts are recorded in current "Regulatory assets" or current "Regulatory liabilities" on the Consolidated Balance Sheets until they are reflected in future billings to customers. Effective January 2012, WPL's retail fuel-related costs will include costs for emission allowances and emission control chemicals. Prior to 2012, WPL's retail fuel-related costs have excluded costs for emission allowances and emission control chemicals.

IPL and WPL Wholesale - The cost recovery mechanisms applicable for IPL's and WPL's wholesale electric customers provide for subsequent adjustments to their electric rates for changes in electric production fuel and purchased energy costs. Changes in the under-/over-collection of these costs each period are recognized in "Electric production fuel and energy purchases" in the Consolidated Statements of Income. The cumulative effects of the under-/over-collection of these costs are recorded in current "Regulatory assets" or current "Regulatory liabilities" on the Consolidated Balance Sheets until they are reflected in future billings to customers. IPL's and WPL's costs for emission allowances and emission control chemicals are recovered through the capacity charge component of their respective wholesale formula rates.

Purchased Electric Capacity - Alliant Energy enters into PPAs to help meet the electricity demand of its customers. Certain of these PPAs include minimum payments for IPL's and WPL's rights to electric generating capacity, which are charged each period to "Purchased electric capacity" in the Consolidated Statements of Income. Purchased electric capacity expenses are recovered from IPL's and WPL's retail electric customers through changes in base rates determined during periodic rate proceedings. Purchased electric capacity expenses are recovered from wholesale electric customers of IPL and WPL through annual changes in base rates determined by a formula rate structure.

Electric Transmission Service - Alliant Energy incurs costs for the transmission of electricity to its customers and charges these costs each period to "Electric transmission service" in the Consolidated Statements of Income. Electric transmission service expenses are recovered from WPL's retail electric customers through changes in base rates determined during periodic rate proceedings. Electric transmission service expenses are recovered from IPL's and WPL's wholesale electric customers through annual changes in base rates determined by a formula rate structure. Prior to 2011, electric transmission service expenses were recovered from IPL's retail electric customers through changes in base rates determined during periodic rate proceedings.

In January 2011, the IUB approved IPL's proposal to implement a transmission cost rider for recovery of electric transmission service expenses with certain conditions. The IUB stipulated that the rider would be implemented on a pilot basis conditional upon IPL's agreement to not file an electric base rate case for three years from the date of the order and meet additional reporting requirements. In January 2011, IPL accepted the transmission cost rider with the IUB's conditions.

Effective February 2011, electric transmission service expenses were removed from base rates and billed to IPL's Iowa electric retail customers through the transmission cost rider. This new cost recovery mechanism provides for subsequent adjustments to electric rates charged to Iowa electric retail customers for changes in electric transmission service expenses. Changes in the under-/over-collection of these costs each period are recognized in "Electric transmission service" in the Consolidated Statements of Income. The cumulative effects of the under-/over-collection of these costs are recorded in current "Regulatory assets" or current "Regulatory liabilities" on the Consolidated Balance Sheets until they are reflected in future billings to customers.

Cost of Gas Sold - Alliant Energy incurs costs for the purchase, transportation and storage of natural gas to serve its gas customers and charges the costs associated with the natural gas delivered to customers during each period to "Cost of gas sold" in the Consolidated Statements of Income. The tariffs for IPL's and WPL's retail gas customers provide for subsequent adjustments to their rates for changes in the cost of gas sold. Changes in the under-/over-collection of these costs are also recognized in "Cost of gas sold" in the Consolidated Statements of Income. The cumulative effects of the under-/over-collection of these costs are recorded in current "Regulatory assets" or current "Regulatory liabilities" on the Consolidated Balance Sheets until they are reflected in future billings to customers.

Energy Efficiency Costs - Alliant Energy incurs costs to fund energy efficiency programs and initiatives that help customers reduce their energy usage and charges these costs incurred each period to "Utility - other operation and maintenance" in the Consolidated Statements of Income. Energy efficiency costs incurred by IPL are recovered from its retail electric and gas customers in Iowa through an additional tariff called an energy efficiency cost recovery (EECR) factor. EECR factors are revised annually and include a reconciliation to eliminate any under-/over-collection of energy efficiency costs from prior periods. Energy efficiency costs incurred by WPL are recovered from retail electric and gas customers through changes in base rates determined during periodic rate proceedings and include a reconciliation to eliminate any under-/over-collection of energy efficiency costs from prior periods. Changes in the under-/over-collection of energy efficiency costs each period are recognized in "Utility - other operation and maintenance" in the Consolidated Statements of Income. The cumulative effects of the under-/over-collection of these costs are recorded in current "Regulatory assets" or current "Regulatory liabilities" on the Consolidated Balance Sheets until they are reflected in future billings to customers.

Refer to Notes 1(b) and 2 for additional information regarding these utility cost recovery mechanisms.

(i) Financial Instruments - Alliant Energy periodically uses financial instruments for risk management purposes to mitigate exposures to fluctuations in certain commodity prices, transmission congestion costs and currency exchange rates. The fair value of those financial instruments that are determined to be derivatives are recorded as assets or liabilities on the Consolidated Balance Sheets. Derivative instruments representing unrealized gain positions are reported as derivative assets, and derivative instruments representing unrealized loss positions are reported as derivative liabilities at the end of each reporting period. Alliant Energy also has certain commodity purchase and sales contracts that have been designated, and qualify for, the normal purchase and sale exception and based on this designation, these contracts are accounted for on the accrual basis of accounting. Alliant Energy does not offset fair value amounts recognized for the right to reclaim cash collateral (receivable) or the obligation to return cash collateral (payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. Refer to Note 1(b) for discussion of the recognition of regulatory assets related to the unrealized losses on IPL's and WPL's derivative instruments. Refer to Notes 12 and 13(e) for further discussion of derivatives and related credit risk, respectively.

(j) Pension and Other Postretirement Benefits Plans - Corporate Services sponsors various pension and other postretirement benefits plans. The costs related to Corporate Services' plans are allocated to IPL, WPL, Resources and the parent company based on labor costs of plan participants.

(k) Asset Impairments -
Property, Plant and Equipment of Regulated Operations - Property, plant and equipment of regulated operations are reviewed for possible impairment whenever events or changes in circumstances indicate all or a portion of the carrying value of the assets may be disallowed for rate making purposes. If IPL or WPL are disallowed recovery of any portion of the carrying value of their regulated property, plant and equipment, an impairment charge is recognized equal to the amount of the carrying value that was disallowed. If IPL or WPL are disallowed a full or partial return on the carrying value of their regulated property, plant and equipment, an impairment charge is recognized equal to the difference between the carrying value and the present value of the future revenues expected from their regulated property, plant and equipment. Refer to Note 1(e) for discussion of impairments recorded in 2011 and 2010 related to IPL's Whispering Willow - East wind project.

Property, Plant and Equipment of Non-regulated Operations and Intangible Assets - Property, plant and equipment of non-regulated operations and intangible assets are reviewed for possible impairment whenever events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Impairment is indicated if the carrying value of an asset exceeds its undiscounted future cash flows. An impairment charge is recognized equal to the amount the carrying value exceeds the asset's fair value. Refer to Note 1(e) for discussion of an impairment recorded in 2011 related to WPL's Green Lake and Fond du Lac Counties wind site. Refer to Notes 1(b) and 16 for additional discussion of intangible assets, including emission allowance impairments recorded in 2011 resulting from the EPA's issuance of CSAPR in July 2011.

Unconsolidated Equity Investments - If events or circumstances indicate the carrying value of investments accounted for under the equity method of accounting may not be recoverable, potential impairment is assessed by comparing the fair value of these investments to their carrying values as well as assessing if a decline in fair value is temporary. If an impairment is indicated, a charge is recognized equal to the amount the carrying value exceeds the investment's fair value. Refer to Note 10(a) for additional discussion of investments accounted for under the equity method of accounting.

(l) Operating Leases - WPL has certain PPAs that provide it exclusive rights to all or a substantial portion of the output from the specific generating facility over the contract term and therefore are accounted for as operating leases. Costs associated with these PPAs are included in "Electric production fuel and energy purchases" and "Purchased electric capacity" in the Consolidated Statements of Income based on monthly payments for these PPAs. Monthly capacity payments related to one of these PPAs is higher during the peak demand period from May 1 through Sep. 30 and lower in all other periods during each calendar year. These seasonal differences in capacity charges are consistent with expected market pricing trends and the expected usage of energy from the facility.

(m) Emission Allowances - Emission allowances are granted by the EPA at zero cost and permit the holder of the allowances to emit certain gaseous by-products of fossil fuel combustion, including SO2 and NOx. Unused emission allowances may be bought and sold or carried forward to be utilized in future years. Acid Rain and CAIR emission allowances are not eligible to be used for compliance requirements under CSAPR, and CSAPR emission allowances are not eligible to be used for compliance requirements under Acid Rain regulations and CAIR. Purchased emission allowances are recorded as intangible assets at their original cost and evaluated for impairment as long-lived assets to be held and used. Emission allowances allocated to or acquired by Alliant Energy are held primarily for consumption. Amortization of emission allowances is based upon a weighted average cost for each category of vintage year utilized during the reporting period and is recorded in "Electric production fuel and energy purchases" in the Consolidated Statements of Income. Cash inflows and outflows related to sales and purchases of emission allowances are recorded as investing activities in the Consolidated Statements of Cash Flows. Refer to Note 16 for additional discussion of emission allowances, including emission allowance impairments recorded in the third quarter of 2011 resulting from the EPA's issuance of CSAPR in July 2011, and Note 1(b) for information regarding regulatory assets and regulatory liabilities related to emission allowances.

(n) AROs - The fair value of any retirement costs associated with an asset for which Alliant Energy has a legal obligation is recorded as a liability with an equivalent amount added to the asset cost when an asset is placed in service or when sufficient information becomes available to determine a reasonable estimate of the fair value of future retirement costs. The fair value of AROs is generally determined using discounted cash flow analyses. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Accretion and depreciation expense related to IPL's and WPL's regulated operations is recorded to regulatory assets on the Consolidated Balance Sheets. Upon regulatory approval to recover AROs expenditures, these regulatory assets are amortized to depreciation and amortization expense on the Consolidated Statements of Income over the same time period that customer rates are increased to recover the ARO expenditures. Upon settlement of the ARO liability, an entity settles the obligation for its recorded amount or incurs a gain or loss. Any gain or loss related to IPL's and WPL's regulated operations is recorded to regulatory liabilities or regulatory assets on the Consolidated Balance Sheets. Refer to Note 19 for additional discussion of AROs.

(o) Debt Issuance and Retirement Costs - Alliant Energy defers and amortizes debt issuance costs and debt premiums or discounts over the expected lives of IPL's and WPL's respective debt issues, considering maturity dates and, if applicable, redemption rights held by others. Alliant Energy's remaining businesses expense in the period of retirement any unamortized debt issuance costs and debt premiums or discounts on debt retired early. Refer to Note 9(b) for details on long-term debt and a loss on early extinguishment of debt in 2009, and Note 1(b) for information on IPL's and WPL's regulatory assets related to debt retired early or refinanced.

(p) Allowance for Doubtful Accounts - Alliant Energy maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Alliant Energy estimates the allowance for doubtful accounts based on historical write-offs, customer arrears and other economic factors within its service territories. Allowance for doubtful accounts at Dec. 31 was as follows (in millions):

	2011	2010
Customer (a)	**$1.6**	$2.5
Other	**2.6**	1.9
	$4.2	$4.4

(a) Refer to Note 4(a) for discussion of IPL's sales of accounts receivable program.

(2) UTILITY RATE CASES

IPL's Minnesota Retail Electric Rate Case (2009 Test Year) - In May 2010, IPL filed a request with the MPUC to increase annual rates for its Minnesota retail electric customers by $15 million, or approximately 22%. The request was based on a 2009 historical test year as adjusted for certain known and measurable items at the time of the filing. The key drivers for the filing included recovery of investments in the Whispering Willow - East wind project and emission control projects at Lansing Unit 4, and recovery of increased electric transmission service costs. In conjunction with the filing, IPL implemented an interim retail rate increase of $14 million, on an annual basis, effective July 6, 2010. In 2011 and 2010, Alliant Energy recorded $12 million and $5 million, respectively, in electric revenues from IPL's Minnesota retail electric customers related to the interim retail electric rate increase and the reserve for rate refund discussed below. In November 2011, IPL received an order from the MPUC authorizing a final annual retail electric rate increase equivalent to $11 million. The final annual retail electric rate increase of $11 million includes $8 million of higher base rates, $2 million from the temporary renewable energy rider and $1 million from the utilization of regulatory liabilities to offset higher electric transmission service costs. As of Dec. 31, 2011, Alliant Energy reserved $4 million, including interest, for refunds anticipated to be paid to IPL's Minnesota retail electric customers in 2012 in accordance with the MPUC's November 2011 order. Refer to Note 1(b) for discussion of changes to regulatory assets and regulatory liabilities in 2011 based on the MPUC's decisions to provide IPL's retail electric customers in Minnesota additional refunds from the gain on the sale of electric transmission assets in 2007 and to provide IPL recovery of $2 million of previously incurred costs for Sutherland #4. Refer to Note 1(e) for discussion of an impairment recognized in 2011 based on the MPUC's decision regarding the recovery of Whispering Willow - East wind project costs.

IPL's Iowa Retail Electric Rate Case (2009 Test Year) - In March 2010, IPL filed a request with the IUB to increase annual rates for its Iowa retail electric customers. The request was based on a 2009 historical test year as adjusted for certain known and measurable changes occurring up to 12 months after the commencement of the proceeding. The key drivers for the filing included recovery of investments in the Whispering Willow - East wind project and emission control projects at Lansing Unit 4, and recovery of increased electric transmission service costs. In conjunction with the filing, IPL implemented an interim retail electric rate increase of $119 million, on an annual basis, effective March 20, 2010. In 2011 and 2010, Alliant Energy recorded $122 million and $96 million, respectively, in electric revenues from IPL's Iowa retail electric customers related to the retail electric rate increase and the rate refund discussed below. In February 2011, IPL received an order from the IUB authorizing a final annual retail electric rate increase of $114 million, or approximately 10%. In 2011, IPL refunded $5 million, including interest, to its retail electric customers in Iowa. Refer to Note 1(b) for discussion of the IUB's decision in a January 2011 order allowing IPL to recover $7 million of flood-related costs incurred in 2009, to use regulatory liabilities to provide credits to retail electric customers in Iowa under a tax benefit rider, to use regulatory liabilities to offset the recovery of $26 million of costs incurred for its Whispering Willow - East wind project and to use regulatory liabilities to offset transmission service expenses related to ITC's 2009 transmission revenue true-up adjustment. Refer to Note 1(e) for discussion of the IUB's decision in a January 2011 order disallowing IPL a return on a portion of its Whispering Willow - East wind project costs.

IPL's Iowa Retail Electric Rate Case (2008 Test Year) - In March 2009, IPL filed a request with the IUB to increase annual rates for its Iowa retail electric customers. The request was based on a 2008 historical test year as adjusted for certain known and measurable changes occurring up to 12 months after the commencement of the proceeding. In conjunction with the filing, IPL implemented an interim retail electric rate increase of $84 million, on an annual basis, effective March 27, 2009. In January 2010, IPL received an order from the IUB authorizing final rates equivalent to the interim rate increase. Refer to Note 1(b) for discussion of the IUB's decision in the January 2010 order allowing IPL to recover $8 million of flood-related costs incurred in 2008, to use regulatory liabilities to offset the recovery of $26 million of costs incurred for the cancelled Sutherland #4 base-load project and to use regulatory liabilities to offset up to $46 million of transmission costs expected to be billed to IPL in 2010 related to ITC's 2008 transmission revenue true-up adjustment.

WPL's Retail Fuel-related Rate Case (2012 Test Year) - In May 2011, WPL filed a request with the PSCW to increase annual retail electric rates by $13 million to recover anticipated increases in retail electric production fuel and energy purchases (fuel-related costs) in 2012 due to higher purchased power energy costs and emission compliance costs. In July 2011, the EPA issued CSAPR, which was expected to require SO2 and NOx emissions reductions from WPL's fossil-fueled electric generating units (EGUs) with greater than 25 MW of capacity located in Wisconsin beginning in 2012. After evaluating CSAPR, in November 2011, WPL revised its request for an annual retail electric rate increase to $31 million to reflect higher anticipated emission compliance costs. In December 2011, WPL received an order from the PSCW authorizing an annual retail electric rate increase of $4 million related to expected changes in retail fuel-related costs. The December 2011 order also required WPL to defer direct CSAPR compliance costs that are not included in the fuel monitoring level and set a zero percent tolerance band for the CSAPR-related deferral. The 2012 fuel costs, excluding deferred CSAPR compliance costs, will be monitored using an annual bandwidth of plus or minus 2%. The rate change granted from this request was effective Jan. 1, 2012. Subsequent to the PSCW order issued in December 2011, the D.C. Circuit Court stayed the implementation of CSAPR and directed the EPA to reinstate CAIR. Alliant Energy is currently unable to predict the final outcome of the CSAPR stay and the impact on its financial condition or results of operations. Refer to Note 1(b) for further discussion of CSAPR.

WPL's Retail Electric Rate Case (2011 Test Year) - In April 2010, WPL filed a request with the PSCW to reopen the rate order for its 2010 test year to increase annual retail electric rates for 2011. The request was based on a forward-looking test period that included 2011. The key drivers for the filing included recovery of investments in WPL's Bent Tree - Phase I wind project and expiring deferral credits, partially offset by lower variable fuel expenses. In December 2010, WPL received an order from the PSCW authorizing an annual retail electric rate increase of $8 million, or approximately 1%, effective Jan. 1, 2011. This $8 million increase in annual rates effective Jan. 1, 2011, combined with the termination of the $9 million interim fuel-related rate increase effective Dec. 31, 2010, resulted in a net $1 million decrease in annual retail electric rates charged to customers effective January 2011. Refer to "WPL's Retail Fuel-related Rate Case (2010 Test Year)" below for additional details of the interim fuel-related rate increase implemented in 2010 and a $5 million reduction to the 2011 test year base rate increase for refunds owed to retail electric customers related to interim fuel cost collections in 2010.

WPL's Retail Rate Case (2010 Test Year) - In December 2009, WPL received an order from the PSCW authorizing an annual retail electric rate increase of $59 million, or approximately 6%, and an annual retail natural gas rate increase of $6 million, or approximately 2%, effective January 2010. Refer to Note 1(b) for discussion of the PSCW's decision in the December 2009 order regarding recovery of previously incurred costs for the cancelled Nelson Dewey #3 base-load project.

WPL's Retail Fuel-related Rate Case (2010 Test Year) - In April 2010, WPL filed a request with the PSCW to increase annual retail electric rates by $9 million to recover anticipated increased fuel-related costs in 2010. Actual fuel-related costs through March 2010, combined with projections of continued higher fuel-related costs for the remainder of 2010, significantly exceeded the amounts being recovered in retail electric rates at the time of the filing. WPL received approval from the PSCW to implement an interim rate increase of $9 million, on an annual basis, effective in June 2010. Updated annual 2010 fuel-related costs during the proceeding resulted in WPL no longer qualifying for a fuel-related rate increase for 2010. In December 2010, the PSCW issued an order authorizing no increase in retail electric rates in 2010 related to fuel-related costs and required the interim rate increase to terminate at the end of 2010. The order also authorized WPL to use $5 million of the interim fuel rates collected in 2010 as a reduction to the 2011 test year base rate increase. As of Dec. 31, 2011, Alliant Energy's remaining reserves were $1 million, including interest, for interim fuel cost collections in 2010.

Refer to Note 1(h) for further discussion of WPL's fuel cost recovery mechanism and Note 1(b) for discussion of various other rate matters.

(3) LEASES

(a) Operating Leases - Alliant Energy has entered into various agreements related to property, plant and equipment rights that are accounted for as operating leases. Alliant Energy's most significant operating leases relate to certain PPAs. These PPAs contain fixed rental payments related to capacity and contingent rental payments related to the energy portion (actual MWhs) of the respective PPAs. Rental expenses associated with Alliant Energy's operating leases were as follows (in millions):

	2011	2010	2009
Operating lease rental expenses (excluding contingent rentals)	**$72**	$73	$79
Contingent rentals related to certain PPAs	**4**	4	7
Other contingent rentals	**1**	1	1
	$77	$78	$87

At Dec. 31, 2011, Alliant Energy's future minimum operating lease payments, excluding contingent rentals, were as follows (in millions):

	2012	2013	2014	2015	2016	Thereafter	Total
Riverside Energy Center (Riverside) PPA (a)	$59	$17	$--	$--	$--	$--	$76
Synthetic leases (b)	43	2	4	1	--	--	50
Other	8	9	4	4	3	20	48
	$110	$28	$8	$5	$3	$20	$174

(a) In November 2011, WPL filed a Certificate of Authority with the PSCW for the purchase of Riverside in the fourth quarter of 2012. A decision from the PSCW is expected in April 2012. If Riverside is purchased in the fourth quarter of 2012, capacity payments scheduled for 2013 will not occur. Refer to Note 20 for additional information on the Riverside PPA.

(b) The synthetic leases relate to the financing of certain corporate headquarters and utility railcars. The entities that lease these assets to Alliant Energy do not meet consolidation requirements and are not included on the Consolidated Balance Sheets. Alliant Energy has guaranteed the residual value of the related assets, which total $45 million in the aggregate. The guarantees extend through the maturity of each respective underlying lease with remaining terms up to four years. Residual value guarantee amounts have been included in the future minimum operating lease payments. Alliant Energy currently plans to exercise its option under the corporate headquarters lease and purchase the building at the expiration of the lease term in April 2012.

(b) Capital Leases -
At Dec. 31, 2011 and 2010, Alliant Energy's gross assets under its capital leases (excluding capital leases between related parties) were $7 million and $9 million, and the related accumulated amortization was $4 million and $3 million, respectively. At Dec. 31, 2011, Alliant Energy's future minimum capital lease payments were as follows (in millions):

	2012	2013	2014	2015	2016	Thereafter	Total	Less: amount representing interest	Present value of net minimum capital lease payments
Capital leases	$1	$1	$1	$-	$-	$1	$4	$1	$3

(4) RECEIVABLES

(a) Sales of Accounts Receivable - Effective April 1, 2010, IPL entered into an amended and restated Receivables Purchase and Sale Agreement (Agreement) whereby it may sell its customer accounts receivables, unbilled revenues and certain other accounts receivables to a third-party financial institution through wholly-owned and consolidated special purpose entities. The purchase commitment from the third-party financial institution expires in March 2012. IPL is currently pursuing the extension of the purchase commitment. IPL accounts for sales of receivables under the Agreement as transfers of financial assets. In exchange for the receivables sold, IPL will receive from the third-party financial institution cash proceeds (based on seasonal limits up to $160 million), and deferred proceeds recorded in "Accounts receivable" on the Consolidated Balance Sheets. IPL makes monthly payments to the third-party financial institution of an amount that varies based on interest rates, the length of time the cash proceeds remain outstanding and the total amount under commitment by the third-party financial institution. IPL has historically used proceeds from the sales of receivables to maintain flexibility in its capital structure, take advantage of favorable short-term rates and finance a portion of its cash needs.

Deferred proceeds are payable by the third-party financial institution solely from the collections of the receivables, but only after paying any required expenses to the third-party financial institution and the collection agent. Corporate Services acts as collection agent for the third-party financial institution and receives a fee for collection services. Alliant Energy believes that the allowance for doubtful accounts related to IPL's sales of receivables is a reasonable approximation of any credit risk of the customers that generated the receivables. Therefore, the carrying amount of deferred proceeds, after being reduced by the allowance for doubtful accounts, approximates the fair value of the deferred proceeds due to the short-term nature of the collection period. The carrying amount of deferred proceeds represents IPL's maximum exposure to loss related to the receivables sold.

As of Dec. 31, 2011 and 2010, IPL sold $195.3 million and $219.6 million aggregate amounts of receivables, respectively. IPL's maximum and average outstanding cash proceeds, and costs incurred related to the sales of receivables program were as follows (in millions):

	2011	2010	2009
Maximum outstanding aggregate cash proceeds (based on daily outstanding balances)	**$160.0**	$160.0	$170.0
Average outstanding aggregate cash proceeds (based on daily outstanding balances)	**118.1**	78.1	113.0
Costs incurred	**1.5**	1.4	2.1

As of Dec. 31, the attributes of IPL's receivables sold under the Agreement were as follows (in millions):

	2011	2010
Customer accounts receivable	**$122.4**	$133.0
Unbilled utility revenues	**65.4**	80.9
Other receivables	**7.5**	5.7
Receivables sold	**195.3**	219.6
Less: cash proceeds (a)	**140.0**	65.0
Deferred proceeds	**55.3**	154.6
Less: allowance for doubtful accounts	**1.6**	1.7
Fair value of deferred proceeds	**$53.7**	$152.9
Outstanding receivables past due	**$15.9**	$14.1

(a) Changes in cash proceeds are recorded in "Sales of accounts receivable" in operating activities in the Consolidated Statements of Cash Flows.

Additional attributes of IPL's receivables sold under the Agreement were as follows (in millions):

	2011	2010
Collections reinvested in receivables	**$1,795.7**	$1,354.2
Credit losses, net of recoveries	**10.9**	7.9

(b) Customer Accounts Receivable - Alliant Energy's RMT business accounts for revenues under the percentage of completion method for the majority of its renewable energy projects and the related accounts receivable are recognized at original invoice amount. Revenues recognized but not yet invoiced are recorded as unbilled revenue. Due to the large project volume RMT has experienced in 2011, RMT's customer accounts receivable and unbilled revenues have significantly increased in 2011. As of Dec. 31, 2011 and 2010, RMT's total customer accounts receivable and unbilled revenues were $101 million and $26 million, respectively, and were recorded in "Accounts receivable - customer" on the Consolidated Balance Sheets. Refer to Note 13(e) for discussion of credit risk related to RMT's customer accounts receivable.

(c) Whiting Petroleum Corporation (WPC) Tax Sharing Agreement - Prior to an initial public offering (IPO) of WPC in 2003, Alliant Energy and WPC entered into a tax separation and indemnification agreement pursuant to which Alliant Energy and WPC made tax elections. These tax elections had the effect of increasing the tax basis of the assets of WPC's consolidated tax group based on the sales price of WPC's shares in the IPO. The increase in the tax basis of the assets was included in income in Alliant Energy's U.S. federal income tax return for the calendar year 2003. Pursuant to the tax separation and indemnification agreement, WPC will be obligated to pay Resources 90% of any tax benefits realized annually due to the additional tax deductions from the increase in tax basis for years ending on or prior to Dec. 31, 2013. Such tax benefits will generally be calculated by comparing WPC's actual taxes to the taxes that would have been owed by WPC had the increase in basis not occurred. In 2014, WPC will be obligated to pay Resources the present value of the remaining tax benefits assuming all such tax benefits will be realized in future years. At the IPO closing date, Alliant Energy recorded a receivable from WPC based on the estimated present value of the payments expected from WPC. At Dec. 31, 2011 and 2010, the carrying value of this receivable was $27 million and $26 million, respectively. The current and non-current portions of this receivable are recorded in "Prepayments and other" and "Deferred charges and other," respectively, on the Consolidated Balance Sheets.

(d) Advances for Customer Energy Efficiency Projects - WPL and IPL offer energy efficiency programs to certain of their customers in Wisconsin and Minnesota, respectively. The energy efficiency programs provide low-cost financing to help customers identify, purchase and install energy efficiency improvement projects. The customers repay WPL and IPL with monthly payments over a term up to five years. The advances for and collections of customer energy efficiency projects are recorded as investing activities in the Consolidated Statements of Cash Flows. The current portion and non-current portion of outstanding advances for customer energy efficiency projects are recorded in "Accounts receivable - other" and "Deferred charges and other," respectively, on the Consolidated Balance Sheets. At Dec. 31, outstanding advances for customer energy efficiency projects were as follows (in millions):

	2011	2010
Current portion	**$22.2**	$28.0
Non-current portion	**28.2**	48.3
	$50.4	$76.3

(5) INCOME TAXES

Income Tax Expense (Benefit) - The components of "Income tax expense (benefit)" in the Consolidated Statements of Income were as follows (in millions):

	2011	2010	2009
Current tax expense (benefit):			
Federal	**$53.3**	$3.4	($141.2)
State	**14.0**	9.8	(4.4)
IPL's tax benefit rider	**(35.9)**	--	--
Deferred tax expense (benefit):			
Federal	**92.6**	167.7	135.8
State	**(17.5)**	4.8	(38.9)
Production tax credits	**(27.1)**	(11.2)	(4.7)
Investment tax credits	**(1.8)**	(1.8)	(1.9)
Provision recorded as a change in uncertain tax positions:			
Current	**16.3**	(84.0)	47.1
Deferred	**(38.3)**	59.6	--
Provision recorded as a change in accrued interest	**(0.5)**	(3.1)	(1.1)
	$55.1	$145.2	($9.3)

Income Tax Rates - The overall income tax rates shown in the following table were computed by dividing income tax expense (benefit) by income from continuing operations before income taxes.

	2011	2010	2009
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefits	**4.3**	4.7	7.8
Adjustment of prior period taxes	**0.5**	0.2	(6.2)
IPL's tax benefit rider	**(9.6)**	--	--
Production tax credits	**(7.2)**	(2.5)	(3.9)
Wisconsin Tax Legislation	**(5.0)**	--	--
Effect of rate making on property related differences:			
Federal	**(0.1)**	(1.1)	(2.4)
State	**(2.1)**	(3.2)	(2.4)
Federal Health Care Legislation	**--**	1.6	--
State filing changes	**--**	--	(33.8)
Other items, net	**(1.1)**	(2.7)	(1.9)
Overall income tax rate	**14.7%**	32.0%	(7.8%)

Adjustment of prior period taxes - In 2010, the IRS completed the audits of Alliant Energy's U.S. federal income tax returns for calendar years 2005 through 2008. The net impact of the completion of these audits and reversal of reserves for uncertain tax positions related to those audits resulted in Alliant Energy recognizing net income tax benefits in 2010 of $7 million. These income tax benefits decreased Alliant Energy's effective tax rate by 1.4% and are included, along with other adjustments, in "Adjustment of prior period taxes" in the 2010 column of the above table.

IPL's tax benefit rider - In January 2011, the IUB approved a tax benefit rider proposed by IPL, which utilizes tax-related regulatory liabilities to credit bills of Iowa retail electric customers beginning in February 2011 to help offset the impact of the recent rate increases on such customers. These regulatory liabilities are related to tax benefits from tax accounting method changes for repairs, mixed service costs and allocation of insurance proceeds from the floods in 2008. Alliant Energy's effective tax rates in 2011 include the impact of reducing income tax expense with offsetting reductions to regulatory liabilities as a result of implementing the tax benefit rider. Refer to Note 1(b) for additional details of IPL's tax benefit rider.

Production tax credits - Alliant Energy earns production tax credits from the wind projects it owns and operates. Production tax credits are based on the electricity generated by each wind project during the first 10 years of operations. Alliant Energy has three wind projects that are currently generating production tax credits: WPL's 68 MW Cedar Ridge wind project, which began generating electricity in late 2008; IPL's 200 MW Whispering Willow - East wind project, which began generating electricity in late 2009; and WPL's 200 MW Bent Tree - Phase I wind project, which began generating electricity in late 2010. Production tax credits (net of state tax impacts) resulting from these wind projects were as follows (in millions):

	2011	2010	2009
Whispering Willow - East (IPL)	**$12.3**	$7.7	$0.8
Bent Tree - Phase I (WPL) (a)	**9.3**	1.2	--
Cedar Ridge (WPL)	**4.5**	3.3	3.9
	26.1	12.2	4.7
Deferral (a)	**1.0**	(1.0)	--
	$27.1	$11.2	$4.7

(a) In accordance with its December 2009 order, the PSCW authorized WPL to defer the retail portion of the production tax credits generated from its Bent Tree - Phase I wind project in 2010. As a result of a regulatory assessment completed in 2011, the retail portion of the production tax credit deferral was reversed.

Wisconsin tax legislation - In June 2011, the 2011 Wisconsin Act 32 (Act 32) was enacted. The most significant provision of Act 32 for Alliant Energy authorizes combined groups to share net operating loss carryforwards that were incurred by group members prior to Jan. 1, 2009 and utilize these shared net operating losses over 20 years beginning after Dec. 31, 2011. Based on this provision of Act 32, Alliant Energy now anticipates its Wisconsin combined group will be able to fully utilize $368 million of Wisconsin net operating losses incurred by Alliant Energy and Resources prior to Jan. 1, 2009 to offset future taxable income and therefore reversed previously recorded deferred tax asset valuation allowances related to state net operating loss carryforwards of $19 million in 2011.

Effect of rate making on property related differences - Alliant Energy's state income taxes are impacted by certain property related differences at IPL for which deferred tax is not recorded in the income statement pursuant to Iowa rate making principles. The primary factor contributing to this impact on state taxes was tax depreciation related to IPL's Whispering Willow - East wind project, which was placed into service in late 2009 and resulted in a decrease in state taxes for Alliant Energy of approximately $6 million, $12 million and $2 million in 2011, 2010 and 2009, respectively.

Federal health care legislation - In 2010, the Patient Protection and Affordable Care Act, and Health Care and Education Reconciliation Act of 2010 (Federal Health Care Legislation) were enacted. One of the most significant provisions of the Federal Health Care Legislation for Alliant Energy requires a reduction in its tax deductions for retiree health care costs beginning in 2013, to the extent its drug expenses are reimbursed under the Medicare Part D retiree drug subsidy program. The reduction in the future deductibility of retiree health care costs accrued as of Dec. 31, 2009 required Alliant Energy to record deferred income tax expense of $7 million in 2010.

State filing changes - In 2009, the Wisconsin Senate Bill 62 (SB 62) was enacted. The most significant provision of SB 62 for Alliant Energy required combined reporting for corporate income taxation in Wisconsin beginning with tax returns filed for the calendar year 2009. This provision requires all legal entities in which Alliant Energy owns a 50% or more interest to file as members of a unitary return in Wisconsin. As a result of this provision in SB 62 and in order to take advantage of efficiencies that may be available as a result of IPL and WPL sharing resources and facilities, WPL filed as a member of Iowa consolidated tax returns beginning with calendar year 2009. Changes in state apportioned income tax rates resulting from Wisconsin combined reporting requirements and WPL's plans to be included in Iowa consolidated tax returns required Alliant Energy to adjust the carrying value of its deferred income tax assets and liabilities in 2009. The provisions of SB 62 initially made it unlikely that Alliant Energy would be able to utilize the majority of its current Wisconsin net operating loss carryforwards before they expire resulting in additional valuation allowances in 2009. Alliant Energy recognized net income tax benefits in 2009 of $40 million from the changes in state apportioned income tax rates and additional valuation allowances. Refer to "Wisconsin tax legislation" above for changes to Alliant Energy's assumptions regarding the utilization of state net operating loss carryforwards and related reversal of valuation allowances in 2011 as a result of a Wisconsin tax law change.

Deferred Tax Assets and Liabilities - Consistent with rate making treatment, deferred taxes are offset in the tables below for temporary differences that have related regulatory assets and regulatory liabilities. The deferred income tax (assets) and liabilities included on the Consolidated Balance Sheets at Dec. 31 arise from the following temporary differences (in millions):

	2011			2010		
	Deferred Tax Assets	**Deferred Tax Liabilities**	**Net**	Deferred Tax Assets	Deferred Tax Liabilities	Net
Property	**$--**	**$1,926.4**	**$1,926.4**	$--	$1,419.8	$1,419.8
Investment in American Transmission Company LLC (ATC)	**--**	**93.8**	**93.8**	--	83.9	83.9
Pension and other postretirement benefits obligations	**--**	**91.9**	**91.9**	--	51.1	51.1
Deferred portion of tax gain on IPL's electric transmission assets sale	**--**	**75.5**	**75.5**	--	100.3	100.3
Regulatory liability - DAEC sale	**(2.5)**	**--**	**(2.5)**	(13.7)	--	(13.7)
Customer advances	**(13.7)**	**--**	**(13.7)**	(15.0)	--	(15.0)
Regulatory liability - IPL's electric transmission assets sale	**(15.6)**	**--**	**(15.6)**	(27.2)	--	(27.2)
Net operating losses carryforward - state	**(39.9)**	**--**	**(39.9)**	(19.2)	--	(19.2)
Regulatory liability - mixed service costs deduction	**(66.7)**	**--**	**(66.7)**	--	--	--
Regulatory liability - repairs expenditures	**(71.8)**	**--**	**(71.8)**	(60.9)	--	(60.9)
Federal credit carryforward	**(107.4)**	**--**	**(107.4)**	(79.8)	--	(79.8)
Net operating losses carryforward - federal	**(336.1)**	**--**	**(336.1)**	(93.7)	--	(93.7)
Other	**(98.5)**	**132.8**	**34.3**	(98.1)	146.8	48.7
Subtotal	**(752.2)**	**2,320.4**	**1,568.2**	(407.6)	1,801.9	1,394.3
Valuation allowances (a)	**1.2**	**--**	**1.2**	18.5	--	18.5
	($751.0)	**$2,320.4**	**$1,569.4**	($389.1)	$1,801.9	$1,412.8

	2011	2010
Other current assets	**($22.8)**	($21.5)
Deferred income taxes	**1,592.2**	1,434.3
Total deferred tax liabilities	**$1,569.4**	$1,412.8

(a) Refer to "Wisconsin tax legislation" above for discussion of the reversal of valuation allowances related to state net operating loss carryforwards in 2011 as a result of a Wisconsin tax law change.

Property - The increase in property-related deferred tax liabilities in the table above was primarily due to temporary differences from bonus depreciation deductions available in 2011 and a change in the tax accounting method for mixed service cost deductions in 2011.

Bonus depreciation deductions - In 2010, the Small Business Jobs Act of 2010 (SBJA) and the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010 (the Act) were enacted. The most significant provisions of the SBJA and the Act for Alliant Energy are related to the extension of bonus depreciation deductions for certain expenditures for property that are placed in service through Dec. 31, 2012. Based on capital projects placed into service in 2011, Alliant Energy currently estimates its total bonus depreciation deductions to be claimed in its 2011 federal income tax return will be approximately $572 million.

Mixed service costs deductions - In 2010, Alliant Energy filed a request with the IRS for a change in its tax accounting method for mixed service costs. In March 2011, Alliant Energy received consent from the IRS to reflect this change as part of its 2010 federal income tax return. The change allows Alliant Energy to currently deduct a portion of its mixed service costs, which have historically been capitalized for tax purposes. This change was applied retroactively to mixed service costs incurred since 1989. Alliant Energy recently completed an assessment of its eligible mixed service costs for the period from 1989 through 2010 and included $247 million of mixed service costs deductions for these years in its 2010 federal income tax return.

Pension and other postretirement benefits obligations - The increase in pension and other postretirement benefits obligations in the table above was primarily due to the employer contributions of $126 million made to company-sponsored defined benefit pension and other postretirement benefits plans in 2011. These contributions are deductible on Alliant Energy's 2011 federal income tax returns.

Deferred portion of tax gain on IPL's electric transmission asset sale - Alliant Energy recognized a $527 million taxable gain upon the sale of IPL's electric transmission assets in 2007. Under the provisions of the 2005 Energy Tax Act, Alliant Energy deferred its income tax obligation associated with the taxable gain over an eight-year period, with one-eighth of the income tax obligation being paid in each of the years of 2007 through 2014.

Carryforwards - Alliant Energy's tax carryforwards and associated deferred tax assets and expiration dates at Dec. 31, 2011 were estimated as follows (in millions):

	Carryforward Amount	Deferred Tax Assets	Earliest Expiration Date
Federal net operating losses	$1,034	$355	2030
Federal net operating losses offset - uncertain tax positions	(55)	(19)	
Federal credits - alternative minimum tax	42	42	None
Federal credits - general business credits	67	65	2022
State net operating losses (a)	786	42	2014
State net operating losses offset - uncertain tax positions	(26)	(2)	

(a) At Dec. 31, 2011, the state net operating losses carryforwards had expiration dates ranging from 2014 to 2031 with 99% expiring after 2020. Due to the uncertainty of the realization of state net operating losses tax carryforwards, Alliant Energy had valuation allowances of $1.2 million and $18.5 million as of Dec. 31, 2011 and 2010, respectively. Refer to "Wisconsin tax legislation" above for discussion of the reversal of valuation allowances related to state net operating loss carryforwards in 2011 as a result of a Wisconsin tax law change.

Uncertain Tax Positions - A reconciliation of the beginning and ending amounts of uncertain tax positions, excluding interest, is as follows (in millions):

	2011	2010	2009
Balance, Jan. 1	**$66.7**	$101.7	$14.0
Additions based on tax positions related to the current year	**0.7**	3.8	6.6
Reductions based on tax positions related to the current year	--	--	--
Additions for tax positions of prior years (a)	--	9.1	88.7
Reductions for tax positions of prior years (b)	**(43.9)**	(31.8)	(4.5)
Settlements with taxing authorities	--	(16.1)	(1.2)
Lapse of statute of limitations	--	--	(1.9)
Balance, Dec. 31 (c)	**$23.5**	$66.7	$101.7

(a) The additions for tax positions of prior years were related to positions taken by Alliant Energy on its federal and state tax returns related to the capitalization and dispositions of property.

(b) The reductions of tax positions of prior years during 2011 were related to guidance published by the IRS clarifying the treatment of repair expenditures for electric distribution property. The reductions of tax positions of prior years during 2010 were primarily related to deductions taken by Alliant Energy on its federal and state tax returns that were settled under audit for amounts less than the recorded amounts.

(c) At Dec. 31, 2011 and 2010, $10 million and $31 million, respectively, of uncertain tax positions balances included amounts recorded in regulatory liability accounts.

	Dec. 31,		
	2011	2010	2009
Tax positions favorably impacting future effective tax rates for continuing operations	**$--**	$--	$13.6
Interest accrued	**0.4**	0.7	5.0
Penalties accrued	--	--	--

Open tax years - Tax years that remain subject to examination by major jurisdictions are as follows:

Major Jurisdiction	Open Years
Consolidated federal income tax returns (a)	2005-2010
Consolidated Iowa income tax returns (b)	2005-2010
Wisconsin income tax returns	2005-2008
Wisconsin combined tax returns	2009-2010

(a) 2005 through 2009 are effectively settled excluding deductions included in Alliant Energy's 2008 and 2009 federal income tax returns for repair expenditures. The statute of limitations for 2005 through 2008 has been extended to Dec. 31, 2012.
(b) 2005 through 2007 are open for federal audit adjustments only.

Reasonably possible changes to uncertain tax positions in 2012 - In 2012, statutes of limitations will expire for Alliant Energy's tax returns in multiple state jurisdictions. The expiration of the statutes of limitations is not anticipated to have any impact on Alliant Energy's uncertain tax positions in 2012. In 2010, the IRS completed the audits of Alliant Energy's U.S. federal income tax return for calendar years 2005 through 2008. In 2011, the IRS completed the audit of Alliant Energy's U.S. federal income tax return for calendar year 2009. The IRS audit of Alliant Energy's federal income tax return for calendar year 2010 is expected to be completed in 2012. Alliant Energy has agreed to all of the IRS' proposed adjustments for deductions and credits included in the 2005 through 2010 income tax returns with the exception of the deductions for the repair expenditures change in method of tax accounting included in Alliant Energy's 2008 through 2010 income tax returns. The IRS denied the full amount of the $503 million of deductions for the repair expenditures included in Alliant Energy's 2008 through 2010 income tax returns given the absence of current IRS guidelines regarding this deduction. Alliant Energy is appealing the IRS' denial of these deductions. Uncertain tax positions for Alliant Energy may decrease within the next 12 months as a result of the expected issuance in 2012 of revenue procedures clarifying the treatment of repair expenditures for electric generation and gas distribution property. An estimate of the expected changes for 2012 cannot be determined at this time.

Regulatory Assets and Regulatory Liabilities - As a rate-regulated enterprise, deferred tax assets and liabilities in the normal course of business that are related to certain property at IPL are required to be passed on to customers through future rates (over a period exceeding 30 years for some generating plant differences) consistent with rate making practices in Iowa. In 2009, IPL recognized significant tax benefits as a result of a change in tax accounting method for repairs expenditures and the tax method for allocating flood insurance proceeds that were recorded as regulatory liabilities. In 2011, IPL recognized significant tax benefits as a result of a tax accounting method change for mixed service costs. Alliant Energy expects to refund tax benefits realized from expensing mixed service costs to IPL's Iowa retail customers in the future through the tax benefit rider approved by the IUB. The tax benefits from the tax accounting method change for mixed service costs were recorded as increases to current and non-current regulatory liabilities of $32 million and $134 million, respectively, on the Consolidated Balance Sheets in 2011. Alliant Energy also recorded an increase to its non-current regulatory assets of $166 million in 2011 to reflect the benefit IPL expects to receive from its Iowa retail customers in the future as the temporary differences associated with the mixed service costs reverse into current tax expense.

Other Income Tax Matters - Alliant Energy files a consolidated federal income tax return, which includes the aggregate taxable income or loss of Alliant Energy and its subsidiaries. In addition, a combined return including Alliant Energy and all of its subsidiaries is filed in Wisconsin. Alliant Energy subsidiaries with a presence in Iowa file as part of a consolidated return in Iowa. Under the terms of a tax sharing agreement between Alliant Energy and its subsidiaries, the subsidiaries calculate state income tax using consolidated apportionment rates applied to separate company taxable income. In 2011, 2010 and 2009, Alliant Energy's foreign sources of income were not material.

(6) BENEFIT PLANS

(a) Pension and Other Postretirement Benefits Plans - Alliant Energy provides retirement benefits to substantially all of its employees through various qualified and non-qualified non-contributory defined benefit pension plans, and through defined contribution plans (including 401(k) savings plans). Alliant Energy's qualified and non-qualified non-contributory defined benefit pension plans are currently closed to new hires. Benefits of the non-contributory defined benefit pension plans are based on the plan participant's years of service, age and compensation. Benefits of the defined contribution plans are based on the plan participant's years of service, age, compensation and contributions. Alliant Energy also provides certain defined benefit postretirement health care and life benefits to eligible retirees. In general, the retiree health care plans consist of fixed benefit subsidy structures and the retiree life insurance plans are non-contributory.

Assumptions - The assumptions for Alliant Energy's defined benefit pension and other postretirement benefits plans at the measurement date of Dec. 31 were as follows (Not Applicable (N/A)):

	Defined Benefit Pension Plans			Other Postretirement Benefits Plans		
	2011	2010	2009	**2011**	2010	2009
Discount rate for benefit obligations	**4.86%**	5.56%	5.8%	**4.6%**	5.25%	5.55%
Discount rate for net periodic cost	**5.56%**	5.8%	6.15%	**5.25%**	5.55%	6.15%
Expected rate of return on plan assets	**7.9%**	8%	8.25%	**7%**	6.9%	8.25%
Rate of compensation increase	**3.5-4.5%**	3.5-4.5%	3.5-4.5%	**3.5%**	3.5%	3.5%
Medical cost trend on covered charges:						
Initial trend rate (end of year)	**N/A**	N/A	N/A	**8%**	7%	7.5%
Ultimate trend rate	**N/A**	N/A	N/A	**5%**	5%	5%

Expected rate of return on plan assets - The expected rate of return on plan assets is determined by analysis of projected asset class returns based on the target asset class allocations. Alliant Energy uses a portfolio return simulator and also reviews historical returns, survey information and capital market information to support the expected rate of return on plan assets assumption. Refer to "Investment Policy and Strategy for Plan Assets" below for additional information related to Alliant Energy's investment policy and strategy and mix of assets for the pension and other postretirement benefits plans.

Medical cost trend on covered charges - The assumed medical trend rates are critical assumptions in determining the service and interest cost and accumulated postretirement benefit obligation related to postretirement benefits costs. A 1% change in the medical trend rates for 2011, holding all other assumptions constant, would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$0.5	($0.4)
Effect on postretirement benefit obligation	2.9	(2.8)

Net Periodic Benefit Costs - The components of Alliant Energy's net periodic benefit costs for its defined benefit pension and other postretirement benefits plans were as follows (in millions):

	Defined Benefit Pension Plans			Other Postretirement Benefits Plans (a)		
	2011	2010	2009	**2011**	2010	2009
Service cost	**$11.4**	$11.9	$11.9	**$7.0**	$9.3	$8.7
Interest cost	**52.0**	52.3	54.3	**12.3**	14.9	15.2
Expected return on plan assets (b)	**(63.8)**	(62.1)	(47.6)	**(7.9)**	(7.7)	(6.1)
Amortization of (c):						
Transition obligation	--	--	--	--	0.1	0.2
Prior service cost (credit)	**0.7**	0.9	2.1	**(10.0)**	(2.4)	(3.7)
Actuarial loss	**21.1**	23.8	30.6	**5.3**	7.4	6.2
Additional benefit costs (d)	**10.2**	--	--	--	--	--
Settlement losses (e)	**1.1**	1.4	--	--	--	--
Curtailment losses (f)(g)	--	--	1.0	--	--	--
Special termination benefits costs (g)	--	--	0.9	--	--	--
	$32.7	$28.2	$53.2	**$6.7**	$21.6	$20.5

(a) In May 2011, Alliant Energy amended its defined benefit postretirement health care plans resulting in a revision to the method and level of coverage provided for participants more than 65 years of age. This amendment was determined to be a significant event, which required Alliant Energy to remeasure its defined benefit postretirement health care plans in May 2011. The amendment resulted in a decrease in Alliant Energy's postretirement benefit obligations of $55 million in 2011 with the impact of the remeasurement on net periodic benefit costs being recognized prospectively from the remeasurement date. The impact of the remeasurement decreased Alliant Energy's net periodic benefit costs by $11.3 million in 2011. The discount rate used for the remeasurement was 5.20%. All other assumptions used for the remeasurement were consistent with the measurement assumptions used at Dec. 31, 2010.

(b) The expected return on plan assets is based on the expected rate of return on plan assets and the fair value approach to the market-related value of plan assets.

(c) Unrecognized net actuarial gains or losses in excess of 10% of the greater of the plans' benefit obligation or asset are amortized over the average future service lives of plan participants, except for the Alliant Energy Cash Balance Pension Plan (Cash Balance Plan) where gains or losses outside the 10% threshold are amortized over the time period the participants are expected to receive benefits. Unrecognized prior service costs (credits) for the postretirement benefits plans are amortized over the average future service period to full eligibility of the participants of each plan.

(d) Alliant Energy reached an agreement with the IRS, which resulted in a favorable determination letter for the Cash Balance Plan in 2011. The agreement with the IRS required Alliant Energy to amend the Cash Balance Plan, which was completed in 2011 resulting in aggregate additional benefits of $10.2 million paid to certain former participants in the Cash Balance Plan in 2011. Alliant Energy recognized $10.2 million of additional benefits costs in 2011 related to these benefits. Refer to Note 13(b) for additional information regarding the Cash Balance Plan.

(e) In 2011 and 2010, the settlement losses of $1.1 million and $1.4 million, respectively, related to payments made to retired executives of Alliant Energy.

(f) In 2007, members of the International Brotherhood of Electrical Workers Local 965 ratified a four-year collective bargaining agreement reached with WPL, resulting in changes to WPL's qualified pension plan. One of these changes provided WPL qualified pension plan participants an option to cease participating in the WPL qualified pension plan and begin participating in the Alliant Energy 401(k) Savings Plan with increased levels of contribution by Alliant Energy. The election of this option did not impact a participant's eligibility for benefits previously vested under the WPL qualified pension plan. In 2009, certain of these employees elected to cease participating in the WPL qualified pension plan, resulting in Alliant Energy recognizing a curtailment loss related to the WPL qualified pension plan of $0.7 million in 2009.

(g) In 2009, Alliant Energy eliminated certain corporate and operations positions. As a result, Alliant Energy recognized curtailment losses related to its pension plans of $0.3 million in 2009. In addition, Alliant Energy recognized special termination benefits costs related to the qualified defined benefit pension plan that is sponsored by WPL of $0.9 million in 2009.

The estimated amortization from "Regulatory assets," "Regulatory liabilities" and "Accumulated other comprehensive loss" (AOCL) on the Consolidated Balance Sheet into net periodic benefit cost in 2012 is as follows (in millions):

	Defined Benefit Pension Plans	Other Postretirement Benefits Plans
Actuarial loss	$33.2	$6.3
Prior service cost (credit)	0.3	(12.0)
	$33.5	($5.7)

Alliant Energy's net periodic benefit costs are primarily included in "Utility - other operation and maintenance" in the Consolidated Statements of Income.

Benefit Plan Assets and Obligations - A reconciliation of the funded status of Alliant Energy's qualified and non-qualified defined benefit pension and other postretirement benefits plans to the amounts recognized on the Consolidated Balance Sheets at Dec. 31 was as follows (in millions):

	Defined Benefit Pension Plans		Other Postretirement Benefits Plans	
	2011	2010	**2011**	2010
Change in projected benefit obligation:				
Net projected benefit obligation at Jan. 1	**$953.0**	$920.1	**$274.9**	$268.4
Service cost	**11.4**	11.9	**7.0**	9.3
Interest cost	**52.0**	52.3	**12.3**	14.9
Plan participants' contributions	**--**	--	**6.4**	5.6
Plan amendments (a)	**10.2**	--	**(56.6)**	(3.1)
Actuarial (gain) loss	**126.2**	27.0	**(0.8)**	(0.2)
Early Retiree Reinsurance Program proceeds	**--**	--	**0.6**	--
Gross benefits paid	**(71.4)**	(58.3)	**(20.8)**	(21.2)
Federal subsidy on other postretirement benefits paid	**--**	--	**1.2**	1.2
Net projected benefit obligation at Dec. 31	**1,081.4**	953.0	**224.2**	274.9
Change in plan assets:				
Fair value of plan assets at Jan. 1	**823.0**	776.4	**122.7**	102.4
Actual return on plan assets	**28.9**	96.9	**2.6**	14.0
Employer contributions	**116.9**	8.0	**9.5**	21.9
Plan participants' contributions	**--**	--	**6.4**	5.6
Gross benefits paid	**(71.4)**	(58.3)	**(20.8)**	(21.2)
Fair value of plan assets at Dec. 31	**897.4**	823.0	**120.4**	122.7
Under funded status at Dec. 31	**($184.0)**	($130.0)	**($103.8)**	($152.2)

	Defined Benefit Pension Plans		Other Postretirement Benefits Plans	
	2011	2010	**2011**	2010
Amounts recognized on the Consolidated Balance Sheets consist of:				
Non-current assets	**$--**	$--	**$1.3**	$--
Other current liabilities	**(4.6)**	(6.9)	**--**	--
Pension and other benefit obligations	**(179.4)**	(123.1)	**(105.1)**	(152.2)
Net amount recognized at Dec. 31	**($184.0)**	($130.0)	**($103.8)**	($152.2)
Amounts recognized in Regulatory Assets, Regulatory Liabilities and AOCL consist of (b):				
Net actuarial loss	**$494.8**	$356.0	**$76.7**	$77.1
Prior service credit	**(6.9)**	(6.2)	**(52.5)**	(5.7)
	$487.9	$349.8	**$24.2**	$71.4

(a) Refer to "Net Periodic Benefit Costs" above for additional information regarding plan amendments to the defined benefit pension and other postretirement benefits plans in 2011.

(b) Refer to Note 1(b) and the Consolidated Statements of Common Equity for amounts recognized in "Regulatory assets" and "AOCL," respectively, on the Consolidated Balance Sheets. At Dec. 31, 2011, $3.3 million of regulatory liabilities were recognized related to Alliant Energy's other postretirement benefits plans.

Included in the following table are Alliant Energy's accumulated benefit obligations, aggregate amounts applicable to defined benefit pension and other postretirement benefits plans with accumulated benefit obligations in excess of plan assets, as well as defined benefit pension plans with projected benefit obligations in excess of plan assets as of the Dec. 31 measurement date (Not Applicable (N/A); in millions):

	Defined Benefit Pension Plans		Other Postretirement Benefits Plans	
	2011	2010	**2011**	2010
Accumulated benefit obligations	**$1,029.4**	$915.5	**$224.2**	$274.9
Plans with accumulated benefit obligations in excess of plan assets:				
Accumulated benefit obligations	**1,029.4**	915.5	**224.2**	274.9
Fair value of plan assets	**897.4**	823.0	**120.4**	122.7
Plans with projected benefit obligations in excess of plan assets:				
Projected benefit obligations	**1,081.4**	953.0	**N/A**	N/A
Fair value of plan assets	**897.4**	823.0	**N/A**	N/A

Estimated Future Employer Contributions and Benefit Payments - Alliant Energy estimates that funding for the qualified defined benefit pension, non-qualified defined benefit pension and other postretirement benefits plans during 2012 will be $0, $17.0 million and $4.9 million, respectively.

Alliant Energy's expected benefit payments, which reflect expected future service, as appropriate, are as follows (in millions):

	2012	2013	2014	2015	2016	2017 - 2021
Qualified and non-qualified defined benefit pension benefits	$58.8	$59.1	$62.3	$66.3	$65.2	$355.4
Other postretirement benefits	18.0	18.1	18.4	17.1	17.3	88.7
	$76.8	$77.2	$80.7	$83.4	$82.5	$444.1

Investment Policy and Strategy for Plan Assets - Alliant Energy's investment strategy and its policies employed with respect to assets of defined benefit pension and other postretirement benefits plans are to combine both preservation of principal and prudent and reasonable risk-taking to protect the integrity of plan assets, in order to meet the obligations to plan participants while minimizing benefit costs over the long term. It is recognized that risk and volatility are present with all types of investments. However, high levels of risk are mitigated at the total fund level through diversification by asset class including both U.S. and international equity exposure, the number of individual investments, and sector and industry limits when applicable. Alliant Energy also uses an overlay management service to help maintain target allocations, liquidity needs and intended exposures to the plan assets. The overlay manager is authorized to use derivative financial instruments to facilitate this service.

Defined Benefit Pension Plans Assets - For assets of defined benefit pension plans, the mix among asset classes is controlled by long-term asset allocation targets. The assets are viewed as long-term with moderate liquidity needs. Historical performance results and future expectations suggest that equity securities will provide higher total investment returns than debt securities over a long-term investment horizon. Consistent with the goals of meeting obligations to plan participants and minimizing benefit costs over the long-term, the defined benefit pension plans have a long-term investment posture more heavily weighted towards equity holdings. The asset allocation mix is monitored regularly and appropriate steps are taken as needed to rebalance the assets within the prescribed range. Prohibited investment vehicles include, but may not be limited to, direct ownership of real estate, options and futures (unless specifically approved as is the case of the overlay manager), margin trading, oil and gas limited partnerships, commodities, short selling and securities of the managers' firms or affiliate firms. At Dec. 31, 2011, the current target range and actual allocations for Alliant Energy's defined benefit pension plan assets were as follows:

	Target Range Allocation	Actual Allocation
Cash and equivalents (a)	0%-5%	13%
Equity securities:		
U.S. large cap core	10%-20%	12%
U.S. large cap value	8%-16%	10%
U.S. large cap growth	8%-16%	10%
U.S. small cap value	0%-6%	3%
U.S. small cap growth	0%-4%	2%
International - developed markets	12%-24%	14%
International - emerging markets	0%-8%	4%
Fixed income securities	20%-40%	32%

(a) Pension contributions of $100 million were made in late December 2011 and were invested in equity futures.

Other Postretirement Benefits Plans Assets - Other postretirement benefits plans assets are comprised of specific assets within certain defined benefit pension plans (401(h) assets) as well as assets held in Voluntary Employees' Beneficiary Association (VEBA) trusts. The investment policy and strategy of the 401(h) assets mirrors those of the defined benefit pension plans, which are discussed above. A mix of both equity and debt securities are utilized to maximize returns and mitigate risk over the long-term. There are no specific target allocations for the VEBA trusts as a whole. Separate investment guidelines have been established for the VEBA trusts which are actively managed. At Dec. 31, 2011, Alliant Energy's other postretirement benefits plan assets consisted of 58% equity securities, 31% fixed income securities and 11% cash and equivalents.

Securities Lending Program - Alliant Energy has a securities lending program with a third-party agent that allows the agent to lend certain securities from its defined benefit pension and other postretirement benefits plans to selected entities against receipt of collateral (in the form of cash, government and agency securities or letters of credit) as provided for and determined in accordance with its securities lending agency agreement. Initial collateral levels are no less than 100% of the market value of loans to non-affiliated borrowers of U.S. government securities; 102% of the market value of loans to affiliated borrowers of U.S. government securities; 102% of the market value of loans on U.S. corporate bonds and U.S. equity securities; 105% of the market value of loans on non-U.S. securities; and 102% of the market value of loans on all other securities. Refer to "Fair Value Measurements" below for details of Alliant Energy's fair value of invested collateral and amounts due to borrowers for the securities lending program.

Fair Value Measurements - The following tables report a framework for measuring fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy and examples of each are as follows:

Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date. Alliant Energy's investments in equity and fixed income securities held in registered investment companies and directly held equity securities are valued at the closing price reported in the active market in which the securities are traded. Level 1 plan assets also include interest-bearing cash, which is held in money market accounts managed by an affiliate of the trustee and money market funds within its securities lending invested collateral.

Level 2 - Pricing inputs are quoted prices for similar asset or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Alliant Energy's investments in corporate bonds and government and agency obligations are valued at the closing price reported in the active market for similar assets in which the individual securities are traded or based on yields currently available on comparable securities of issuers with similar credit ratings. Alliant Energy's investments in equity and fixed income securities in common/collective trusts are valued at the net asset value of shares held by the plans, which is based on the fair market value of the underlying investments in equity and fixed income securities of the common/collective trusts. Level 2 plan assets also consist of asset backed securities within its securities lending invested collateral.

Level 3 - Pricing inputs are unobservable inputs for assets or liabilities for which little or no market data exist and require significant management judgment or estimation. Alliant Energy's Level 3 plan assets include certain asset backed securities and corporate bonds within its securities lending invested collateral.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Alliant Energy believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At Dec. 31, the fair values of Alliant Energy's qualified and non-qualified defined benefit pension plans assets by asset category and fair value hierarchy level were as follows (in millions):

	2011				2010			
	Fair Value	**Level 1**	**Level 2**	**Level 3**	Fair Value	Level 1	Level 2	Level 3
Cash and equivalents	**$117.5**	**$117.5**	**$--**	**$--**	$11.1	$11.1	$--	$--
Equity securities:								
U.S. large cap core	**110.7**	**110.7**	**--**	**--**	118.4	118.4	--	--
U.S. large cap value	**91.6**	**--**	**91.6**	**--**	100.4	--	100.4	--
U.S. large cap growth	**91.5**	**--**	**91.5**	**--**	101.0	--	101.0	--
U.S. small cap value	**25.7**	**--**	**25.7**	**--**	29.0	--	29.0	--
U.S. small cap growth	**21.7**	**21.7**	**--**	**--**	16.6	16.6	--	--
International - developed markets	**126.4**	**65.4**	**61.0**	**--**	142.3	76.0	66.3	--
International - emerging markets	**30.4**	**30.4**	**--**	**--**	34.1	34.1	--	--
Fixed income securities:								
Corporate bonds	**57.1**	**--**	**57.1**	**--**	54.2	--	54.2	--
Government and agency obligations	**87.8**	**--**	**87.8**	**--**	78.9	--	78.9	--
Fixed income funds	**146.7**	**0.2**	**146.5**	**--**	142.7	0.2	142.5	--
Securities lending invested collateral	**9.3**	**4.7**	**2.8**	**1.8**	17.3	3.0	11.5	2.8
	916.4	**$350.6**	**$564.0**	**$1.8**	846.0	$259.4	$583.8	$2.8
Accrued investment income	**1.0**				1.2			
Due to brokers, net (a)	**(4.7)**				(0.6)			
Due to borrowers for securities lending program	**(15.3)**				(23.6)			
Total pension plan assets	**$897.4**				$823.0			

(a) This category represents pending trades with brokers.

At Dec. 31, the fair values of Alliant Energy's other postretirement benefits plans assets by asset category and fair value hierarchy level were as follows (in millions):

	2011				2010			
	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Cash and equivalents	$14.0	$14.0	$--	$--	$15.4	$15.4	$--	$--
Equity securities:								
U.S. large cap core	37.1	37.1	--	--	38.6	38.6	--	--
U.S. large cap value	2.4	--	2.4	--	2.7	--	2.7	--
U.S. large cap growth	2.4	--	2.4	--	2.7	--	2.7	--
U.S. mid cap core	17.8	17.8	--	--	18.6	18.6	--	--
U.S. small cap core	4.7	4.7	--	--	3.8	3.8	--	--
U.S. small cap value	0.6	--	0.6	--	0.8	--	0.8	--
U.S. small cap growth	0.5	0.5	--	--	0.4	0.4	--	--
International - developed markets	3.3	1.7	1.6	--	3.9	2.1	1.8	--
International - emerging markets	0.8	0.8	--	--	0.9	0.9	--	--
Fixed income securities:								
Corporate bonds	6.1	--	6.1	--	6.3	--	6.3	--
Government and agency obligations	5.6	--	5.6	--	4.9	--	4.9	--
Fixed income funds	25.4	21.6	3.8	--	24.0	20.1	3.9	--
Securities lending invested collateral	0.4	0.2	0.1	0.1	0.8	0.2	0.5	0.1
	121.1	$98.4	$22.6	$0.1	123.8	$100.1	$23.6	$0.1
Accrued investment income	0.1				0.1			
Due to brokers, net (a)	(0.2)				(0.1)			
Due to borrowers for securities lending program	(0.6)				(1.1)			
Total other postretirement benefits plan assets	$120.4				$122.7			

For the various Alliant Energy defined benefit pension and other postretirement benefits plans, Alliant Energy common stock represented less than 1% of total plan assets at Dec. 31, 2011 and 2010.

Alliant Energy Cash Balance Plan - Alliant Energy's defined benefit pension plans include the Cash Balance Plan that provides benefits for certain non-bargaining unit employees. The Cash Balance Plan has been closed to new hires since 2005. Effective 2008, Alliant Energy amended the Cash Balance Plan by discontinuing additional contributions into employees' Cash Balance Plan accounts. Also effective 2008, Alliant Energy increased its level of contributions to its 401(k) Savings Plan, which offset the impact of discontinuing additional contributions into the employees' Cash Balance Plan accounts. In 2009, Alliant Energy amended the Cash Balance Plan by changing participants' future interest credit formula to use the annual change in the consumer price index as the interest credit. This amendment provides participants an interest crediting rate that is 3% more than the annual change in the consumer price index. Refer to Note 13(b) for discussion of a class action lawsuit filed against the Cash Balance Plan in 2008 and the IRS review of the tax qualified status of the Plan.

401(k) Savings Plans - A significant number of Alliant Energy employees participate in defined contribution retirement plans (401(k) savings plans). The number of employees participating in these plans has increased recently as certain bargaining unit employees have elected to participate in defined contribution retirement plans instead of defined benefit pension plans. In 2009, Alliant Energy implemented several cost saving initiatives to reduce operation and maintenance expenses, including suspension of a portion of 401(k) savings plans contributions during the second half of 2009. Alliant Energy common stock represented 14.6% and 12.9% of total assets held in 401(k) savings plans at Dec. 31, 2011 and 2010, respectively. In 2011, 2010 and 2009, Alliant Energy's costs related to the 401(k) savings plans, which are partially based on the participants' level of contribution, were $18.7 million, $18.5 million and $16.2 million, respectively.

(b) Equity Incentive Plans - In 2010, Alliant Energy's shareowners approved the Alliant Energy 2010 Omnibus Incentive Plan (OIP), which permits the grant of stock options, restricted stock, restricted stock units, performance shares, performance units, and other stock-based awards and cash incentive awards to key employees. At Dec. 31, 2011, performance shares and restricted stock were outstanding and 4.3 million shares of Alliant Energy's common stock remained available for grants under the OIP. Upon shareowner approval of the OIP, the Alliant Energy 2002 Equity Incentive Plan (EIP) terminated resulting in no new awards authorized to be granted under the EIP. All awards previously granted under the EIP that are still outstanding remain valid and continue to be subject to all of the terms and conditions of the EIP. At Dec. 31, 2011, non-qualified stock options, restricted stock and performance shares were outstanding under the EIP and another predecessor plan under which new awards can no longer be granted. Alliant Energy satisfies payouts related to equity awards under the OIP and EIP through the issuance of new shares of its common stock. Alliant Energy also has the Alliant Energy Director Long Term Incentive Plan (DLIP), which permits the grant of long-term incentive awards, including performance units and restricted cash awards to certain key employees. At Dec. 31, 2011, performance units and performance contingent cash awards were outstanding under the DLIP. There is no limit to the number of grants that can be made under the DLIP and Alliant Energy satisfies all payouts under the DLIP through cash.

A summary of compensation expense and the related income tax benefits recognized for share-based compensation awards was as follows (in millions):

	2011	2010	2009
Compensation expense	**$10.1**	$7.5	$2.8
Income tax benefits	**4.0**	3.0	1.2

As of Dec. 31, 2011, total unrecognized compensation cost related to nonvested share-based compensation awards was $9.3 million, which is expected to be recognized over a weighted average period between one and two years. Share-based compensation expense is recognized on a straight-line basis over the requisite service periods and is primarily recorded in "Utility - other operation and maintenance" in the Consolidated Statements of Income.

Performance Shares and Units - Payouts of performance shares and units to key employees are contingent upon achievement over three-year periods of specified performance criteria, which currently include metrics of total shareowner return relative to investor-owned utility peer groups. Payouts of nonvested performance shares and units issued prior to 2012 are prorated at retirement, death, disability or involuntary termination without cause based on time worked during the performance period and achievement of the performance criteria. Participants' nonvested performance shares and units issued prior to 2012 are forfeited if the participant voluntarily leaves Alliant Energy or is terminated for cause. Nonvested performance shares and units do not have non-forfeitable rights to dividends when dividends are paid to common shareowners. Alliant Energy anticipates making future payouts of its performance shares and units in cash; therefore, performance shares and units are accounted for as liability awards.

Performance Shares - Performance shares can be paid out in shares of Alliant Energy's common stock, cash or a combination of cash and stock and are adjusted by a performance multiplier, which ranges from zero to 200% based on the performance criteria. A summary of the performance shares activity was as follows:

	2011	2010	2009
	Shares (a)	Shares (a)	Shares (a)
Nonvested shares, Jan. 1	**234,518**	256,579	208,579
Granted	**64,217**	72,487	152,735
Vested (b)	**(57,838)**	--	(84,633)
Forfeited (c)	**(3,918)**	(94,548)	(20,102)
Nonvested shares, Dec. 31	**236,979**	234,518	256,579

(a) Share amounts represent the target number of performance shares. Each performance share's value is based on the price of one share of Alliant Energy's common stock at the end of the performance period. The actual number of shares that will be paid out upon vesting is dependent upon actual performance and may range from zero to 200% of the target number of shares.
(b) In 2011, 57,838 performance shares granted in 2008 vested at 75% of the target, resulting in a payout valued at $1.6 million, which consisted of a combination of cash and common stock (1,387 shares). In 2009, 84,633 performance shares granted in 2006 vested resulting in a payout valued at $4.1 million, which consisted of a combination of cash and common stock (51,189 shares).
(c) In 2010, 57,100 performance shares granted in 2007 were forfeited without payout because the specified performance criteria for such shares were not met. The remaining forfeitures during 2011, 2010 and 2009 were primarily caused by retirements and voluntary terminations of participants.

Performance Units - Alliant Energy granted share-based compensation awards to key employees in 2011 and 2010 referred to as performance units. The performance units and the performance contingent cash awards discussed below were granted in 2011 and 2010 in lieu of time-based restricted stock. Performance units must be paid out in cash and are adjusted by a performance multiplier, which ranges from zero to 200% based on the performance criteria. A summary of the performance unit activity was as follows:

	2011	2010
	Units (a)	Units (a)
Nonvested units, Jan. 1	**23,128**	--
Granted	**23,975**	23,795
Forfeited	**(4,107)**	(667)
Nonvested units, Dec. 31	**42,996**	23,128

(a) Unit amounts represent the target number of performance units. Each performance unit's value is based on the average price of one share of Alliant Energy's common stock on the grant date of the award. The actual payout for performance units is dependent upon actual performance and may range from zero to 200% of the target number of units.

Fair Value of Awards - Information related to fair values of nonvested performance shares and units at Dec. 31, 2011, by year of grant, were as follows:

	Performance Shares			Performance Units	
	2011 Grant	2010 Grant	2009 Grant	2011 Grant	2010 Grant
Nonvested awards	62,170	62,829	111,980	22,279	20,717
Alliant Energy common stock closing price on Dec. 31, 2011	$44.11	$44.11	$44.11		
Alliant Energy common stock average price on grant date				$38.75	$32.56
Estimated payout percentage based on performance criteria	106%	155%	163%	106%	155%
Fair values of each nonvested award	$46.76	$68.37	$71.68	$41.08	$50.46

At Dec. 31, 2011, fair values of nonvested performance shares and units were calculated using a Monte Carlo simulation to determine the anticipated total shareowner returns of Alliant Energy and its investor-owned utility peer groups. Expected volatility was based on historical volatilities using daily stock prices over the past three years. Expected dividend yields were calculated based on the most recent quarterly dividend rates announced prior to the measurement date and stock prices at the measurement date. The risk-free interest rate was based on the three-year U.S. Treasury rate in effect as of the measurement date.

Restricted Stock - Restricted stock issued under the EIP consists of time-based and performance-contingent restricted stock.

Time-based Restricted Stock - The current restriction period for outstanding time-based restricted stock is up to three years. Nonvested shares of time-based restricted stock generally become vested upon retirement. Compensation costs related to awards granted to retirement-eligible employees are generally expensed on the date of grant. Participants' nonvested time-based restricted stock issued prior to 2012 is forfeited if the participant voluntarily leaves Alliant Energy or is terminated for cause. Nonvested time-based restricted stock issued prior to 2012 is fully vested in the event of retirement, death, disability or involuntary termination without cause. The fair value of time-based restricted stock is based on the average market price at the grant date. A summary of the time-based restricted stock activity was as follows:

	2011		2010		2009	
	Shares	**Weighted Average Fair Value**	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Nonvested shares, Jan. 1	**70,033**	**$32.27**	125,349	$32.47	156,807	$32.80
Granted	**5,000**	**39.86**	--	--	51,236	29.40
Vested	**(38,633)**	**34.60**	(54,016)	32.72	(79,459)	31.08
Forfeited	**(600)**	**29.41**	(1,300)	32.78	(3,235)	33.97
Nonvested shares, Dec. 31	**35,800**	**30.87**	70,033	32.27	125,349	32.47

Performance-contingent Restricted Stock - Vesting of performance-contingent restricted stock grants are based on the achievement of certain performance targets (currently specified earnings growth). The performance metric for the 2011, 2010 and 2009 grants is consolidated net income growth. If performance targets are not met within the performance period, which currently ranges from two to four years, these restricted stock grants are forfeited. Nonvested shares of performance-contingent restricted stock issued prior to 2012 are prorated at retirement based on time worked during the performance period and vest only if and when the performance criteria are met. Participants' nonvested performance-contingent restricted stock issued prior to 2012 is forfeited if the participant voluntarily leaves Alliant Energy for reasons other than retirement. The fair value of performance-contingent restricted stock is based on the average market price at the grant date. A summary of the performance-contingent restricted stock activity was as follows:

	2011		2010		2009	
	Shares	**Weighted Average Fair Value**	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Nonvested shares, Jan. 1	**296,190**	**$32.32**	226,007	$32.25	124,185	$39.28
Granted	**64,217**	**38.75**	72,487	32.56	101,822	23.67
Vested	**(53,274)**	**37.93**	--	--	--	--
Forfeited	**(5,395)**	**38.00**	(2,304)	32.56	--	--
Nonvested shares, Dec. 31	**301,738**	**32.60**	296,190	32.32	226,007	32.25

Non-qualified Stock Options - Options granted under the plans were granted at the market price of the shares on the date of grant, vest over three years and expire no later than 10 years after the grant date. Options become fully vested upon retirement and remain exercisable at any time prior to their expiration date or for three years after the effective date of the retirement, whichever period is shorter. Options become fully vested upon death or disability and remain exercisable at any time prior to their expiration date or for one year after the effective date of the death or disability, whichever period is shorter. If participants leave Alliant Energy for reasons other than retirement, death or disability, their options that are not vested are forfeited and their vested options expire three months after their departure. Alliant Energy has not granted any options since 2004. A summary of the stock option activity was as follows:

	2011		2010		2009	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, Jan. 1	**163,680**	**$24.51**	384,331	$27.02	497,183	$27.30
Exercised	**(99,791)**	**24.71**	(191,433)	28.93	(39,877)	25.80
Expired	**--**	**--**	(29,218)	28.59	(56,098)	29.88
Forfeited	**--**	**--**	--	--	(16,877)	28.67
Outstanding and exercisable, Dec. 31	**63,889**	**24.21**	163,680	24.51	384,331	27.02

The weighted average remaining contractual term for options outstanding and exercisable at Dec. 31, 2011 was between one and two years. The aggregate intrinsic value of options outstanding and exercisable at Dec. 31, 2011 was $1.3 million.

Other information related to stock option activity was as follows (in millions):

	2011	2010	2009
Cash received from stock options exercised	**$2.5**	$5.5	$1.0
Aggregate intrinsic value of stock options exercised	**1.6**	1.1	0.1
Income tax benefit from the exercise of stock options	**0.7**	0.4	0.1

Performance Contingent Cash Awards - Alliant Energy granted share-based compensation awards to key employees in 2011 and 2010 referred to as performance contingent cash awards. Performance contingent cash award payouts to key employees are based on the achievement of certain performance targets (currently specified consolidated net income growth). If performance targets are not met within the performance period, which currently ranges from two to four years, there are no payouts for these awards. Nonvested awards issued prior to 2012 are prorated at retirement based on time worked during the performance period and achievement of the performance criteria. Participants' nonvested awards issued prior to 2012 are forfeited if the participant voluntarily leaves Alliant Energy for reasons other than retirement. Each performance contingent cash award's value is based on the price of one share of Alliant Energy's common stock at the end of the performance period. Alliant Energy accounts for performance contingent cash awards as liability awards because payouts will be made in the form of cash. A summary of the performance contingent cash awards activity was as follows:

	2011 Awards	2010 Awards
Nonvested awards, Jan. 1	**23,428**	--
Granted	**23,975**	23,795
Forfeited	**(727)**	(367)
Nonvested awards, Dec. 31	**46,676**	23,428

(c) Deferred Compensation Plan - Alliant Energy maintains a deferred compensation plan under which key employees may defer up to 100% of base salary and incentive compensation and directors may elect to defer all or part of their retainer and committee fees. Key employees who have made the maximum allowed contribution to the Alliant Energy 401(k) Savings Plan may receive an additional credit to the deferred compensation plan. Key employees and directors may elect to have their deferrals credited to a company stock account, an interest account or equity accounts based on index funds.

Company Stock Accounts - The deferred compensation plan does not permit diversification of deferrals credited to the company stock account and all distributions from participants' company stock accounts are made in the form of shares of Alliant Energy common stock. The deferred compensation obligations for participants' company stock accounts are recorded in "Additional paid-in capital" and the shares of Alliant Energy common stock held in a rabbi trust to satisfy this obligation are recorded in "Shares in deferred compensation trust" on the Consolidated Balance Sheets. At Dec. 31, the carrying value of the deferred compensation obligation for the company stock accounts and the shares in the deferred compensation trust based on the historical value of the shares of Alliant Energy common stock contributed to the rabbi trust, and the fair market value of the shares held in the rabbi trust were as follows (in millions):

	2011	2010
Carrying value	**$8.3**	$7.6
Fair market value	**11.6**	9.1

Interest and Equity Accounts - Distributions from participants' interest and equity accounts are in the form of cash payments. The deferred compensation obligations for participants' interest and equity accounts are recorded in "Pension and other benefit obligations" on the Consolidated Balance Sheets. At both Dec. 31, 2011 and 2010, the carrying value of Alliant Energy's deferred compensation obligations for participants' interest and equity accounts was $20.5 million.

(7) COMMON EQUITY

Common Share Activity - A summary of Alliant Energy's common stock activity was as follows:

	2011	2010	2009
Shares outstanding, Jan. 1	**110,893,901**	110,656,498	110,449,099
Equity incentive plans (Note 6(b))	**164,400**	260,316	240,889
Other (a)	**(39,480)**	(22,913)	(33,490)
Shares outstanding, Dec. 31	**111,018,821**	110,893,901	110,656,498

(a) Includes shares transferred from employees to Alliant Energy to satisfy tax withholding requirements in connection with the vesting of certain restricted stock under the equity incentive plans.

At Dec. 31, 2011, Alliant Energy had a total of 9.1 million shares available for issuance in the aggregate, pursuant to its OIP, Shareowner Direct Plan and 401(k) Savings Plan.

Shareowner Rights Agreement - Alliant Energy has established an amended and restated Shareowner Rights Agreement. The rights under this agreement will only become exercisable if a person or group has acquired, or announced an intention to acquire, 15% or more of Alliant Energy's outstanding common stock. Each right will initially entitle registered shareowners to purchase from Alliant Energy one-half of one share of Alliant Energy's common stock. The rights will be exercisable at an initial price of $110.00 per full share, subject to adjustment. If any shareowner acquires 15% or more of the outstanding common stock of Alliant Energy, each right (subject to limitations) will entitle its holder to purchase, at the right's then current exercise price, a number of common shares of Alliant Energy or of the acquirer having a market value at the time of twice the right's per full share exercise price. Alliant Energy's Board of Directors is authorized to reduce the 15% ownership threshold to not less than 10%. The amended and restated Shareowner Rights Agreement expires in December 2018.

Dividend Restrictions - Alliant Energy is a holding company with no significant operations of its own therefore Alliant Energy is dependent upon receiving dividends from its subsidiaries to pay dividends to its shareowners. Alliant Energy does not have any significant common stock dividend restrictions. IPL and WPL each have common stock dividend restrictions based on the terms of their outstanding preferred stock and applicable regulatory limitations. At Dec. 31, 2011, IPL and WPL were in compliance with all such dividend restrictions.

Both IPL and WPL are restricted from paying common stock dividends to their parent company, Alliant Energy, if for any past or current dividend period, dividends on their respective preferred stock have not been paid, or declared and set apart for payment. IPL and WPL have paid all dividends on their respective preferred stock through 2011.

IPL's most significant regulatory limitation on distributions to its parent company requires IPL to obtain IUB approval for a reasonable utility capital structure if its common equity ratio falls below 42% of total capitalization. As of Dec. 31, 2011, IPL's amount of retained earnings that were free of restrictions was $351 million.

WPL's most significant regulatory limitation on distributions to its parent company is included in an order issued by the PSCW in 2009 that prohibits WPL from paying annual common stock dividends in excess of $112 million if WPL's common stock equity ratio is or will fall below 51.01%. WPL's dividends are also restricted to the extent that such dividend would reduce WPL's common stock equity ratio to less than 25%. As of Dec. 31, 2011, WPL's amount of retained earnings that were free of restrictions was $112 million for 2012.

Restricted Net Assets of Subsidiaries - Neither IPL nor WPL have regulatory authority to lend or advance any amounts to their parent company. As of Dec. 31, the amount of net assets of IPL and WPL that were not available to be transferred to their parent company in the form of loans, advances or cash dividends without the consent of IPL's and WPL's regulatory authorities was as follows (in billions):

	2011	2010
IPL	**$1.0**	$1.0
WPL	**1.3**	1.3

(8) REDEEMABLE PREFERRED STOCK

Information related to the carrying value of Alliant Energy's cumulative preferred stock of subsidiaries, net at Dec. 31 was as follows (dollars in millions):

Liquidation Preference/ Stated Value	Authorized Shares	Shares Outstanding	Series	Redemption (a)	**2011**	2010
IPL:						
$25	16,000,000	6,000,000	8.375%	On or after March 15, 2013	**$150.0**	$150.0
(b)	--	(b)	(b)	(b)	--	40.0
					150.0	190.0
Less: discount					**(4.9)**	(6.2)
					145.1	183.8
WPL:						
$100	(c)	99,970	4.50%	Any time	**10.0**	10.0
$100	(c)	74,912	4.80%	Any time	**7.5**	7.5
$100	(c)	64,979	4.96%	Any time	**6.5**	6.5
$100	(c)	29,957	4.40%	Any time	**3.0**	3.0
$100	(c)	29,947	4.76%	Any time	**3.0**	3.0
$100	(c)	150,000	6.20%	Any time	**15.0**	15.0
$25	(c)	599,460	6.50%	Any time	**15.0**	15.0
					60.0	60.0
					$205.1	$243.8

(a) None are mandatorily redeemable.
(b) In 2011, IPL redeemed all 1,600,000 outstanding shares of its 7.10% Series C Cumulative Preferred Stock at the $25 par value for $40.0 million plus accrued and unpaid dividends up to the redemption date.
(c) WPL has 3,750,000 authorized shares in total.

IPL - The articles of incorporation of IPL contain a provision that grants the holders of its preferred stock voting rights to elect two members of IPL's Board of Directors if preferred dividends equal to the annual dividend requirements are in arrears. Such voting rights would not provide the holders of IPL's preferred stock control of the decision on redemption of IPL's preferred stock and could not force IPL to exercise its call option. Therefore, IPL's preferred stock is presented in total equity on the Consolidated Balance Sheets in a manner consistent with noncontrolling interests.

WPL - The articles of organization of WPL contain a provision that grants the holders of its preferred stock voting rights to elect a majority of WPL's Board of Directors if preferred dividends equal to the annual dividend requirements are in arrears. The exercise of such voting rights would provide the holders of WPL's preferred stock control of the decision on redemption of WPL's preferred stock and could force WPL to exercise its call option. Therefore, the contingent control right and the embedded call option cause WPL's preferred stock to be presented outside of total equity on the Consolidated Balance Sheets in a manner consistent with temporary equity.

Refer to Note 11 for information on the fair value of Alliant Energy's cumulative preferred stock of subsidiaries.

(9) DEBT

(a) Short-term Debt - Alliant Energy and its subsidiaries maintain committed bank lines of credit to provide short-term borrowing flexibility and backstop liquidity for commercial paper outstanding. At Dec. 31, 2011, Alliant Energy's short-term borrowing arrangements included three revolving credit facilities totaling $1 billion ($300 million for Alliant Energy at the parent company level, $300 million for IPL and $400 million for WPL), which expire in December 2016. Information regarding commercial paper issued under credit facilities and other short-term borrowings was as follows (Not Applicable (N/A); dollars in millions):

	Alliant Energy		IPL		WPL	
	2011	2010	**2011**	2010	**2011**	2010
Commercial paper at Dec. 31:						
Amount outstanding	**$102.8**	$47.4	**$7.1**	$--	**$25.7**	$47.4
Weighted average interest rates	**0.3%**	0.3%	**0.4%**	N/A	**0.3%**	0.3%
Total short-term debt outstanding for the year ended:						
Maximum amount outstanding (based on daily outstanding balances)	**$124.4**	$350.3	**$54.4**	$219.1	**$96.5**	$170.2
Average amount outstanding (based on daily outstanding balances)	**$27.7**	$92.0	**$6.0**	$62.8	**$17.6**	$36.6
Weighted average interest rates	**0.3%**	0.3%	**0.3%**	0.3%	**0.3%**	0.3%

Alliant Energy's, IPL's and WPL's credit agreements each contain a covenant, which requires the entities to maintain certain debt-to-capital ratios in order to borrow under the credit facilities. The required debt-to-capital ratios compared to the actual debt-to-capital ratios at Dec. 31, 2011 were as follows:

	Alliant Energy	IPL	WPL
Requirement	Less than 65%	Less than 58%	Less than 58%
Status at Dec. 31, 2011	46%	46%	45%

The debt component of the capital ratios generally includes long- and short-term debt (excluding non-recourse debt and hybrid securities to the extent the total carrying value of such hybrid securities does not exceed 15% of consolidated capital of the applicable borrower), capital lease obligations, letters of credit, guarantees of the foregoing and new synthetic leases. Unfunded vested benefits under qualified pension plans are not included in the debt-to-capital ratios. The equity component of the capital ratios excludes accumulated other comprehensive income (loss).

(b) Long-Term Debt -
Alliant Energy's, IPL's and WPL's long-term debt, net as of Dec. 31 was as follows (dollars in millions):

	2011			2010		
	Alliant Energy	**IPL**	**WPL**	Alliant Energy	IPL	WPL
Senior Debentures:						
3.3%, due 2015	**$150.0**	**$150.0**	**$--**	$150.0	$150.0	$--
5.875%, due 2018	**100.0**	**100.0**	**--**	100.0	100.0	--
7.25%, due 2018	**250.0**	**250.0**	**--**	250.0	250.0	--
3.65%, due 2020	**200.0**	**200.0**	**--**	200.0	200.0	--
5.5%, due 2025	**50.0**	**50.0**	**--**	50.0	50.0	--
6.45%, due 2033	**100.0**	**100.0**	**--**	100.0	100.0	--
6.3%, due 2034	**125.0**	**125.0**	**--**	125.0	125.0	--
6.25%, due 2039	**300.0**	**300.0**	**--**	300.0	300.0	--
	1,275.0	**1,275.0**	**--**	1,275.0	1,275.0	--
Debentures:						
5%, due 2019	**250.0**	**--**	**250.0**	250.0	--	250.0
4.6%, due 2020	**150.0**	**--**	**150.0**	150.0	--	150.0
6.25%, due 2034	**100.0**	**--**	**100.0**	100.0	--	100.0
6.375%, due 2037	**300.0**	**--**	**300.0**	300.0	--	300.0
7.6%, due 2038	**250.0**	**--**	**250.0**	250.0	--	250.0
	1,050.0	**--**	**1,050.0**	1,050.0	--	1,050.0
Pollution Control Revenue Bonds:						
5%, due 2014	**38.4**	**38.4**	**--**	38.4	38.4	--
5%, due 2014 and 2015	**24.5**	**--**	**24.5**	24.5	--	24.5
5.375%, due 2015	**14.6**	**--**	**14.6**	14.6	--	14.6
	77.5	**38.4**	**39.1**	77.5	38.4	39.1
Other:						
4% senior notes, due 2014	**250.0**	**--**	**--**	250.0	--	--
5.06% senior secured notes, due 2012 to 2024	**63.3**	**--**	**--**	64.5	--	--
Other, 1% at Dec. 31, 2011, due 2012 to 2025	**0.5**	**--**	**--**	0.5	--	--
	313.8	**--**	**--**	315.0	--	--
Subtotal	**2,716.3**	**1,313.4**	**1,089.1**	2,717.5	1,313.4	1,089.1
Current maturities	**(1.4)**	**--**	**--**	(1.3)	--	--
Unamortized debt (discount) and premium, net	**(11.8)**	**(4.4)**	**(6.9)**	(12.8)	(4.8)	(7.4)
Long-term debt, net	**$2,703.1**	**$1,309.0**	**$1,082.2**	$2,703.4	$1,308.6	$1,081.7

In 2009, Alliant Energy announced a tender offer and consent solicitation for all 5,940,960 of its 2.5% Exchangeable Senior Notes due 2030 (Notes). In 2009, Alliant Energy received valid tenders and consents from holders of 5,940,660 Notes and made $241 million of payments related to the Notes tendered using short-term borrowings and cash on hand. These payments exceeded the carrying value of the Notes tendered resulting in Alliant Energy incurring $203.0 million of pre-tax charges in 2009 related to the repurchase of the Notes. These pre-tax charges were recorded in "Loss on early extinguishment of debt" in the Consolidated Statement of Income in 2009. In 2010, Alliant Energy retired its remaining 300 Notes.

<u>**Five-Year Schedule of Debt Maturities**</u> - At Dec. 31, 2011, Alliant Energy's debt maturities for 2012 to 2016 were as follows (in millions):

	2012	2013	2014	2015	2016
IPL	$--	$--	$38	$150	$--
WPL	--	--	8	31	--
Resources	1	1	2	2	3
Alliant Energy parent company	--	--	250	--	--
Alliant Energy	$1	$1	$298	$183	$3

At Dec. 31, 2011, there were no significant sinking fund requirements related to the long-term debt on the Consolidated Balance Sheets.

Indentures - Alliant Energy maintains an indenture related to its 4% senior notes due 2014. IPL maintains an indenture related to its senior debentures due 2015 through 2039. WPL maintains an indenture related to its debentures due 2019 through 2038. Sheboygan Power, LLC, Resources' wholly-owned subsidiary, maintains an indenture related to the issuance of its 5.06% senior secured notes due 2012 to 2024.

Optional Redemption Provisions - Alliant Energy and its subsidiaries have certain issuances of long-term debt that contain optional redemption provisions which, if elected by the issuer at its sole discretion, could require material redemption premium payments by the issuer. The redemption premium payments under these optional redemption provisions are variable and dependent on applicable U.S. Treasury rates at the time of redemption. At Dec. 31, 2011, the debt issuances that contained these optional redemption provisions included Alliant Energy's senior notes due 2014, IPL's senior debentures due 2015 through 2039, WPL's debentures due 2019 through 2038 and Sheboygan Power, LLC's senior secured notes due 2012 to 2024.

Security Provisions - Sheboygan Power, LLC's 5.06% senior secured notes due 2012 to 2024 are secured by the Sheboygan Falls Energy Facility and related assets.

Unamortized Debt Issuance Costs - Alliant Energy's unamortized debt issuance costs recorded in "Deferred charges and other" on the Consolidated Balance Sheets at Dec. 31, 2011 and 2010 were $19.1 million and $21.2 million, respectively.

Carrying Amount and Fair Value of Long-term Debt - Refer to Note 11 for information on the carrying amount and fair value of Alliant Energy's long-term debt outstanding at Dec. 31, 2011 and 2010.

(10) INVESTMENTS

(a) Unconsolidated Equity Investments - Alliant Energy's unconsolidated investments accounted for under the equity method of accounting are as follows (dollars in millions):

	Ownership Interest at	Carrying Value at Dec. 31,		Equity (Income) / Loss		
	Dec. 31, 2011	**2011**	2010	**2011**	2010	2009
ATC (a)	16%	**$238.8**	$227.9	**($37.8)**	($36.9)	($36.1)
Wisconsin River Power Company	50%	**7.7**	8.1	**(0.9)**	(0.9)	(0.9)
Other	Various	**3.1**	2.5	**(0.6)**	(0.3)	0.4
		$249.6	$238.5	**($39.3)**	($38.1)	($36.6)

(a) Alliant Energy has the ability to exercise significant influence over ATC's financial and operating policies through its participation on ATC's Board of Directors. Refer to Note 21 for information regarding related party transactions with ATC.

Summary financial information from the financial statements of these investments is as follows (in millions):

	2011	2010	2009
Operating revenues	**$575**	$564	$529
Operating income	**307**	307	292
Net income	**218**	226	218
As of Dec. 31:			
Current assets	**62**	64	
Non-current assets	**3,100**	2,941	
Current liabilities	**299**	429	
Non-current liabilities	**1,490**	1,266	

(b) Cash Surrender Value of Life Insurance Policies - Alliant Energy has various life insurance policies that cover certain current and former employees and directors. At Dec. 31, 2011 and 2010, the cash surrender value of these investments was $49.2 million and $48.3 million, respectively.

(11) FAIR VALUE MEASUREMENTS

Fair Value of Financial Instruments - The carrying amounts of Alliant Energy's current assets and current liabilities approximate fair value because of the short maturity of such financial instruments. Carrying amounts and the related estimated fair values of other financial instruments at Dec. 31 were as follows (in millions):

	Carrying Amount	Fair Value
2011		
Assets:		
Derivative assets (Note 12)	**$15.7**	**$15.7**
Deferred proceeds (sales of receivables) (Note 4(a))	**53.7**	**53.7**
Capitalization and liabilities:		
Long-term debt (including current maturities) (Note 9(b))	**2,704.5**	**3,325.3**
Cumulative preferred stock of subsidiaries (Note 8)	**205.1**	**222.5**
Derivative liabilities (Note 12)	**78.0**	**78.0**
2010		
Assets:		
Money market fund investments (Note 1(d))	128.3	128.3
Derivative assets (Note 12)	20.9	20.9
Deferred proceeds (sales of receivables) (Note 4(a))	152.9	152.9
Capitalization and liabilities:		
Long-term debt (including current maturities) (Note 9(b))	2,704.7	2,958.6
Cumulative preferred stock of subsidiaries (Note 8)	243.8	266.7
Derivative liabilities (Note 12)	67.3	67.3

Valuation Techniques -

Money market fund investments - At Dec. 31, 2010, money market fund investments were measured at fair value using quoted market prices on listed exchanges. Refer to Note 1(d) for additional information regarding money market fund investments.

Derivative assets and derivative liabilities - As of Dec. 31, 2011 and 2010, derivative assets and derivative liabilities included swap contracts, option contracts, and physical forward purchase and sale contracts for electricity and natural gas, financial transmission rights (FTRs) and embedded foreign currency derivatives. IPL's and WPL's swap, option and physical forward commodity contracts were non-exchange-based derivative instruments valued using indicative price quotations available through a pricing vendor that provides daily exchange forward price settlements, from broker or dealer quotations or from on-line exchanges. The indicative price quotations reflected the average of the bid-ask mid-point prices and were obtained from sources believed to provide the most liquid market for the commodity. IPL and WPL corroborated a portion of these indicative price quotations using quoted prices for similar assets or liabilities in active markets and categorized derivative instruments based on such indicative price quotations as Level 2. IPL's and WPL's commodity contracts that were valued using indicative price quotations based on significant assumptions such as seasonal or monthly shaping and indicative price quotations that could not be readily corroborated were categorized as Level 3. IPL's and WPL's swap, option and physical forward commodity contracts were predominately at liquid trading points. IPL's and WPL's FTRs were measured at fair value each reporting date using monthly or annual auction shadow prices from relevant auctions. The embedded foreign currency derivatives related to Euro-denominated payment terms included in the wind turbine supply contract with Vestas were measured at fair value using an extrapolation of forward currency rates. Refer to Note 12 for additional details of derivative assets and derivative liabilities.

Deferred proceeds (sales of receivables) - The fair value of IPL's deferred proceeds related to its sales of receivables program was calculated each reporting date using the carrying amount of receivables sold less the allowance for doubtful accounts associated with the receivables sold and cash proceeds received from the receivables sold. Refer to Note 4(a) for additional information regarding deferred proceeds.

Long-term debt (including current maturities) - For long-term debt instruments that are actively traded, the fair value was based upon quoted market prices each reporting date. For long-term debt instruments that are not actively traded, the fair value was based on discounted cash flow methodology and utilizes assumptions of current market pricing curves. Refer to Note 9(b) for additional information regarding long-term debt.

Cumulative preferred stock of subsidiaries - The fair value of IPL's 8.375% cumulative preferred stock was based on its closing market price quoted by the New York Stock Exchange on each reporting date. At Dec. 31, 2010, the fair value of IPL's 7.10% cumulative preferred stock was based on its closing market price quoted by the New York Stock Exchange on that date. The fair value of WPL's 4.50% cumulative preferred stock was based on the closing market price quoted by the NYSE Amex LLC on each reporting date. The fair value of WPL's remaining preferred stock was calculated based on the market yield of similar securities. Refer to Note 8 for additional information regarding cumulative preferred stock of subsidiaries, including the April 2011 redemption of IPL's 7.10% cumulative preferred stock.

Valuation Hierarchy - Fair value measurement accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy and examples of each are as follows:

Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date. Level 1 assets as of Dec. 31, 2010 included money market fund investments.

Level 2 - Pricing inputs are quoted prices for similar asset or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active as of the reporting date. Level 2 assets and liabilities as of Dec. 31, 2011 and 2010 included IPL's and WPL's non-exchange traded commodity contracts valued using indicative price quotations that are corroborated with quoted prices for similar assets or liabilities in active markets.

Level 3 - Pricing inputs are unobservable inputs for assets or liabilities for which little or no market data exist and require significant management judgment or estimation. Level 3 assets and liabilities as of Dec. 31, 2011 and 2010 included embedded foreign currency derivatives, IPL's deferred proceeds, and IPL's and WPL's FTRs, natural gas option contracts and certain commodity contracts that are valued using indicative price quotations with shaping assumptions.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

Recurring Fair Value Measurements - Disclosure requirements for Alliant Energy's recurring items subject to fair value measurements at Dec. 31 were as follows (in millions):

	2011				2010			
	Fair Value	**Level 1**	**Level 2**	**Level 3**	Fair Value	Level 1	Level 2	Level 3
Assets:								
Money market fund investments	**$--**	**$--**	**$--**	**$--**	$128.3	$128.3	$--	$--
Derivative assets:								
Commodity contracts	**15.7**	--	**3.4**	**12.3**	16.1	--	10.0	6.1
Foreign exchange contracts	**--**	**--**	**--**	**--**	4.8	--	--	4.8
Total derivative assets	**15.7**	--	**3.4**	**12.3**	20.9	--	10.0	10.9
Deferred proceeds	**53.7**	--	**--**	**53.7**	152.9	--	--	152.9
Liabilities:								
Derivative liabilities:								
Commodity contracts	**78.0**	--	**64.8**	**13.2**	67.2	--	63.9	3.3
Foreign exchange contracts	**--**	**--**	**--**	**--**	0.1	--	--	0.1
Total derivative liabilities	**78.0**	--	**64.8**	**13.2**	67.3	--	63.9	3.4

Additional information for Alliant Energy's recurring fair value measurements using significant unobservable inputs (Level 3 inputs) was follows (in millions):

	Derivative Assets and (Liabilities), net					
	Commodity Contracts		Foreign Contracts		Deferred Proceeds	
	2011	2010	**2011**	2010	**2011**	2010
Beginning balance, Jan. 1	**$2.8**	$2.6	**$4.7**	$3.1	**$152.9**	$--
Total gains (losses) (realized/unrealized) included in changes in net assets (a)	**(7.3)**	(0.8)	**--**	3.8	**--**	--
Transfers in and/or out of Level 3 (b)	**0.2**	(0.3)	**--**	--	**--**	--
Purchases	**21.8**	--	**--**	--	**--**	--
Settlements (c)	**(18.4)**	1.3	**(4.7)**	(2.2)	**(99.2)**	152.9
Ending balance, Dec. 31	**($0.9)**	$2.8	**$--**	$4.7	**$53.7**	$152.9
The amount of total gains (losses) for the period included in changes in net assets attributable to the change in unrealized gains (losses) relating to assets and liabilities held at Dec. 31 (a)	**($7.3)**	($0.8)	**$--**	$3.8	**$--**	$--

(a) Gains and losses related to derivative assets and derivative liabilities are recorded in "Regulatory assets" and "Regulatory liabilities" on the Consolidated Balance Sheets.
(b) Observable market inputs became available for certain commodity contracts previously classified as Level 3. The transfers were valued as of the beginning of the period.
(c) Settlements related to deferred proceeds are due to the change in the carrying amount of receivables sold less the allowance for doubtful accounts associated with the receivables sold and cash proceeds received from the receivables sold.

(12) DERIVATIVE INSTRUMENTS

Commodity and Foreign Exchange Derivatives -

Purpose - Alliant Energy periodically uses derivative instruments for risk management purposes to mitigate exposures to fluctuations in certain commodity prices, transmission congestion costs and currency exchange rates. Alliant Energy's derivative instruments as of Dec. 31, 2011 and 2010 were not designated as hedging instruments. Alliant Energy's derivative instruments as of Dec. 31, 2011 and 2010 included electric physical forward purchase contracts and swap contracts to mitigate pricing volatility for the electricity purchased to supply to IPL's and WPL's customers; electric physical forward sale contracts to offset long positions created by reductions in electricity demand forecasts; natural gas swap contracts to mitigate pricing volatility for the fuel used to supply to the natural gas-fired electric generating facilities IPL and WPL operate; natural gas options to mitigate price increases during periods of high demand or lack of supply; FTRs acquired to manage transmission congestion costs; natural gas physical forward purchase contracts to mitigate pricing volatility for natural gas supplied to IPL's and WPL's retail customers; natural gas physical forward purchase and sale contracts to optimize the value of natural gas pipeline capacity; and embedded foreign currency derivatives related to Euro-denominated payment terms included in the wind turbine supply contract with Vestas.

Notional Amounts - As of Dec. 31, 2011, Alliant Energy had notional amounts related to outstanding swap contracts, option contracts, physical forward contracts and FTRs that were accounted for as commodity derivative instruments as follows (units in thousands):

	2012	2013	2014	Total
Electricity (MWhs)	3,931	1,944	--	5,875
FTRs (MWs)	23	--	--	23
Natural gas (dekatherms)	48,295	9,716	1,125	59,136

The notional amounts in the above table were computed by aggregating the absolute value of purchase and sale positions within commodities for each year.

Financial Statement Presentation - Alliant Energy records derivative instruments at fair value each reporting date on the balance sheets as assets or liabilities. At Dec. 31, 2011 and 2010, the fair values of current derivative assets were included in "Prepayments and other," non-current derivative assets were included in "Deferred charges and other," current derivative liabilities were included in "Derivative liabilities" and non-current derivative liabilities were included in "Other long-term liabilities and deferred credits" on the Consolidated Balance Sheets as follows (in millions):

	2011	2010
Current derivative assets		
Commodity contracts	**$12.7**	$14.3
Foreign exchange contracts	**--**	4.8
	$12.7	$19.1
Non-current derivative assets		
Commodity contracts	**$3.0**	$1.8
Current derivative liabilities		
Commodity contracts	**$55.9**	$55.2
Foreign exchange contracts	**--**	0.1
	$55.9	$55.3
Non-current derivative liabilities		
Commodity contracts	**$22.1**	$12.0

Alliant Energy generally records gains and losses from IPL's and WPL's derivative instruments with offsets to regulatory assets or regulatory liabilities, based on their fuel and natural gas cost recovery mechanisms, as well as other specific regulatory authorizations. Gains and losses from derivative instruments not designated as hedging instruments were recorded as follows (in millions):

	Location Recorded	Gains (Losses)		
	on Balance Sheets	**2011**	2010	2009
Commodity contracts	Regulatory assets	**($79.6)**	($78.4)	($137.6)
Commodity contracts	Regulatory liabilities	**9.3**	11.5	24.4
Foreign exchange contracts	Regulatory liabilities	**--**	3.8	(3.3)

Losses from commodity contracts during 2011, 2010 and 2009 were primarily due to impacts of decreases in electricity and natural gas prices during such periods.

Credit Risk-related Contingent Features - Alliant Energy and its subsidiaries have entered into various agreements that contain credit risk-related contingent features including requirements for them to maintain certain credit ratings from each of the major credit rating agencies and limitations on their liability positions under the various agreements based upon their credit ratings. In the event of a downgrade in their credit ratings or if their liability positions exceed certain contractual limits, Alliant Energy and its subsidiaries may need to provide credit support in the form of letters of credit or cash collateral up to the amount of their exposure under the contracts, or may need to unwind the contracts and pay the underlying liability positions.

Certain of these agreements with credit risk-related contingency features are accounted for as derivative instruments. The aggregate fair value of all derivatives with credit risk-related contingent features that were in a net liability position on Dec. 31, 2011 was $78.0 million for Alliant Energy. At Dec. 31, 2011, Alliant Energy and its subsidiaries all had investment-grade credit ratings. However, IPL exceeded its liability position with one counterparty requiring it to post $2.0 million of cash collateral. If the most restrictive credit risk-related contingent features for derivative agreements in a net liability position were triggered on Dec. 31, 2011, Alliant Energy would be required to post an additional $76.0 million of credit support to its counterparties.

(13) COMMITMENTS AND CONTINGENCIES

(a) Operating Expense Purchase Obligations - Alliant Energy has entered into various commodity supply, transportation and storage contracts to meet its obligations to deliver electricity and natural gas to its utility customers. Alliant Energy also enters into other operating expense purchase obligations with various vendors for other goods and services. At Dec. 31, 2011, Alliant Energy's minimum future commitments related to these operating expense purchase obligations were as follows (in millions):

	2012	2013	2014	2015	2016	Thereafter	Total
Purchased power (a):							
DAEC (IPL) (b)	$178	$200	$34	$--	$--	$--	$412
Kewaunee Nuclear Power Plant (WPL)	72	77	--	--	--	--	149
Other	38	8	--	--	--	1	47
	288	285	34	--	--	1	608
Natural gas	152	60	34	23	21	16	306
Coal	149	106	40	18	--	--	313
SO2 emission allowances (c)	--	--	--	12	14	8	34
Other (d)	89	24	--	--	--	--	113
	$678	$475	$108	$53	$35	$25	$1,374

(a) Includes payments required by PPAs for capacity rights and minimum quantities of MWhs required to be purchased. Refer to Note 21 for additional information on purchased power transactions.
(b) IPL is obligated to pay for capacity and energy delivered under the DAEC PPA. If energy delivered under the DAEC PPA is less than the targeted energy amount, an adjustment payment is made to IPL, which is reflected in IPL's energy adjustment clause.
(c) Refer to Note 1(b) for discussion of $34 million of charges recognized in 2011 for forward contracts to purchase SO2 emission allowances.
(d) Includes individual commitments incurred during the normal course of business that exceeded $1 million at Dec. 31, 2011.

Alliant Energy enters into certain contracts that are considered leases and are therefore not included here, but are included in Note 3.

(b) Legal Proceedings -
Air Permitting Violation Claims - In September 2010, Sierra Club filed in the U.S. District Court for the Western District of Wisconsin a complaint against WPL, as owner and operator of the Nelson Dewey Generating Station (Nelson Dewey) and the Columbia Energy Center (Columbia), based on allegations that modifications were made at the facilities without complying with the Prevention of Significant Deterioration (PSD) program requirements, Title V Operating Permit requirements of the Clean Air Act (CAA) and state regulatory counterparts contained within the Wisconsin state implementation plan (SIP) designed to implement the CAA. In October 2010, WPL responded to these claims related to Nelson Dewey and Columbia by filing with the U.S. District Court an answer denying the Columbia allegations and a motion to dismiss the Nelson Dewey allegations based on statute of limitations arguments. In November 2010, WPL filed a motion to dismiss the Nelson Dewey and Columbia allegations based on lack of jurisdiction. Sierra Club has responded to the motions. WPL and Sierra Club are engaged in settlement negotiations. In January 2012, the Court reset the trial date to Dec. 10, 2012 and scheduled a status conference for Feb. 15, 2012 to receive an update on settlement progress. At the Feb. 15, 2012 status conference, the Court reaffirmed the Dec. 10, 2012 trial date, but set a pre-trial schedule that allows the parties to work toward settlement.

In September 2010, Sierra Club filed in the U.S. District Court for the Eastern District of Wisconsin a complaint against WPL, as owner and operator of the Edgewater Generating Station (Edgewater), which contained similar allegations regarding air permitting violations at Edgewater. In the Edgewater complaint, additional allegations were made regarding violations of emission limits for visible emissions. In February 2011, WPL responded to these claims related to Edgewater by filing with the U.S. District Court an answer denying the allegations and a motion to dismiss the allegations based on lack of jurisdiction. WPL and Sierra Club are engaged in settlement negotiations. In December 2011, the Court stayed all discovery and scheduling deadlines for 60 days (through Feb. 15, 2012) so that the Parties may continue settlement negotiations. In February 2012, the Court extended the stay through April 16, 2012.

In December 2009, the EPA sent a Notice of Violation (NOV) to WPL as an owner and the operator of Edgewater, Nelson Dewey and Columbia. The NOV alleges that the owners failed to comply with appropriate pre-construction review and permitting requirements and as a result violated the PSD program requirements, Title V Operating Permit requirements of the CAA and the Wisconsin SIP. WPL is engaged in settlement negotiations with the EPA in conjunction with the settlement negotiations with the Sierra Club discussed above.

In response to similar EPA CAA enforcement initiatives, certain utilities have elected to settle with the EPA, while others have elected to litigate. If the EPA and/or Sierra Club successfully prove their claims that projects completed in the past at Edgewater, Nelson Dewey and Columbia required either a state or federal CAA permit, WPL may, under the applicable statutes, be required to pay civil penalties in amounts of up to $37,500 per day for each violation and/or complete actions for injunctive relief. Payment of fines and/or injunctive relief could be included in a settlement outcome. Injunctive relief contained in settlements or court-ordered remedies for other utilities required the installation of emission control technology, changed operating conditions including use of alternative fuels other than coal, caps for emissions and limitations on generation including retirement of generating units, and other beneficial environmental projects. If similar remedies are required for final resolution of these matters at Edgewater, Nelson Dewey and Columbia, Alliant Energy would incur additional capital and operating expenditures. Alliant Energy is continuing to analyze the allegations and is unable to predict the impact of the allegations on its financial condition or results of operations, but believes that the outcome could be significant. WPL and the other owners of Edgewater and Columbia are exploring settlement options while simultaneously defending against these allegations. Alliant Energy believes the projects at Edgewater, Nelson Dewey and Columbia were routine or not projected to increase emissions and therefore did not violate the permitting requirements of the CAA.

Alliant Energy does not currently believe any material losses from these air permitting violation claims are both probable and reasonably estimated and therefore has not recognized any material related loss contingency amounts as of Dec. 31, 2011. Alliant Energy is not able to estimate the possible loss or range of possible loss related to these air permit violation claims given the various litigation and settlement scenarios being pursued to resolve this contingency as well as uncertainty regarding which, if any, allegations will be determined to be violations and the nature and cost of any fines and injunctive relief that could be required to resolve any violations.

Alliant Energy Cash Balance Pension Plan (Plan) - In February 2008, a class action lawsuit was filed against the Plan in the U.S. District Court for the Western District of Wisconsin (Court). The complaint alleged that certain Plan participants who received distributions prior to their normal retirement age did not receive the full benefit to which they were entitled in violation of the Employee Retirement Income Security Act of 1974 (ERISA) because the Plan applied an improper interest crediting rate to project the cash balance account to their normal retirement age. These Plan participants were limited to individuals who, prior to normal retirement age, received a lump sum distribution or an annuity payment. The Court certified two subclasses of plaintiffs that in aggregate include all persons vested or partially vested in the Plan who received these distributions from Jan. 1, 1998 to Aug. 17, 2006 including: (1) persons who received distributions from Jan. 1, 1998 through Feb. 28, 2002; and (2) persons who received distributions from March 1, 2002 to Aug. 17, 2006.

In June 2010, the Court issued an opinion and order that granted the plaintiffs' motion for summary judgment on liability in the lawsuit and decided with respect to damages that prejudgment interest on damages would be allowed. In December 2010, the Court issued an opinion and order that decided the interest crediting rate that the Plan used to project the cash balance accounts of the plaintiffs during the class period should have been 8.2% and that a pre-retirement mortality discount would not be applied to the damages calculation. In March 2011, the Court issued an opinion and order that prejudgment interest on damages would be calculated using the average prime rate from the date that the Plan failed to make the total payment to a particular participant through the date of the final judgment (which has not yet been issued). In September 2011, plaintiffs filed a motion for leave to file a supplemental complaint to assert that the 2011 amendment to the Plan, made to conform with the IRS determination letter (described below), was itself an ERISA violation. In November 2011, the Court allowed the filing of the Plaintiffs' supplemental complaint and denied a separate motion for reconsideration filed by the Plan arguing that certain of Plaintiffs' claims were time-barred. Following the November 2011 ruling, Plaintiffs filed a new complaint. The Plan filed an answer in January 2012, pursuant to the scheduling order issued by the Court. Following resolution of the new complaint, the Plan may appeal the final judgment to the Seventh Circuit Court of Appeals.

Based on opinions and orders issued by the Court to date and the $10.2 million of IRS-related offset benefits paid by the Plan in 2011, the Plan currently estimates that the final trial court judgment of damages, after offsetting the additional benefits paid to participants by the Plan, may be up to approximately $17 million, which includes prejudgment interest through Dec. 31, 2011, but does not include any award for plaintiffs' attorney's fees or costs or the potential value of additional claims newly asserted in the supplemental complaint by the Plaintiffs in November 2011 whose value is not yet known. Alliant Energy does not currently believe any material losses related to the final judgment of damages from this class action lawsuit are both probable and reasonably estimated, and therefore has not recognized any material loss contingency amounts for the final judgment of damages as of Dec. 31, 2011. Alliant Energy is currently unable to predict the final outcome of the class action lawsuit or the ultimate impact on its financial condition or results of operations but believes the outcome could have a material effect on its retirement plan funding and expense.

The IRS also considered the interest crediting rate used to project the cash balance account to participants' normal retirement age as part of its review of Alliant Energy's request for a favorable determination letter with respect to the tax-qualified status of the Plan. Alliant Energy reached an agreement with the IRS, which resulted in a favorable determination letter for the Plan in 2011. The agreement with the IRS required Alliant Energy to amend the Plan in 2011 resulting in $10.2 million of aggregate additional benefits paid to certain former participants in the Plan in 2011. The $10.2 million of aggregate payments are an offset against any final judgment of damages by the Court in the case discussed above, in whole or in part, depending on the scope of the final judgment. Refer to Note 6(a) for discussion of the additional benefits costs recognized by Alliant Energy in 2011 related to the $10.2 million of benefit payments.

RMT Contract Disputes - In September 2011, RMT filed a lawsuit in the U.S. District Court for the Western District of Wisconsin alleging, among other things, breach of contract against Cable System Installation (CSI), a subcontractor to RMT on several solar projects in New Jersey. The complaint alleges that CSI breached its contract with RMT by failing to complete the work, by failing to complete the work in a timely manner, by failing to perform work according to the contract, for abandonment of work, and for other related claims. RMT incurred additional costs to replace CSI and to complete CSI's work with alternative subcontractors, incurred liquidated damages assessed by the project owners due to project delays, and had liens filed by CSI's subcontractors that CSI has not paid. The lawsuit seeks to recover all costs incurred by RMT as a result of the breaches of contract by CSI. CSI has asserted that RMT owes CSI additional amounts for work performed under the contract that have not been paid to date. CSI and sub-contractors of CSI have filed liens against the projects based on claims that they have not been paid as required under their agreements. As of Dec. 31, 2011, RMT has posted bonds of $21 million to discharge the liens filed by CSI and CSI's subcontractors against the project sites. Alliant Energy does not currently believe any material losses from these claims are both probable and reasonably estimated and therefore has not recognized any material related loss contingency amounts as of Dec. 31, 2011. Alliant Energy is currently not able to estimate the possible loss or range of possible loss related to these claims given the early state of the lawsuit. Alliant Energy also has not recognized any material benefits from the lawsuit as of Dec. 31, 2011.

Other - Alliant Energy is involved in other legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business. Although unable to predict the outcome of these matters, Alliant Energy believes that appropriate reserves have been established and final disposition of these actions will not have a material effect on its financial condition or results of operations.

(c) Guarantees and Indemnifications - Alliant Energy provided indemnifications associated with various sales of its non-regulated businesses/assets for losses resulting from potential breach of the representations and warranties made by Alliant Energy on the sale dates and for the breach of its obligations under the sale agreements. Alliant Energy believes the likelihood of having to make any material cash payments under these indemnifications is remote. Alliant Energy has not recognized any material liabilities related to these indemnifications as of Dec. 31, 2011. The terms of the indemnifications provided by Alliant Energy at Dec. 31, 2011 for the various sales were generally as follows (in millions):

Businesses/Assets Sold	Disposal Date	Maximum Limit	Expiration Date
New Zealand	Fourth quarter of 2006	$163 (a)	March 2012
Mexico	Second quarter of 2007	20	June 2012

(a) Based on exchange rate at Dec. 31, 2011

Alliant Energy also continues to guarantee the abandonment obligations of WPC under the Point Arguello partnership agreements. The guarantee does not include a maximum limit. As of Dec. 31, 2011, the present value of the abandonment obligations is estimated at $32 million. Alliant Energy believes that no payments will be made under this guarantee.

RMT provides renewable energy services to clients throughout the U.S., including facility siting, permitting, design, procurement, construction and high voltage connection services for wind and solar projects. Alliant Energy has guaranteed RMT's performance obligations related to certain of these projects. As of Dec. 31, 2011, Alliant Energy had $554 million of performance guarantees outstanding with $101 million, $339 million and $114 million expiring in 2012, 2013 and 2014, respectively. RMT has also provided surety bonds in support of the payment and performance obligations of certain of these projects and Alliant Energy has guaranteed RMT's indemnity obligations to the surety company. As of Dec. 31, 2011, Alliant Energy had $119 million in surety bonds and related Alliant Energy performance guarantees outstanding, all with expiration dates in 2012. Alliant Energy currently believes that no material cash payments will be made under any of these obligations.

Refer to Note 3(a) for discussion of Alliant Energy's residual value guarantees of its synthetic leases.

(d) Environmental Matters - Alliant Energy is subject to environmental regulations as a result of its current and past operations. These regulations are designed to protect public health and the environment and have resulted in compliance, remediation, containment and monitoring obligations, which are recorded as environmental liabilities. At Dec. 31, current environmental liabilities were included in "Other current liabilities" and non-current environmental liabilities were included in "Other long-term liabilities and deferred credits" on the Consolidated Balance Sheets as follows (in millions):

	2011	2010
Current environmental liabilities	**$4.8**	$7.1
Non-current environmental liabilities	**28.8**	25.8
	$33.6	$32.9

MGP Sites - IPL and WPL have current or previous ownership interests in 40 and 14 sites, respectively, previously associated with the production of gas for which they may be liable for investigation, remediation and monitoring costs. IPL and WPL have received letters from state environmental agencies requiring no further action at 11 and 9 of these sites, respectively. Additionally, IPL has met state environmental agency expectations at 3 additional sites requiring no further action for soil remediation. IPL and WPL are working pursuant to the requirements of various federal and state agencies to investigate, mitigate, prevent and remediate, where necessary, the environmental impacts to property, including natural resources, at and around the sites in order to protect public health and the environment.

Alliant Energy records environmental liabilities related to these MGP sites based upon periodic studies. Such amounts are based on the best current estimate of the remaining amount to be incurred for investigation, remediation and monitoring costs for those sites where the investigation process has been or is substantially completed, and the minimum of the estimated cost range for those sites where the investigation is in its earlier stages. There are inherent uncertainties associated with the estimated remaining costs for MGP projects primarily due to unknown site conditions and potential changes in regulatory agency requirements. It is possible that future cost estimates will be greater than current estimates as the investigation process proceeds and as additional facts become known. The amounts recognized as liabilities are reduced for expenditures incurred and are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their fair value. Management currently estimates the range of remaining costs to be incurred for the investigation, remediation and monitoring of these sites to be $19 million ($15 million for IPL and $4 million for WPL) to $45 million ($39 million for IPL and $6 million for WPL). At Dec. 31, 2011, Alliant Energy recorded $33 million in current and non-current environmental liabilities for its remaining costs to be incurred for these MGP sites.

Refer to Note 1(b) for discussion of regulatory assets recorded by IPL and WPL, which reflect the probable future rate recovery of MGP expenditures. Considering the current rate treatment, and assuming no material change therein, Alliant Energy believes that the clean-up costs incurred for these MGP sites will not have a material effect on its financial condition or results of operations. Settlement has been reached with all of IPL's and WPL's insurance carriers regarding reimbursement for their MGP-related costs and such amounts have been accounted for as directed by the applicable regulatory jurisdiction.

Other Environmental Contingencies - In addition to the environmental liabilities discussed above, Alliant Energy is also monitoring various environmental regulations that may have a significant impact on its future operations. Given uncertainties regarding the outcome, timing and compliance plans for these environmental regulations, Alliant Energy is currently not able to determine the complete financial impact of these regulations but does believe that future capital investments and/or modifications to its electric generating facilities to comply with these regulations could be significant. Specific current, proposed or potential environmental regulations that may require significant future expenditures by Alliant Energy are included below along with a brief description of these environmental regulations.

Air Quality -
CAIR is an emissions trading program that requires SO2 and NOx emissions reductions at IPL's and WPL's fossil-fueled EGUs with greater than 25 MW capacity located in Iowa and Wisconsin through installation of emission controls and/or purchases of allowances. The requirements for NOx and SO2 reductions started in 2009 and 2010, respectively. The requirements of CAIR remain subject to further review by the federal courts and EPA.

CSAPR (formerly known as the Clean Air Transport Rule) was expected to require SO2 and NOx emissions reductions from IPL's and WPL's fossil-fueled EGUs with greater than 25 MW of capacity located in Iowa, Minnesota and Wisconsin. CSAPR emissions reductions were expected to replace CAIR beginning in 2012. However, in December 2011, the CSAPR requirements were stayed by the federal courts and CAIR was reinstated. The requirements of CSAPR remain subject to further review by the federal courts and EPA.

Clean Air Visibility Rule (CAVR) addresses regional haze at national parks and wilderness areas and is expected to require reductions in visibility-impairing emissions, including SO2, NOx and particulate matter, from certain EGUs by installing emission controls including those determined to be Best Available Retrofit Technology. The requirements of CAVR remain subject to further review by the federal courts and the EPA. The CAVR SIPs will determine required compliance actions and deadlines.

Utility Maximum Achievable Control Technology (MACT) Rule requires compliance with numerical emission limitations and work practice standards for the control of mercury and other federal hazardous air pollutants for coal- and oil-fueled EGUs with greater than 25 MW capacity. Compliance is currently expected to be required by April 2015.

Wisconsin State Mercury Rule requires WPL's existing coal-fueled EGUs to reduce annual mercury emissions by 40% from a historic baseline beginning in 2010, and to either achieve a 90% annual mercury emissions reduction standard or limit the annual concentration of mercury emissions to 0.008 pounds of mercury per gigawatt-hour beginning in 2015.

Wisconsin RACT Rule requires NOx emissions reductions at Edgewater to achieve compliance with 2013 requirements since it is located in Sheboygan County, which is currently designated as a non-attainment area for Ozone National Ambient Air Quality Standard (NAAQS). WPL installed NOx emission control technologies at Edgewater to meet 2009 to 2012 compliance requirements under this rule.

Ozone NAAQS Rule reduced the primary standard to a level of 0.075 parts per million. The schedule for compliance with the Ozone NAAQS Rule has not yet been established.

Fine Particle NAAQS Rule is expected to require SO2 and NOx emission reductions in areas designated as non-attainment. The EPA lowered the 24-hour standard and left the annual standard unchanged. In response to a court decision, the EPA is reviewing whether the annual fine particulate matter standard should also be lowered. The schedule for compliance with the Fine Particle NAAQS Rule has not yet been established.

Nitrogen Dioxide (NO2) NAAQS Rule requires a new one-hour NAAQS for NO2 at a level of 100 parts per billion (ppb) and associated ambient air monitoring requirements, while maintaining the current annual standard of 53 ppb. The EPA is expected to re-evaluate non-attainment areas for the NO2 NAAQS in 2016 based on expanded monitoring data. The schedule for compliance has not yet been established.

SO2 NAAQS Rule requires a new one-hour NAAQS for SO2 at a level of 75 ppb. The EPA's final designations identifying non-attainment areas for the SO2 NAAQS are expected to be issued in 2012. The compliance deadline for SO2 NAAQS is currently expected to be required by 2017 for non-attainment areas.

Industrial Boiler and Process Heater MACT Rule requires reductions of emissions of hazardous air pollutants at EGUs with less than 25 MW capacity, and auxiliary boilers and process heaters located at EGUs. The requirements of this rule remain subject to further review by the EPA, which proposed a reconsidered rule in December 2011 and expects to issue a final reconsidered rule by April 2012. The compliance deadline for existing units located at major sources subject to the final Industrial Boiler and Process Heater MACT rule is currently 2014, but expected to be extended to mid-2015 pursuant to the final reconsidered rule.

Water Quality -
Section 316(b) of the Federal Clean Water Act proposal is expected to require modifications to cooling water intake structures to assure that these structures reflect the "best technology available" for minimizing adverse environmental impacts to fish and other aquatic life. The schedule for compliance has not yet been finalized; however, compliance will be required within eight years of the effective date of the final rule. The EPA expects to issue a final rule in 2012.

Wisconsin and Iowa State Thermal Rules may require modifications to certain of WPL's and IPL's EGUs to limit the amount of heat those facilities can discharge into Wisconsin and Iowa waters, respectively. Compliance with the thermal rules will be evaluated on a case-by-case basis as discharge permits for WPL's and IPL's EGUs are renewed.

Hydroelectric Fish Passages and Fish Protective Devices - FERC issued an order requiring an agency-approved fish passage to be installed at WPL's Prairie du Sac hydro plant by December 2012. Alliant Energy currently expects to request an extension from FERC in 2012.

Land and Solid Waste -
Coal Combustion Residuals (CCR) could impose additional requirements for CCR management, beneficial use applications and disposal including operation and maintenance of coal ash surface impoundments (ash ponds) and/or landfills. The EPA issued a proposed regulation for public comment in 2010, and a final rule is expected by late 2012. The schedule for compliance with the CCR Rule has not yet been established.

Polychlorinated Biphenyls (PCB) - The EPA is re-examining the current authorized uses of PCB in electrical equipment and other applications to determine if these uses present an unreasonable risk of injury to health and the environment. The EPA is expected to issue proposed PCB rules for public comment in 2013 and could include a possible mandate to phase out all PCB-containing equipment. The schedule for compliance with the PCB Rule has not yet been established.

Greenhouse Gases (GHG) Emissions -
EPA New Source Performance Standard (NSPS) for GHG Emissions from Electric Utilities is expected to require performance standards for GHG emissions from new and existing fossil-fueled EGUs. The EPA announced the issuance of proposed regulations will be delayed for existing EGUs and has not yet established a new schedule. The EPA's proposed rule for new EGUs is also delayed and is currently expected to be issued in the first quarter of 2012. The schedule for compliance with the NSPS has not yet been established.

EPA GHG Tailoring Rule establishes GHG emissions thresholds for construction and operation of facilities emitting GHG incorporated with air permits applied for after January 2011. The rule also requires new and significantly modified facilities to demonstrate use of the Best Available Control Technologies and energy efficiency measures to minimize GHG emissions.

(e) Credit Risk - Alliant Energy is subject to credit risk related to the ability of counterparties to meet their contractual payment obligations or the potential non-performance of counterparties to deliver contracted commodities, other goods or services at the contracted price.

IPL and WPL provide regulated electricity and natural gas services to residential, commercial, industrial and wholesale customers in the Midwest region of the U.S. The geographic concentration of their customers did not contribute significantly to their overall exposure to credit risk. In addition, as a result of their diverse customer base, IPL and WPL did not have any significant concentration of credit risk for receivables arising from the sale of electricity and natural gas services.

IPL and WPL are typically net buyers of commodities (primarily electricity, coal and natural gas) required to provide regulated electricity and natural gas services to their customers. As a result, IPL and WPL are also subject to credit risk related to their counterparties' failures to deliver commodities at the contracted price.

RMT provides renewable energy services to clients throughout the U.S., including facility siting, permitting, design, procurement, construction and high voltage connection services for wind and solar projects. RMT has a concentration of credit risk for receivables arising from their services given the large scope of individual projects. In addition, RMT has extended short-term financing to certain of its customers during construction of their projects, resulting in credit risk. As of Dec. 31, 2011, RMT had $13 million of notes receivable related to short-term financings extended to customers, which was recorded in "Prepayments and other" on the Consolidated Balance Sheet.

Alliant Energy maintains credit policies to minimize its credit risk. These credit policies include evaluation of the financial condition of counterparties, use of credit risk-related contingent provisions in certain commodity agreements that require credit support from counterparties that exceed certain exposure limits, diversification of counterparties to minimize concentrations of credit risk and the use of standardized agreements that facilitate the netting of cash flows associated with a single counterparty. Based on these credit policies, it is unlikely that a material effect on Alliant Energy's financial condition or results of operations would occur as a result of counterparty non-performance. However, there is no assurance that such policies will protect Alliant Energy against all losses from non-performance by counterparties.

Refer to Notes 1(p), 4(b) and 12 for details of allowances for doubtful accounts, RMT's customer accounts receivable, and credit risk-related contingent features, respectively.

(14) JOINTLY-OWNED ELECTRIC UTILITY PLANT
Under joint ownership agreements with other utilities, IPL and WPL have undivided ownership interests in jointly-owned electric generating facilities. Each of the respective owners is responsible for the financing of its portion of the construction costs. Kilowatt-hour generation and operating expenses are primarily divided between the joint owners on the same basis as ownership. IPL's and WPL's shares of expenses from jointly-owned electric generating facilities are included in the corresponding operating expenses (e.g. electric production fuel, other operation and maintenance, etc.) in the Consolidated Statements of Income. Refer to Note 1(b) for further discussion of cost of removal obligations. Information relative to IPL's

and WPL's ownership interest in these jointly-owned electric generating facilities at Dec. 31, 2011 was as follows (dollars in millions):

	In-service Dates	Fuel Type	Ownership Interest %	Plant in Service	Accumulated Provision for Depreciation	Construction Work in Progress	Cost of Removal Obligations Included in Regulatory Liabilities
IPL							
Ottumwa Unit 1	1981	Coal	48.0%	$234.8	$114.6	$10.4	$14.5
George Neal Unit 4	1979	Coal	25.7%	96.7	65.6	6.1	11.1
George Neal Unit 3	1975	Coal	28.0%	57.6	37.7	2.9	5.4
Louisa Unit 1	1983	Coal	4.0%	35.0	18.7	0.1	2.9
				424.1	236.6	19.5	33.9
WPL							
Columbia Units 1-2	1975-1978	Coal	46.2%	242.9	152.3	12.5	10.0
Edgewater Unit 4	1969	Coal	68.2%	88.3	46.3	0.6	2.5
				331.2	198.6	13.1	12.5
				$755.3	$435.2	$32.6	$46.4

(15) SEGMENTS OF BUSINESS

Alliant Energy's principal businesses as of Dec. 31, 2011 are:

- **Utility** - includes the operations of IPL and WPL, which serve customers in Iowa, Wisconsin and Minnesota. The utility business has three reportable segments: a) utility electric operations; b) utility gas operations; and c) utility other, which includes steam operations, various other energy-related products and services and the unallocated portions of the utility business. Various line items in the following tables are not allocated to the electric and gas segments for management reporting purposes and therefore are included only in "Total Utility."
- **Non-regulated - RMT** - includes the operations of RMT, a subsidiary of Resources. RMT provides renewable energy services to customers throughout the U.S. In February 2012, Alliant Energy announced plans to sell RMT in 2012.
- **Other Non-regulated, Parent and Other** - includes the remaining operations of Resources and its subsidiaries, Corporate Services, the Alliant Energy parent company, and any Alliant Energy parent company consolidating adjustments. Additional Resources businesses include Transportation, Non-regulated Generation and other non-regulated investments described in Note 1(a).

Alliant Energy's administrative support services are directly charged to the applicable segment where practicable. In all other cases, administrative support services are allocated to the applicable segment based on services agreements. Intersegment revenues were not material to Alliant Energy's operations and there was no single customer whose revenues were 10% or more of Alliant Energy's consolidated revenues. Certain financial information relating to Alliant Energy's business segments, products and services and geographic information was as follows (in millions):

	Utility				Non-Regulated-RMT (a)	Other Non-Regulated, Parent and Other	Alliant Energy Consolidated
	Electric	Gas	Other	Total			
2011							
Operating revenues	**$2,635.8**	**$476.7**	**$62.0**	**$3,174.5**	**$443.9**	**$46.9**	**$3,665.3**
Depreciation and amortization	**289.0**	**28.4**	**1.8**	**319.2**	**2.8**	**1.8**	**323.8**
Operating income (loss)	**444.2**	**47.8**	**(3.2)**	**488.8**	**(34.9)**	**24.5**	**478.4**
Interest expense, net of AFUDC				**146.6**	**1.4**	**(1.7)**	**146.3**
Equity income from unconsolidated investments, net	**(38.7)**	**--**	**--**	**(38.7)**	**--**	**(0.6)**	**(39.3)**
Interest income and other				**(0.2)**	**(1.4)**	**(2.7)**	**(4.3)**
Income tax expense (benefit)				**78.3**	**(14.1)**	**(9.1)**	**55.1**
Income (loss) from continuing operations, net of tax				**302.8**	**(20.8)**	**38.6**	**320.6**
Income from discontinued operations, net of tax				**--**	**--**	**1.3**	**1.3**
Net income (loss)				**302.8**	**(20.8)**	**39.9**	**321.9**
Preferred dividends				**18.3**	**--**	**--**	**18.3**
Net income (loss) attributable to Alliant Energy common shareowners				**284.5**	**(20.8)**	**39.9**	**303.6**
Total assets	**7,524.5**	**831.9**	**781.1**	**9,137.5**	**126.3**	**424.1**	**9,687.9**
Investments in equity method subsidiaries	**246.5**	**--**	**--**	**246.5**	**--**	**3.1**	**249.6**
Construction and acquisition expenditures	**542.7**	**38.0**	**27.4**	**608.1**	**0.7**	**64.6**	**673.4**

	Utility				Non-Regulated-RMT (a)	Other Non-Regulated, Parent and Other	Alliant Energy Consolidated
	Electric	Gas	Other	Total			
2010							
Operating revenues	$2,674.2	$480.6	$64.6	$3,219.4	$154.0	$42.7	$3,416.1
Depreciation and amortization	255.1	25.2	5.3	285.6	4.0	1.7	291.3
Operating income (loss)	489.8	53.4	(2.5)	540.7	(3.9)	19.3	556.1
Interest expense, net of AFUDC				142.8	0.2	2.0	145.0
Equity income from unconsolidated investments, net	(37.8)	--	--	(37.8)	--	(0.3)	(38.1)
Interest income and other				(0.6)	0.6	(4.0)	(4.0)
Income tax expense (benefit)				140.6	(2.5)	7.1	145.2
Income (loss) from continuing operations, net of tax				295.7	(2.2)	14.5	308.0
Loss from discontinued operations, net of tax				--	--	(1.7)	(1.7)
Net income (loss)				295.7	(2.2)	12.8	306.3
Preferred dividends				18.7	--	--	18.7
Net income (loss) attributable to Alliant Energy common shareowners				277.0	(2.2)	12.8	287.6
Total assets	7,227.2	817.6	782.4	8,827.2	90.7	365.0	9,282.9
Investments in equity method subsidiaries	236.0	--	--	236.0	--	2.5	238.5
Construction and acquisition expenditures	729.1	39.9	64.3	833.3	1.4	32.2	866.9

	Utility				Non-Regulated-RMT	Other Non-Regulated, Parent and Other	Alliant Energy Consolidated
	Electric	Gas	Other	Total			
2009							
Operating revenues	$2,475.9	$525.3	$92.9	$3,094.1	$294.1	$39.1	$3,427.3
Depreciation and amortization	233.5	25.8	8.9	268.2	2.4	3.0	273.6
Operating income (loss)	342.2	52.3	(5.8)	388.7	(4.9)	12.4	396.2
Interest expense, net of AFUDC				111.6	0.2	3.4	115.2
Loss on early extinguishment of debt				--	--	203.0	203.0
Equity (income) loss from unconsolidated investments, net	(37.0)	--	--	(37.0)	--	0.4	(36.6)
Interest income and other				(1.2)	(1.1)	(2.6)	(4.9)
Income tax expense (benefit)				72.8	(2.5)	(79.6)	(9.3)
Income (loss) from continuing operations, net of tax				242.5	(1.5)	(112.2)	128.8
Income from discontinued operations, net of tax				--	--	0.9	0.9
Net income (loss)				242.5	(1.5)	(111.3)	129.7
Preferred dividends				18.7	--	--	18.7
Net income (loss) attributable to Alliant Energy common shareowners				223.8	(1.5)	(111.3)	111.0
Total assets	6,867.6	803.1	902.9	8,573.6	63.6	398.8	9,036.0
Investments in equity method subsidiaries	227.1	--	--	227.1	--	2.1	229.2
Construction and acquisition expenditures	1,191.8	45.2	5.0	1,242.0	8.2	(47.6)	1,202.6

(a) RMT's operating revenues and expenses increased significantly in 2011 primarily due to increased demand for construction management services for large wind and solar projects. RMT's operating loss and net loss in 2011 was largely driven by losses associated with certain large solar projects as a result of issues with certain of its subcontractors engaged to complete the solar projects. Schedule delays, abandonment of work by the original subcontractor and the need to hire additional subcontractors to complete the work in a timely manner resulted in significant additional costs for RMT in 2011.

Products and Services - Alliant Energy's consolidated operating revenues by segment were as follows:

	2011	2010	2009
Utility electric operations	**72%**	78%	72%
Utility gas operations	**13%**	14%	15%
Utility other	**2%**	2%	3%
Non-regulated - RMT	**12%**	5%	9%
Other	**1%**	1%	1%
	100%	100%	100%

Geographic Information - At Dec. 31, 2011, 2010 and 2009, Alliant Energy's long-lived assets to be held and used in foreign countries were not material.

(16) GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill - At Dec. 31, 2010, Alliant Energy had $3 million of goodwill related to RMT's environmental business unit included in "Deferred charges and other" on the Consolidated Balance Sheet. In 2011, RMT sold its environmental business unit, which resulted in the elimination of this goodwill from the Consolidated Balance Sheet. Refer to Note 18 for additional information on the sale of RMT's environmental business unit.

Emission Allowances - The gross carrying amount and accumulated amortization of emission allowances were recorded as intangible assets in "Deferred charges and other" on the Consolidated Balance Sheets at Dec. 31 as follows (in millions):

	2011	2010
Gross carrying amount	**$13.4**	$50.9
Accumulated amortization	**13.4**	16.5

The emission allowances in the above table are utilized for Acid Rain and CAIR program compliance. In July 2011, the EPA issued CSAPR to replace CAIR with an effective date of Jan. 1, 2012. The above Acid Rain and CAIR emission allowances are not eligible to be used for compliance requirements under CSAPR. As a result of the issuance of CSAPR, during the third quarter of 2011, Alliant Energy concluded that the majority of IPL's recorded emission allowances would not be needed by IPL to comply with the Acid Rain program requirements after 2011 and recorded an impairment of $22.7 million. The impairment was recorded as a decrease to "Deferred charges and other" with an offsetting decrease to "Regulatory liabilities" on the Consolidated Balance Sheet in 2011, resulting in no impact to Alliant Energy's results of operations.

In 2011, 2010 and 2009, amortization expense for emission allowances of $13.4 million, $16.5 million and $16.7 million, respectively, was recorded in "Electric production fuel and energy purchases" in the Consolidated Statements of Income. No amortization expense for emission allowances is currently expected to be recorded during 2012 through 2016.

(17) SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

All "per share" references refer to earnings per diluted share. Summation of the individual quarters may not equal annual totals due to rounding. Refer to Note 18 for additional information on discontinued operations.

	2011				2010			
	March 31	**June 30**	**Sep. 30**	**Dec. 31**	March 31	June 30	Sep. 30	Dec. 31
	(in millions, except per share data)							
Operating revenues	**$945.0**	**$819.5**	**$1,021.6**	**$879.2**	$890.2	$741.6	$951.7	$832.6
Operating income	**127.8**	**72.0**	**185.1**	**93.5**	109.0	100.7	246.6	99.8
Amounts attributable to Alliant Energy common shareowners:								
Income from continuing operations, net of tax	**72.2**	**51.1**	**122.0**	**57.0**	43.4	48.0	150.9	47.0
Income (loss) from discontinued operations, net of tax (Refer to Note 18)	**1.3**	**--**	**--**	**--**	--	(0.2)	(1.8)	0.3
Net income	**73.5**	**51.1**	**122.0**	**57.0**	43.4	47.8	149.1	47.3
Earnings per weighted average common share attributable to Alliant Energy common shareowners:								
Income from continuing operations, net of tax	**0.65**	**0.46**	**1.10**	**0.51**	0.39	0.43	1.37	0.43
Income (loss) from discontinued operations, net of tax	**0.01**	**--**	**--**	**--**	--	--	(0.02)	--
Net income	**0.66**	**0.46**	**1.10**	**0.51**	0.39	0.43	1.35	0.43

(18) DISCONTINUED OPERATIONS
In 2011, Alliant Energy sold its IEA business to narrow its strategic focus and risk profile and received net proceeds of $5 million. IEA was included in the "Other Non-regulated, Parent and Other" segment. The operating results of IEA have been separately classified and reported as discontinued operations in the Consolidated Statements of Income. A summary of the components of discontinued operations in the Consolidated Statements of Income was as follows (in millions):

	2011	2010	2009
Operating revenues	**$1.1**	$6.3	$5.5
Operating expenses (a)	**0.6**	8.9	4.5
Gain on sale of IEA	**(2.5)**	--	--
Interest expense and other	**--**	0.2	0.3
Income (loss) before income taxes	**3.0**	(2.8)	0.7
Income tax expense (benefit)	**1.7**	(1.1)	(0.2)
Income (loss) from discontinued operations, net of tax	**$1.3**	($1.7)	$0.9

(a) In 2010, Alliant Energy recorded pre-tax, non-cash valuation charges of $5.4 million as a result of declines in the fair value of IEA during 2010. The fair value was estimated using updated market information from bids received from potential buyers for IEA.

In 2011, RMT sold its environmental business unit and received net proceeds of $12 million. RMT's environmental business unit was included in the "Non-regulated - RMT" segment. The operating results of RMT's environmental business unit and the gain realized from the sale of RMT's environmental business unit were not material and therefore have not been separately classified and reported as discontinued operations in the Consolidated Statements of Income.

In February 2012, Alliant Energy announced plans to sell the remaining portion of RMT in 2012. RMT did not meet the assets held for sale criteria as of Dec. 31, 2011. As a result, the operations of RMT have not been separately classified and reported as discontinued operations in the Consolidated Statements of Income, and RMT's assets and liabilities have not been separately reported as held for sale on the Consolidated Balance Sheets in this report. Alliant Energy currently expects to begin classifying and reporting the results of RMT in discontinued operations, and assets and liabilities as held for sale, sometime in 2012.

(19) ASSET RETIREMENT OBLIGATIONS
AROs recognized by Alliant Energy relate to legal obligations for the removal, closure or dismantlement of several assets including, but not limited to, wind projects, certain ash ponds, active ash landfills and above ground storage tanks. Alliant Energy's recognized AROs also include legal obligations for the management and final disposition of asbestos and PCB. Alliant Energy's AROs are recorded in "Other long-term liabilities and deferred credits" on the Consolidated Balance Sheets. Refer to Note 1(b) for information regarding regulatory assets related to AROs. A reconciliation of the changes in recognized AROs associated with long-lived assets is as follows (in millions):

	2011	2010
Balance, Jan. 1	**$75.9**	$63.3
Revisions in estimated cash flows (a)	**7.8**	--
Accretion expense	**4.3**	4.1
Liabilities incurred (b)	**4.0**	9.8
Liabilities settled	**(0.9)**	(1.3)
Balance, Dec. 31	**$91.1**	$75.9

(a) In 2011, IPL recorded revisions in estimated cash flows of $7.0 million based on revised remediation timing and cost information for asbestos remediation at Sixth Street.
(b) In 2010, WPL recorded AROs of $9.8 million related to its Bent Tree - Phase I wind project.

In addition, certain of Alliant Energy's AROs related to electric generating facility assets have not been recognized. Due to an indeterminate remediation date, the fair values of the AROs for these assets cannot be currently estimated. A liability for these AROs will be recorded when fair value is determinable.

(20) VARIABLE INTEREST ENTITIES (VIEs)

An entity is considered a VIE if its equity investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or its equity investors lack any one of the following three characteristics: (1) power, through voting rights or similar rights, to direct the activities of the entity that most significantly impact the entity's economic performance; (2) the obligation to absorb expected losses of the entity; or (3) the right to receive expected benefits of the entity. The primary beneficiary of a VIE is required to consolidate the financial statements of the VIE.

After making an ongoing exhaustive effort, Alliant Energy concluded it was unable to obtain the information necessary from the counterparty (subsidiary of Calpine Corporation) for the Riverside PPA for Alliant Energy to determine whether the counterparty is a VIE and if Alliant Energy is the primary beneficiary. This PPA is currently accounted for as an operating lease. The counterparty for the Riverside PPA sells a portion of its generating capacity to WPL and can sell its energy output to WPL. Alliant Energy's maximum exposure to loss from this PPA is undeterminable due to the inability to obtain the necessary information to complete such evaluation. In 2011, 2010 and 2009, Alliant Energy's costs, excluding fuel costs, related to the Riverside PPA were $62 million, $61 million and $63 million, respectively.

(21) RELATED PARTIES

ATC - Pursuant to various agreements, WPL receives a range of transmission services from ATC. WPL provides operation, maintenance, and construction services to ATC. WPL and ATC also bill each other for use of shared facilities owned by each party. The related amounts billed between the parties were as follows (in millions):

	2011	2010	2009
ATC billings to WPL	**$90**	$92	$83
WPL billings to ATC	**12**	11	13

As of Dec. 31, 2011 and 2010, WPL owed ATC net amounts of $6 million and $7 million, respectively.

(22) EARNINGS PER SHARE

A reconciliation of the weighted average common shares outstanding used in the basic and diluted earnings per weighted average common share (EPS) calculation was as follows (in thousands):

Weighted average common shares outstanding:	**2011**	2010	2009
Basic EPS calculation	**110,626**	110,442	110,268
Effect of dilutive share-based awards	**52**	79	84
Diluted EPS calculation	**110,678**	110,521	110,352

The following options to purchase shares of common stock were excluded from the calculation of diluted EPS as the exercise prices were greater than the average market price:

	2011	2010	2009
Options to purchase shares of common stock	**--**	--	313,237
Weighted average exercise price of options excluded	**$--**	$--	$29.26

SELECTED FINANCIAL AND OPERATING STATISTICS

FINANCIAL INFORMATION	2011 (a)	2010 (a)	2009 (a)	2008	2007
	(dollars in millions, except per share data)				
Income Statement Data:					
Operating revenues	**$3,665.3**	$3,416.1	$3,427.3	$3,669.1	$3,430.6
Income from continuing operations, net of tax	**320.6**	308.0	128.8	298.1	443.8
Income (loss) from discontinued operations, net of tax	**1.3**	(1.7)	0.9	8.6	0.2
Net income	**321.9**	306.3	129.7	306.7	444.0
Amounts attributable to Alliant Energy common shareowners:					
Income from continuing operations, net of tax	**302.3**	289.3	110.1	279.4	425.1
Income (loss) from discontinued operations, net of tax	**1.3**	(1.7)	0.9	8.6	0.2
Net income	**303.6**	287.6	111.0	288.0	425.3
Common Stock Data:					
Earnings per weighted average common share attributable to Alliant Energy common shareowners (basic):					
Income from continuing operations, net of tax	**$2.73**	$2.62	$1.00	$2.53	$3.79
Income (loss) from discontinued operations, net of tax	**$0.01**	($0.02)	$0.01	$0.08	$-
Net income	**$2.74**	$2.60	$1.01	$2.61	$3.79
Earnings per weighted average common share attributable to Alliant Energy common shareowners (diluted):					
Income from continuing operations, net of tax	**$2.73**	$2.62	$1.00	$2.53	$3.78
Income (loss) from discontinued operations, net of tax	**$0.01**	($0.02)	$0.01	$0.08	$-
Net income	**$2.74**	$2.60	$1.01	$2.61	$3.78
Common shares outstanding at year-end (000s)	**111,019**	110,894	110,656	110,449	110,359
Dividends declared per common share	**$1.70**	$1.58	$1.50	$1.40	$1.27
Market value per share at year-end	**$44.11**	$36.77	$30.26	$29.18	$40.69
Book value per share at year-end	**$27.14**	$26.09	$25.06	$25.56	$24.30
Market capitalization at year-end	**$4,897.0**	$4,077.6	$3,348.5	$3,222.9	$4,490.5
Other Selected Financial Data:					
Cash flows from operating activities	**$702.7**	$984.9	$657.1	$338.2	$607.5
Construction and acquisition expenditures	**$673.4**	$866.9	$1,202.6	$879.0	$542.0
Total assets at year-end	**$9,687.9**	$9,282.9	$9,036.0	$8,201.5	$7,189.7
Long-term obligations, net	**$2,708.0**	$2,710.3	$2,512.2	$1,887.1	$1,547.1
Times interest earned before income taxes (b)	**3.37X**	3.78X	1.77X	4.48X	7.00X
Capitalization ratios:					
Common equity	**50%**	49%	49%	56%	59%
Preferred stock	**3%**	4%	4%	5%	5%
Long- and short-term debt	**47%**	47%	47%	39%	36%
Total	**100%**	100%	100%	100%	100%

(a) Refer to "Results of Operations" in MDA for discussion of the 2011, 2010 and 2009 results of operations.

(b) Represents the sum of income from continuing operations before income taxes plus interest expense, divided by interest expense. The calculation does not consider the "Loss on early extinguishment of debt" that Alliant Energy has incurred as part of interest expense.

ELECTRIC OPERATING INFORMATION	**2011**	2010	2009	2008	2007
Operating Revenues (in millions):					
Residential	**$985.8**	$1,001.5	$868.6	$844.7	$847.5
Commercial	**612.1**	619.0	556.8	537.5	535.2
Industrial	**748.9**	762.8	710.7	734.7	731.9
Retail subtotal	**2,346.8**	2,383.3	2,136.1	2,116.9	2,114.6
Sales for resale:					
Wholesale	**189.8**	196.8	190.1	201.9	179.8
Bulk power and other	**52.2**	44.1	98.3	31.1	56.7
Other (includes wheeling)	**47.0**	50.0	51.4	61.4	59.7
Total	**$2,635.8**	$2,674.2	$2,475.9	$2,411.3	$2,410.8
Electric Sales (000s MWh):					
Residential	**7,740**	7,836	7,532	7,664	7,753
Commercial	**6,253**	6,219	6,108	6,181	6,222
Industrial	**11,504**	11,213	10,948	12,490	12,692
Retail subtotal	**25,497**	25,268	24,588	26,335	26,667
Sales for resale:					
Wholesale	**3,372**	3,325	3,251	3,813	3,547
Bulk power and other	**1,757**	1,378	2,583	983	2,550
Other	**151**	153	155	164	167
Total	**30,777**	30,124	30,577	31,295	32,931
Customers (End of Period):					
Residential	**842,780**	841,726	840,927	840,644	840,122
Commercial	**136,732**	135,832	135,099	134,536	134,235
Industrial	**2,895**	2,875	2,881	2,934	2,964
Other	**3,638**	3,632	3,555	3,534	3,529
Total	**986,045**	984,065	982,462	981,648	980,850
Other Selected Electric Data:					
Maximum peak hour demand (MW)	**5,734**	5,425	5,491	5,491	5,751
Cooling degree days (a):					
Cedar Rapids, Iowa (IPL) (normal - 736)	**887**	923	406	583	846
Madison, Wisconsin (WPL) (normal - 614)	**814**	829	368	538	781
Sources of electric energy (000s MWh):					
Coal	**16,440**	16,366	15,321	17,495	18,643
Purchased power:					
Nuclear	**5,483**	5,667	5,428	5,465	5,103
Other (b)	**7,529**	7,514	9,542	7,866	8,298
Gas	**588**	633	661	1,037	1,894
Other (b)	**1,413**	820	402	245	309
Total	**31,453**	31,000	31,354	32,108	34,247
Revenue per kilowatt-hour (KWh) sold to retail customers (cents)	**9.20**	9.43	8.69	8.04	7.93

(a) Cooling degree days are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical cooling degree days.

(b) All or some of the renewable energy attributes associated with generation from these sources may be used in future years to comply with renewable energy standards or other regulatory requirements, or sold to third parties in the form of renewable energy credits or other environmental commodities.

GAS OPERATING INFORMATION	**2011**	2010	2009	2008	2007
Operating Revenues (in millions):					
Residential	**$269.7**	$273.7	$290.8	$385.0	$348.6
Commercial	**155.1**	154.2	174.7	240.5	199.0
Industrial	**24.5**	27.3	30.7	51.1	39.4
Retail subtotal	**449.3**	455.2	496.2	676.6	587.0
Interdepartmental	**1.1**	1.5	4.9	7.8	17.4
Transportation/other	**26.3**	23.9	24.2	26.0	25.8
Total	**$476.7**	$480.6	$525.3	$710.4	$630.2
Gas Sales (000s Dths):					
Residential	**26,891**	27,128	27,711	30,630	28,137
Commercial	**19,271**	18,691	20,725	22,461	19,417
Industrial	**3,848**	4,158	4,558	5,558	4,694
Retail subtotal	**50,010**	49,977	52,994	58,649	52,248
Interdepartmental	**887**	887	938	1,373	2,591
Transportation/other	**51,323**	49,521	53,580	59,253	58,911
Total	**102,220**	100,385	107,512	119,275	113,750
Retail Customers at End of Period:					
Residential	**367,497**	366,261	365,597	365,193	363,825
Commercial	**45,667**	45,552	45,641	45,413	45,374
Industrial	**496**	549	571	584	591
Total	**413,660**	412,362	411,809	411,190	409,790
Other Selected Gas Data:					
Heating degree days (a):					
Cedar Rapids, Iowa (IPL) (normal - 6,763)	**6,745**	6,868	7,074	7,636	6,815
Madison, Wisconsin (WPL) (normal - 7,083)	**6,992**	6,798	7,356	7,714	6,935
Revenue per Dth sold to retail customers	**$8.98**	$9.11	$9.36	$11.54	$11.23
Purchased gas costs per Dth sold to retail customers	**$5.88**	$6.05	$6.47	$8.73	$8.11

(a) Heating degree days are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical heating degree days.

Stock Exchange *Listings*	**Stock *Exchange***	**Trading Symbol**	**Newspaper Abbreviation**
Alliant Energy — Common	New York Stock Exchange	LNT	AlliantEngy
Interstate Power and Light Company — 8.375% Preferred	New York Stock Exchange	IPL Pr B	IntstPwrLt pfB
Wisconsin Power and Light Company — 4.50% Preferred	NYSE Amex	WIS_PR	WI P&L pf

All other Wisconsin Power and Light Company preferred are traded on the over-the-counter market.

***2012 Record and Dividend* Payment Dates**

Anticipated record and payment dates are as follows:

Common Stock	
Record dates	Payment dates
Jan. 31	Feb. 15
Apr. 30	May 15
July 31	Aug. 15
Oct. 31	Nov. 15

Alliant Energy Corporation had 33,957 shareowners of record as of December 31, 2011. Shareowner records were maintained by Wells Fargo Shareowner Services in St. Paul, Minn.

Common Stock Quarterly Price Ranges and Dividends

	2011			2010		
Quarter	**High**	**Low**	**Dividend**	**High**	**Low**	**Dividend**
First	$ 40.68	$ 36.78	$ .425	$ 33.87	$ 30.12	$.395
Second	42.14	37.84	.425	35.77	29.20	.395
Third	42.09	33.91	.425	36.74	31.12	.395
Fourth	44.49	36.82	.425	37.65	35.66	.395
Year	**44.49**	**33.91**	**1.70**	**37.65**	**29.20**	**1.58**

Alliant Energy Corporation 2011 year-end common stock closing price: $44.11.

Annual Meeting

The 2012 Annual Meeting of Shareowners will be held at the Alliant Energy Center of Dane County, 1919 Alliant Energy Center Way, Madison, Wisconsin, on Thursday, May 17, 2012, at 1 p.m., CDT.

Form 10-K Information

Upon request, the Company will provide, without charge, copies of the Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission (SEC). All reports filed with the SEC also are available through our website at *alliantenergy.com/investors*.

Analyst inquiries

Inquiries from the financial community may be directed to:

Susan Trapp Gille
Manager-Investor Relations

4902 North Biltmore Lane
Suite 1000
Madison, WI 53718-2148

Phone: (608) 458-3956
Fax: (608) 458-0132
E-mail: *susangille@alliantenergy.com*

Shareowner Direct Plan

The Shareowner Direct Plan is available to all shareowners of record and first-time investors. Through the plan, shareowners may buy common stock directly through the Company without paying any brokerage commissions. Full details are in the prospectus, which can be obtained through our website or by calling Wells Fargo Shareowner Services. Contact information is listed on this page.

Electronic access to Alliant Energy Annual Report, Proxy Statement and Form 10-K

Alliant Energy offers shareowners access to its Annual Report, Proxy Statement and Form 10-K online at *alliantenergy.com/investors* as a convenient and cost-effective alternative to mailing the printed materials.

Shareowners who have access to the Internet are encouraged to enroll in the electronic access program at the website: *shareowneronline.com*.

Direct deposit

Shareowners who are not reinvesting their dividends through the Shareowner Direct Plan may choose to have their quarterly dividend electronically deposited into their checking or savings account. Electronic deposit may be initiated or changed through the website at *shareowneronline.com* or by calling Wells Fargo Shareowner Services. Contact information is listed on this page.

Duplicate mailings

Shares owned by one person but held in different forms of the same name result in duplicate mailing of shareowner information at added expense to the Company. Such duplication can be eliminated only at the direction of the shareowner. Please notify Wells Fargo Shareowner Services in order to eliminate duplication. Contact information is listed on this page.

Stock transfer agent, registrar and dividend payments

Wells Fargo Shareowner Services

161 North Concord Exchange
P.O. Box 64854
St. Paul, MN 55164-0854

Phone: 1(800) 356-5343
Fax: (651) 450-4085
7 a.m. to 7 p.m. Central Time, Monday through Friday.

Website: *shareowneronline.com*

Historical research/other company information

For assistance with account history or requests for copies of our Annual Report, Proxy Statement and Form 10-K, please contact Alliant Energy Shareowner Services in Madison using the contact information listed below.

Additional corporate inquiries/ information

Alliant Energy Shareowner Services
4902 North Biltmore Lane
P.O. Box 14720
Madison, WI 53708-0720

1(800) 353-1089
Email: *shareownerservices@alliantenergy.com*

OUR MISSION

At Alliant Energy, we deliver the energy and exceptional service that our customers and communities count on – safely, efficiently and responsibly.

OUR VALUES

Safety – Our first priority is that nobody gets hurt.

Integrity – We keep our promises and adhere to the highest ethical standards.

Respect – We treat people with respect and strive to create a workplace where people of diverse backgrounds, talents and perspectives feel like they belong.

Service – We commit time and resources to help make our communities better places to live and work.

Responsibility – We are diligent in using resources wisely – caring for the environment, exercising financial discipline and developing our employees.

At Alliant Energy, our mission and values demonstrate how we do business and achieve success.

Alliant Energy
Corporate Headquarters

4902 North Biltmore Lane
Suite 1000
Madison, WI 53718-2148

General information: 1-800-ALLIANT

Individual shareowner questions:
Alliant Energy Shareowner Services:
1-800-353-1089

Stock Transfer Agent and Registrar:
Wells Fargo Shareowner Services:
1-800-356-5343

alliantenergy.com

ALLIANT ENERGY

We're on for you.™

LNT LISTED NYSE

The common stock of Alliant Energy Corp. is traded on the New York Stock Exchange under the symbol LNT.

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